IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Nevsun Resources Ltd. (Nevsun)   by AMEC Americas Limited (AMEC).  The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.  This report is intended to be used by Nevsun, subject to the terms and conditions of its contract with AMEC.  This contract permits Nevsun to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

NEVSUN RESOURCES LTD. 43-101 TECHNICAL REPORT ON THE FEASIBILITY ASSESSMENT BISHA PROPERTY, GASH-BARKA DISTRICT, ERITREA

C O N T E N T S
1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Project Background		1-1
	1.3	Geology and Mineralization		1-2
	1.4	Mineral Resource Estimate		1-3
	1.5	Mining		1-5
	1.6	Metallurgical Testwork and Process Plant Design		1-6
	1.7	Mine Waste and Water Management		1-7
	1.8	Infrastructure		1-7
	1.9	Socioeconomic and Environmental Assessment and Approval		1-8
	1.10	Capital Costs		1-8
	1.11	Operating Costs		1-10
	1.12	Financial Analysis		1-11
	1.13	Recommendations		1-12
2.0	INTRODUCTION AND TERMS OF REFERENCE			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference (ToR)		2-4
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Land Tenure		4-1
	4.2	An Overview of Eritrea		4-1
		4.2.1	Geography and Infrastructure	4-1
		4.2.2	Mining Industry and Legislation	4-5
		4.2.3	Mineral Property Title	4-5
		4.2.4	Environmental Regulations	4-7
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
	PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-3
	5.4	Physiography, Flora and Fauna		5-3
6.0	HISTORY			6-1
7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
		7.1.1	Structural Interpretation of Western Eritrea	7-3
		7.1.2	Mineral Deposits of Eritrea	7-6
	7.2	Property Geology		7-10
		7.2.1	Stratigraphy	7-10
		7.2.2	Intrusives	7-20
		7.2.3	Structure	7-21
		7.2.4	Folds	7-22
		7.2.5	Metamorphism and Weathering	7-25
8.0	DEPOSIT TYPES			8-1

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	8.1	Noranda/Kuroko VMS Deposit Model		8-1
	8.2	Bimodal Siliciclastic VMS Deposit Model		8-3
9.0	MINERALIZATION			9-1
	9.1	Host Rock		9-2
	9.2	Deposit Dimensions and Morphology		9-2
	9.3	Oxide Domain		9-6
	9.4	Acid Domain		9-7
	9.5	Supergene Domain		9-7
	9.6	Primary and Primary Zn Domains		9-8
	9.7	Footwall Alteration		9-8
10.0	EXPLORATION			10-1
	10.1	Introduction		10-1
	10.2	Topography and Grid Survey Control		10-4
	10.3	Geological Mapping and Related Studies		10-4
	10.4	Remote Sensing and Satellite Imagery		10-6
	10.5	Geochemistry		10-6
		10.5.1	Stream Sediment Sampling	10-6
		10.5.2	Soil Geochemical Sampling	10-7
	10.6	Trenching		10-8
	10.7	Ground Geophysics		10-8
		10.7.1	Electromagnetic (EM)	10-8
		10.7.2	Magnetometer	10-8
		10.7.3	Induced Polarization (IP)	10-9
		10.7.4	Gravity	10-9
	10.8	Airborne Geophysics		10-9
	10.9	Drilling		10-9
11.0	DRILLING			11-1
	11.1	Introduction		11-1
	11.2	Diamond Drilling		11-1
		11.2.1	Collar Surveys	11-4
		11.2.2	Downhole Surveys	11-5
		11.2.3	Logging	11-6
		11.2.4	Photography	11-7
		11.2.5	Recoveries	11-7
		11.2.6	Geotechnical Logging	11-9
	11.3	RC Drilling		11-9
		11.3.1	Collar Surveys	11-10
		11.3.2	Downhole Surveys	11-10
		11.3.3	Logging	11-10
		11.3.4	Recoveries	11-10
	11.4	Water Well Drilling		11-12
12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Introduction		12-1
	12.2	Soil Sampling Procedures		12-1
		12.2.1	Nevsun Soil Sampling Procedures	12-1
		12.2.2	Mercier Soil and Auger	12-2
	12.3	Termite Mound Sampling		12-3
	12.4	Pit Sampling		12-3

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		12.4.1	Rock Chip Sampling Procedures	12-4
		12.4.2	pH Survey Procedures	12-4
	12.5	Stream Sediment Sampling Procedures		12-4
	12.6	Trench Sampling Procedures		12-5
	12.7	Drill Core Sampling Procedures		12-5
	12.8	Reverse Circulation Drill Sampling Procedures		12-9
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			13-1
	13.1	Introduction		13-1
	13.2	Sample Preparation for Soils and Sediment		13-2
		13.2.1	Nevsun–ALS Chemex	13-2
		13.2.2	Mercier – Horn of Africa	13-2
	13.3	Stream Sediment Sample Preparation		13-2
	13.4	Soil and Auger Sample Preparation		13-3
	13.5	Pit Sample Preparation		13-3
	13.6	Termite Mound Sample Preparation		13-4
	13.7	Sample Preparation of Drill Core and Rocks		13-4
		13.7.1	Horn of Africa Preparation Laboratory	13-4
		13.7.2	ALS Chemex	13-5
		13.7.3	Nevsun Sample Preparation Laboratory	13-5
	13.8	Sample Preparation of RC Chips		13-8
	13.9	Analyses		13-8
		13.9.1	Genalysis Laboratory Services	13-8
		13.9.2	ALS Chemex	13-9
	13.10	Nevsun Quality Assurance/Quality Control Program		13-9
	13.11	Security		13-19
14.0	DATA VERIFICATION			14-1
	14.1	Data Verification by Nevsun		14-1
	14.2	Data Verification by AMEC		14-1
	14.3	AMEC Quality Control Checks		14-3
	14.4	AMEC Independent Sampling		14-4
		14.4.1	Quartered Core	14-5
		14.4.2	Sub-sampling of Reject Material	14-5
		14.4.3	Splits vs. Original Sample	14-8
		14.4.4	Standards	14-8
		14.4.5	Blanks	14-8
	14.5	Bulk Density Checks		14-11
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Collection and Preparation of the Metallurgical Samples		16-1
		16.1.1	Location of the Metallurgical Sample Drill Holes	16-1
		16.1.2	Sample Preparation	16-2
		16.1.3	Representation of the Oxide Ore Resource by the Phase I Oxide Ore
			Master Composite Sample	16-4
		16.1.4	Representation of the Supergene and Primary Ore Resources by the
			Supergene and Primary Ore Master Composite Samples	16-5
	16.2	Metallurgical Testwork		16-7
		16.2.1	Grindability Testwork	16-8
		16.2.2	Oxide Ore Mineralogy	16-10

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		16.2.3	Oxide Ore Cyanidation Testwork	16-14
		16.2.4	Oxide Ore Flotation Testwork	16-18
		16.2.5	Phase II Supergene Ore Mineralogy	16-18
		16.2.6	Supergene Ore Flotation Testwork	16-24
		16.2.7	Phase II Primary Ore Mineralogy	16-28
		16.2.8	Primary Ore Flotation Testwork	16-33
	16.3	Projection of Grades and Recoveries		16-38
		16.3.1	Yearly Metal Production Estimates	16-38
	16.4	Process Plant Description		16-40
		16.4.1	Oxide Ore Process Plant	16-40
		16.4.2	Supergene Ore Process Plant	16-43
		16.4.3	Primary Ore Process Plant	16-46
	16.5	Process Design Criteria		16-48
	16.6	Risks and Opportunities		16-56
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Mineral Resources Introduction		17-1
	17.2	Geologic Interpretation		17-3
		17.2.1	Breccia	17-3
		17.2.2	Oxide	17-3
		17.2.3	Acid	17-4
		17.2.4	Supergene	17-4
		17.2.5	Primary Zn and Primary	17-4
	17.3	Wireframe Construction		17-5
	17.4	Data Used for Resource Estimation		17-9
		17.4.1	Drill holes	17-9
		17.4.2	Assays	17-9
	17.5	Compositing		17-13
		17.5.1	Declustering	17-16
		17.5.2	Histograms and Univariate Statistics	17-16
		17.5.3	Box Plots	17-24
		17.5.4	Contact Plots	17-24
		17.5.5	Variography	17-28
	17.6	Interpolation Plan		17-33
		17.6.1	Block Model Setup	17-33
		17.6.2	Estimation Parameters	17-33
		17.6.3	Restriction of High-grade Composites – Metal at Risk	17-34
	17.7	Bulk Density		17-36
		17.7.1	Background	17-36
		17.7.2	Bulk Density Assignments	17-37
		17.7.3	Dilution Considerations	17-41
	17.8	Validation		17-42
		17.8.1	Visual Comparison of Block and Composite Grades on Section and
			Plan	17-42
		17.8.2	Global Statistical Comparison	17-42
		17.8.3	Local Comparisons of Kriged Estimates and Declustered Composite
			Grades	17-45
		17.8.4	Herco Validation	17-45
	17.9	Classification		17-47
		17.9.1	Distribution of Pierce Points at the Massive Sulphide Contacts	17-47

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		17.9.2	Observations of Grade and Geologic Continuity on Section and Plan	17-47
		17.9.3	Confidence Limit Analysis	17-48
	17.10	Mineral Resource Summary		17-51
	17.11	Mineral Reserves		17-53
		17.11.1	Open Pit Optimization	17-53
		17.11.2	Design Parameters and Summary	17-54
		17.11.3	Pit Design Tonnages	17-55
		17.11.4	Dilution and Loss	17-55
		17.11.5	Reserves	17-59
18.0	OTHER RELEVANT DATA AND INFORMATION			18-1
	18.1	Geotechnical Evaluation		18-1
		18.1.1	Background Information	18-1
		18.1.2	Site Investigations	18-2
		18.1.3	Geotechnical Conditions	18-3
		18.1.4	Pit Wall Design	18-8
	18.2	Waste Material Handling		18-14
		18.2.1	Pit Sequencing	18-16
		18.2.2	Mine Plan	18-16
		18.2.3	Preproduction Mine Development	18-17
		18.2.4	Production Forecast	18-17
	18.3	Mining Operation		18-17
		18.3.1	Load-haul Options and Mining Methods	18-18
		18.3.2	General Operating Parameters	18-19
		18.3.3	Drilling and Blasting	18-19
		18.3.4	Dust Suppression and Water Handling	18-20
		18.3.5	Loading Equipment	18-20
		18.3.6	Haul Trucks	18-22
		18.3.7	Mine Support Equipment	18-23
		18.3.8	Ancillary Equipment	18-23
		18.3.9	Equipment Purchase	18-24
		18.3.10	Fuel Consumption	18-24
	18.4	Manpower		18-24
	18.5	Mine Waste and Water Management		18-25
		18.5.1	Tailings Impoundment	18-26
		18.5.2	Waste Dumps	18-26
		18.5.3	Water Management	18-26
		18.5.4	Tailings Management	18-27
	18.6	Water Balance and Water Management		18-30
		18.6.1	Project Water Balance	18-30
		18.6.2	Pit Dewatering	18-31
		18.6.3	Mine Waste Runoff	18-31
		18.6.4	Local Runoff	18-32
	18.7	Mine Closure		18-33
		18.7.1	Tailings Impoundment	18-33
		18.7.2	Waste Dumps	18-34
		18.7.3	Restoration of Fereketatet River	18-34
		18.7.4	Removal of Infrastructure	18-34
	18.8	On-Site Infrastructure		18-35
		18.8.1	Mine Site Ancillary Facilities	18-35

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	18.8.2	Maintenance Workshop, Warehouse and Laboratory Complex	18-38
	18.8.3	Explosive Magazine and ANFO Mixing Plant	18-38
	18.8.4	Fuel Storage	18-39
	18.8.5	Concentrate Storage and Reclaim	18-39
18.9	Power Supply and Distribution		18-39
18.10	Process Control System		18-40
18.11	Communications System		18-41
18.12	Water Supply		18-42
	18.12.1	Freshwater	18-42
	18.12.2	Potable Water	18-43
18.13	Site Security		18-43
18.14	Off-site Infrastructure		18-43
18.15	Trucking		18-44
18.16	Port Site		18-45
	18.16.1	Cement Plant	18-45
	18.16.2	Port Facilities	18-46
18.17	Metocean Studies		18-47
	18.17.1	Sounding Survey	18-47
	18.17.2	Design Vessel	18-47
	18.17.3	Marine Facilities Design	18-48
	18.17.4	Concentrate Handling Facilities	18-49
	18.17.5	Dust Control	18-49
	18.17.6	Ancillary Facilities	18-50
	18.17.7	Fire Protection and Water Supply	18-51
	18.17.8	Electrical Supply and Lighting	18-51
18.18	Environmental Assessment		18-51
	18.18.1	Nevsun Environmental and Socioeconomic Policies	18-51
	18.18.2	Scope of Environmental Studies	18-52
	18.18.3	Schedule	18-52
18.19	Environmental Approvals		18-52
	18.19.1	Agreement with Eritrean Government – Bisha Concessions	18-52
	18.19.2	Environmental Permitting	18-53
	18.19.3	Environmental Assessment Guidelines	18-53
18.20	Baseline Biophysical Environment		18-55
	18.20.1	Atmospheric Environment	18-56
	18.20.2	Soils, Terrain and Geochemistry	18-57
	18.20.3	Vegetation	18-59
	18.20.4	Wildlife	18-59
	18.20.5	Aquatic Environment	18-60
18.21	Human Environment		18-62
	18.21.1	Socioeconomics	18-63
	18.21.2	Land Use	18-65
	18.21.3	Archaeology and Heritage Resources	18-66
	18.21.4	Environmental Assessment	18-67
18.22	Mitigation and Environmental Management		18-67
	18.22.1	Biophysical Environment	18-67
	18.22.2	Human Environment	18-73
18.23	Capital and Operating Costs		18-75
	18.23.1	Capital Cost Estimates	18-75
	18.23.2	Operating Cost Estimates	18-77

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	18.24	Financial Analysis	18-83
		18.24.1 Introduction	18-83
		18.24.2 Basis of Financial Analysis	18-83
		18.24.3 Metal Prices	18-84
		18.24.4 Principal Assumptions for Evaluation	18-84
		18.24.5 Capital Costs	18-85
		18.24.6 Operating Costs	18-86
		18.24.7 Smelter Contract	18-87
	18.25	Financial Analysis	18-90
		18.25.1 Sensitivity Analysis	18-90
19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND
	DEVELOPMENT PROPERTIES		19-1
20.0	INTERPRETATION AND CONCLUSIONS		20-1
21.0	RECOMMENDATIONS		21-1
22.0	REFERENCES		22-1

T A B L E S
Table	1-1	:	Mineral Resource Estimate as at 5 October 2006 (prepared by S. Blower, P.Geo.
			under the supervision of D. Reddy, P.Geo.)	1-4
Table	1-2	:	Proven and Probable Reserves as at 5 October 2006 (prepared by L. Melnyk,
			P.Eng.)	1-5
Table	1-3	:	Metallurgical Performance of the Three Ore Types	1-6
Table	1-4	:	Summary of Capital Costs for the Oxide Ore Phase by Area	1-8
Table	1-5	:	Summary of Capital Costs for the Supergene Ore Phase by Area	1-10
Table	1-6	:	Summary of Capital Costs for the Primary Ore Phase by Area	1-10
Table	1-7	:	Overall Project Operating Costs (US$000)	1-11
Table	1-8	:	Financial Analysis Summary	1-12
Table	2-1	:	Qualified Persons and Key Feasibility Study Team Members	2-3
Table	4-1	:	UTM Coordinates of the Bisha Exploration Licence (UTM Zone 37N, WGS 84)	4-4
Table	5-1	:	Distances by Road to the Bisha Exploration Licence	5-1
Table	6-1	:	General History of Bisha Property	6-2
Table	6-2	:	Phelps Dodge Corp. Grab Samples 1999	6-3
Table	6-3	:	2002 Drill Program – Summary of Significant Assay Intervals	6-3
Table	7-1	:	Asmara Area Base Metal Prospects and Deposits	7-7
Table	7-2	:	Mineral Deposits in Eritrea, Sudan, Ethiopia and Western Saudi Arabia	7-9
Table	10-1	:	Summary of Work Completed	10-2
Table	10-2	:	Summary of Geological Mapping on Bisha Property	10-5
Table	11-1	:	Drill Hole Summary by Year and Type	11-3
Table	11-2	:	Drill Program Survey Methods	11-5
Table	11-3	:	Recovery by Drill Program	11-8
Table	11-4	:	Distribution of Sample Intervals by Domain for Each Hole Type	11-11
Table	11-5	:	Mineralized Intervals for Each Geological Domain	11-11

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Table	11-6	:	Summary of Water Well Locations	11-12
Table	12-1	:	Total Line Kilometres of Soil Sampling on Bisha	12-2
Table	12-2	:	Summary of Trench Locations	12-6
Table	12-3	:	Summary of Drill Techniques Used	12-6
Table	12-4	:	Summary Statistics of Sample Lengths Grouped by Rock Type	12-8
Table	13-1	:	Summary of Standards Used on the Drill Programs	13-10
Table	13-2	:	Summary of Standards Used for Core and RC Sampling	13-12
Table	13-3	:	Main Statistics of the Certified Reference Materials for Bisha Main Zone Drilling
			in 2005	13-13
Table	13-4	:	Overall Element Statistics after Accuracy Plots for Bisha Main Zone Drilling in
			2005	13-14
Table	13-5	:	Summary of Blanks Greater than the 3x Detection Level	13-15
Table	13-6	:	Twin (“Duplicate”) Samples	13-17
Table	13-7	:	Reduced to Major Axis Results for Check Pulp Samples	13-20
Table	13-8	:	Pulp Duplicates Flagged	13-21
Table	14-1	:	Sieve Checks for Samples from 2004 Program	14-3
Table	14-2	:	Sieve Checks for Samples from Pre-2004 Programs	14-4
Table	14-3	:	Independent and QA/QC Sampling	14-5
Table	14-4	:	Standard Samples Submitted with AMEC Samples	14-10
Table	14-5	:	Blank Samples Submitted with AMEC Samples	14-11
Table	14-6	:	Bulk Density Measurements using Wax and Non-Wax Immersion Methods	14-12
Table	14-7	:	Bulk Density Measurements Using Wax Immersion Methods	14-13
Table	16-1	:	Metallurgical Sample Drill Hole Locations	16-2
Table	16-2	:	Comparison of Distributions of the Lithologies between the Bisha Oxide
			Resource and the Oxide Ore Master Composite Sample	16-4
Table	16-3	:	Phase II Oxide Ore Variability Composite Samples	16-5
Table	16-4	:	Supergene Ore Composite Samples	16-6
Table	16-5	:	Primary Ore Composite Samples	16-7
Table	16-6	:	Bisha Proven and Probable Reserve Tonnages and Head Grades	16-7
Table	16-7	:	JK Tech Drop Weight Test SAG/Autogenous Mill Parameters	16-8
Table	16-8	:	Relative Density Measurements for 30 Particles of Each Ore Type	16-9
Table	16-9	:	Summary of MacPherson Grindability Tests	16-9
Table	16-10:		Bond Rod Mill and Ball Mill Work Indices	16-11
Table	16-11:		Superpanner Mass Balance	16-11
Table	16-12:		Gold Scan of Superpanner Products	16-12
Table	16-13:		Summary of Preliminary Oxide Ore Cyanidation Testwork	16-14
Table	16-14:		CN Leach Tests Based on Residue Assays	16-14
Table	16-15:		Phase II CN Leach Tests	16-17
Table	16-16:		Summary of Oxide Ore Flotation Test	16-18
Table	16-17:		Supergene Ore Locked-Cycle Tests LCT3	16-28
Table	16-18:		Supergene Ore Locked-Cycle Tests LCT4	16-28
Table	16-19:		Projected Zinc Metallurgy from Phase I Testing	16-35
Table	16-20:		Summary of Locked-Cycle Tests on the Low Zn Master Composite	16-37
Table	16-21:		Summary of Locked-Cycle Test on the Zn-Rich Master Composite	16-37
Table	16-22:		Metallurgical Performance of the Three Ore Types	16-38

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Table	16-23:		Estimate of Yearly Metal Production from Oxide Ore	16-39
Table	16-24:		Estimate of Yearly Metal Production from Supergene Ore	16-39
Table	16-25:		Estimate of Yearly Metal Production from Primary Ore	16-39
Table	17-1	:	Estimation Domains and Corresponding Integer Codes	17-3
Table	17-2	:	Summary of Diamond Drill holes Used for the 2005 Estimate	17-9
Table	17-3	:	Mean Assay Grades by Geologic Domain	17-12
Table	17-4	:	Zinc Composite Length Sensitivity	17-13
Table	17-5	:	Copper Composite Length Sensitivity	17-13
Table	17-6	:	Gold Composite Length Sensitivity	17-14
Table	17-7	:	Composite Summary Statistics by Domain	17-23
Table	17-8	:	Contact Plot Results	17-28
Table	17-9	:	Block Model Parameters	17-33
Table	17-10:		Metal-at-Risk Results for the Most Important Metal-Domain Combinations	17-35
Table	17-11:		High Grade Search Restriction Thresholds and Search Radii	17-36
Table	17-12:		Average Waxed SG determinations by Domain	17-37
Table	17-13:		Lithology Weighted Averages for Waxed SG determinations by Domain	17-38
Table	17-14:		Relationships Between SG Measurements and Metal Grades	17-38
Table	17-15:		Multiple Regression Statistics and Comparisons to Mean SG	17-39
Table	17-16:		Global Comparison in the Breccia Domain	17-42
Table	17-17:		Global Comparison in the Oxide Domain	17-43
Table	17-18:		Global Comparison in the Acid Domain	17-43
Table	17-19:		Global Comparison in the Supergene Domain	17-43
Table	17-20:		Global Comparison in the Primary Zn Domain	17-44
Table	17-21:		Global Comparison in the Primary Domain	17-44
Table	17-22:		Bisha Mineral Resource Estimate as at 5 October, 2006 (prepared by Stephen
			Blower, P.Geo under the supervision of Douglas Reddy, P.Geo)	17-52
Table	17-23:		Pit Optimization Parameters	17-53
Table	17-24:		In-Pit Proven and Probable Reserves by Phase	17-58
Table	17-25:		Proven and Probable Mineral Reserves at 5 October, 2006 (prepared by L.
			Melnyk, P.Eng.)	17-59
Table	18-1	:	Summary of Reviewed Drill Holes	18-2
Table	18-2	:	Summary of 2005 Geotechnical Drilling Program	18-3
Table	18-3	:	Domain IV Structural Sets	18-6
Table	18-4	:	Domain V Structural Sets	18-7
Table	18-5	:	Domain VI Faults	18-7
Table	18-6	:	2005 Orientated Core Data	18-8
Table	18-7	:	Summary of UCS Test Results	18-8
Table	18-8	:	Summary of Point Load Test Results	18-8
Table	18-9	:	Rock Mass Parameters	18-13
Table	18-10:		Summary of Proposed Pit Wall Design	18-15
Table	18-11:		Mine Production Forecast	18-15
Table	18-12:		Production Equipment Fleet Requirement	18-18
Table	18-13:		Bisha Loading Tools Options	18-21
Table	18-14:		Loading Parameters	18-21
Table	18-15:		Loading Equipment Productives	18-22

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Table	18-16:		Haul Truck Equipment Productives	18-22
Table	18-17:		Ancillary Equipment Fleet	18-23
Table	18-18:		Production Equipment Purchase/Lease and Replacement Schedule	18-24
Table	18-19:		Estimated Annual Equipment Diesel Fuel Consumption (ML)	18-24
Table	18-20:		Annual and Monthly Rainfall (mm)	18-27
Table	18-21:		Annual and Monthly Evapotranspiration and Evaporation (mm)	18-27
Table	18-22:		Summary of Project Annual Tailings Production (Mt)	18-28
Table	18-23:		Concentrate Production Estimates	18-44
Table	18-24:		Environmental Issues for the Bisha Project	18-69
Table	18-25:		Summary of Capital Costs for the Oxide Ore Phase by Area	18-76
Table	18-26:		Summary of Capital Costs for the Supergene Ore Phase by Area	18-76
Table	18-27:		Summary of Capital Costs for the Primary Ore Phase by Area	18-77
Table	18-28:		Overall Project Operating Costs (US$000)	18-77
Table	18-29:		Process Operating Cost Estimate	18-80
Table	18-30:		Annual and LOM Process Operating Costs	18-82
Table	18-31:		Annual Off-site Infrastructure (Port-Site) Operating Costs	18-82
Table	18-32:		G&A Cost Summary (US$000)	18-83
Table	18-33:		Metal Prices	18-84
Table	18-34:		Electricity and Fuel Costs	18-85
Table	18-35:		Doré Smelter Terms	18-87
Table	18-36:		Copper Smelter Terms	18-88
Table	18-37:		Zinc Smelter Terms	18-89
Table	18-38:		Cash Flow Analysis	18-90
Table	20-1	:	Mineral Resource Estimate as at 5 October 2006(prepared by Stephen Blower,
			P.Geo. under the supervision of Douglas Reddy, P.Geo.)	20-4
Table	20-2	:	Proven and Probable Reserves as at 5 October 2006 (prepared by Lydell
			Melnyk, P.Eng.)	20-5
Table	20-3	:	Financial Analysis Summary	20-7

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F I G U R E S
Figure 4-1:	Location Map of Eritrea	4-2
Figure 4-2:	Summary of Prospecting and Exploration Licences in Eritrea	4-3
Figure 4-3:	Location of the Bisha Exploration Licence	4-4
Figure 5-1:	Property Access and Topography	5-2
Figure 7-1:	Geology of the Arabian-Nubian Shield in the Red Sea Region (from Miller et al,
	2003	7-1
Figure 7-2:	Geological Terrane Map of Eritrea Showing Nevsun Exploration Licences	7-2
Figure 7-3:	General Geology Map of Eritrea	7-4
Figure 7-4:	Structural Interpretation of Western Eritrea	7-5
Figure 7-5:	Property-Scale Geology Map	7-11
Figure 7-6:	Deposit-Scale Geology Map (from Barrie, 2004, 2005)	7-12
Figure 7-7:	Stratigraphic Section	7-13
Figure 8-1:	Kuroko Style VMS Deposit Model	8-2
Figure 8-2:	Kuroko Style VMS Grade and Tonnage Model (Singer and Mosier, 1986)	8-3
Figure 8-3:	Bisha Bimodal Siliciclastic VMS Model Schematic	8-4
Figure 9-1:	Isometric View of the Bisha Deposit Facing West	9-2
Figure 9-2:	Drill Hole Locations and Bisha Main Zone Outline (perspective view from above)	9-6
Figure 11-1:	Drill Hole Location Map	11-2
Figure 13-1:	Graphs for Twin Samples for Au, Ag, Cu, Pb, and Zn	13-16
Figure 13-2:	Graphs for Coarse Preparation Duplicates for Au, Ag, Cu, Pb, and Zn	13-18
Figure 14-1:	Original vs. Quarter Core Sample Pairs	14-6
Figure 14-2:	Original vs. Reject Sample Pairs	14-7
Figure 14-3:	Original vs. Last Split Sample Pairs	14-9
Figure 15-1:	Sanu Resources Properties in Relation to Bisha Main Zone	15-2
Figure 16-1:	Selected Reflected Light Images of Gold Particles	16-13
Figure 16-2:	CN Leach Tests Based on Residue Assays	16-16
Figure 16-3:	Composition of the Phase II Supergene Composites	16-19
Figure 16-4:	Mineral Associations in the Phase II Supergene Composites	16-20
Figure 16-5:	Chalcopyrite – Liberated Mineral Release Curve	16-21
Figure 16-6:	Bornite – Liberated Mineral Release Curve	16-22
Figure 16-7:	Covellite – Liberated Mineral Release Curve	16-22
Figure 16-8:	Chalcocite – Liberated Mineral Release Curve	16-23
Figure 16-9:	Limiting Cu Grade–Recovery in Phase II Supergene Ore Samples	16-24
Figure 16-10:	Phase I Supergene Ore Flotation Cu Grade vs. Recovery	16-26
Figure 16-11:	Supergene Variability Composite Rougher Kinetics	16-27
Figure 16-12:	Composition of Phase II Primary Ore Variability Composite Samples	16-29
Figure 16-13:	Cu Mineral Associations in the Phase II Primary Ore Composites	16-30
Figure 16-14:	Zn Mineral Associations in the Phase II Primary Ore Composites	16-30
Figure 16-15:	Chalcopyrite – Liberated Mineral Release Curve	16-31
Figure 16-16:	Sphalerite – Liberated Mineral Release Curve	16-32
Figure 16-17:	Limiting Cu Grade-Recovery in Primary Ore Samples	16-32
Figure 16-18:	Phase I Primary Ore Batch Flotation Cu Grade vs. Recovery	16-33

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Figure	16-19:		Primary Ore Batch Flotation Zn Grade versus Recovery	16-35
Figure	16-20:		Primary Ore Variability Composites	16-36
Figure	17-1	:	Isometric View of the Wireframe Model of the Bisha Mineralization (Looking
			Down to the Northwest)	17-6
Figure	17-2	:	Cross Section View (5675N) of the Wireframe Model and Main Geologic Domain
			Clipping Surfaces (Looking North)	17-7
Figure	17-3	:	Isometric View of the Wireframe Models of the Final Geologic Domains (Looking
			Down to the Northwest)	17-8
Figure	17-4	:	Example of the Potential for Additional Resources Down Dip on Section 5550N
			(Looking North)	17-10
Figure	17-5	:	Gold Grade vs. Core Recovery	17-11
Figure	17-6	:	Copper Grade vs. Core Recovery	17-11
Figure	17-7	:	Zinc Grade vs. Core Recovery	17-12
Figure	17-8	:	Compositing Example	17-15
Figure	17-9	:	Histogram and Probability Plot for Au in the Breccia Domain	17-17
Figure	17-10:		Histogram and Probability Plot for Au in the Oxide Domain	17-18
Figure	17-11:		Histogram and Probability Plot for Au in the Acid Domain	17-19
Figure	17-12:		Histogram and Probability Plot for Cu in the Supergene Domain	17-20
Figure	17-13:		Histogram and Probability Plot for Zn in the Primary Zn Domain	17-21
Figure	17-14:		Histogram and Probability Plot for Zn in the Primary Domain	17-22
Figure	17-15:		Box Plot for Au Composites	17-25
Figure	17-16:		Box Plot for Ag Composites	17-25
Figure	17-17:		Box Plot for Cu Composites	17-26
Figure	17-18:		Box Plot for Pb Composites	17-26
Figure	17-19:		Box Plot for Zn Composites	17-27
Figure	17-20:		Box Plot for As Composites	17-27
Figure	17-21:		Residual SG Values from the Mean SG on Section 5525N	17-40
Figure	17-22:		Residual SG Values from the Calculated SG on Section 5525N	17-41
Figure	17-23:		Herco Validation Plot for Gold in the Oxide Domain	17-46
Figure	17-24:		Herco Validation Plot for Zinc in the Primary Zn Domain	17-46
Figure	17-25:		Isometric View (Down to the Northeast) of the Wireframe Skin Coloured
			According to the Distance to the Nearest Massive Sulphide Pierce Point	17-48
Figure	17-26:		Confidence Limit Results on an Annual Basis (Indicated Criteria)	17-49
Figure	17-27:		Confidence Limit Results on a Quarterly Basis (Measured Criteria)	17-50
Figure	17-28:		Isometric View (Down to the Northeast) of the Final Classification Assignments	17-51
Figure	17-29:		Lerch Grossman Shell Output	17-54
Figure	17-30:		Oxide Ore and Waste Blocks Glade	17-56
Figure	17-31:		Supergene Ore and Waste Blocks Glade	17-57
Figure	17-32:		Primary Ore and Waste Blocks Glade	17-57
Figure	17-33:		Section 339400E	17-58
Figure	18-1	:	Amount of Supporting Data for the Main Rock Types	18-4
Figure	18-2	:	Mine and Environmental Approval Process	18-54
Figure	18-3	:	Sensitivity of Internal Rate of Return	18-91
Figure	18-4	:	Sensitivity of After Tax Undiscounted Net Present Value	18-91
Figure	18-5	:	Sensitivity of Net Present Value Discounted at 10%	18-92

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1.0

SUMMARY

1.1

Introduction

AMEC Americas Ltd. (AMEC) was commissioned by Nevsun Resources Ltd. (Nevsun) of Vancouver, Canada, to complete a reserve estimate and Feasibility Study on the Bisha Main Zone deposit within the Bisha Property in Eritrea, Africa.  The Feasibility Study is based on the mineral resource estimate completed by AMEC in December 2005.  The results of the resource and reserve estimates and the Feasibility Study are reported in this Technical Report.

The Qualified Persons responsible for the preparation of the Technical Report include Sean Waller, P.Eng. (Project Manager, Bisha Feasibility Study, AMEC) for the metallurgy, infrastructure, environmental and finance sections of this report, Lydell Melnyk, P.Eng. (Senior Mining Engineer, AMEC) for the mining and mineral reserves sections, and Douglas Reddy, P.Geo. (formerly Technical Director, AMEC) for the geology and resources sections.  The project manager for this Technical Report was Ben Lee, P.Eng., Project Manager with AMEC.

The mineral resource estimate, which formed the basis for the reserves, was prepared by Stephen Blower P.Geo. (formerly Principal Geologist, AMEC) in December 2005, under the supervision of Mr. Reddy.

The AMEC Feasibility Study team visited the project site and the cities of Asmara and Massawa in March and April 2005 to evaluate sites for the process plant and on-site infrastructure; to participate in collecting samples for metallurgical testwork; and to complete feasibility study-level investigations of the available support facilities and contractors for the project.  A subsequent visit was made in October 2005 to complete geotechnical testwork for information on equipment and building foundations, sources of aggregate and borrow materials for dam construction.

Mr. Waller visited the project and proposed port sites from 12 to 16 June 2006.  Mr. Melnyk visited the project site from 3 to 12 March and 1 to 15 April 2005, with Nevsun personnel.  Mr. Reddy completed a 5-day site visit between 28 May and 1 June 2004.

1.2

Project Background

The Bisha Property consists of an exploration licence located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.

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The Property is located at approximate latitude 15°24'N and longitude 37°30'E.  The UTM coordinates of the centre of the Property are 1,711,000 N and 340,000 E (UTM Zone 37N, WGS 84).  The Property is a single, contiguous exploration licence with dimensions of 14 km x 16 km.

Nevsun, through its wholly-owned Eritrea subsidiary, Bisha Mining Share Company, holds the Exploration Licence.  The State of Eritrea has an automatic right to a free carried 10% interest and has an option, under existing Eritrea mining laws, to acquire up to a further 20% interest by agreement with the licensee.  Upon production, Nevsun must pay a 5% net smelter royalty (NSR) to the Eritrean government on precious mineral production and a 3.5% NSR on metallic mineral production.

1.3

Geology and Mineralization

Bisha is a precious and base metal-rich volcanogenic massive sulphide (VMS) deposit.  Pertinent deposit model types would be Noranda/Kuroko or bimodal-siliciclastic VMS deposits.

The Bisha Main Zone mineralization consists of precious metal-rich (Au, Ag) oxide zone and base metal-rich (Cu, Zn, Pb) massive sulphide lenses hosted by a bimodal sequence of weakly stratified, predominantly tuffaceous metavolcanic rocks (Nacfa Terrane greenstone belt).  Host rocks are felsic lithologies (variably altered felsic lapilli and lapilli ash tuffs, crystal tuffs and minor felsic dykes), which also form the hanging wall stratigraphy and predominate overall.

Four principal zones of mineralization within the Bisha Main Zone have developed though the initial formation of the VMS deposit and then subsequent oxidation, leaching and reprecipitation of metals, and include:  (1) a near-surface gold-silver rich oxide/gossan; (2) a gold (±silver) horizon that has been subjected to extreme acidification (acidified); (3) a supergene copper-enriched horizon; and (4) an underlying (zinc-copper), primary massive sulphide horizon.

The Bisha Main massive sulphide lenses are oriented north-south, and the true thicknesses vary from 0 to 70 m.  The deposit is deformed and exhibits thickening at the fold hinge and limb attenuation, which distorts original dimensions.  Drill hole intersections have encountered mineralization to a maximum depth of 380 m (at the southern portion of the deposit), below which it remains open.  Extensions at depth would add primary sulphide mineralization.  The northern portions of the deposit only extend to depths of around 70 m.

The south end of the Bisha Main Zone plunges very rapidly and drilling has been completed without success for 50 m south of the last mineralized intercept.  The north end of the Main Zone appears to be abruptly terminated due to the surface exposure and possible erosion of the keel of the Bisha Syncline.  Alternative interpretations consider the sulphide lenses to be separate horizons and do not agree with the synclinal model.

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Metal zoning within the massive sulphide lenses appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite mineralization and this confirms the interpretation that the sequence is right-way-up (west-facing).

1.4

Mineral Resource Estimate

The initial geological interpretation was completed by Nevsun based on lithological, mineralogical and alteration features logged in drill core.  The overall interpretation at Bisha has changed little since AMEC’s initial resource estimate in 2004.  The deposit has been subdivided into six mineralized domains:  Breccia, Oxide, Acid, Supergene, Primary Zn, and Primary.  Some of the domain contacts have been revised relative to the 2004 interpretation based on new drill hole information or revised interpretations.  The general sizes of the domains and their positions relative to each other are consistent with the initial interpretations.

A three-dimensional (3D) geological model was prepared in Gems® software to outline the six mineralized domains.  The resource model was prepared in 2005 by AMEC (S. Blower, P.Geo. under the supervision of Mr. D. Reddy, P.Geo.) using multiple passes of ordinary kriging for grade interpolation.  The 2005 Bisha resource statement is based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes, covering a strike length of 1,200 m and to depths varying from surface to 380 m.

The classified Bisha mineral resource estimate is summarized by domain at various gold, copper and zinc cut-off grades in Table 1-1.  The mineral resource estimate is compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as required by NI 43-101.  The Oxide Mineral Resource is tabulated above a gold cut-off grade.  The Supergene Mineral Resource is tabulated above a copper cut-off grade and the Primary Zn blocks are tabulated above a zinc cut-off grade.  A small amount of the Primary Domain contains greater than 2% zinc and that portion has been tabulated separately from the rest of the Primary blocks that contain less than 2% zinc, but may be economic because they contain more than 0.5% copper.

After resource modelling was completed, the model was condensed to three zones each of which requires a different recovery treatment process.  The upper Breccia, Oxide, and Acidified Domains were combined into an “Oxide Zone”.  The Supergene Domain became the “Supergene Zone”, and the two Primary Domains were combined into the “Primary Zone”.

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Table 1-1:

Mineral Resource Estimate as at 5 October 2006 (prepared by S. Blower, P.Geo. under the supervision of D. Reddy, P.Geo.)

				Grade					Metal
Category	Domain	Cut-off	Tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (klb)	Pb (klb)	Zn (klb)
Measured	Oxides	0.5g/t Au	764	6.26	27.8	0.11	0.70	0.10	154	683	1,885	11,873	1,760
	Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.17	0.24	21	1,183	93,551	3,162	4,464
	Primary Zn	2.0% Zn	320	0.84	68.5	1.11	0.52	12.29	9	704	7,826	3,666	86,655
	Primary	2.0% Zn	4	0.69	22.5	0.67	0.04	2.17	0	3	52	3	169
	Primary	0.5% Cu (< 2%Zn)	87	0.63	24.2	0.65	0.06	0.90	2	67	1,241	115	1,718
	Subtotal		2,018	2.95	41.4	2.43	0.44	2.19	185	2,639	104,555	18,819	94,766
Indicated	Oxides	0.5g/t Au	4,036	7.17	30.7	0.08	0.54	0.07	930	3,981	7,118	48,047	6,228
	Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.10	152	6,607	562,321	14,242	14,682
	Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	0.34	9.07	201	15,702	192,927	61,882	1,650,800
	Primary	2.0% Zn	1,659	0.75	31.4	0.79	0.08	3.09	40	1,675	28,894	2,926	113,015
	Primary	0.5% Cu (< 2%Zn)	4,657	0.67	33.4	1.16	0.03	1.01	100	5,001	119,105	3,080	103,704
	Subtotal		25,268	2.00	42.2	1.74	0.28	3.93	1,424	32,967	910,365	130,177	1,888,429
Meas+Ind	Oxides	0.5g/t Au	4,800	7.02	30.2	0.09	0.57	0.08	1,084	4,663	9,003	59,920	7,988
	Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.11	0.12	173	7,790	655,871	17,403	19,146
	Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	0.35	9.19	210	16,406	200,754	65,549	1,737,456
	Primary	2.0% Zn	1,663	0.75	31.4	0.79	0.08	3.09	40	1,677	28,946	2,929	113,184
	Primary	0.5% Cu (< 2%Zn)	4,744	0.67	33.2	1.15	0.03	1.01	103	5,068	120,065	3,033	105,528
	Subtotal		27,286	2.08	42.1	1.80	0.29	3.78	1,610	35,605	1,014,639	148,834	1,983,300
Inferred	Oxides	0.5g/t Au	60	2.85	17.5	0.03	0.06	0.02	5	33	39	79	26
	Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.05	0.03	3	140	8,820	214	123
	Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	0.36	8.42	142	11,658	124,485	53,993	1,262,847
	Primary	2.0% Zn	510	0.62	36.5	1.02	0.05	3.29	10	599	11,465	562	36,980
	Primary	0.5% Cu (< 2%Zn)	4,147	0.68	37.3	0.99	0.02	0.87	91	4,974	90,519	1,829	79,547
	Subtotal		11,726	0.66	51.0	0.87	0.33	7.78	252	17,404	235,328	56,677	1,379,523

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The resulting zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit.  A dilution factor was added to the mineralization based on the zones and their grades in each block.

1.5

Mining

The Proven and Probable Mineral Reserves are summarized in Table 1-2.  These are considered to be “ore”, which by definition is economically recoverable.  The long-term metal prices, established from marketing studies and used for the reserve estimation were: Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz.  .

Table 1-2:

Proven and Probable Reserves as at 5 October 2006 (prepared by L. Melnyk, P.Eng.)

Ore Type	Tonnage (kt)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Oxide
Proven	663	-	-	6.87	28.93
Probable	3,353	-	-	8.21	33.62
Combined Proven & Probable	4,016	-	-	7.99	32.85
Supergene
Proven	808	-	5.10	0.81	44.74
Probable	5,542	-	4.30	0.83	34.71
Combined Proven & Probable	6,350	-	4.40	0.83	35.98
Primary
Proven	353	11.38	1.10	0.82	65.56
Probable	9,360	7.05	1.15	0.76	53.57
Combined Proven & Probable	9,713	7.21	1.14	0.76	54.00
Total Combined Proven & Probable	20,079

Note:  Reserve cut-offs are based on net smelter return calculations, which incorporate variations in long-term metal prices, variable recoveries by ore type and variable operating costs.

Conventional open pit mining methods will be used, utilizing heavy duty highway trucks loaded by excavator/loader.  The milling rate will be 5,500 t/d ore over an approximate 10 year mine life.  The mining function will be performed by the Owner with purchased equipment.  Waste stripping will vary by year, starting at 20,000 t/d in Year -1 to a maximum of 40,000 t/d in Year 7, and subsequently decreasing to 4,000 t/d in Year 10.  The average waste stripping rate is 23,000 t/d.

Mining occurs in eight phases: three phases target the Oxide ore, two phases target the Supergene ore, and the remaining three phases target the Primary ore.  Overlaps of the phases occur to balance waste stripping, ore feed, and equipment requirements.

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1.6

Metallurgical Testwork and Process Plant Design

The Bisha mineral resource contains three ore types; the gold and silver bearing Oxide cap, underlain by the secondary copper mineralized Supergene ore, which is in turn underlain by the Primary ore with chalcopyrite and sphalerite mineralization.

The metallurgical performances of the three ore types used for the Feasibility Study are summarized in Table 1-3.

Table 1-3:

Metallurgical Performance of the Three Ore Types

	Au Recovery (%)	Ag Recovery (%)	Cu Grade (%)	Cu Recovery (%)	Zn Grade (%)	Zn Recovery (%)
Bullion from Oxide Ore	87	36	-	-	-	-
Cu Concentrate from Supergene Ore	56	54	30	92	-	-
Cu Concentrate from Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Primary Ore	9.6	22	0.3	3	55	83.5

The three ores will require different processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the oxide zone.  Before the oxide ore is exhausted the additional Supergene ore process equipment will be installed and commissioned so that a smooth transition can be made from the oxide ore to the Supergene ore.  Similarly, before the Supergene ore is exhausted, the additional equipment required to process the Primary ore will be installed and commissioned to permit a smooth transition from Supergene to Primary ore.   No interruption to production is anticipated or required when transitioning from one ore type to another.

The oxide ore will be processed by cyanide leaching and the Supergene and Primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.  In the first two years of production, gold and silver will be recovered by carbon-in-pulp (CIP), melted down into doré bars and flown to refiners.  Production of copper concentrate will begin with a minor amount in Year 2, increase to significant quantities for Years 3 to 5, and reduce to smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.  A front-end loader (FEL) will load the concentrate onto concentrate haulage trucks for transport to the company operated concentrate storage and load-out facility at the port of Massawa on the Red Sea.  At Massawa the concentrate will be off-loaded and conveyed into the holding sheds where it will be stored prior to loading onto ocean freighters for shipment to smelters.

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1.7

Mine Waste and Water Management

Waste rock from the open pit will be placed in dumps adjacent to the pit.  Waste rock with acid rock drainage potential will be placed to the east of the open pit, from where drainage will flow by gravity into the open pit for closure.  Material with lesser or no acid drainage potential will be placed to the east of the open pit, from where drainage could be intercepted and pumped into the pit, if necessary, for closure.  During operation, all waste dump drainage will be intercepted and used as mill process water or disposed in the tailings impoundment.

Tailings generated from the processes will be stored in an impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  The tailings impoundment site is underlain by low permeability bedrock that will limit seepage from the facility.  The impoundment will be created by construction of a rockfill tailing dam abutting Adalawat ridge.  The tailings will be thickened at the mill to reclaim as much water as possible and cyanide used in the mineral processing will be destroyed prior to pumping to the tailings impoundment.

Surface water flow in the project area is non-existent for much of the year; however river and stream flow can be significant during precipitation events.  A diversion dyke constructed across the river course upstream (southeast) of the proposed pit will direct flow in the Fereketatet River away from the open pit during runoff events.  This dyke will pond water upstream and enable the flow to follow a diversion channel to the adjacent Shatera River to the east.

1.8

Infrastructure

The major infrastructure required to develop the property includes an over-the-fence power supply, and a well farm for freshwater supply.  The power generation system will consist of multiple containerized, diesel engine driven generation units, which will be owned, operated and maintained by a third party supplier.  Nevsun will supply fuel, lubricants and site preparation for these units.  Freshwater will be supplied from groundwater.  A well farm has been proposed 6.5 km southeast of the process plant site, along the base of the slope of the adjacent mountain range.  This site has been selected because it is downstream of a significant precipitation catchment area and has potential for a relatively thick column of alluvial material, which will collect and hold the runoff from the adjacent mountains.

As described above, the port site for the concentrate storage and loadout facility is planned for the site of an existing cement production facility at the Port of Massawa.  The facility is adjacent to an existing jetty on the north shore of Khor Dakliyat Bay.  The cement plant is owned by the Eritrean government and according to correspondence from the Eritrean Government the site will be made available for use by Nevsun.

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1.9

Socioeconomic and Environmental Assessment and Approval

The environmental assessment (EA) phase of this project commenced with baseline studies by AMEC in 2004; baseline studies are scheduled to be completed in late 2006.  The Terms of Reference (ToR) for the project socioeconomic and environmental impact assessment (SEIA) was approved by the Eritrean Ministry of Energy and Mines in March 2006.

The forecast schedule from project approval through to mine closure, based on the current mine plan and a projected mine life of 10 years, is as follows:

•

Environmental approvals are anticipated in the first quarter of 2007

•

Construction is expected to commence in the first or second quarter of 2007

•

Start of production is forecast to occur in the fourth quarter of 2008, or first quarter of 2009

•

Unless the mine life is extended, closure would begin in 2019.

1.10

Capital Costs

The estimated capital cost to build each of the phases of this project is as follows:

•

Oxide phase – US$196.0 million (Preproduction capital)

•

Supergene phase – US$61.2 million (Funded from cash flow)

•

Primary ore phase – US$30.8 million (Funded from cash flow)

All costs are expressed in third quarter 2006 US dollars, with no allowance for escalation, interest during construction or taxes.  The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.  The capital costs for each phase, by area, are summarized in Tables 1-4, 1-5 and 1-6.

Table 1-4:

Summary of Capital Costs for the Oxide Ore Phase by Area

Oxide Ore Phase by Area	(US$M)
Direct Costs
Mine	23.3
Process Plant	45.0
Site Preparation & Roads	0.9
Utilities	12.0
Ancillary Facilities	17.9
Tailings	10.4
Total Direct Costs	109.5
Indirect Costs

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Oxide Ore Phase by Area	(US$M)
Project Costs	43.9
Owner’s Costs	12.7
Total Indirect Costs	56.6
Subtotal	166.1
Working Capital	11.5
Contingency	18.4
Total	196.0

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Table 1-5:

Summary of Capital Costs for the Supergene Ore Phase by Area

Supergene Ore Phase by Area	(US$M)
Direct Costs
Process Plant	20.0
Ancillary Facilities	0.2
Port & Copper Concentrate Loadout	20.1
Total Direct Costs	40.3
Indirect Costs
Project Costs	14.3
Total Indirect Costs	14.3
Subtotal	54.6
Contingency	6.6
Total	61.2

Table 1-6:

Summary of Capital Costs for the Primary Ore Phase by Area

Primary Ore Phase by Area	(US$M)
Direct Costs
Process Plant	15.5
Utilities	0.4
Zinc Concentrate Loadout	3.9
Total Direct Costs	19.8
Indirect Costs
Project Costs	7.7
Total Indirect Costs	7.7
Subtotal	27.5
Contingency	3.3
Total	30.8

1.11

Operating Costs

The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ore types.  The breakdown of the process operating costs over the life of mine (LOM) is 4% for manpower, 41% for consumables and 55% for electrical power.

The bulk of the port site operating cost is associated with maintenance of the truck dump receiving and ship-loading systems.

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The general and administration (G&A) operating costs will include all costs not directly chargeable to the mining, process and port site concentrate storage and ship-loading areas.  The costs will include administrative personnel salaries, general office supplies, safety and training supplies, travel, contracted consultant services, insurance, permits, security, accommodations, building maintenance (excluding the process building and truck shop), environmental management and employee transportation.

The operating costs over the mine life are summarized in Table 1-7.

Table 1-7:

Overall Project Operating Costs (US$000)

Year	1	2	3	4	5	6	7	8	9	10	LOM
Mining	14,252	12,369	12,512	12,831	14,738	16,215	18,034	15,651	11,057	7,786	135,445
$/t	7.42	6.20	6.26	6.42	7.37	8.11	9.02	7.83	5.53	3.75	6.77
Process	39,045	38,331	34,476	33,282	33,111	34,621	34,653	34,653	34,653	35,982	352,809
$/t	19.52	19.17	17.24	16.64	16.56	17.31	17.33	17.33	17.33	17.31	17.57
Port			1,459	1,446	1,467	1,462	1,484	1,479	1,476	1,489	11,763
$/t			0.73	0.72	0.73	0.73	0.74	0.74	0.74	0.72	0.73
G&A	9,102	8,905	8,220	7,751	8,005	6,684	6,589	6,486	6,490	6,578	74,810
$/t	4.55	4.46	4.11	3.88	4.00	3.34	3.29	3.24	3.25	3.16	3.74
Royalties	10,175	9,432	6,890	6,517	7,138	4,185	3,932	3,704	3,778	4,078	59,828
$/t	5.09	4.72	3.45	3.26	3.57	2.09	1.97	1.85	1.89	1.96	2.99
Total	72,574	69,037	63,557	61,827	64,460	63,168	64,692	61,973	57,454	55,913	634,655
$/t	36.57	34.55	31.79	30.91	32.23	31.59	32.35	31.00	28.73	26.99	31.66

1.12

Financial Analysis

A summary of the financial analysis is shown in Table 1-8.

Sensitivity analysis was performed on the Base Case cash flow.  Positive and negative variations, up to 30% in either direction, were applied independently to each of the following parameters:

•

Metal prices – a change in metal price has the same effect as a similar change in grade or recovery rate (limited to an upper bound below 100%)

•

Capital expenditure

•

Operating cost

•

Price of diesel fuel.

The results of this analysis show that the project’s financial outcome is most sensitive to variation in metal price, less so to changes in capital expenditure and least sensitive to changes in operating cost and price of diesel fuel.

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Table 1-8:

Financial Analysis Summary

Economic Parameter	LOM (Total or Average)
Life of Mine	10+ years
Total Gold Production	1.06 million oz
Total Copper Production	747 million lb
Total Zinc Production	1,092 million lb
Total Silver Production	10 million oz
Capital Cost Estimate	$196 million preproduction
Expansion Capital Estimate	$61 million + $31 million in two phases, funded from operations
Operating Costs	$31.66 per tonne ore milled through LOM
Base Case Financial Analysis (after tax) (Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28/lb thereafter, Zn $0.57/lb, Ag $6.50/oz)
Rate of Return	26%
NPV 0% (cumulative net cash flow – no adjustment for time or risk)	$356 million
NPV (10% discount)	$135 million
Payback	2.6 years (preproduction capital)
Recent Prices Case Financial Analysis (after tax) (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)
Rate of Return	62%
NPV 0% (cumulative net cash flow – no adjustment for time or risk)	$1,857 million
NPV (10% discount)	$853 million
Payback	1.5 year (preproduction capital)

1.13

Recommendations

The following list of recommended further work is based on the results of the 2006 Feasibility Study, completed October 2006:

•

Extensions to the Primary massive sulphide mineralization, including the Primary Zn Domain, should be tested with further drilling.  This may have the effect of increasing the mineable reserve and extend the project life.

•

During future drill programs AMEC recommends that Nevsun purchase a commercial blank for use or find a new local source of material that can be established as being “barren” of mineralization and has no obvious oxidation surfaces or patches of limonite, hematite, etc.

•

A supplementary geotechnical drilling program should be undertaken to resolve specific data gaps.  Additional geotechnical holes should be oriented to the north, south and west to reduce bias in the oriented core data.  An additional geotechnical drill hole should be completed within the northeast wall of the pit.  This information will permit optimization of mine geotechnical design.

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•

A hydrogeological model should be developed to assist in understanding the groundwater regime and its impact on open pit stability.

•

The northern portion of the deposit is well defined and high-grade so the pit design takes nearly all of the mineralized material from this portion of the pit.  In the southern portion of the pit the mineralization at depth is not as well defined and continues to depth.  Prior to starting the final pushback in Year 5, the pit should be optimized using the then current metal prices, wall and road design criteria, and operating costs.

•

The possibility of extracting the deeper portion of the deposit by underground mining has not been evaluated.  There may be potential to extend the mine life through definition of underground resources.  Additional drilling will be required to evaluate this option.

•

Based on initial testing, a specific gravity of 2.78 has been assigned to all of the waste material in the block model.  This value may be conservative, especially for the upper oxidized waste material and as a result it may be possible that the waste tonnage has been over-estimated and therefore a potential cost saving may be realized.  More waste density measurements, using an industry standard wax-sealed method, should be taken to confirm or update the specific gravity of the waste rock.

•

Drilling and blasting is planned for all of the waste material in the pit.  Some of the overburden and weaker oxidized material may be “free dig”, thereby reducing or eliminating the cost of drilling and blasting this material.

•

There are anticipated cost savings in the construction of the tailings dam by using larger haul trucks (e.g., 80 t Caterpillar 777 truck).  An investigation should be carried out to evaluate its financial impact.

•

A Lerch Grossmann optimization was run at higher metal prices (US$600/oz Au, US$10/oz Ag, US$2.0/lb Cu and US$1.0/lb Zn) to assess the potential extent of the pit.  The results of the analysis indicate that should these metal prices be sustained a pit containing 27 million tonnes of Measured and Indicated mineralization plus an additional 11 million tonnes of Inferred mineralization may eventually be realized.  Additional drilling would be required to bring the Inferred mineralization to an Indicated or Measured category to allow them to be converted to Probable or Proven mineral reserves, respectively.

•

The comminution circuit has been designed to achieve the planned throughput of 5,500 t/d for the oxide ore.  Based on testwork the oxide is the hardest of the three ore types.  The Supergene and Primary ores are expected to be softer, and based on preliminary level assessment it may be possible to mill up to 8,000 t/d of Supergene and 11,000 t/d of Primary ore.  It is recommended that the impact of increased production rates for Supergene and Primary ore be assessed with respect to project economics.

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•

The gold leach testwork indicates near complete leaching at approximately 8 hours of leach time with an incremental increase of approximately 1.0% extraction at 48 hours.  For this Feasibility Study the leach circuit was designed with a residence time of 24 hours.  Leach data suggests an economic optimum leach residence time may be between 24 hours and 12 hours.  More testwork on a larger suite of samples is recommended to confirm the appropriate leach residence time.

•

Waste rock obtained from the pit may constitute an economically feasible construction material for the majority of the tailings impoundment.  The haul distance would be in the order of 3 km and the material would be readily available.  Utilization of the rock would reduce the size of the waste dump.  The suitability of the waste rock for this purpose should be confirmed.

•

In order to conserve water and to minimize the effects of acid rock drainage, the production of paste tailings should be evaluated along with the potential benefits of the co-disposal of paste tailings and waste rock.  Paste tailings may also have the potential to obviate the need for cyanide destruction, as it would reduce the amount of slurry water and eliminate ponding in the tailings impoundment.

•

The metal prices used for the financial assessment of the Bisha project are conservative relative to current third quarter 2006 metal prices.  Should metal prices remain higher than the prices used for this analysis for an extended period, there could be a significant positive effect on the economic performance of the project.

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2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

AMEC Americas Ltd. (AMEC) was commissioned by Nevsun Resources Ltd. (Nevsun) of Vancouver, Canada, to complete a reserve estimate and Feasibility Study on the Bisha Main Zone deposit within the Bisha Property in Eritrea, Africa.  The Feasibility Study is based on the mineral resource estimate presented by AMEC (Perú) S.A. in December 2005.  The results of the reserve estimate and Feasibility Study are reported in this Technical Report.

The Qualified Persons responsible for the preparation of this Technical Report include Sean Waller, P.Eng. (Project Manager, Bisha Feasibility Study, AMEC) for the metallurgy, environmental and finance sections of this report, Lydell Melnyk, P.Eng. (Senior Mining Engineer, AMEC) for the mining and mineral reserves sections, and Douglas Reddy, P.Geo. (formerly Technical Director, AMEC) for the geology and resources sections.  The project manager for this Technical Report was Ben Lee, P.Eng., Project Manager with AMEC.

The mineral resource estimate, which formed the basis for the reserves was prepared by Stephen Blower P.Geo. (formerly Principal Geologist, AMEC) in December 2005, under the supervision of Mr. Reddy.

A previous Technical Report was prepared by AMEC Vancouver in December 2005 to present the results of a Preliminary Economic Assessment, and update the resources from an earlier, October 2004, Technical Report, prepared by AMEC Peru.  Both reports are on file on www.sedar.com and are entitled:

Bisha Property, Gash-Barka District, Eritrea, 43-101 Technical Report and Preliminary Assessment, prepared by AMEC Americas Limited for Nevsun Resources Ltd., AMEC Report 147692, 1 December 2005.

Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit Gash-Barka District, Eritrea, prepared by AMEC Americas Limited for Nevsun Resources Ltd., AMEC Report 145103, 1 October 2004.

A portion of the background information and technical data for the current Technical Report were obtained from the December 2005 and October 2004 reports.  Frank Yu, P.Eng. (Process Engineer and Project Manager), Lydell Melnyk, P.Eng. (Senior Mining Engineer), Douglas Reddy, P.Geo. (Principal Geologist), and Ken Brisebois, P.Eng. (Principal Engineer) were the Qualified Persons for the December 2005 report.  The qualified persons for the October 2004 report included Doug Reddy, P.Geo., (formerly of AMEC’s Lima, Peru office), and Ken Brisebois, P.Eng., (Consulting Engineer with AMEC’s Phoenix office).  Mr Brisebois prepared the resource estimate in 2004.

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A summary of the AMEC feasibility team responsibilities and site visit dates is presented in Table 2-1.

Mr. Waller visited the project and proposed port sites from 12 to 16 June 2006.  Mr. Melnyk visited the site from 3 to 12 March, and 1 to 15 April 2005, with Nevsun personnel. Mr. Reddy completed a 5-day site visit between 28 May and 1 June 2004 and during this time visited the camp, offices, core logging and storage facilities, sample preparation facility and the main prospect areas on the Property.

The AMEC Feasibility Study team (refer Table 2-1) visited the project site and the cities of Asmara and Massawa in March and April 2005 to evaluate proposed sites for the process plant and on-site infrastructure; to participate in collecting samples for metallurgical testwork; and to complete feasibility study-level investigations of the available support facilities and contractors for the project.  A subsequent visit was made in October 2005 to complete geotechnical testwork for information on equipment and building foundations, sources of aggregate and borrow materials for dam construction.

During the site visits, the Feasibility Study teams completed the following:

•

A tour of the project site and selected potential locations for the process plant (mill), ancillary buildings, tailings impoundment and Fereketatet River diversion dyke dam.

•

Observation of the drilling of two of the four metallurgical holes and extraction of cores, and the preparation and packing of the core samples for shipping to Lakefield for metallurgical tests.  The other two drill holes and sample preparation were completed after the AMEC team and qualified persons left the site.

•

Training of Nevsun’s technicians to operate the hydrology test equipment.

•

Excavation of test pits for the water diversion dam, and collection of samples for geotechnical investigation at the pits.  The samples were shipped to AMEC’s material testing laboratory in Ontario, Canada.

Collection of rock samples that were sent to Lakefield for environmental assessments.

AMEC and Nevsun personnel visited the Eritrean Ministry of Mines and Energy, Ministry of Environment; two Asmara building contractors (one local and one Korean contractor); an Asmara-based environmental work contractor; and a Caterpillar (mining equipment) agent in Asmara.  AMEC and Nevsun personnel also visited a cement plant, sea port and international airport facilities in Massawa to collect additional information for use in feasibility studies.

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Table 2-1:

Qualified Persons and Key Feasibility Study Team Members

Person	Company	Title	QP	Site Visit Date	Area of Work
Sean Waller, P.Eng	AMEC	Project Manager, Bisha Feasibility Study	QP	12 to 16 June 2006	QP for Metallurgical, Environmental and Financial Sections of November 2006 43-101 Report.
Ben Lee, P.Eng.	AMEC	Project Manager, November 2006 43-101 Report		No visit.	Managed the preparation of the November 2006 43-101 Report
Douglas Reddy, P.Geo	Formerly AMEC	Formerly Technical Director	QP	28 May to 1 June 2004	QP for Geology and Resources Sections of November 2006 43-101 Report.
Frank Yu, P.Eng.	AMEC	Process Engineer		3 to 12 March 2005, and 1 to 15 April, 2005	Engineering Section of the Feasibility Study
Lydell Melnyk, P.Eng.	AMEC	Senior Mining Engineer	QP	3 to 12 March 2005, and 1 to 15 April 2005	QP for Mining Section of November 2006 43-101 Report
Peter Lighthall, P.Eng.	AMEC	Vice-President Mining		No visit.	Geotechnical Section of Feasibility Study
Dennis Krochak, P.Biol.	AMEC	Manager Environmental		3 to 12 March 2005, 28 June to 7 July 2005, 3 to 16 February 2006, and 18 June to 1 July 2006	Environmental Section of Feasibility Study
Stephen Blower, P.Geo.	Formerly AMEC	Formerly Principal Geologist		No visit	Mineral Resource Estimate Section of Feasibility Study, performed under supervision of Mr Reddy
Bob Fukuhara	AMEC	Metallurgist		3 to 12 March 2005	Process Plant Section and contribution toward operating costs section of Feasibility Study
Peter Glover, P.Eng	AMEC	Project Engineer		No visit.	Civil and Structural Engineering Sections of Feasibility Study
Steve Hunt, P.Eng.	AMEC	Senior Vice-President Infrastructure		4 to 11 February 2006.	Transportation Section of Feasibility Study
Graham Wood	AMEC	Manager Financial Services		No visit.	Financial Analysis Section of Feasibility Study
David Lee, P.Eng.	AMEC	Project Leader		No visit.	Power Supply Section of Feasibility Study
Daniel Emerson, P.Geo.	AMEC	Senior Hydrologist		3 to 12 March 2005 and 4 to 14 April 2005	Hydrology Section of Feasibility Study

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The scope of work for the Feasibility Study included the following:

•

Mine plans and yearly production schedules

•

Mine infrastructure and support requirements

•

Metallurgical testwork and process plant design

•

Preparation of flowsheets, and process mass and water balance

•

Process facilities layout and design

•

Utility requirements for the process operations

•

Foundation engineering

•

Mechanical equipment list

•

Tailings management system

•

Mine waste and water management plan

•

Environmental assessment, approval, mitigation and management

•

Capital cost estimate

•

Manpower requirements

•

Operating consumables requirements

•

Operating and mining equipment cost estimates

•

Conceptual plan for engineering, procurement and construction management (EPCM)

•

Financial analysis.

2.2

Terms of Reference (ToR)

AMEC is not an associate or affiliate of Nevsun, or of any associated company.  AMEC’s fee for the preparation of this Technical Report and Feasibility Study is not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of these reports.  This fee is in accordance with standard industry fees for work of this nature, and AMEC’s previously provided estimate is based solely on the approximate time needed to assess the various data and reach the appropriate conclusions.

In preparing this report, AMEC relied on reports and maps, miscellaneous technical papers listed in the References section at the conclusion of this report and AMEC’s experience on similar deposit types.

This report is based on information known to AMEC as of the report effective date of 5 October 2006.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise.  The currency used in Eritrea is the Nacfa.  The exchange rate, as of the report effective date of 5 October 2006, is US$1.00, equal to approximately 15 Nacfa.

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3.0

RELIANCE ON OTHER EXPERTS

AMEC has not reviewed the land tenure, nor independently verified the legal status or ownership of the properties or underlying option and/or joint venture agreements.

The authors of this report state that they are qualified persons for those areas as identified in the appropriate “Certificate of Qualified Person” attached to this report.  The authors have relied and believe there is a reasonable basis for this reliance, upon the following individuals and reports, who/which have contributed information regarding legal, land tenure, corporate structure, permitting, land tenure and environmental issues in portions of this Technical Report as noted below.

Legal Issues and Land Tenure

The AMEC Qualified Persons (QPs) have not reviewed any legal issues regarding the land tenure, or Nevsun corporate structure nor independently verified the legal status or ownership of the Property and has relied upon corporate legal opinion and land tenure opinion supplied by Nevsun, based on information supplied to Nevsun as follows:

•

Letter from the State of Eritrea Ministry of Energy and Mines to Bisha Mining Share Company, a related entity of Nevsun, dated 26 October 2006 (Sections 1 and 4 of this report).

Surface Rights, Access and Permitting

AMEC QPs have not reviewed issues regarding Surface Rights, Road Access and Permits and has relied upon opinions and data supplied by Nevsun representatives and other contractors as follows:

•

The QPs have not reviewed the status of the granting of surface rights by the Eritrean government for land designated for mining, milling and tailings impoundments and have relied upon opinions supplied by Nevsun, through various emails and personal communications, which assume that all will be granted (Sections 4 and 19 of this report).

•

The QPs have not reviewed whether there are any restrictions on public road use to deliver construction equipment and materials, operating consumables and equipment, and concentrates between Massawa and Bisha and vice versa and has relied upon opinions supplied by Nevsun, through various emails and personal communications, and vendor meetings as documented in the October 2006 Feasibility Study (AMEC, 2006) which assume there will be no restrictions (Section 19 of this report).

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The QPs have assumed that the land occupied by the cement plant in Massawa will be available to build a concentrate storage and shipping facility in Year 2 of mine operation.  This assumption is based upon information supplied by Nevsun through various emails and personal communications, and information contained within the offsite-infrastructure section of the October 2006 Feasibility Study (AMEC, 2006) (Section 19 of this report).

Environmental

The QPs have not reviewed the environmental status of the Property and has relied upon experts retained by Nevsun, including AMEC and Klohn Crippen who have previously reviewed the Property as part of a baseline environmental study, incorporated into the October 2006 Feasibility Study (AMEC, 2006) (Section 19 of this report)

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4.0

PROPERTY DESCRIPTION AND LOCATION

The Bisha Property consists of an exploration licence, located 150 km west of Asmara (233 km by road), 43 km southwest of the regional town of Akurdat (referred to as Agordat on some maps), and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District (Figure 4-1), in Eritrea, East Africa.

The Property is at approximate latitude 15°24’N and longitude 37°30’E.  The UTM coordinates of the centre of the Property are 1,711,000 N and 340,000 E (UTM Zone 37N, WGS 84).

4.1

Land Tenure

The Property is a single, contiguous exploration licence with dimensions of 14 km x 16 km and covering a total surface area of 224 km2 (Figures 4-2 and 4-3).  The current Bisha Exploration Licence includes the original Bisha Area Exploration Licence (obtained in 1999) and the Bisha Extension Area Exploration Licence (obtained in 2003), see Figure
4-3.  The entire area is now considered by the Ministry of Energy and Mines to be the Bisha Exploration Licence.  UTM coordinates of the Bisha Exploration Licence are listed in Table 4-1.

Nevsun, through its Eritrea subsidiary, Bisha Mining Share Company, holds the Exploration Licence.  The State of Eritrea has an automatic right to a free carried 10% interest and has an option, under existing Eritrea mining laws, to acquire up to a further 20% interest by agreement with the licensee.

The Exploration Licence is valid until the earlier of either 13 May 2007 or the date when it is converted to a Mining Licence.  The Exploration Licence may be converted to a Mining Licence upon the acceptance by the State of Eritrea of an appropriate Feasibility Study and environmental impact assessment (EIA) report.  The annual rental fee for the Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively).

AMEC has relied on land tenure documentation supplied by Nevsun and Nevsun’s consultants and lawyers for this section.  An independent verification of title was not part of the scope of this study, nor has it been confirmed if there are any pre-existing rights held by other parties within the Property that could take precedence.

4.2

An Overview of Eritrea

4.2.1

Geography and Infrastructure

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.

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Figure 4-1:

Location Map of Eritrea

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Figure 4-2:

Summary of Prospecting and Exploration Licences in Eritrea

Note: Scale is approximately 0.4 cm = 25 km

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Figure 4-3:

Location of the Bisha Exploration Licence

Note: grid squares on satellite image are approximately 5 km x 5 km

Table 4-1:

UTM Coordinates of the Bisha Exploration Licence (UTM Zone 37N, WGS 84)

Corner Point	Easting	Northing
A	331,000	1,718,000
B	347,000	1,718,000
C	347,000	1,704,000
D	331,000	1,704,000

Eritrea has a 1,151 km coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen (CIA, 2005).

Eritrea has an area of 124,320 km2.  The country is divided into three main geographical zones:  (1) the fertile and intensively farmed mountainous central plateau that varies from 1,800 to 3,000 masl; (2) the eastern escarpment and coastal plain which are mainly desert, and (3) semi-arid western lowlands.  There are over 350 islands located along the coast of Eritrea within the Red Sea and the Dahlak Archipelago (Figure 4-1).  Eritrea has no year-round rivers.

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The climate is temperate in the mountains and hot in the lowlands.  Asmara, the capital, is located at an elevation of about 2,300 masl (7,500 ft).  The maximum temperature is around 26°C (80°F).  The weather is usually sunny and dry, with the short or “belg” rains occurring between February to April and heavy or “meher” rains beginning in late June and ending in mid-September (US Department of State, 2005).

There is a good network of paved roads connecting Asmara with the major regional centres of Keren, Massawa, Adi Quala and Barentu.  A paved road is under construction along the coast from Massawa to Assab (see Figure 4-1).  Power generation from the Hirgigo diesel plant near Massawa supplies electrical power to Asmara and other major regional centres.  Landline telephone service is available from larger towns and cellular service has recently become available in Asmara and surrounding towns; including Keren.

Comprehensive medical services are found in the larger towns with rudimentary medical clinics available in the smaller villages.  Schools are located even in the smallest of villages.

4.2.2

Mining Industry and Legislation

Eritrea currently has no operating metal mines.

During Italian colonial times, metal mining occurred at sites such as Okreb and Augaro but ceased once the British took control in 1941.  Mining was conducted for gold at Augaro on a very limited basis in the 1950’s.

The Ethio-Nippon Company was mining the Debarwa (Cu, Pb, Zn) massive sulphide deposit in the early 1970's and the ore was sent directly to Japan for refining.  Operating mines, such as Debarwa, were halted in 1974 as hostilities between the governing Ethiopian regime and Eritrean independence groups increased.

In 1995, the Eritrean government presented the Proclamation to Promote the Development of Mineral Resources (No. 68/1995) in association with the Regulation of Mining Operations (Legal Notice 19/1995).  Additional regulations and proclamations have been presented regarding environmental protection, land use, water use and heritage.

4.2.3

Mineral Property Title

The State of Eritrea has provided several key documents relating to mineral property title and regulations.

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Property titles are granted in Agreements with the State of Eritrea under the provisions of Proclamation No.68/1995 a Proclamation to Promote the Development of Mineral Resources.

Licences are granted and identified according to the level of exploration work completed on a property.  Properties are granted under the following licence types:  Prospecting, Exploration or Mining.  Properties can be obtained under one type of licence and can be converted to the subsequent type if all obligations are met and the titleholder is not in breech of any provisions of the Proclamation and the appropriate application (with fees) are submitted.

A Mining Licence entitles the licensee a 90% interest and the State of Eritrea holds the remaining 10% interest, without cost.  The State may acquire up to an additional 20% (total not exceeding 30%) by agreement with the licensee.

Under the Regulation of Mining Operations (Legal Notice 19/1995), the holder of a Mining Licence shall pay the Eritrean government:

•

Royalty for all minerals produced (see below).

•

Income tax in accordance with the Proclamation No.69/1995.

•

Licence renewal fee.

•

Annual rental fees for licence areas (as described above).

•

Additionally, the holder of a licence and his contractors shall pay a 0.5% customs duty on all imports into Eritrea of equipment, machinery, vehicles and spare parts (excluding sedan style cars and their spare parts) necessary for mining operations.

The net smelter royalty, to be paid by a licensee pursuant to Article 34 (1) of the proclamation, shall be as follows:

•

For precious minerals the royalty is 5%.

•

For metallic and non-metallic minerals including construction minerals the royalty is 3.5%.

•

For geothermal deposits and mineral water the royalty is 2%.

Notwithstanding this law, a lesser rate of net smelter royalty may be provided by agreement with the licensing authority, when it becomes necessary to encourage mining activities.

Taxation rates are described in the Proclamation No. 69/1995 Proclamation to Provide for Payment of Tax on Income from Mining Operations.  A holder of a mining licence shall pay income tax on the taxable income at a rate of 38%.  Taxable income is to be computed on a historical accrual accounting basis by subtracting from gross income for the accounting year by taking into consideration all allowable revenue, expenditure, depreciation, re-investment deduction and permitted losses.

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If any licensee transfers or assigns, wholly or partially, any interest in the licence, the proceeds shall be taxable income to the extent that such consideration exceeds the amount of his un-recovered expenditure.

Withholding taxes and personal income taxes of non-residents of Eritrea are identified within the proclamation.  If the licensee contracts a company or person, who is not resident in Eritrea for services in Eritrea, the licensee will pay taxes on behalf of such a person.  Taxes will be paid at the rate of 10% on the amount paid.  For the purposes of this article in the proclamation, a person is temporarily present in Eritrea if he performs work in the country for more than 183 days in any accounting year.  The compensation received by an expatriate employee of the licensee or his contractor shall be subject to an income tax at a flat rate of 20%.

The holder of a Mining Licence producing exportable minerals can open and operate a foreign currency account in Eritrea and retain abroad a portion of his earnings to be able to pay for importation of machinery, pay for services, for reimbursement of loans and for compensation of employees and other activities that may contribute to enhancement of the mining operations.

4.2.4

Environmental Regulations

Environment

In the absence of legislation to co-ordinate and manage the issues related to the environment, the Ministry of Land, Water and Environment has introduced The National Environmental Assessment Procedures and Guidelines (NEAPG) for undertaking EIA for all development projects.  The NEAPG provides mechanisms for ensuring an integrated approach to sustainable development.

Land Use

Land Use regulations are described in the Land Proclamation, No.58/1994 which provides that all land is owned by the State and citizens have use rights only.  Under this Proclamation peasant farmers have the right to use land for a lifetime and if significant investment has been made on the land then priority is given for closer relatives to inherit the property and to continue farming the land.  This proclamation has not yet been implemented, at least with respect to land distribution to peasant farmers.  Legal Notice No.31/1997 was introduced to speed up the land law implementation process, which provided the legal basis for methods of land allocation and land administration.  This Legal Notice mandates the Ministry of Land, Water and Environment, in collaboration with other ministries; to prepare land use and area development plans.  The plans are still pending due to institutional and technical limitations.

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Water Resources

The Ministry of Land, Water and Environment (Water Resources Department) has drafted a Water Law and efforts are being made to finalize and have it pass into legislation.  The draft law deals with the institutional and regulatory issues, water use, water rights, environmental issues and water quality.  Currently water use is subject to the overlapping of water development interests of the Ministries of Agriculture, Public Works and local Government.

National Heritage

There is no integrated law that deals with National Heritage.  The Cultural Assets Rehabilitation Project (CARP) has made studies on various aspects of National Heritage in Eritrea and has drafted a National Heritage law; efforts are being made to finalize the law and have it pass into legislation.  The draft law deals with institutional and regulatory issues, heritage sites, preservation and rehabilitation.

The National Museum, which forms an integral part of the University of Asmara has the responsibility to educate the public; conduct research into critical issues that pertain to Eritrea’s past, its natural history, its social configurations, and its social and military history.  The museum must also manage its diverse collections and is responsible for management of heritage sites (natural and cultural) and on-site museums, the dispensation of advice to owners of heritage objects and the enforcement of laws and regulations pertaining to heritage resources of all kinds.

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5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Accessibility

Asmara is the capital city of Eritrea and is serviced a number of international airlines, including Lufthansa Airlines out of Frankfurt, Egypt Air out of Cairo, Yemen Airways out of Sanaa, Saudi Air out of Jeddah and Eritrean Airlines servicing Amsterdam, Rome and Frankfurt.

Access to the Bisha Exploration Licence is by paved road from Asmara to Akurdat, a distance by road of 181 km.  From Akurdat access is via an all-weather unpaved road.  The Bisha permanent camp is located 5 km south of the village of Hashakito beside the Mogoraib River, and approximately 1.5 km north of the Bisha Exploration Licence boundary (refer to Figure 5-1).  The main work site at Bisha is located 4 km to the south of the camp along a track across a flat alluvial plain.  The drive from Asmara to the Bisha camp is approximately 4 hours.  The main distances by road to the Bisha licence are summarized in Table 5-1.

Table 5-1:

Distances by Road to the Bisha Exploration Licence

From	To	Distance (km)	Condition
Asmara	Akurdat	181	Paved, all weather road
Akurdat	Adi Ibrahim	28	Unpaved, all weather road
Adi Ibrahim	Hashakito	19	Unpaved, all weather road
Hashakito	Bisha Camp	5	Unpaved, all weather road
Asmara	Bisha Camp	233	4 hour drive
Bisha Camp	Main Gossan	4	Unpaved, all weather road

5.2

Climate

The climate in the area is semi-arid with elevated temperatures year-round.  During the hot season in April and May the average temperature is +42°C, although temperatures may rise to +50°C for short periods.  The main rainy season is between June and September, and periodic flooding of the Mogoraib and Barka Rivers can result in spectacular flash floods.  Occasional rain may also fall during April and May.  Total rainfall is sparse, averaging 300 and 500 mm per annum.

The rainy season causes periodic, short-lived difficulty in travel off of the main highways, although exploration work is possible year round.  During the period of exploration work by Nevsun the precipitation has only occasionally been sufficient to flood the local rivers (pers. comm. Ansell, 2004).

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Figure 5-1:

Property Access and Topography

Bisha Camp
NW Zone
NW Barite Zone
Bisha Main Zone
Harena Gossan Zone
LEGEND
Property Boundary
Concession Boundary
Exploration Target
Gossan
Roads
Railroad Bed
0
2
4 Km
1/125000
NEVSUN BISHA TECHNICAL REPORT
NEVSUN RESOURCES Ltd.
ERITREA
amec
PROPERTY ACCESS AND TOPOGRAPHY
145103
NOV, 2004
1:125,000
FIG 3-1

Source: NEVSUN, 2004

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5.3

Local Resources and Infrastructure

There are few local resources in the Bisha area and the infrastructure is also limited.

The village of Hashakito is the local administration centre for the Dige Sub-zone within the Gash-Barka District.  The village has a small refugee resettlement site and subsidiary military and commercial interests.  The village contains a well-equipped, eight person health centre capable of taking care of small medical problems by nursing staff in preparation for referral of patients to larger, better equipped hospitals in Akurdat and Keren.  Camp Mogoraib is a military training site located just outside the village boundaries.  With the presence of the advanced exploration project at Bisha this camp has been re-activated as a security post from its previous care/maintenance basis.

Few basic goods are commercially available in the region, either in Hashakito or Akurdat.  The main centre for support of exploration and project development is from the capital city, Asmara.

The local population has no exploration or mining culture.  Workers would require training.

Water resources are very limited and any future mining operation would be reliant upon groundwater and the optimal use of recycled process water.  The water table in the licence area is very shallow during the wet season, being 1 to 2 m below surface.  During the dry season the water table can drop to 40 m below surface.

Dirt roads and tracks cross the property but no paved roads exist south of Akurdat.  A railroad bed crosses the property (refer to Figure 5-1) but it is not continuous and the track was removed.  The nearest telephone and electrical services are available in the town of Akurdat.  Nevsun has diesel generators and satellite telephone service at the Bisha camp.

The principal port for importation of heavy equipment would be Massawa on the Red Sea coast, which is 348 km by road to the east, or approximately 7.5 hours driving time.

5.4

Physiography, Flora and Fauna

Physiographically, the area predominantly comprises an alluvial plain at 560 masl (refer to Figure 5-1) located along the western margin of the Central Highlands.  The Bisha, Wade and Neve peaks, along the southern boundary of the Bisha Property, reach elevations of up to 1,226 masl.

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The Bisha Exploration Licence is located on a flat to rolling desert-like plain that is typically desert with scattered vegetation and few trees.  Steep hills and ridges rise above the plain.  The soil regolith is made up primarily of about 1.0 to 5.0 m thicknesses of alluvial and eluvial material.

Abundant seasonal streams cross the area and flow northward from the Property into the Barka River (6 km north of the Bisha Exploration Licence boundary) and continue north and northeast into Sudan.  The Bisha Exploration Licence is crosscut by the Mogoraib River, a tributary to the Barka River that flows northwards along the western side of the Property (refer to Figure 5-1).  A smaller seasonal tributary, the Fereketatet River, flows north-northwest into the Mogoraib River.  The Fereketatet River crosses the Bisha Property and passes immediately west of the Bisha Gossan Zone.

The area is covered by very limited and sparse vegetation and trees.

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6.0

HISTORY

Nevsun has no record of any previous exploration or mining activities on the Bisha Property or surrounding areas prior to 1996.  A single colonial mine, dating from the Italian era, is situated at Okreb, seven kilometres south of the village of Adi Ibrahim.

In late 1996, a private Canadian company, Ophir Ventures, conducted prospecting in the Bisha area and collected samples from the gossan outcrops (Table 6-1).  Although this work resulted in the discovery of the surface exposure of the Bisha deposit in the Bisha Gossan Zone, the actual deposit was not recognized until drilling commenced in 2002.

In late 1997 and in early 1998 Bill Nielsen (then Nevsun’s Manager of Geology) carried out a brief property examination.  In June 1998, Nevsun signed the Bisha Area Prospecting Licence Agreement with the State of Eritrea that was converted to an Exploration Licence in June 1999.  The Exploration Licence has been renewed such that its expiry date is now 13 May 2007, unless it is converted to a Mining Licence at an earlier date.

In 1998, Nevsun completed reconnaissance-scale geological mapping and a multi-element stream sediment sampling survey.  The multi-element analyses defined anomalous base metal values in gossanous areas on the north side of the Bisha Area Prospecting Licence.

In June 1999, the Prospecting Licence was converted to an Exploration Licence covering an area of 49 km2.  The Exploration Licence was later expanded to an area of 224 km2 in 2003.

In 1999, a grid was established over the gossan area of the Bisha Main Zone and geological mapping (1:5,000 scale), ground geophysical surveys (MaxMin, magnetometer) and limited “orientation” soil sampling was completed.  Soil sampling showed the Bisha Gossan Zone to be highly anomalous in lead with significant values of copper, zinc and silver.  Assays for gold were not completed for these samples.  Phelps Dodge Corp. completed a property examination in late 1999 and collected 10 grab samples (Table 6-2) of the gossan material.  The samples returned anomalous gold values ranging up to 30.4 g/t Au.  Samples B11 and B12 were collected from gossan outcrops 1.5 km northwest of the Bisha Gossan Zone, which correspond to the Northwest Zone.

Work was suspended between 1999 until 2002 due to the border war with Ethiopia.

In October 2002, Nevsun completed a diamond-drilling program of six holes, totalling 810.90 m, in order to test the geophysical and geochemical anomalies at the Bisha gossan outcrop area (Table 6-3).

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Table 6-1:

General History of Bisha Property

Year	Company	Description
1996	Private company	Prospecting, mapping and sampling
1998	Nevsun	Property examination
June 1998	Nevsun	Bisha Area Prospecting Licence Agreement signed
1998	Nevsun	Mapping (1:5,000), geochemical stream sediment sampling
June 1999	Nevsun	Prospecting Licence converted to an Exploration Licence
1999	Nevsun	Geophysical surveys, mapping, geochemical sampling
1999	Phelps Dodge	Property examination
1999 – 2002	State of Eritrea	Work suspended due to border war with Ethiopia
2002	Nevsun	Drilling of discovery outcrop area, mapping (1:1000)
2003	Nevsun	Phase I - Drilling, trenching, geophysics (airborne and ground), mapping, geochemical sampling, metallurgical testwork, bulk density measurements
2003	Nevsun	Phase II - Drilling, geophysics, geochemical sampling, metallurgical testwork, petrographic work, bulk density measurements
2004	Nevsun

Drilling (DDH and RC holes), geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical, environmental, metallurgical testwork.  First resource estimate and Technical Report, October 2004.

September 2004	State of Eritrea	Suspension of field work due to instructions by Ministry of Energy and Mines
January 2005	State of Eritrea	Minister of Energy and Mines granted permission to resume work
2005	Nevsun

Engagement of AMEC to complete Feasibility Study and Environmental Study.  Drilling (DDH), metallurgical testwork at SGS Lakefield, geotechnical work, geophysical work at Harena includes HLEM, magnetometer, and gravity, gravity at Harena, down hole EM at Bisha, IP and magnetometer at Okreb, extensive soil sampling, scoping study, resource estimate update and Technical Report in December 2005, environmental studies, feasibility studies.

2006	Nevsun	Continuation and finalization of work related to Feasibility and Environmental Studies, Feasibility Study completed November 2006.

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Table 6-2:

Phelps Dodge Corp. Grab Samples 1999

Sample #	Au (g/t)	Ag (g/t)	Cu (g/t)	Pb (g/t)	Zn (g/t)	Mn (g/t)	Co (g/t)	Ni (g/t)	As (g/t)	Ba (g/t)	Bi (g/t)
B1	9.33	0.5	1,147	465	754	1,425	29	68	102	754	74
B2	1.01	0.5	985	499	609	2,571	45	58	60	656	63
B3	0.75	1	1,302	807	783	1,534	77	52	1,310	457	78
B4	3	0.5	599	1,362	365	776	20	49	1,214	361	82
B5	2.19	2	742	865	544	822	15	49	1,916	367	84
B6	4.04	37	340	5,631	338	762	16	71	2,983	477	276
B7	0.39	4	1,039	3,462	449	1,456	23	69	1,949	565	82
B8	1.52	8	909	2,275	391	606	17	64	1,819	387	80
B9	30.4	18	2,049	10,135	551	1,480	26	57	4,755	374	101
B10	1.91	0.5	646	556	298	1,044	45	62	207	525	71
B11	0.11	0.5	240	162	59	1,276	101	87	806	1,160	63
B12	0.08	1	503	191	62	921	13	59	868	780	66

Table 6-3:

2002 Drill Program – Summary of Significant Assay Intervals

Hole #	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
B-2	29.00	66.00	37.00	0.02	0.65	0.93	0.00	0.00
B-3	4.35	14.50	10.15	1.96	1.72	0.07	0.06	0.04
B-3	19.0	28.96	9.96	10.24	44.80	0.07	1.95	0.04
B-3	134.95	172.00	37.05	0.99	24.94	0.97	0.04	1.92
incl.	134.95	155.00	20.05	1.46	40.4	1.52	0.06	3.09
B-4	48.77	56.39	7.62	5.44	88.53	0.10	0.92	0.03
B-4	56.39	101.20	44.81	0.87	27.13	3.92	0.11	0.34
B-5	37.50	45.72	8.22	8.53	693.35	0.06	9.65	0.01
B-5	45.72	57.00	11.28	16.52	475.32	3.62	8.28	0.02

Source: Chisholm et al. (2003)

The drilling was sufficient to confirm the presence of a volcanogenic massive sulphide deposit overlain by a Supergene copper-enriched zone and a gold-enriched gossan cap.  Two phases of diamond drilling were completed in 2003.  The Phase I work was completed between February and June and consisted of 48 diamond drill holes totalling 6,724.76 m, plus mapping, sampling, trenching, geophysics (airborne and ground), metallurgical testwork, and bulk density measurements.  The Phase II work was conducted between September and December and consisted of 93 diamond holes totalling 11,894.50 m.  Additional work conducted during this program included geophysics, geochemical sampling, metallurgical testwork, petrographic work, and bulk density measurements.

Further diamond drilling (163 holes totalling 28,879.50 m), RC drilling (33 holes totalling 1,814.40 m) and core/RC combination holes (9 holes totalling 591.60 m) were completed between January and June 2004.  Additional work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical testwork.

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In September 2004, five companies exploring in Eritrea, including Nevsun, Northern Mining (MDN/TSX), Sanu Resources Ltd. (SNU/TSXV), Sub-Sahara Resources (SBS/ASX) and Sunridge Gold Corp. (SGC/TSXV), each received a letter from the Minister of Energy and Mines for Eritrea instructing the companies to halt all mineral prospecting and exploration work and related activities in Eritrea until further notice.  In January 2005, the Minister of Energy and Mines granted permission to resume work.

During 2005, Nevsun completed 110 diamond holes in three zones (68 holes in Bisha Main Zone, 22 holes in the Northwest Zone, 20 holes in the Harena Zone) totalling 16,069.9 m.  The Bisha Main Zone drilling included 14 geotechnical (410 m) and 4 metallurgical (MET05-05 to MET05-08) drill holes, sited to provide further information on the deposit for use in the Feasibility Study.

In 2006, four diamond drill holes (1,014 m), including one deep drill hole at Bisha Main and three drill holes at the Bisha hangingwall copper zone were completed.  These holes were not included in the database used for resource estimation in the Feasibility Study.

Other studies undertaken in 2005 and 2006 included:

•

Metallurgical testwork at SGS Lakefield

•

Geotechnical work

•

Geophysical work completed at Harena (includes horizontal-loop electromagnetic (HLEM), magnetometer, and gravity surveys)

•

Down hole EM on 8 holes at Bisha

•

IP/resistivity and magnetometer surveys at Okreb

•

Extensive soil sampling over Bisha and Harena and Okreb areas.

The AMEC Feasibility Study team visited the site in March 2005.  Several other site visits were completed during the preparation of the Feasibility Study.

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7.0

GEOLOGICAL SETTING

7.1

Regional Geology

The regional geology of Eritrea and the adjacent countries of the Horn of Africa are not well documented and geological mapping within Eritrea has been limited due to the armed conflicts since the 1960s.  Recent country-scale mapping has been completed using LANDSAT imagery supplemented by limited field verification mapping.  Portions of the regional geology in this report are summarized from a compilation by Chisholm et al. (2003).

Eritrea is underlain by the western or Nubian portion of the Arabian-Nubian Shield (Alemu, 2002; Figure 7-1).  The exposure of this Precambrian greenstone belt is related to early stages of doming before opening of the Red Sea (Chisholm et al., 2003) and is postulated to be the northern extension of the Mozambique Precambrian Belt (Berhe, 1990 in Chisholm et al., 2003).  The Red Sea is a post-Jurassic extensional feature.

Figure 7-1:

Geology of the Arabian-Nubian Shield in the Red Sea Region (from Miller et al, 2003

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Eritrea is divided into several north- or northeast-trending Proterozoic terranes, which are separated by major crustal sutures visible on Landsat satellite imagery (Berhe, 1990 in Chisholm et al., 2003).  The terranes are, from west to east: Barka Terrane, Hagar Terrane, Nacfa Terrane, Arag Terrane, and Danakil Terrane (see Figure 7-2).

Figure 7-2:

Geological Terrane Map of Eritrea Showing Nevsun Exploration Licences

The Barka Terrane comprises metasediments that have been subjected to polyphase deformation.  The terrane is bounded to the east by the Barka Suture (also referred to as the Barka River Fault), which follows the north-northeast-trending course of the Barka River valley.

The Hagar Terrane is east of the Barka Suture and is composed of ultramafics, and olistostrome sediments within a volcano-sedimentary layered sequence (Chisholm et al., 2003).  Berhe (1990) considered this to be a possible ophiolite sequence.  The Hagar Terrane was thrust into contact with the Nacfa Terrane.

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The Nacfa Terrane is comprised of low-grade metamorphosed calc-alkaline volcanics and sediments.  The Nacfa Terrane volcanics are considered by Drury and Berhe (1993) to be representative of a back-arc island arc to the Hagar Terrane.  The Bisha Property is located within the Nacfa Terrane (Figure 7-2).

A compilation of studies on regional structures and mineral deposits by Chisholm et al. (2003) that is relevant to the mineral potential of the Nacfa Terrane is summarized as follows:

“The Nacfa Terrane is likely a western extension of the relatively well-mapped Asir Composite Terrane of Saudi Arabia.  The Asir Terrane is significant as it hosts numerous gold-base metal deposits in several north-south-trending belts including the Wadi-Bidah and Wadi Schwas Mining Districts.  Several of the Asir deposits are now coming to production and may in future be used as analogues to the known Eritrean deposits.

Chewaka and DeWit (1981) described the influence of plate tectonics on metallogenesis within Ethiopia and defined the Augaro, and perhaps the Bisha area, as part of a narrow, linear, north-south trending belt called the “Western Ophiolite Suture Zone” which extends north for many hundreds of kilometres from Western Ethiopia, continues north along the Barka River valley and further northwards into Sudan and thence into the Red Sea.  The zone is reported by Chewaka and DeWit (1981) to be defined by aeromagnetic highs, LANDSAT lineaments and intermittent outcrops of gabbroic and ultramafic bodies.”

A compilation map completed by the Department of Mines of Eritrea during 2003 has provided a more detailed summary of the distribution of lithologies within Eritrea (Figure 7-3).  The Bisha Property is mapped as being covered by alluvium, and underlain by gabbro and by a volcano-sedimentary unit that displays very low-grade metamorphism.

7.1.1

Structural Interpretation of Western Eritrea

Major structural features in western Eritrea include terrane sutures and shear zones such as the north-south trending Barka River Fault or Suture (Figure 7-4).  Preliminary structural interpretations of western Eritrea, based on LANDSAT images (Drury and Charlton, 1990 in Chisholm et al., 2003) have been used to support numerous other linear features.  Chisholm et al. (2003) compiled the interpretations with the unpublished 1:250,000 scale “Gash Area” geology map by the Department of Mines to produce the interpretation provided in Figure 7-4.

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Figure 7-3:

General Geology Map of Eritrea

LEGEND
Trachytic plug
Limestone
Post tectonic granite
Meta gabbro
Meta ultra basic rocks
Nevsun Prospecting
and Exploration Licenses
0
100
200 Km
1/3500000
NEVSUN BISHA
TECHNICAL REPORT
NEVSUN RESOURCES Ltd.
ERITREA
amec
GENERAL GEOLOGY MAP OF ERITREA
145103
NOV. 2004
1:3,500,000
FIG 7-3
Source: NEVSUN, 2004

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Figure 7-4:

Structural Interpretation of Western Eritrea

LEGEND
Marble sequence
Granitic intrusion
Gabbroic intrusion
Ultramafic intrusion
Interpreted dome structure
Anticline, syncline axis
Foliation, bedding
Fold structure
Major fault/shear structure
Deposit or occurrence
0 25 50 100 km
RED SEA
ADOBHA-ABIY TERRANE
BARKA TERRANE
HAGAR TERRANE
NAKFA TERRANE
UM
SUDAN
BISHA DEPOSIT
Barka Fault
ASMERA
ETHIOPIA
Dome

Source: Chisholm et. al., 2003

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The Several of the large-scale features identified in the compilation are also noted on the property-scale maps.  The key structural features relevant to the Bisha deposit include the location adjacent to both the Barka River Fault and the northeast-trending fold axis of a regional-scale anticline.  The deposit is also situated to the northwest of a large gabbroic intrusion, which is a major feature on the property-scale geology map.

Barka River Fault is a 200 km long north-south structure, which extends from southern Eritrea, through the Augaro and Bisha areas, northwards to the Sudan border.

The anticline in the Bisha area appears to plunge shallowly to the southwest.  The limbs of the anticline can be traced by marble units that act as a distinct marker horizon, which appear on surface as purple–brown-coloured ridges.  The marble units have been mapped as the Fanco and Gogne Groups (Chisholm et al., 2003).

7.1.2

Mineral Deposits of Eritrea

Mineral deposits have been identified to date in two areas of Eritrea, around the city of Asmara and in the Gash-Barka District.  Both of these areas are within the Nacfa Terrane.

A series of base metal occurrences and deposits were discovered in the Asmara area within the Neoproterozoic age (854 Ma) Tsaliet Group rocks.  The deposits are stratiform and occupy a series of three, sub-parallel 025° trends, which are, from west to east, Emba Derho1, Debarwa2, and Kodado3.  The trends are separated laterally by a distance of 7 and 5 km, respectively, from west to east.

The deposits in the Asmara area have been described as both Kuroko type deposits (Chewaka and DeWit, 1981) and as “bi-modal mafic type VMS” deposits (Sunridge Gold Corp. 2006a, 2006b).  The Asmara deposits are hosted by a variety of sedimentary and volcanic rock types.  Barite is a common constituent of the deposits, which further supports the classification as volcanogenic massive sulphide deposits.

The Debarwa massive sulphide deposit was partially mined by the Ethio-Nippon Company in the early 1970s.  Both Debarwa and Adi Nefas deposits are currently being explored by Sunridge Gold Corp.

The deposits typically have a hematite/goethite gossan on surface ranging from a few metres up to 50 m vertical thickness (Sunridge Gold Corp., 2006a, 2006b).  The gossans extend along the strike of the deposits and at Debarwa the gossans outcrop over a 1,500 m strike length.  The Debarwa deposit gossan (approximately 50 m thick) is underlain by a 30 m thick chalcocite blanket, which is in turn underlain by primary chalcopyrite mineralization.  The mineralization dips at roughly 55° to the west and consists of a single main zone underlain by a thin footwall zone.  Mineralization consists of pyrite, chalcopyrite ± galena in the Primary zone, whereas mineralization in the Supergene zone consists of chalcocite, covellite, digenite, bornite and tennantite (Sunridge Gold Corp., 2006a).  Recent exploration has encountered zinc-rich mineralization at surface, 200 m to the north of the Debarwa deposit (Sunridge Gold Corp., 2006a).

1 Emba Derho trend hosts the Emba Derho deposit, Woki Duba (base metals + Au) occurrence, and Jerkeka gossan.

2 Debarwa Trend hosts the Adi Nefas deposit, Lamza Saharti gossan occurrence, Shiketi occurrence, Debarwa North deposit, Debarwa South deposit, and the Katina occurrence.

3 Kodado Trend hosts the Kodado gossan and Adi Rassi deposit.

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Mineral resource estimates were prepared for several of the deposits (Table 7-1) by BRGM-La Source, Phelps Dodge Corp. or the African Mineral Resources Development Centre, and summarized by Sunridge Gold Corp. (2006a, 2006b).

Table 7-1:

Asmara Area Base Metal Prospects and Deposits

Trend	Deposit	Tonnage (Mt)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Emba Derho	Emba Derho	2.5 resource[4]	0.39	-	2.36	0.10	4.5
Debarwa	Adi Nefas Zinc	1.43 resource[5]	0.95	est. 0.8	9.30	3.28	129.0
Debarwa	Adi Nefas Doop	2.92[6]	-	-	-	3.10	-
Debarwa	Debarwa	1.65 mineable reserve[7]	5.1		-	1.40	-
Debarwa	Debarwa South	1.29 inferred resource[8]	5.1(?)	-	-	1.40(?)	-
Kodado	Adi Rassi	4.5 resource[9]	1.0	-	-	0.70	-

Note: AMEC has not confirmed whether the estimates listed in Table 7-1 meet the CIM or NI43-101 requirements and therefore these estimated are reported for reference purposes only.  AMEC cannot confirm the reliability or relevance of the estimates therefore AMEC makes no warranty as to their validity or accuracy.

The series of gold and base metal deposits noted in the Asmara area continues southwest 160 km into northern Ethiopia to the Tsehafi Emba deposit.  In addition, the base metal discoveries near to Asmara are located in close proximity to a large number of small gold occurrences in the Harassing gold camp including a number of historical gold producers such as Medicine, Hara Hot, Sciumagalle and Adi Nefas Doop.  Some of these prospects have been the source of artisanal gold production.

Within the Augaro-Bisha area, VMS base metal and gold-rich mineralization at Bisha Main Zone, the Northwest Zone and Harena has been the focus of Nevsun’s exploration efforts.  Recent exploration licence applications have focused on the western Nacfa Terrane along the Barka River Fault.

4 Phelps Dodge Corp, in Sunridge Gold Corp. (2006a, 2006b).

5 African Mineral Resources Development Centre quoted in Sunridge Gold Corp. (2006a, 2006b).

6 BRGM – La Source quoted in Sunridge Gold Corp. (2006a, 2006b).

7 Phelps Dodge Corp. in Sunridge Gold Corp. (2006a, 2006b).

8 Phelps Dodge Corp. in Sunridge Gold Corp. (2006a, 2006b).

9 Source not specified in Chisholm et al., 2003.

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Few details are available for gold production that occurred from the Augaro mine during Italian colonial times.  The property is located to the south of Bisha and is held as an Exploration Licence by Nevsun.

A number of other areas in Eritrea have potential for gold-base metal deposits.  These include the Beddaho, Raba and Semait areas of northern Eritrea and the Shambiko area on the Ethiopian border east of Augaro.  Eritrea is under-explored and has potential for further mineral deposits within the Nacfa and other terranes.

In addition to the mineral deposits of Eritrea, the deposits in northwestern Ethiopia, southeast Sudan and western Saudi Arabia should also be discussed because of the mineral potential of the Nubian portion of the Nubian-Arabian Shield, which extends into these countries (Table 7-2).

Several base metal and gold deposits have been discovered in the Proterozoic greenstone belts of Sudan.  The principal mineral deposits include the Hofrat en Nahas (sedimentary copper) and Hassai and Oderuk (gold) deposits, see Table 7-2.  The latter two deposits, which are the main sources of gold production in Sudan, are examples of stratabound VMS-style mineralization.  Recently the Sudan Geological Survey (GRAS) estimated that the primary VMS deposits of Hassai, Hadal Auatib, Oderuk have a combined total of approximately 62 Mt of mineralization.

AMEC has not confirmed whether the estimates listed in Table 7-2 meet the criteria of NI 43-101 and therefore the figures and categories are reported for reference purposes only.  AMEC cannot confirm the reliability or relevance of the estimates therefore AMEC makes no warranty as to their validity or accuracy.

Numerous gold and base metal deposits have been discovered in Proterozoic-aged greenstone terranes in Saudi Arabia (Table 7-2).  The Jabal Sayid and Al Hajar mines are currently in production and consist of weathered high-grade, gold-rich base metal deposits.  These mines are located in western Saudi Arabia in Proterozoic arc terranes, which may correlate to the Hagar and Nacfa Terranes of western Eritrea.  The Barka River Fault in Eritrea is postulated to continue north into the Asir terrane of Saudi Arabia as the Bidah shear within the Wadi Bidah Mining District.  The Wadi Bidah District is the location of over 16 different base metal massive sulphide deposits, six of which have significant gold content (Chisholm et al., 2003).  All of the VMS deposits are marked by significant surface gossans.

The Jabal Sayid District in Saudi Arabia includes two major deposits that are currently in production:  the Jabal Sayid VMS deposit and the Mahd Ad Dahab epithermal deposit (see Table 7-2).  Both are low cost producers of gold, silver and base metals.

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Table 7-2:

Mineral Deposits in Eritrea, Sudan, Ethiopia and Western Saudi Arabia

Country	District	Deposits	Metals	Comments
Eritrea	Asmara	Emba Derho, Debarwa North, Debarwa South, Adi Nefas, Adi Rassi	base metals, Au	VMS
	Gash-Barka	Augaro	Au	Shear zone hosted gold deposit
	Gash-Barka	Bisha	Au, base metals	VMS
Ethiopia	Asmara (160 km SW)	Tsehafi Emba	Cu, Au	VMS
Sudan		Hofrat en Nahas	Cu	Sedimentary copper
	Abu Samar			Stratabound VMS
	Ariab	Hassai, Oderuk, Hadal Auatib, Adaiamet	Au, Cu, Zn	Stratabound VMS; with gossan zone; reserve of 3.57 Mt at 9.1 g/t Au in 1999; combined resource of 62 Mt; open pit mining; approx. 350,000 oz produced per year; over 2 Moz produced to date.
Saudi Arabia	Jabal Sayid	Jabal Sayid	Au, Cu	Weathered base metal deposits; VMS; Kuroko-style; resource of 20 Mt @ 2.68% Cu within larger resource of 80 Mt @ 1.5% Cu.
	Jabal Sayid	Mahd Ad Dahab	Au, Ag, Cu	Epithermal; related to VMS; mined since 961 BC; total deposit estimated to be 3.2 Moz Au; trackless UG and small open pit.
	Wadi Schwas	Al Hajar	Au, Cu

Stratiform, weathered base metal deposits; similar terrane to Nacfa; reserves of 3.5 Mt @ 3.28 g/t Au and 38 g/t Ag; gossan + Supergene + primary; annual production of 55,000 oz Au and 235,000 oz Ag from OP.

	Wadi Bidah			VMS with surface gossan.

Source: Chisholm et al. (2003)

The Mahd Ad Dahab deposit has ancient surface workings that were mined for over two thousand years, starting in about 961 BC and it has been estimated that one million ounces of gold and silver was extracted during this time.  Modern production started in 1988 and ore mined to 2001 was reported (Ma’aden, 2005) to be 2.731 Mt with a gold grade of 21.89 g/t along with unpublished silver and copper credits.  The gold content of the deposit has been estimated at 100 t (3.2 Moz).

The Al Hajar deposit is located within the Wadi Schwas District that may be a northern extension of the Nacfa Terrane greenstone rocks in Eritrea.  Published reserves (Ma’aden, 2005) are 3.5 Mt grading 3.28 g/t Au and 38 g/t Ag.  Supergene reserves have been identified within a gossan, which overlies a primary massive sulphide deposit.  The Al Hajar Mine produces 55,000 oz Au and 235,000 oz Ag per year from an open pit operation with ore treated by heap leach cyanidation.

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7.2

Property Geology

The Bisha Property is underlain by low-grade metamorphosed (upper greenschist to lower amphibolite facies) volcanics and sedimentary units on the western margin of the Nacfa Terrane.  Figure 7-5 shows the property-scale geology, whereas Figure 7-6 presents the deposit-scale lithologies and structures.

The precious metals-enriched massive sulphide deposits at Bisha are hosted by a tightly and complexly folded, intensely foliated, bimodal sequence of generally weakly stratified, predominantly tuffaceous metavolcanic rocks (Greig, 2004).  Felsic lithologies are predominant, appear to directly host the mineralization and form the hanging wall stratigraphy.  The felsic lithologies are mainly exposed to the west and southwest of the mineralized zones, and grade upward into a sequence of generally fine-grained volcaniclastic rocks.  A significant component of mafic metavolcanic rocks occurred in the more obviously bimodal footwall, which is exposed mainly to the east of the known mineralized zones.  To the east and south, the metavolcanic rocks are intruded by felsic to mafic intrusive rocks, now foliated, including those of the aerially extensive Bisha Gabbroic Complex.  Sedimentary rocks overlie the felsic component, and have been mapped to the west of, and parallel to, the mineralization host stratigraphies.

AMEC reviewed the surface geology, logging and geological models used in resource modelling and considers these to be reasonable representations of the stratigraphy and structure on the Bisha Property and of the Bisha massive sulphide deposit morphology.

7.2.1

Stratigraphy

The sedimentary rocks consist primarily of greywacke, siltstone, shale, marble, and feldspathic arenites with less common conglomerate, magnetic ironstone, quartzite and massive sulphide lenses.  The volcanic sequence includes fine-grained pyroclastic rocks of mafic to intermediate composition and pillowed mafic flows, felsic ash and lapilli tuffs.

The stratigraphic section in Figure 7-7 (Barrie, 2004) corresponds with the following summary of the Property stratigraphy sourced from Greig (2004) and Barrie (2005) for the map units10 as presented in Figures 7-5 and 7-6.

10 The corresponding Nevsun logging codes were added by AMEC.  References to the figures and photos provided in the original report have been removed.

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Figure 7-5:

Property-Scale Geology Map

Bisha Camp
NW Zone
Bisha Main Zone
Okreb North
Harena
Okreb South (Italian Mine)
N
0
1000
2000
metres
Legend
felsic dikes
mafic dikes
granite/syenite with mafic enclaves
felsite
Bisha Gabbroic Complex (BGC) / gabbro
massive sulphide / gossan
rhyolite
fine felsic tuff with mafic units ("lean iron formation")
quartz eye
undivided felsics
amygdaloidal basalt
undivided mafics
undivided volcanics
marble
graphitic mudstone
psammite, chert, "lean iron formation", exhalite
siliciclastic rocks, undifferentiated
defined geological contact
assumed geological contact
approximate geological contact
foliation, vertical
bedding, vertical
bedding and facing direction
bedding overturned, and facing direction
mineral or stretching lineation
M-fold plunge
plunging anticline,
plunging syncline
overturned anticline
possible thrust fault with dextral displacement
fault
area of detailed geologic mapping
concession boundary
village
drainage
10m topographic contour interval
50m topographic contour interval
trail
major trail
road
highway
railway

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Figure 7-6:

Deposit-Scale Geology Map (from Barrie, 2004, 2005)

Note: If synclines or anticlines are overturned, they take on the forms of antiforms and synforms, and are termed "antiformal synclines" and "synformal anticlines" respectively

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Figure 7-7:

Stratigraphic Section

(from Barrie, 2004)

In general, stratified rocks at Bisha can be divided into two parts:  an upper, predominantly felsic volcanic part that is capped by sedimentary rocks; and a lower volcanic part that is clearly bimodal, at least in the south and east.  This lower bimodal volcanic part appears to be capped by the mineralized stratiform mineralized horizons at Bisha Main, Bisha South and the mineralization at the Northwest Zone.

The stratigraphic section near the Bisha deposit comprises, from the base (at the Bisha Gabbroic Complex contact) to top: carbonates and fine-grained siliciclastic rocks including siliceous iron formation; felsic lapilli and ash crystal lapilli tuffs with intercalated minor mafic flows and hyaloclastite; and
fine-grained volcaniclastic/siliciclastic rocks.  Volcanic rocks comprise ~50% of the stratigraphic section ±2.5 km from the deposit horizon.

Rhyolites are the predominant volcanic rock type.  The rhyolites are mostly tuffs, with minor blocky flows and agglomerates present immediately west of the Bisha Main and Northwest deposits.  Less altered rhyolites, have 70-78% SiO2, 0.17 to 0.3 wt % TiO2, 160–220 ppm Zr, and LaN/YbN from 1.2–5 (Barrie and Nielsen, 2004).  Dacites comprise only approximately 5% of the volcanic strata.  The dacites are geochemically distinguished from basalts and rhyolites principally by their TiO2 and Zr contents, which range from 0.38–0.6 wt % and 120–200 ppm, respectively.  Less altered basalts are tholeiitic and have from

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44–54 wt % SiO2, 0.8–1.8% TiO2, 4–8 wt % MgO, 50–100 ppm Zr, and LaN/YbN from 1–3.5.  Dacites and rhyolites contain fragmental material that is less than 5 cm; however, there are a few coarse fragmental units up to ten meters thick.  The strata are cut by Neoproterozoic granite-syenite intrusions and minor mafic dykes/sills; and by Cainozoic felsic and mafic dykes.  One suite of quartz and feldspar phyric rhyolite/granite dykes is texturally and chemically distinctive from the other felsic strata.  They occur as rhyolite porphyry or as granitic rocks; at one location, stellate clusters of a green amphibole are present.  They have: 68–74 wt %. SiO2, 0.14–0.35 wt % TiO2, 3.2–4.2 wt % Na2O, 2.2–4.5 wt % K2O; 175–208 ppm Zr; and are characterized by steep REE patterns, with and LaN/YbN 26–115:

Carbonates, quartzites and siliceous iron formation are present in the lower section to the east of Bisha and in the main section at Okreb.  The presence of carbonates indicates a relatively shallow depositional environment.  Siliceous iron formation ("lean iron formation") is characterized by either SiO2 > 85 wt %, or Fe2O3 > 22%, or SiO2 + Fe2O3 > 90%.

The Bisha Gabbroic Complex is a large (225 km2) partly-layered gabbro-gabbronorite intrusion that forms high hills in the central and southern part the property.  The complex extends in a NNE-SSW orientation for 25 km, and has a maximum width of approximately 12 km (immediately south of the property).  The complex appears to cut strata, but its self has undergone penetrative deformation and is presumable coeval, or nearly coeval with the strata.  The Bisha Gabbroic Complex is tholeiitic and compositionally similar to the basalts.  In addition, it has relatively high-cumulus oxide phases reflected by elevated high TiO2.

Map Units–Stratigraphic Rocks

Map unit “sil” in Figure 7-5 is undivided metasedimentary and subordinate fine-grained tuffaceous metavolcanic rocks (Nevsun logging codes: SDST, CONG, QTBX, QUAR).  Rocks assigned to this unit underlie the plains to the immediate south-southwest of the mineralized zones, as well as the more extensive low-lying areas farther to the west (Figure 7-5).  They are generally exposed only in parts of a few seasonal drainages, but their presence in the surrounding areas, as well as to the north and in the area southwest of the Northwest Zone, has been inferred from airborne and local ground geophysics.  The units show generally good conductivity, low magnetic relief, and a subdued gravity signature.  About 1 km south-southwest of the Bisha massive sulphide horizons, the rocks are predominantly olive green siltstone and fine-grained sandstone, with local occurrences of medium-grained and, more rarely, coarse-grained green pebbly sandstone.  The latter rocks in one place dip gently south, and scours at the base of a normally graded pebbly sandstone bed suggest that they are right-way-up.  Pebbles in the sandstone appear to consist of felsic volcanic rocks.  Farther to the south–southwest,

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well-foliated grey–green or grey siltstone and silty mudstone are more common, and locally, the weathered rocks take on a purplish or rusty colour.  In the very fine-grained rocks, bedding and foliation are commonly at a very low angle to one another.  Toward the lower contact of the metasedimentary map unit, thin buff-coloured, and locally rusty weathering ash and dust tuff layers may occur.  The contact with the underlying fine-grained felsic tuffaceous metavolcanic rocks is placed where the tuff beds become, in general, more abundant than the metasedimentary rocks.

Map unit “fft” interbedded fine-grained felsic tuffaceous metavolcanic rocks and subordinate metasedimentary rocks (Nevsun logging codes: SDST, CONG, QUAR).  As with the predominantly metasedimentary rocks described above, rocks of this unit outcrop mainly to the south-southwest of the mineralized horizons at Bisha.  The “fft” unit consists of similar fine-grained lithologies to the “sil” units, but in different relative proportions, with felsic fine-grained tuffaceous rocks (dust and ash tuff) predominating over metasedimentary rocks; rare coarser-grained tuffaceous rocks also occur.  The tuff is typically white to buff coloured, tending to a rust colour in weather portions and can contain fine- to medium-grained quartz eyes.

Map unit “ms/g” “heavy” gossan (weathered massive sulphides) (Nevsun logging codes: SAPR, HEBX, FERU, FERC, HALF, SAND).  At Bisha Main, and locally at Bisha South and the Northwest Zone, dark brown to black, very dense silica and iron-rich gossan boulders commonly occur at surface (Figures 7-5 and 7-6).  Their density distinguishes them from gossanous rocks elsewhere on the property, and diamond drilling has shown that the boulders are the surface expression of deeply-weathered (typically several tens of metres) massive sulphide horizons.  The gossans are locally traceable for well over 100 m, and at Bisha Main, they, together with a closely associated and extremely siliceous lithology (rhyolite; see below), outline the nose of the “Bisha syncline,” the major moderately south-plunging syncline which hosts the mineralization at Bisha Main and Bisha South (Figure 7-5).

Map unit “r” rhyolite, rhyodacite, and related rocks (Nevsun logging codes: FELD).  The mineralized horizons at Bisha Main, Bisha South, and the Northwest Zone are closely associated with rhyolite, rhyodacite, and related felsic metavolcanic flows, flow-breccias, and block tuff, although in general, the felsic rocks at Bisha appear to be finer-grained and of a less “proximal” nature.

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The high-silica flows and coarse fragmental deposits are typically resistant and are commonly marked by the presence of flow-layering or flow foliation as well as by the presence of abundant sulphides, typically pyrite.  Weathering of these silica- and sulphide-rich rocks typically yields a hackly surface.  The rhyolitic rocks in the vicinity of the massive sulphide mineralization appear to occur at more than one stratigraphic horizon.  In general, the rhyolitic horizons appear confined to a stratigraphic interval within dacitic to rhyodacitic ash and lapilli tuff that reaches a maximum thickness of a hundred or so metres.  More commonly, this stratigraphic interval is much thinner, and it is identified only by the presence of local metre-scale blocks and layers of distinctive resistant, rusty-weathering grey rhyolitic rocks that contain abundant disseminated pyrite.  Some of these pyritic rhyolitic rocks may represent dykes or sills, but the presence of rare interbeds of fine-grained well-bedded clastic and/or fine tuffaceous rocks, as well as the local presence of what are clearly fragmental rhyolitic rocks, suggests that most are stratified as opposed to intrusive.  The pyritic rhyolitic rocks are clearly discontinuous along strike.  For example, at the northern end of the Northwest Zone, resistant rhyolitic flows that comprise up to ten or more metres in stratigraphic thickness are essentially absent not much farther in either direction along strike than their stratigraphic thickness – suggesting abrupt facies changes are common with these rocks.  Elsewhere, however, such as a short distance away along the eastern limb of the Northwest Zone syncline, the rhyolitic rocks form relatively continuous markers.  There, distinctive, relatively resistant, flow-foliated rhyolite layers that are commonly less than a metre thick can be traced along strike more or less continuously for a little over a kilometre.

Map unit “ps” silicate-magnetite iron formation (Nevsun logging codes: FERU, FERC, HALF).  Strongly magnetic, dense and relatively resistant silicate-magnetite iron formation, possibly of exhalative origin, weathers a distinctive black to very dark brown colour, and typically has a mottled black, brown, and white colour on fresh surfaces (Figure 7-5).  The iron formation occurs in a number of places in and around the Bisha Property, including:  1) two localities to the east of the Northwest Zone syncline, near to and just north of, the property boundary; 2) an area not far to the southwest of the Northwest Zone; 3) a locality in a drainage near the footings for a collapsed trestle on the abandoned railway line approximately 1.5 km southwest of Tabakin Range; 4) a locality approximately 500 m east of the central part of Tabakin Range; and 5) a locality approximately 1.5 km southeast of The Tabakin Range.  The iron formation is thickest and most extensive at the latter locality, where it reaches a thickness of several metres and has a strike extent of approximately 350 m.

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Although the origin of the silicate iron formation and its relationship to massive sulphide mineralization remain to be established, the fact that the iron formation appears to be interlayered with metavolcanic rocks suggests that it is sedimentary in origin.  In addition, the local presence within adjacent tuffaceous rocks of what appear to be irregular silica-magnetite “concretions”, around which the regional foliation is wrapped, indicates that the silica-magnetite rocks pre-date the regional deformational event, and supports the interpretation that these rocks were deposited contemporaneously with tuff, and/or were formed shortly thereafter, via replacement processes.

Map unit “qe” quartz eye-bearing felsic fine tuffaceous metavolcanic rocks (mainly ash and fine lapilli tuff) (Nevsun logging codes: FELD, QFPD, INTT).  Quartz eye-bearing, felsic, fine-grained tuffaceous metavolcanic rocks, mainly ash and fine lapilli tuff, are only shown in Figure 7-5 in the Tabakin Range, which is one of the few areas on the property where the amount of outcrop and the level of detail in geologic mapping has been sufficient to distinguish individual lithologic units.  Correlative rocks are common elsewhere on the property, however, and quartz-bearing fine-grained tuffaceous rocks make up significant proportions, if not the bulk of, a number of other metavolcanic units shown in Figure 7-5, including units uf (undivided felsic metavolcanic rocks), uv (undivided metavolcanic rocks), mft (interbedded mafic and felsic tuffaceous metavolcanic rocks), and afv (altered hematitic, sericitic felsic metavolcanic rocks).

The fine-grained tuffaceous rocks are orange-brown where weathered and buff, white, or pale grey on fresh surfaces.  They are commonly well foliated, although typically not as well foliated as their quartz-poor counterparts (see below).  The fine- and fine- to medium-grained quartz eyes which characterize these rocks in the field vary considerably in their abundance in the tuff, from as little as a few percent to as much as 10% or more.

Map unit “uf” undivided felsic metavolcanic rocks (Nevsun logging codes: FELD, FPDK) Much of the immediate host stratigraphy to the massive sulphides at Bisha Main, Bisha South, and the Northwest Zone are shown on Figure 7-5 as undivided felsic metavolcanic rocks.  The felsic rocks consist mainly of fine-grained rhyodacitic or dacitic tuffaceous rocks (predominantly fine lapilli and ash tuff), but medium to coarse felsic lapilli and block tuffs are locally common.  However, because of the strong overprint of foliation in these rocks, and because of the lack of compositional contrast between fragments and matrix, it may be difficult to distinguish fragments from matrix in these rocks, and it is therefore possible that within the felsic metavolcanic map units, the abundance of coarse fragmental rocks, or even flows, may be underestimated.

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The most common lithology in the area immediate to the Bisha Property massive sulphide horizons, and particularly between Bisha Main and the Northwest Zone, is a moderately rusty brown-weathering, pale to medium green coloured ash to fine-grained lapilli tuff that is characteristically well foliated.  Primary stratification in these rocks is typically very difficult to identify, in part because of the overprint of foliation, but also because of the massive nature of what are most likely thick, poorly stratified tuffaceous deposits.  Locally, however, dust to fine-grained ash tuff beds display well-developed centimetre- to decimetre-scale bedding, although other fine tuffaceous rocks, such as the white- to buff coloured ash and local fine-grained lapilli tuff common in the southern part of the Tabakin Range, appears, in most places, to be at best only weakly stratified.  The coarser tuffaceous deposits, common to map units at Bisha that contain felsic rocks, include coarse lapilli and local block tuff, which are particularly notable on the east side of the ranges east of the Northwest Zone.  They also include fine to medium-grained lapilli tuff, which is locally interlayered with finer-grained tuffaceous rocks in various places on the property.  Locally, such as in drill holes in the immediate vicinity of the massive sulphide horizons, the contrast between fragments and matrix in felsic lapilli tuff is highlighted by relatively intense chloritization of the fine-grained matrix, which was most likely originally rich in volcanic glass (i.e., hyaloclastite).

Map unit “ab” coarsely amygdaloidal metabasalt flows and associated meta-fragmental rocks (Nevsun logging codes: MAFF).  In the central and southern part of Tabakin Range, relatively massive amygdaloidal basaltic rocks form a distinctive mappable unit.  The basalt is medium to dark green and commonly contains very coarse amygdales that are up to 5 centimetres in long dimension.  Amygdales are typically filled with quartz and/or calcite, and at least locally, magnetite.  Similar amygdaloidal basaltic rocks are also found interbedded with tuffaceous felsic metavolcanic rocks immediately east of the Tabakin Range within map unit “mft”, but have not been subdivided because of lack of map control.

Map unit “um” undivided mafic tuffaceous metavolcanic rocks (Nevsun logging codes: MAFU, MAFT, MAFF, INTT).  As with the amygdaloidal basalts described above, these rocks have been broken out only in the Tabakin Range, where there is sufficient continuity of exposure.  The fragmental rocks are dark green, basaltic in composition, and range from medium to coarse-grained lapilli tuff.  Although they appear on to be closely associated with the amygdaloidal basalt, they typically do not include fragments of it, and therefore appear to have emanated from a separate volcanic centre or during a separate eruptive event.

Map unit “mft” interbedded mafic and felsic tuffaceous metavolcanic rocks (Nevsun logging codes: MAFT, FELD, INTT).  Map unit “mft,” which mainly underlies the plains to the south and east of the Tabakin Range, consists of interbedded mafic and felsic tuffaceous metavolcanic rocks that appear, in large part, to occur in a similar stratigraphic setting to the rocks in the range itself.  Individual mafic and felsic components of this unit have not been subdivided; because of the limited exposures in this area-outcrops are restricted to the few dry stream drainages which have cut deeply enough into the alluvial cover to expose bedrock.  Mafic and felsic tuff appear to occur in more or less equal abundance in the unit, and in a few places, metre-scale felsic or mafic dykes and sills have intruded the stratified rocks.  A common and very distinctive lithologic component of this map unit are highly altered felsic (and subordinate mafic) metavolcanic rocks that commonly contain

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pale-weathering medium- to coarse-grained aluminosilicate porphyroblasts.  The porphyroblastic rocks were previously mapped as porphyritic andesite, but the porphyroblasts clearly overgrow tuffaceous fragments and the matrix is commonly rich in hematite, limonite, and sericite.  The generally medium to dark rusty brown weathering rocks are relatively dense, and in the field, their colour and density suggest that they are of mafic composition.  Their trace and rare earth element geochemical signature, however, indicates that most, if not all, of these rocks are felsic, and further, that pervasive Fe carbonate alteration and/or sulphidization (with the sulphides now weathered to Fe oxides) may have resulted in an increase in density.

Map unit “mqe” massive quartz eye-bearing metarhyolite and metarhyodacite flows and associated meta-fragmental rocks (Nevsun logging codes: QFPD, QPDK, FBPD).  Massive quartz eye-bearing metarhyolite and metarhyodacite flows and associated meta-fragmental rocks outcrop in the south and southeast parts of the Tabakin Range.  They are generally foliated, but are commonly blockier weathering than most other felsic metavolcanic rocks on the Bisha Property.  Fracture and joint surfaces in these rocks are typically coated with hematite and subordinate limonite.  Hematite and limonite boxworks (after pyrite) are a common feature, although they are typically pale grey to white on fresh surfaces.

Map unit “m” marble (Nevsun logging codes: none).  Marble outcrops in one place in the eastern part of the area mapped (Figure 7-5), near the contact with the Bisha Gabbroic Complex contact and approximately 3.4 km southeast of Bisha South.  The marble occurs in a body approximately 200 m long and up to 5 or more metres thick.  Several other metre-scale carbonate bodies nearby are interbedded with well-foliated metabasalt.  The carbonate is generally pale grey, buff weathering, and locally contains centimetre- to decimetre-scale knots of calc-silicate skarn.  Local intrafolial folds are also common within the body.

Map unit “uv” undivided metavolcanic rocks (Nevsun logging codes: INTT, all remaining volcanic rock codes).  Map unit “uv,” undivided metavolcanic rocks, represents areas that, on the basis of airborne geophysical responses, are most probably underlain by metavolcanic rocks, but for which there is either very little outcrop or little to no traverse coverage.

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Adjacent portions of the Nacfa Terrane have been covered by flood basalts dated at 30 Ma (Upper Palaeogene) but these are not evident within the Bisha Property area.

A thin veneer of recent alluvial outwash sediments and talus covers more than half of the property.  The outcrops and gossans described in this section occur as rocky ridges and isolated “islands” rising above the alluvial plain.

7.2.2

Intrusives

The region has been intruded by diorite and gabbro, including the Bisha Gabbroic Complex, a very large gabbroic intrusive that forms large hills within and south of the current Bisha concession (Figure 7-5).  Swarms of narrow, syn-tectonic felsic dykes oriented parallel to bedding were mapped cutting all major units.  The dykes are felsic to intermediate in composition.  Later post-tectonic intrusives include quartz-feldspar porphyry, granodiorite and quartz diorite.

The following descriptions1 of the intrusive map units are from Greig (2004) and Barrie (2005) and correspond to the units on the maps in Figures 7-5 and 7-6.

A number of intrusions, both pre- and post-tectonic, are present within the area shown in Figure 7-5.  Previous mapping on the property identified more intrusive rocks than currently portrayed, particularly in the southern part of the Tabakin Range where relatively massive tuffaceous rocks were interpreted to be felsic intrusive rocks.  The possibility remains that some of these rocks are indeed intrusive, and further work is needed to resolve the lithologies.  Intrusive rocks are still considered to underlie a significant proportion of the area mapped, particularly in the east and southeast, where the Bisha Gabbroic Complex and several unnamed intermediate to felsic plutonic bodies occur.  The intrusives have not been a focus for exploration, and therefore remain largely unmapped and their presence is inferred largely from the airborne geophysical data.

Map Units–Intrusive Rocks

Map unit “fd” felsic dykes (Nevsun logging codes: FELD, FPDK, QFPD, QPDK, FBDK).  Felsic dykes are common in the area approximately two kilometres east of Bisha Main, and outcrop locally in the Tabakin Range (Figure 7-5).  In the latter area, they are non-foliated and granitic in composition.

11 The corresponding Nevsun logging codes were added by AMEC.  References to the figures and photos provided in the original report have been removed.

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Map unit “gs” intermediate to felsic plutonic rocks (Nevsun logging codes: INTD).  Intermediate to felsic plutonic rocks shown in Figure 7-5 include one pluton approximately two kilometres east of Bisha Main that may be genetically associated with nearby felsic dykes, and a more extensive body to the south, along the contact of the Bisha Gabbroic Complex.  The latter body clearly intrudes adjacent mafic metavolcanic rocks and is itself at least locally foliated, but its relationship to the Bisha Gabbroic Complex has not yet been established.  A granitoid dyke in the Adalawat Range not far to the east of the Northwest Zone, intrudes foliated felsic metavolcanic rocks but is itself clearly nonfoliated.

Map unit “md” mafic dykes (Nevsun logging codes: MAFD).  Although smaller-scale mafic dykes occur elsewhere on the property, the only map-scale body is the massive fine-grained basalt dyke shown on Figure 7-5 near the south end of the Tabakin Range.

Map unit “bgc” Bisha Gabbroic Complex (Nevsun logging codes: none).  As mentioned above, rocks of the Bisha Gabbroic Complex underlie a significant portion of the area mapped, particularly in the east and southeast.  Where examined, the rocks of the Bisha Gabbroic Complex appeared to consist mainly of variably foliated, amphibolitized metagabbro to leucogabbro and/or diorite.  In one locality, marble and mafic metavolcanic rocks adjacent to the contact possess a relatively well-developed foliation relative to rocks farther from the contact.  The mafic rocks are largely recrystallized to fine- to medium-grained amphibolite, suggesting that the Bisha Gabbroic Complex was emplaced at depth into the volcanic host rocks.  The presence of similar rocks to the Bisha Gabbroic Complex to the north and northeast (Figure 7-5) has been inferred from airborne magnetic data.

7.2.3

Structure

In the western Nacfa Terrane, numerous west-over-east thrust panels have sliced the strata into north and north-northeast trending elongate blocks (de Sousa Filho and Drury, 1998).  In the Bisha area, the strata generally trend north-northeast with moderate to steep dips to the east and west.  The Bisha Gabbroic Complex broadly forms a north-plunging antiform that appears overturned, with dips generally steep to the east.  It appears that volcanic and sedimentary strata were thrust against this buttress from the west-southwest, forming a nappe-like structure, with internal antiforms and synforms on a scale of hundreds of meters that contain the VMS deposits.  A possible thrust fault with a component of dextral displacement is inferred to occur along the northwest margin of the Bisha Gabbroic Complex where bedding is locally chaotic (particularly in carbonate units), and approximately 2 to 5 km down-section from the Bisha Main Zone deposit.  The north-northeast trending marble ridges in the north Okreb area have centimetre to decimetre-scale bedding that has shallow, north-northeast and south-southwest plunging tight isoclinal fold axes.

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7.2.4

Folds

Although much less conspicuous on the outcrop scale than the well-developed foliation common to the rocks at Bisha (see below), folds are perhaps the single most significant structural element on the property, and the regional foliation is developed, more or less, as an axial planar fabric to the map-scale folds.  Fold geometries, however, may be complex.  They are typically adpressed, with narrow hinge regions and long limbs, and generally upright to slightly overturned.  Axial trends are generally to the north-northeast or north, although in the northeast part of the area mapped, folds appear to trend to the north-northwest.  It should be noted that this gradual change in orientation of the fold axial surfaces, on both an individual (e.g., the Northwest Zone syncline) and collective basis, mirrors the property-scale changes in trends of foliation, and in a general sense, it also appears to mirror the trend of the contact of the Bisha Gabbroic Complex.  Fold axes are variably plunging, and plunge reversals appear to be common; although marker units for outlining the resulting hinge line culminations are scarce, several domes and basins that reflect such culminations are clearly apparent.  This is perhaps best displayed at the Northwest Zone, where a basin and the doubly-plunging Northwest Zone syncline are outlined by resistant rhyolitic rocks.  At its north end, a short distance north of the property boundary, the Northwest Zone syncline plunges moderately to the south, and at its south end, near the road between the camp and Bisha Main, it plunges gently to the north (Figure 7-5).  In the Tabakin Range, a crude dome is outlined by relatively continuous exposure of interbedded felsic and mafic metavolcanic rocks.  Although the constituent folds in the range are tight and complex, they yield an overall anticlinal geometry, elongate parallel to the axial trace, and with a northerly plunge on the north end and a southerly plunge near the south end of the range.  Other culminations have been inferred, in part, from the distribution of mappable units, the airborne geophysical data, smaller-scale structures (e.g., the syncline on the northern side of Guardian hill), and from fold hinges inferred from bedding-cleavage relationships or reversals in bed dips which all suggest that the structural style exhibited in the dome and basin structures predominates throughout the area mapped.

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The largest-scale fold structure apparent on Figure 7-5 is the north-plunging antiform outlined by the contact of the Bisha Gabbroic Complex.  It has a wavelength of 10 or 15 km and a probable amplitude of up to several kilometres.  Folds such as the Bisha and Northwest Zone synclines, and the Tabakin Range dome or anticline, are an order of magnitude smaller, with wavelengths of up to a kilometre, and amplitudes of hundreds of metres.  The distance along the trend of these folds between adjacent culminations and depressions appears to be somewhat greater than their amplitude, perhaps on the order of 2 km or more; this is consistent with the adpressed nature of the folds.  Several basins and domes are interpreted to occur between the Bisha and Northwest Zone synclines, and to the east of the Tabakin Range structure, appear to have similar dimensions.  Folds are, in general, much less evident on the outcrop-scale.  This difficulty in discerning the folds in outcrops is most likely due to a lack of compositional contrast within the stratigraphy, the lack of well-developed layering in many of the poorly-stratified and thick-bedded to massive tuffaceous rocks, and the common strong overprint of foliation.

Although many individual folds at Bisha display a clear sense of structural vergence, the overall pattern of structural vergence remains to be clearly established.  The general younging direction of stratigraphy toward the west suggests that the direction of tectonic transport is in that direction.

Folds at Bisha are likely en-echelon in style, with one fold, or fold pair, terminating or relaying into another fold or fold pair — this may well be the case at Bisha Main, where hinges of synthetic folds on the western limb of Bisha anticline apparently end along trend to the north–northeast.  It is likely that these folds may pass into, or over, a culmination, which plunges southerly on the southwest and northerly on the northeast.  It is possible that the plunge reversals may be related to cross-folding, but if they are, then there are essentially no related fabrics or outcrop-scale structures related to another folding event, whether it is later or earlier.  Instead, the relaying of en echelon folds or fold pairs, one to another, is interpreted to be the structural style.  The plunge reversals and commonly tightly adpressed folds are possibly magnified by indentation of the more competent “buttress” of gabbroic rocks of the Bisha Gabbroic Complex, which lie to the east and southeast.  This view is supported by the parallelism of the axial surface traces of property-scale folds with the pervasive foliation, and, in general, with the contact of the Bisha Gabbroic Complex.  Together with the very tight folding, this suggests that the folds and strong foliation were formed during one major phase of contractional deformation.  The gabbroic complex may have acted as an “indenter” and was perhaps most active toward the later stages of prolonged phase of crudely coaxial deformation.

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Rock Fabrics

S1 Foliation: A well-defined S1 foliation is the most notable outcrop and hand-specimen scale structural feature of the rocks at Bisha.  With the exception of locally well-developed joint sets, the S1 foliation is typically the only fabric present in the generally poorly stratified rocks.  The S1 foliation is more or less pervasive, and with the exception of the most competent of lithologies or locally within the noses of more open folds, it is rare that it is not well-expressed.  The foliation is typically spaced on millimetre- and more rarely on centimetre-scale (in the most competent lithologies), and is defined in the predominantly felsic metavolcanic rocks by the presence of relatively abundant, fine-grained white mica.  Foliation intensities do not appear to vary greatly across the area mapped, and no areas with relatively high strain gradients, such as discrete ductile shear zones, were apparent in the field.  The foliation appears to have a strong flattening component, but there also appears to be a significant component of stretching involved in its development (see section on Linear fabrics below).  In general, the foliation is steep and strikes to the north-northeast, with more northerly and north-northwesterly trends becoming dominant to the east and north (Figure 7-5).  These changes in foliation orientation, which, in general, are parallel with the contact of the Bisha Gabbroic Complex, imply that the competent mafic intrusive rocks have exerted some form of structural control.

In the southeast, foliation trends are somewhat more disrupted, with east–northeast trends more common, and very locally, the foliation is folded.  Where the foliation is folded, outcrop is limited, and the suggestion, from the proximity of a well-defined and lengthy topographic lineament, as well as from the lack of second-phase fabrics, is that the foliation has been disrupted by movement along nearby late-stage brittle faults.

S2 Fabric:  As noted above, the S1 foliation is typically the only fabric developed in the rocks at Bisha.  Locally, however, and particularly in the hinge zones of map-scale folds, an irregularly developed, commonly centimetre-spaced second phase (S2) foliation, best described as a spaced cleavage, overprints the S1 foliation.  It is almost invariably at a small angle to the S1 foliation, may have been developed during continued tightening in the hinges of the folds.

S3 Fabric:  In the area in the immediate vicinity of the Bisha Main deposit, a northwest trending, steeply southwest or northeast dipping crenulation cleavage locally cuts the well-developed S1 fabric in dacitic to rhyodacitic ash to fine lapilli tuff.  Unlike the S2 fabric, this fabric is at a very high angle to the S1 fabric, and it is even more widely-spaced.  The S3 crenulation cleavage domains locally occur on spacings of several centimetres.  The crenulation cleavage has been assigned to S3 on the basis of the differences described above, and because it is much widespread than S2, and as it was not observed in relation to the S2 fabric.

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Linear Fabrics

Although the data are limited (n=22), stretching lineations were noted within the rocks at Bisha.  They are particularly notable within the coarser fragmental deposits, particularly medium to coarse-grained lapilli tuff, and stretches in the range of 3 or 4:1, up to approximately 10:1, are not uncommon.  In general, the lineation appears to mirror the plunges of the folds (e.g., southerly plunge in the vicinity of the Bisha anticline), with both gentle to moderate south-southeast plunges and moderate northerly plunges apparent in the data.

Faults and Lineaments

The stratigraphy and principal tectonic fabrics at Bisha have been disrupted at least locally by late-stage brittle faults.  Because of the relatively poor exposure in the area, these are expressed in the main as well-developed topographic lineaments.  The more prominent of these faults, such as the one 2.5–3.0 km east of the main deposits, are north-trending.  This fault has an apparent offset of the Bisha Gabbroic contact of up to several kilometres of sinistral displacement.  Many other well-developed lineaments are also present, but whether or not these features are faults remains uncertain (see Figures 7-5 and 7-6).

7.2.5

Metamorphism and Weathering

Metamorphism

Nacfa Terrane greenstone belt rocks such as the volcanic and sedimentary units at the Bisha Property exhibit upper greenschist to lower amphibolite facies metamorphism.  The presence of chlorite, fine grained amphibole, and local garnet in the mafic rocks supports that the grade of metamorphism has been reached (Greig, 2004).

Weathering

Weathering and laterite development from the beginning of the Cretaceous to the end of the Neogene have resulted in a locally deeply weathered terrain (Tardy et al., 1988).  However, Chisholm et al. (2003) noted that the weathering profile is not similar to the laterite terrains of West Africa and Australia as the typical laterite-saprolite leaching sequences are absent.

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The development of a gossan zone over massive sulphide zones is common to Bisha and several other deposits in the region (i.e., Debarwa, Adi Nefas; see Table 7-2).  The gossans at Bisha occur as small hills with abundant black to brown pebbles and boulders composed of nearly 100% hematite and limonite.  The gossan and boulders are the surface expression of deeply weathered (typically several tens of metres) massive sulphide horizons.  Lines of boulders within the gossan are likely to be in situ weathered stratigraphic horizons.  The gossans are locally traceable for well over 100 metres, and at the Bisha Gossan Zone, they outline the nose of the Bisha anticline (pers. comm. Nielsen, 2006).

The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock.  A horizon of extremely acid-leached material has developed between the Oxide and Supergene/Primary Domains.  The acid domain is typified by the “SOAP” unit intersected in drilling, which was originally assumed to be a type of footwall alteration and was termed “ALT” in logs.  The unit was interpreted to be a window in the core of an exposed syncline or anticline.  SOAP is now interpreted to be composed of clay and silica remaining after exposure of the massive sulphides and host rock to an extreme acid environment as the sulphides became oxidized.  On the northwestern limit of the exposed SOAP (at 1715932N, 339275E UTM Zone 37N, WGS 84) are two very small sub-crops of a rock type that are very well-indurated, porous and blood-red colour (hematite-stained) on fresh surface.  This material appears to be a sub-type of the SOAP unit.

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8.0

DEPOSIT TYPES

Bisha is a large precious and base metal-rich volcanogenic massive sulphide (VMS) deposit.  Pertinent deposit model types would be Noranda/Kuroko (Franklin et al., 1981) or bimodal-siliciclastic VMS deposits (Barrie, 2004).  The Matagami Deposit in the Matagami VMS District in Quebec is a relevant and comparable deposit given the size (25 Mt), host rocks, proximity to a mafic complex, and several other features (Barrie, 2004).

8.1

Noranda/Kuroko VMS Deposit Model

Noranda/Kuroko style volcanogenic massive sulphide deposits are noted for their high grade polymetallic nature, associated precious metal content, moderate to large tonnages, and occurrence of multiple lenses or horizons within mineralized districts.  Key characteristics (after Höy, 2004) of Noranda/Kuroko style volcanogenic massive sulphide deposits are:

•

Marine volcanism, formed during period of felsic volcanism in an andesite or basalt dominated succession.

•

Associated with faults, grabens, and prominent fractures.

•

Associated with felsic or intermediate (or both) volcanic rocks including epiclastics.

•

Polymetallic (copper, lead, zinc plus gold and silver) massive sulphide deposits.

•

Massive to well-layered sulphides, sedimentary textures.

•

Quartz, chlorite, sericite alteration near the deposit centre to clay, albite, carbonate minerals further out.

•

One or more lenses within felsic volcanic rocks in a calc-alkaline bimodal arc succession.

•

Cu-rich base, Pb-Zn rich top.

•

Low-grade stockwork zones underlie lenses.

•

Barite and chert layers, lateral gradation into chert horizons.

Each of these features is present at Bisha with the exception of the host volcanic rock geochemistry, which is subalkaline (Greig, 2004).

Franklin et al. (1981) presented a schematic section of the Kuroko volcanogenic massive sulphide deposit model (Figure 8-1).  The model is simple relative to the geologic model of Bisha; the deformation, near-surface oxidation, and regional metamorphism at Bisha could easily have masked the Kuroko-style alteration pattern and stockwork zone shown in the figure.

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Figure 8-1:

Kuroko Style VMS Deposit Model12

Bisha has an overall deposit size of combined Measured/Indicated mineral resources of 27.3 Mt (Oxide, Supergene and Primary Domains) and an additional Inferred resource of 11.7 Mt (Oxide, Supergene and Primary Domains).  The deposit is therefore larger than most of the typical Kuroko VMS deposits based on grade-tonnage models by Singer and Mosier (1986; Figure 8-2A).  The precious metal and base metal grades of the Bisha Primary Domain mineralization are in the higher percentiles for the grade-tonnage models (Figures 8-2B and 8-2C; base metal grade-tonnage models are not shown).

12 Modified from Franklin et al., 1981 by Singer and Mosier 1986.

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Figure 8-2:

Kuroko Style VMS Grade and Tonnage Model (Singer and Mosier, 1986)

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8.2

Bimodal Siliciclastic VMS Deposit Model

Barrie and Hannington (1999) have proposed a five-part classification system for VMS deposits based on host rock composition.  Two of the types potentially describe the Bisha deposit: Bimodal Siliciclastic; or Mafic Siliciclastic.  Barrie (2004) visited the Bisha Property and concluded that the bimodal siliciclastic model was most appropriate.  Mapping by Greig (2004) also indicated that the host rock is principally felsic volcanic rock (variably altered felsic lapilli, lapilli ash tuffs, crystal tuffs and minor felsic dykes).

Many characteristics of the Kuroko VMS deposit model also apply to the Bimodal Siliciclastic VMS model.  Bimodal Siliciclastic deposits form in lithologic sequences composed of roughly equal proportions of volcanic and siliciclastic rocks.  Typically felsic volcanic rocks are more abundant than mafic rocks and are calc-alkalic in composition, while mafic rocks are of tholeiitic composition.  Deposits are generally of Phanerozoic age and are typified by the deposits of the Iberian Pyrite Belt and the Bathurst camp of New Brunswick.  Barrie (2004) considers the Bisha deposit to be similar to those of the Iberian Pyrite Belt.

Barrie (2004) developed a VMS model for the Bisha deposit as shown in Figure 8-3.  The model incorporated local features such as the Bisha Gabbroic Complex and dominantly felsic and siliciclastic host rocks.

Figure 8-3:

Bisha Bimodal Siliciclastic VMS Model Schematic

Source: Barrie (2004)

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Bimodal siliciclastic deposits represent the largest VMS tonnage.  However, on average they have the lowest Cu (1%) and the highest Pb (1.8%) metal content of the five deposit types (Barrie and Hannington, 1999), while also having relatively high Zn (4%), high Ag (90 g/t) and low Au (1 g/t) contents.

Franklin (1998) described deposits of the Iberian Pyrite Belt and noted that they are characterized by great lateral continuity of ore as well as lack of extensive alteration.  Both characteristics appear to have relevance to the Bisha deposit.  The Iberian Pyrite Belt deposits range from small lenses of a few million tonnes to very large bodies (over 100 Mt).

Either VMS deposit model is applicable to the Bisha deposit.

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9.0

MINERALIZATION

VMS mineral deposits on the Bisha Property include the Bisha Main Zone, the Northwest Zone, and the Harena Zone (refer to Figures 7-5 and 7-6).  The focus of this section of the Report is the mineralization of the Bisha Main Zone only.

The Bisha deposit is large, relatively high-grade, and has significant near-surface supergene and oxide enrichment of copper and gold.  The deposit extends for over 1.2 km along a north-trending strike, and has been folded (and overturned, dipping to the west) into an antiform so that there are western and eastern lenses.  The eastern lens can be traced along the entire strike length, whereas the western lenses are present for approximately half of the strike length.  Weathering along the fold axis extends to a depth of 60 to 70 m.  The Primary sulphide zone is below the weathering zone.  The massive sulphide lenses can locally exceed 70 m in true thickness and show typical copper-rich bases and zinc-rich tops.  In places, the stratigraphic tops of lenses are texturally and compositionally layered, with gradations from coarse- to fine-grained material.  The host rocks above and below the sulphide lenses are variably altered felsic lapilli and lapilli ash crystal tuffs, with minor felsic dykes.

Deep weathering has affected deposit lenses that occur in low-lying areas by removing most of the sulphide and producing high-grade Supergene blankets enriched in gold, copper and lead in particular.  The gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite gossan. The depth of oxidation appears to be on the order of 30 to 35 m in outcrop areas but is variable in sand-covered areas.  Supergene sulphides are present at 35 to 65 m depth, with accompanying carbonate, sulphate, phosphate, silicate, halide, and native base metal minerals.

Four principal domains of mineralization within the Bisha Main Zone include:

•

a near-surface oxide/gossan

•

a horizon that has been subjected to extreme acidification13 (acidified)

•

a Supergene copper-enriched horizon

•

a Primary massive sulphide horizon (Figure 9-1).

13 Acidification of the massive sulphides and host rock results in remnant clay and silica, which is logged as ACID or SOAP rock codes.

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Figure 9-1:

Isometric View of the Bisha Deposit Facing West

9.1

Host Rock

Characteristics of the Main Zone mineralization include:

•

Precious metal-rich (Au, Ag) oxide cap, and base metal-rich (Cu, Zn, Pb) massive sulphide lenses hosted by a bimodal sequence of weakly stratified, predominantly tuffaceous metavolcanic rocks (Nacfa Terrane greenstone belt).

•

Host rocks are felsic lithologies (variably altered felsic lapilli and lapilli ash tuffs, crystal tuffs and minor felsic dykes), which form the hanging wall stratigraphy and predominate overall.

•

Sub-alkaline (Greig, 2004) geochemistry of the volcanic rocks.

Earlier logging based on visual observations described the majority of the host rock as mafic (Chisholm et al., 2003), however most of the recent work and geochemistry supports felsic compositions (Barrie, 2004; Greig, 2004).

9.2

Deposit Dimensions and Morphology

The Bisha Main Zone is a 1.2 km long, narrow massive sulphide lens and is oriented north–south (Figure 7-6).  The thickness of the lens is variable from 0 to 70 m but the deposit is deformed and exhibits limb attenuation and thickening at the fold hinge, which distorts original dimensions.

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The Bisha Main Deposit has been delineated by drilling and most of its outline is now well known.  The deposit has a continuous eastern lens, and two western lenses.

The south-western lens (“the Wedge”) is connected to the eastern lens for over 200 m along strike and is therefore an extension of the eastern lens at the same stratigraphic level over an antiformal structure.  Several features are apparent see Figure 7-6:

•

Massive and coarse felsic fragmental rocks are more common west of the massive sulphide units.

•

Stringer mineralization is ubiquitous in “mafic” tuffs to the east of the eastern lens, and is present locally around the western lenses, particularly to the north.

•

The massive sulphide lenses are generally hosted within tuffaceous rocks, but they may abut more massive felsic flows with autoclastic aprons to the west.

•

Gossan/FERU closely overlies massive sulphide, with most gossan units being no more than 25 m away from the massive sulphides.

•

The eastern lens is a continuous sheet of mineralization that extends for over 1.2 km (although the lens thins out considerably at line 1715750 N).  This lens faces west and dips 65–70° to the west.  Evidence for the orientation of facing west is as follows:



Primary (e.g., below the oxidized domain) massive sulphide is generally enriched in Zn to the west (Zn is commonly enriched at the tops of massive sulphide lenses).



Strong chlorite alteration and sulphide stringer mineralization in felsic tuffs are ubiquitous immediately to the east, and much less abundant to the west.



Primary barium enrichment is much more common in tuffs to the west (most barite is deposited at lower temperatures (e.g., very near the seafloor) than the sulphide in VMS systems, and is commonly enriched above massive sulphide lenses in felsic-dominant systems).

The deepest drill holes in the southern half of this lens have high Zn grades in two separate layers, suggesting the presence of stacked massive sulphide lenses in this area.

The primary characteristics of the western lenses are less clear due to their proximity to the surface and unusual geometry.  Primary metal zonation is nearly non-existent due to oxidation, with Zn stripped from the massive sulphide, and Cu, Pb, Au and Ag sporadically enriched by Supergene processes.  A few deeper massive sulphide intersections in the western lenses, in section 1715500N and nearby sections, have higher Zn grades near the base of the lens ("the Wedge" lens).  The zonation of the Zn grades suggests that the western lens faces east, on the western side of an antiform. Furthermore, barium enrichment in tuffs occurs east of the western lens and west of the eastern lens fairly consistently throughout the deposit (e.g., ICP Ba and S in DDH B-177, section 1715425N: (Barrie 2005).  Barium enrichment in host rock tuffs is generally absent to the east of the eastern lens and west of the western lens.  This is consistent with barite deposition after massive sulphide formation above the massive sulphide lens, prior to deformation (Barrie, 2005).

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These features: primary metal zonation, orientation of footwall stringer and chloritic alteration, and orientation of primary barium enrichment to the massive sulphide lenses, are consistent with an asymmetrical, antiform with the axial plane dipping steeply to the west, and with a north-trending axis that undulates but broadly plunges to the north through the Bisha Main area (refer to Figure 7-6).  This structural pattern could be reconciled with nearby S-folds; and with Z-folds to the east of the Bisha Gabbroic Complex, in an extensional regime.  Alternatively, this fold pattern may represent a fold interference pattern in a west-over-east nappe structure.

Using the primary, non-oxidized lithology at the top of each drill section (sections spaced at 25 m north-south from 1715000N to 1716275N), a deposit-scale geological map has been constructed (refer to Figure 7–6).  The rocks of interest were generally at 20 to 70 m depth and commonly beneath alluvial cover and oxidized bedrock.  Deeper rocks were also projected vertically to surface, as necessary, to provide more complete coverage.  For simplicity, the main rock types were grouped into four units:

•

massive and coarse fragmental rhyolite (commonly silicified)

•

felsic to intermediate tuffaceous rocks (excluding coarse fragmentals)

•

intermediate to “mafic” tuffaceous rocks

•

massive sulphide and related stringer mineralization.

Drill intersections encountered mineralization to a depth of 380 m but portions of the deposit only extend to depths of 70 m (north portion of the deposit in Figure 9-1).

One deep hole drilled in early 2006 (B-368) was designed to intersect the Main Zone on line 1715475N at a vertical depth of 400 to 450 m.  The hole encountered extensive faulting in the hanging wall and did not intersect massive sulphide mineralization as expected.  The initial interpretation is that there is a northeast trending fault cutting the massive sulphide mineralization at surface in the vicinity of line 1715575N.  Horizontal and vertical movement on this fault is unknown but its overall effects on the massive sulphides at depth are apparently significant.  Future interpretive work will have to concentrate on the effects of this structure.  It is possible that there is a significant block of massive sulphides at depth that has been faulted off the main body.

A better understanding of the northeast fault (and possibly others in the area) may help resolve the fairly significant differences between the north part of the Bisha Main Zone deposit and the larger and deeper southern portion of the body.

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The tight and complexly folded nature of the deposit and host stratigraphy is evidenced in Figure 7-6.  Thickening at the fold hinges, and exposure of a possible hinge of an anticline, are best noted between 1716000 to 1716300 N and 339200 E and 339500E (refer to Figure 7-6).

There is a zone of relatively low-grade near-surface copper mineralization, with sporadic associated elevated indium (In) values, in the hanging wall, immediately west of the high-grade Bisha Main Zone massive sulphide deposit. Drilling and mechanical trenching was carried out in early 2006 to more fully define this zone (Table 9-1).  Past drill results on line 1715800N had intersected up to 56.5 m averaging 0.81% Cu in Hole B-335 and 0.76% Cu over 31.5 m in Hole B-109.  Drilling on line 1715900N intersected 19.3 m averaging 2.11% Cu in Hole B-369 (Table 9-1).  Drilling on line 1715700 intersected 12.0 m assaying 2.64% Cu (Hole B-370 in Table 9-1) while an intersection 100 m to the south (line 1715600N) encountered 10.9 m averaging 0.75% Cu (Hole B-371 in Table 9-1).  Mechanical trenching over the latter drill intersection encountered 86.0 m averaging 0.55% Cu and 0.68 g/t In at a depth of 3.0 m.  A trench over the mineralized zone on line 1715700N encountered 1.4% Cu and 3.1 g/t In over 24.0 m.  This mineralization may be a separate zone from that encountered in Hole B-370.

Table 9-1:

Mineralized Intervals from Drilling and Trenching in 2006

Hole #	From	To	Length (m)	Cu (%)	In (g/t)	Az	Dip	Co-ordinates
B-369	82.4	102.0	19.3	2.11	-	90	-45	339205/1715901
B-370	49.5	61.5	12.0	2.64	-	90	-45	339026/1715700
B-371	61.4	72.3	10.9	0.75	-	90	-45	339026/1715600
Trench	5.5	30.5	25.0	1.40	3.10	90	-	339006/1715700
Trench	30.0	116.0	86.0	0.55	0.68	90	-	339030/1715600

Drilling density within the hanging wall mineralization is not yet sufficient to enable a resource model to be formulated.  However, additional drilling could define a significant copper resource.  The zone, as it is currently interpreted, sits on the western edge of the proposed open pit for the Bisha Main Zone deposit.

Further opportunities exist for extensions to the currently delineated Bisha Main Zone mineral resource along the limbs as noted in the structural interpretations on the deposit-scale geological map (Figure 9-2).

The Northwest Zone, located approximately 1.5 km north of the Bisha Main Zone, is interpreted by Greig (2004) to be another exposure of the same mineralized horizon.  A total of 41 holes have been drilled in the Northwest Zone.  One of the longest intervals is from hole B-066 with a 47.5 m core length interval averaging 1.32 g/t Au, 14.96 g/t Ag, 1.52% Cu, 0.01% Pb, and 0.04% Zn (pers. comm. Nielsen, 2004).

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Figure 9-2:

Drill Hole Locations and Bisha Main Zone Outline (perspective view from above)

North (Y)
1716300.00
1716200.00
1716100.00
1716000.00
1715900.00
1715800.00
1715700.00
1715600.00
1715500.00
1715400.00
1715300.00
1715200.00
1715100.00

As noted previously, metal zoning at the Bisha Main Zone, within the massive sulphide domain, appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and confirms the interpretation that the sequence is “right-way-up” (west-facing).  This is not as evident at the Northwest Zone deposit where a recent interpretation indicates that a Zn-rich lens of massive sulphides intersected in holes NW-08 and NW-015 (as well as in NW-023, NW-024, NW-025 and NW-026) is likely a separate mineralized body in the hanging wall of the main, largely pyritic body.

9.3

Oxide Domain

The Bisha Main Zone is typified by the exposure of the Main Gossan, which is the only surface expression of the deposit.  The gossan is a large mound of red–brown oxide material ranging from fine sand to dense cobbles and boulders distributed randomly or as groups or possible remnants of stratigraphic “horizons”.  The boulders and cobbles are usually extremely siliceous.  Much of the material is massive iron oxide.

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The ferruginous to massive goethite–hematite–jarosite gossan is the remnant of surface oxidation of the massive sulphides.  The depth of oxidation is variable but appears to be in the order of 30 to 35 m in outcrop areas.  The unit has a high gold content, which is postulated to occur as precipitated micron-sized native gold that formed during the descent of oxidizing solutions.  The relatively low base metal values (copper, zinc) are due to leaching during oxidation.

In some gossan outcrops there are banded, white, opaque quartz veins ranging up to 0.5 m in thickness and several metres in length.  This material may be re-crystallized chert (Chisholm et al., 2003).

Within the Oxide Domain is a breccia unit that was separated out during geologic modeling and resource estimation due to higher gold grades than surrounding oxide material.  The Breccia Domain within the Oxide Domain has gold values which range from 1.06 to 9.27 g/t Au (based on 5 m composite values at the 25th to 75th percentiles).  The breccia occurs around (flanking) the gossan and appears to be a product of oxidation, lateritic weathering, and desegregation of the original rock as opposed to being a structural feature.  The unit is mostly quartz breccia or silicified fragments within oxidized material.  The unit is poorly described and requires further study.

9.4

Acid Domain

The extremely acidic nature of the oxidation of the massive sulphides caused the development of a highly leached “front”.  Acid solutions leached the rock and the ACID or SOAP units are the very friable remnants consisting of mostly of clay and silica   Although the transition from the Oxide to Acid Domain can be gradual, the change to the underlying Supergene Domain is rapid.

The thickness of the acid horizon is variable ranging from 0.5 to 6 m, and averaging 3 m in thickness.  This unit has high gold and silver values but is usually devoid of significant base metal mineralization (with the exception that it can locally contain appreciable amounts of Supergene copper mineralization).  The gold and silver grades between the 25th to 75th percentiles, range from 0.55 g/t to 7.75 g/t Au and 7.8 g/t to 167.1 g/t Ag respectively (based on 5 m composites).

9.5

Supergene Domain

The Supergene Domain is copper-enriched and occurs between 35 to 65 m depth.  As in the Supergene enrichment of porphyry deposits, oxidation of the massive sulphides caused the descending waters to become acidic and leach copper and other metals.  The metals were deposited generally as covellite and some chalcocite at the base of the Acid and Oxide Domains.  Sooty secondary sulphides coat and replace Primary sulphides.

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The ranges of copper and gold grades, between the 25th to 75th percentiles for the Supergene Domain, are 0.76% to 4.55% for Cu and 0.38 g/t to 0.95 g/t for Au (based on 5 m composites).

9.6

Primary and Primary Zn Domains

The primary sulphide mineralization at Bisha is situated below the Oxide, Acid and Supergene Domains, starting at a vertical depth of 60 to 70 m.  Sulphide minerals are predominantly pyrite with some sphalerite and chalcopyrite.  The range of zinc, copper, silver and gold grades of the Primary Domain, between the 25th to 75th percentiles, are 0.19% to 1.68% Zn, 0.31% to 1.19% Cu, and 0.38g/t to 0.73 g/t Au (based on 5 m composites).

Sphalerite appears to be more abundant at the south end of the deposit and a Primary Zn Domain has been separated out.  The range of zinc, copper, silver and gold grades, between the 25th to 75th percentiles of the 5 m composites for the Primary Zn Domain, are 4.37% to 14.27% for Zn, 0.56% to 1.27% Cu, 38.4 g/t to 81.9 g/t for Ag and 0.55 g/t to 0.95 g/t for Au.

Textures include semi-massive, massive, banded/laminated, minor folds, clasts, and disseminated sulphides within chloritized volcanics.

The massive sulphides make the Primary Domain of the Bisha deposit an excellent geophysical target (gravity, EM).  As described in Sections 10.7 and 10.8, Nevsun has completed ground and airborne surveys over the immediate Bisha Main Zone area, the Northwest Zone, the Harena Area (9 km southwest) and the NW Barite Showing (6 km west).  Several anomalies remain to be tested.

9.7

Footwall Alteration

Footwall alteration is typically pervasive chloritic alteration of tuffs, which may extend for tens of metres below the massive sulphide unit.  The position of the alteration zone supports the interpretation that the sequence is ‘right way up” (west-facing).  Immediately below the massive sulphides there is a thin but variable (< 3 m thick) zone of silicification and K-feldspar replacement (Chisholm et al., 2003).  This zone is more variable in intensity and thickness than the chlorite alteration and in some cases is entirely absent.

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Barrie (2004) confirmed the presence of the chlorite alteration zone using the chlorite alteration index from ICP data.  Barrie (2004) noted that the eastern lens (or limb) has footwall alteration along its entire length whereas the western lens (or limb) has alteration only at the north end of the deposit.  This concurs with comments by several workers (pers. comm. Ansell, 2004; Chisholm et al., 2003) that the possible hydrothermal fluid source or conduit may be at the north end of the deposit.

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10.0

EXPLORATION

10.1

Introduction

Exploration of the Bisha Property commenced in 1996 as prospecting by Ophir Ventures.  Nevsun subsequently explored the Property in several programs of work over a seven-year period between 1998 and 2004 (Table 10-1).  Exploration was suspended between 1999 until 2001 during the border war with Ethiopia.

In June 1999, the Bisha Prospecting License was converted to the Bisha Exploration License covering an area of 49 km2.  In 2003 the license area was expanded and now includes a total area of 322 km2.

In October 2002, Nevsun initiated a limited diamond drilling program at Bisha in order to test the combined geophysical and geochemical anomaly over the main gossan outcrop area.

To follow up the successful results from the 2002 drilling, Nevsun completed two phases of diamond drilling in 2003.  The Phase I work was completed between February and June and consisted of 48 holes totalling 6,724.76 m plus mapping, sampling, trenching, geophysics (airborne and ground), metallurgical testing, and bulk density measurements.  The Phase II work was conducted from September until December and consisted of 93 core holes totalling 11,894.50 m.  Additional work conducted during this program included geophysics, geochemical sampling, metallurgical testing, petrographic work, and bulk density measurements (Table 10-1).

Additional diamond drill holes (163), RC holes (33), and combination RC holes with diamond tails (9), totalling 31,285.60 m were completed during 2004.  Additional exploration work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental and archaeological studies, and metallurgical testing (Table 10-1).

In 2005, a total of 109 diamond (15867.5 m) drill holes, including 5 geotechnical and 4 metallurgical drill holes were completed.  At Bisha Main a total of 9,264.1 m of oriented core drilling was completed in 68 drill holes.  This includes infill and exploratory drilling (7,590.6 m), geotechnical drilling (937 m), and metallurgical drilling (736.5 m).  The primary aim of the January to June 2005 drill program on the Bisha Main deposit was to complete the infill drilling of a proposed open pit area.
Close-spaced drilling was also completed in two areas to test contact geometries and local grade distribution.  Three drill holes were twinned to better understand the relationship between core and RC recoveries.  This led to the resource estimate update that was the basis of the Feasibility Study.

In October 2005, another exploration program was initiated on the Bisha Property.

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Table 10-1:

Summary of Work Completed

Year	Phase	Company	Type of Work	Description
1996		Ophir Ventures	Regional Grassroots Exploration	Prospecting, mapping and sampling
1998		Nevsun	Property Evaluation	Property Examination and acquisition
1998		Nevsun	Property Grassroots Exploration	Reconnaissance scale geological mapping (1:50,000), geochemical stream sediment sampling
1999		Nevsun	Geophysical Surveys	Geophysical surveys - MaxMin horizontal loop EM and magnetometer
			Geological Mapping	Property scale (1:5,000)
			Geochemical Sampling	Soil sampling on three grid lines
2002		Nevsun	Drilling	6 diamond drill holes (B-01 to B-06) totalling 810.9 m
			Geological Mapping	Discovery outcrop area (1:1,000)
2003	I	Nevsun	Drilling	48 diamond drill holes (B-07 to B-53) totalling 6724.76 m
			Trenching	36 trenches sampled and mapped
			Geophysical Surveys	Airborne EM and Magnetometer (325 sq km), Pulse EM and ground Magnetometer (73.5 line km), Gravimetric survey (40 km)
			Geological Mapping	Deposit scale (1:1,000), property scale (1:2,500) and regional scale (1:10,000)
			Geochemical Sampling	Stream sediment (165 samples), soil (39 samples), termite mound (115 samples), auger and pit (33 samples)
			Petrographic Study	11 thin sections by Vancouver Petrographics
			Metallurgical Testing	2 Oxide samples, 2 copper Supergene mineralization and 2 Primary mineralization samples
			Bulk Density	260 samples determined on site, 44 samples sent to ALS Chemex for determination
2003	II	Nevsun	Drilling	93 diamond drill holes (B-54 to B-146) totalling 11,894.50 m
			Drilling	2 air blast holes for water wells completed by Eritrean Drilling
			Geophysical Surveys	Pulse EM, Horizontal loop EM (151 line km), Gravimetric survey (107.6 km)
			Geochemical Sampling	pH soil survey, soil sampling, Whole Rock (REE), regional prospecting
			Metallurgical Testing	2 Oxide samples and 2 copper Supergene mineralization samples at PRA in Vancouver, some minor work at Kappes Cassidy in Nevada
			Petrographic Study	13 thin sections by Vancouver Petrographics
			Bulk Density	611 samples determined on site, 68 samples sent to ALS Chemex for determination
2004	I	Nevsun	Drilling	163 diamond drill holes (B-147 to B-309) totalling 28,879.50 m
			Drilling	33 reverse circulation drill holes (BRC-01 to BRC-40) totalling 1,814.40 m
			Drilling	9 combination reverse circulation with diamond drill core holes tails (BRCD-26,27, 32 to 34, 37,38, 41 and 42) totalling 308.70 m of diamond and 282.9 m of RC drilling, for 591.7 m total.
			Drilling	15 reverse circulation holes for water wells totalling 768 m.
			Geophysical Surveys	Gravimetric survey, 65.2 line km for a total to date of 215 line km
			Geological Mapping	Deposit scale (1:1,000) and regional prospecting
			Geochemical Sampling	Soil sampling (151.94 line km), Whole Rock (REE), prospecting
			Petrographic Study	16 thin sections, 2 polished sections
			Bulk Density	311 samples determined on site, 697 samples sent to ALS Chemex for determination
			Geotechnical Work	all drill core oriented
			Environmental	base line study implemented
			Metallurgical Testing	2 Primary sulphide samples tested at PRA in Vancouver
			Hydrological	studies commenced
			Archaeological	studies commenced
			Physical Properties Tests	On selected core samples of massive sulphide by JVX Geophysics
2005		Nevsun	Drilling	135 diamond drill holes totalling 18,053 m
			Geochemistry	Whole rock analyses, petrography
			Feasibility Studies	Metallurgical sampling, testwork, geotechnical studies, other studies.
2006		Nevsun	Drilling	9 diamond drill holes totalling 1,680 m
			Feasibility Studies	Metallurgical sampling, testwork, geotechnical studies, other studies.

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This program was designed to provide further supporting data for the Feasibility Study, as well as to investigate the significance of gravity anomalies delineated at Harena during the previous exploration program.  The exploration program carried out between October and December 2005 incorporated the following work:

•

Drilling 26 diamond (2,185.5 m) drill holes, including geotechnical and metallurgical drill holes at or near the Bisha Main Zone and 7 exploration drill holes at the Harena gravity anomaly.

•

A bulk sample of mineralized core was collected from the metallurgical drilling and shipped to the SGS Lakefield Research Laboratories in Canada for processing.

•

Lithological logging of all core as well as RQD/recovery determinations.

•

Magnetic susceptibility readings from all core collected from the Harena exploration drilling.

•

Geotechnical pit studies completed by AMEC.

•

Elevation control surveys over selected areas.

•

New gravity survey over a re-oriented grid in the NW Zone area.

•

Additional magnetometer surveying over the Harena area.

•

Down hole surveys on selected drill holes on the Harena area.

•

Calculating specific gravity measurements on hundreds of core samples. Additional sampling was completed throughout the Bisha Main Zone at the request of AMEC.  In addition, specific gravity determinations were completed from the core collected from the Harena exploration drilling.

•

Whole rock analysis of core samples collected from the Harena area drilling.

•

Limited geological mapping on a regional basis.

•

Limited trenching over selected Au-in-soil anomalies.

The 2005 program was followed in early 2006 (January to March) with additional exploration work.  The 2006 exploration on the Bisha Property consisted of the following:

•

IP/resistivity surveys over selected areas.

•

Soil geochemical surveys over selected areas.

•

Prospecting and limited geological mapping on a regional property basis.

•

Trenching over selected Au-in-soil anomalies and other geological targets.

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•

Drilling of 9 diamond (1,680 m) drill holes, including one deep drill hole at Bisha Main Zone, 3 exploratory drill holes at the Bisha Main Zone hanging wall copper zone, and exploratory drill holes at the NW Zone.

•

Lithological logging of all core as well as RQD/recovery determinations.

•

Study of an aggregate source to be used for the planned Bisha Mine construction.

•

GPS surveying of specific areas to aid in the planning of the proposed Bisha Mine construction.

•

GPS survey of the road alternatives from Bisha to Massawa.

•

GPS survey of the cement plant and jetty area in Massawa.

Work specifically relating to engineering studies for the Feasibility Study on the Bisha Main Zone included geotechnical drilling, metallurgical sampling by drilling, elevation control surveys, specific gravity determinations, road surveys, cement plant and jetty surveys and a search for a suitable aggregate source.

10.2

Topography and Grid Survey Control

The coordinate system used for all data collection and surveying is the Universal Transverse Mercator (UTM) system, Zone 37 and geographic coordinates in WGS8414 (World Geodetic System 1984).

During the 1999 exploration program, Nevsun established a local grid (not based on UTM coordinates) over the gossan area with a base line 5.9 km in length oriented at an azimuth of 010° from magnetic north.  Individual lines were usually spaced 200 m apart and were of variable length.

The local grid constructed at the beginning of the 2003 program conforms to the UTM coordinate system with a baseline oriented at 0° and cross-lines oriented 090°.
Cross-lines were usually spaced 100 m apart, except over the Bisha Main Zone where gridlines were spaced 25 m apart for drilling control.

10.3

Geological Mapping and Related Studies

Nevsun has carried out geological mapping during each exploration program as summarized in Table 10-2.

14 WGS84 is the datum to which all GPS positioning information is referred by virtue of being the reference system of GPS satellites. WGS84 is an earth-fixed Cartesian coordinate system.

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Approximately 75% of the Bisha Property is covered by alluvium of varying thickness.  Outcrop exposure is restricted to outcrops along seasonal watercourses and areas of topographic relief above the gently north-sloping alluvial plain.

Table 10-2:

Summary of Geological Mapping on Bisha Property

Year	Type of Mapping	Scale	Location
1998	Reconnaissance	1:50,000	Bisha region
1999	Property	1:5,000	Bisha Main Zone area
2002	Deposit	1:1,000	Bisha Main gossan
2003	Regional	1:10,000	Bisha region
2003	Property	1:,2,500	Bisha Property
2003	Deposit	1:1,000	Bisha Main gossan
2003	Property	1:2,500	Barite, Harena, and SE Zones
2004	Deposit	1:1,000	Bisha Main and NW Zones

Several persons have mapped portions of the property (Nutt, Childe, Greig, Deliele, Chisholm, Ouattara) or provided more regional coverage (Woldu).  The lack of outcrop, lack of marker horizons, and the structural complexity has hindered comprehensive geological interpretations.  Landsat information and geophysical data aided the development of interpretations.

In 2004, C. Greig (and Taiga Consultants Ltd.) prepared a compiled property geology map and developed a complementary deposit-scale geology map of the area from the Bisha Main Zone to the Northwest Zone.

AMEC completed a brief review of the geological interpretations in the immediate area of the Bisha Main Zone and found them to be consistent with the field observations (i.e., exposures on the Main Gossan, Fereketatet River bed, Guardian Hill, Conical Hill, Northwest Zone).

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10.4

Remote Sensing and Satellite Imagery

Nevsun prepared Landsat images of the area in 1998.  The image (PIX format file) was re-georeferenced using available topographic maps and then output as an ECW (ER Mapper) format file.  At the same time the digital, 1:100,000 scale Russian topographic maps were obtained from East View Cartographic out of the USA.

Geoanalytic of Calgary scanned, registered, and compiled the Eritrean topographic maps and the Landsat image.  ECW (ER Mapper) files of the topography and LANDSAT files were prepared.  TAB files of the Bisha Exploration License showing property boundaries were added.  Using the Landsat image with a translucent (30%) topographic overlay, a preliminary interpretation was made of the immediate Bisha occurrence area.  The interpretation focused on structural features that were subsequently plotted on the geology map as well as the preliminary gravity maps.

During 2003, Earth Resource Surveys Inc. (ERSI) based in Vancouver, completed a remote sensing investigation for the Bisha Property and western Eritrea.  The survey mapped alteration types and interpreted major structural features using different Landsat bands.  The study highlighted alteration and structural trends (Chisholm et al., 2003).

10.5

Geochemistry

10.5.1

Stream Sediment Sampling

Nevsun carried out stream sediment sampling in 1998 covering an area of 100 km2 including the Bisha Prospecting License.

During the 2003 Phase I exploration program a stream sediment survey was designed, implemented, and completed by M. Mercier, an independent geochemical consultant with Analytical Solutions (Toronto).  The survey included a total of 165 samples collected at an approximate density of one sample per square kilometre.  Survey coverage is shown in the previous Technical Report (AMEC, 2004).

The stream sediment surveys were considered to be an effective method of delineating areas with potential for base and precious metal mineralization.  The main anomalous areas for copper, lead, zinc and gold based on the combined 1998 and 2003 results are:  Okreb area (eastern portion of the Bisha Exploration License), the Bisha Main Zone southwards towards the Harena Area, and the NW Barite Showing area.

AMEC has not observed the stream sediment sampling practices.  The sampling procedures as described are reasonable and are within standard industry practices.

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10.5.2

Soil Geochemical Sampling

In 1999, soil samples were collected over the Bisha gossan outcrop (Nevsun 2003) and showed a distinct base metal anomaly.  The samples were not analyzed for gold.

Soil geochemical sampling by Mercier (2003) included orientation soil, termite mound, auger, and pit sampling as described below:

•

Soil and auger survey with a total of 39 samples (23 soil samples and 13 auger samples) to test the auger as a geochemical tool and also to verify the geochemical response of different regolith units.

•

Pit samples with a total of 33 samples along a single line to make a short investigation of the regolith units.

•

Termite mound survey with a total of 115 samples (including 8 auger test samples).

•

Size fraction analysis of four samples to help with the regolith investigation.

More soil sampling was completed in 2004 with 133.62 line-kilometres completed over the Bisha Main Zone, Harena, and NW Barite Showing areas.  To date, a total of 6,287 soil samples or 151.94 line-kilometres of sampling have been collected on the Bisha Property.  The majority of the sampling was completed in 2003 and 2004 on gridlines with coordinates conforming to UTM, Zone 37.  Soil sampling was used to investigate geophysical anomalies, often in areas with minimal or no outcrop.  Apparently the alluvial cover has not precluded the usefulness of the soil sampling in defining anomalies over previous geophysical targets and known mineralization.

AMEC has not observed the soil or other geochemical sampling practices.  The procedures as described appear to be reasonable and within standard industry practices.

PH soil geochemical surveys were conducted over the known Bisha Gossan to test the theory that a pH measurement can identify the change in pH related to the presence of massive sulphides (and related generation of acid conditions related to oxidation of the sulphides) even below alluvial cover.  Nevsun found that the pH technique works very well in the delineation of known sulphide mineralization in alluvial covered areas and considered that it may be used to define new targets.  Unfortunately the survey reacts to a wide variety of types of underlying chemical differences and thus produces a large number of anomalies that need to be prioritized.

AMEC did not review the method and cannot comment on the relative merits for further pH geochemical surveys.

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10.6

Trenching

A series of 36 trenches were excavated with a Komatsu WB93R utility tractor equipped with a backhoe over various parts of the Bisha Main and Northwest Zones.

The trenches were completed on the Bisha Gossan Zone and Northwest Zone.  Rock samples returned elevated base metal and precious metal results, as expected.  The trench data was not used in geological modelling or resource estimation.

10.7

Ground Geophysics

10.7.1

Electromagnetic (EM)

Horizontal loop (HLEM) surveys were completed in 1999 by a South African based consulting group, Integrated Geophysical Surveys on the portions of the property.  The 1999 grid was surveyed with a MaxMin II HLEM.  The EM survey used frequencies of 444 and 1,777 Hz and a cable length of 150 m.  Further work was completed in 2003 by Geophysique TCM of Val d’Or, Quebec, Canada.  The 2003 survey included 151 km of Horizontal Loop EM (HLEM) surveys on the UTM grid at 100 m spacing.

Pulse EM surveys were contracted to Crone Geophysics (Crone) of Mississauga, Ontario, in 2003.  A total of 43 lines over 13 loops consisting of 73.5 line-kilometres of survey were completed.  Figure 10-5 in the October 2004 Technical Report shows the geophysical survey compilation map (AMEC, 2004).

Crone attempted downhole EM surveys on 3 drill holes.  Two of the holes were caved but hole B-104 was probed successfully.

Most of the electromagnetic surveys were successful in delineating mineralization and other features (i.e., structures, lithologic contrasts, etc.; pers. comm. Ansell, 2004).

10.7.2

Magnetometer

Magnetometer surveys were completed on the portions of the property in 1999 and 2003.  In 1999, Integrated Geophysical Surveys completed the magnetometer survey on the grid established over the Bisha Main Zone.  Eritrean technicians were trained by the South African consultants to carry out the survey.

In 2003, a magnetometer survey by Crone Geophysics was completed over the Bisha Main Zone covering a total of 43 lines covering 84.5 line-kilometres.  The magnetometer surveys shows lithologic contrasts and anomalies over the Bisha Main Zone but were less distinct than the electromagnetic surveys.  Chisholm et al., (2003) observed north-northeast-trending features that were interpreted to show that a fault zone that transects the Bisha deposit.

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10.7.3

Induced Polarization (IP)

An Induced Polarization (IP) survey was completed on the Okreb area, in the northeast corner of the Bisha Exploration License.  The survey was done on several grids with the baseline at different orientations but generally trending northeast.  Cross-lines were completed at 200 m spacing along the baselines.

10.7.4

Gravity

Gravity surveys were carried out during the three consecutive exploration programs since 2003.  MWH Geo-Surveys, Inc. of Reno, Nevada, used a LaCoste & Romberg Aliod 100X gravity metre to complete the work.

The dataset consists of 8,613 stations, including 8,043 stations collected on the Bisha grid, 407 stations collected on the Harena Area and 163 stations collected on the NW Barite Showing area.  The stations were collected along UTM gridlines at 100 m line spacing and at 25 m station intervals.  The survey over the Harena Area follows the grid in that area and has a 100 m or 200 m line spacing and 25 m station intervals.

The filtered residual gravity surveys provided good definition of the Bisha Main Zone massive sulphide mineralization.

10.8

Airborne Geophysics

In March 2003, a combined airborne EM and magnetometer fixed-wing survey was conducted over an area of approximately 325 km2 corresponding to the entire Bisha Property.  The survey was contracted to Fugro Airborne Surveys based in Ottawa, Canada.

A nominal line spacing of 100 m was maintained in an east-west direction at an EM sensor altitude of approximately 73 m above ground level.  A total of 4,052 line-kilometres of data was collected over the area.  Fugro Airborne Surveys provided a report entitled “Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job No.03427.”  The report and accompanying maps provide all the technical aspects of the survey work.

10.9

Drilling

Section 12 contains descriptions of the drilling completed on the Bisha Property.

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11.0

DRILLING

11.1

Introduction

Nevsun has conducted exploration activities on the Bisha Property since 1998.  Core drilling (NQ and HQ diameter) and a small amount of RC drilling were completed on several zones during the period 2002 to 2006.  Figure 11-1 shows the surface trace of all drill holes in the Bisha Main Zone and South Zone up to the end of 2005 and includes all holes that were considered for preparation of the resource estimate and used in the Feasibility Study.

11.2

Diamond Drilling

Nevsun has completed a total of 70,510.77 m of drilling in 496 holes (see Table 11-1).  Of this, 68,042.66 m was core drilling in 454 holes; 1,814.4 m was completed in 33 RC holes; and 591.70 m was in 9 combination holes, which had RC at the top of each hole and core drilling in the bottom.

Drilling at the Bisha Main Zone in late 2002 intercepted significant intervals of precious and base metal mineralization at Bisha below the Main Gossan.  Nevsun mounted a major exploration effort in February 2003 (Phase I), which included trenching, geological mapping, geochemistry, geophysics (ground surveys, airborne EM and magnetometer survey) and drilling to define the mineralization.  Further exploration and drilling programs were conducted in September 2003 (Phase II) and January 2004.

The drilling of the first 18 holes15 for a total of 2,409.73 m, was undertaken by Kluane International Drilling, a contractor based in Vancouver, BC, Canada.  The Kluane program was begun in late 2002 and completed at the beginning of Phase I in 2003.  Kluane used a “man-portable” drill rig powered by three water-cooled Kubota three cylinder diesel engines driving three hydraulic motors that feed a hydraulic head, wireline, and mud tank mixer.  The unit uses a 5' long (1.52 m) NTW core barrel (55.1 mm diameter core), which was reduced in bad ground to a BTW sized (41.0 mm diameter core) 5' or 10' (3.05 m) long core barrel.

The next drilling phase was completed by Boart Longyear, a contractor based in North Bay, Ontario, Canada.  The program comprised 292 core holes totalling 45,899.93 metres, which were completed during 2003 Phase I and Phase II and 2004.  Drilling used two Longyear 44 skid-mounted wire-line rigs.   Each hole was collared with HQ core (63.5 mm diameter) until ground conditions necessitated a reduction to NQ sized core (47.6 mm diameter).

15 All of the 2002 program and part of 2003 Phase I.

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Figure 11-1:

Drill Hole Location Map

Note: red circles = RC holes, black circles = diamond holes in Bisha Main Zone, MET = metallurgical holes, BHMW holes = water bore holes, B- holes = Bisha hanging wall zone holes.

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Table 11-1:

Drill Hole Summary by Year and Type

Year	Phase	Range of Hole #	# of DDH Holes	Length of DDH (m)	# of RC Holes	Length of RC (m)	Total # of Holes	Total Length (m)
2002	-	B-001 – 6	6	810.90	-	-	6	810.90
2003	I	B-002a, 7 – 53	48	6,724.76	-	-	48	6,724.57
2003	II	B-054 to 146	93	11,894.50	-	-	93	11,885.20
2004	-	B-147 – 309	163	28,879.50	-	-	163	28,951.00
2004	-	BRC-001 – 40*	-	-	33	1,814.40	33	1,814.40
2004	-	BRCD-026 – 42*	9	308.80	-	282.90	9	591.70
2005	l	B-310 to 367, GT-01 to 05, 04A, H-001 to 020, MET-05-01 to 04, NW-001 to 022, extend B-158	109	15,867.5	-	-	109	15,867.50
2005	II	MET-05-05 to 08, BH01 to 15, H-021 to 027 &H-021 extension	26	2,185.5	-	-	26	2,185.50
2006		B-368 to B-371, B-368b, NW-023 to NW-026	9	1,680	-	-	9	1,680.00
Total			463	68351.46	33	2097.30	496	70510.77

Nine combination holes were drilled (308.80 m core and 282.90 m RC) in 2004 using a universal drill rig (UDR-650-P35 combination drill) operated by Major Pontil Pty Ltd. (an Australian subsidiary of Major Drilling Inc.), based in Queensland, Australia.

Between January and June 2005, a total of 112 diamond (16,074.3 m) drill holes were completed by Boart Longyear using two Longyear 44 skid-mounted drill rigs.  Core diameter varied from the initial 40 to 70 m of PQ or HQ, reducing down hole to either HQ or NQ diameter core.  A total of 9,264.1 m of oriented core drilling was completed in 68 drill holes in Bisha Main.  The 2005 program also included infill and exploratory drilling (7,590.6 m), 5 geotechnical drill holes (937 m), and 4 metallurgical drill holes (736.5 m).  Late in 2005, a series of 14 geotechnical holes (410 m) and a further 4 metallurgical holes (476 m) were drilled to provide additional information for the Feasibility Study.

A portion of the 2005 drilling was close-spaced holes in two areas to test contact geometries and local grade distribution.  Three drill holes were twinned to better understand the relationship between core and RC recoveries.

The 2005 program also included 20 holes in the Harena area and 22 holes on the NW Gossan zone.

In early 2006, after the close-off date for the Feasibility Study mineral resource estimate, 8 diamond drill holes, totaling 1,680 m were completed, including one deep hole sited at the Bisha Main Zone, three exploratory holes to test the Bisha Main Zone hangingwall copper zone, and four exploratory holes in the NW Zone.  The drill holes were not included in the database used in resource estimation.

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Significant drill hole intersections were provided in Table 10-2 and Appendix C of the October 2004 Technical Report on the Bisha Main Zone for drilling up to the end of 2004, and in press releases to the Toronto Stock Exchange dated 29 March 2005 (Initial Assay Results From Nevsun's 2005 Drill Program at the Bisha Main Gold/Copper/Zinc VMS Deposit, Eritrea), 18 April 2005 (Bisha Main – 128 m of Massive Sulphides Including 12.74% Zn over 83.9 metres), 20 June 2005 (Assay Results from the In-Fill Drill Program at the Bisha Gold/VMS Deposit, Eritrea), 11 July 2005 (Additional Assay Results from the 2005 In-Fill Drill Program at the Bisha Gold/VMS Deposit, Eritrea) for drilling in 2005, and press releases to the Toronto Stock Exchange dated 2 February 2006 (Metallurgical Drill Hole Results, Bisha, Eritrea), and 25 April 2006 (Drill Results from the Northwest Zone and Bisha Hangingwall Copper Zone, Eritrea) for drilling in 2006.

11.2.1

Collar Surveys

Nevsun placed a drill rod within cement at the collar of each hole to identify the hole location for all programs.  The hole number was marked in the cement base.  The diamond drill holes are identified by the prefix ‘B’, reverse circulation holes by the prefix ‘BRC’, RC holes with diamond tails are denoted by ‘BRCD’, geotechnical holes by the prefix GT and metallurgical holes by the prefix MET.

Collar locations were surveyed by an independent contractor, MWH Geo-Surveys Inc. of Reno Nevada, USA using an Ashtech Z Xtreme dual frequency GPS receiver with real time kinematic positioning for sub-centimetre accuracy.

As part of the 2004 site visit, AMEC checked collar locations of core and RC holes against maps to check obvious coordinate errors, swaps, and extreme values.  The reported coordinates were checked against a topographic map for 56 holes (12% of database) and no errors were noted for E or N.  Problems noted for elevations were summarized in an AMEC memo (036-04.doc) and were resolved by Nevsun prior to completion of the drill hole database.  The discrepancies required Nevsun to complete a comparison of all collars to the DTM elevations at the collar positions.  AMEC also requested a resurvey of 6 collars in the field.

Drill holes completed in 2005 were surveyed and marked in the same manner as reported previously.

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11.2.2

Downhole Surveys

Nevsun used downhole survey instruments to collect the azimuth and inclination at specific depths of the diamond drill holes for programs by Boart Longyear and Major Pontil.  Three types of survey method were used: acid tests, Sperry-Sun Single-Shot and Reflex (Table 11-2).  Most of the early drill holes have only collar surveys.  Both the Sperry-Sun and Reflex units derive azimuth measurements using a magnet and are therefore subject to potential problems that can be caused by magnetic minerals.  AMEC concluded that the rock units do not have an adverse affect on the downhole surveys.

Table 11-2:

Drill Program Survey Methods

Drill Holes	Survey Method
B-01 to B-13, B-15, B-16 and B-02a	Collar survey only
B-14	Acid test
B-17 to B-53	Sperry-Sun
B-54 to B-309	Sperry-Sun or Reflex
B-310 to B-367, MET & GT holes	Sperry-Sun or Reflex

The azimuth and inclination surveys of the initial 18 holes were collected at the collar using a Brunton compass and no downhole surveys were collected.  One hole (B-14) had an acid test completed at the end of hole.  Boart Longyear drillers used a Sperry-Sun instrument to take measurements at relatively wide intervals (20 m to 120 m) for holes B-17 to B-53.  From holes B-54 to B-309, two instruments were employed by Boart Longyear, the Sperry-Sun and Reflex.  The two instruments were divided between the drills and were used only on that machine unless a problem was noted with a measurement and confirmation of the reading required a check survey done by the other instrument.  The measurements were taken at an initial 20 m depth down the drill holes and subsequently every 50 m thereafter unless hole conditions dictated otherwise.

The measurements compiled by Nevsun up to 2004 were reviewed in detail by AMEC to find errors or omissions in the data.  The exploratory data evaluation discovered an error in the value Nevsun used for magnetic declination, which is the correction to UTM north from magnetic north, used by Nevsun.  Nevsun had used a declination of +4° for all corrections to UTM.  The examination of the data concluded that the correction for magnetic declination must be changed.  The actual declination was determined to be 2° 10' for the project location at latitude 15° 31' N and longitude 37° 30' E as of the year 2004 and increasing 2' east per year (Steve Manser, MWH Geo-Surveys Inc., pers. comm. 2004).

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Based on AMEC’s recommendations Nevsun agreed to a correction of -1° 30' to all of the previous downhole measurements.  The declination value now applied to all new measurements is +2° 30'.

The average initial deviation of the azimuth for all measurements is -0.40° and gradually increasing with depth.  The Reflex instrument shows a larger initial deviation than the Sperry-Sun.  The dip change for all measurements is negligible and gradually increases at 0.025° per metre with depth.  Sperry-Sun measurements show a greater deviation than the Reflex measurements.

The azimuth deviations gradually decrease with greater depths whereas the deviations in inclinations appear to increase until 200 m depth, after which the deviations again decrease.  The Sperry-Sun has a broader range of deviations at the -40° to -45° inclinations.  The Reflex has a broader range of deviations for all inclinations.

The 2005 drill holes were surveyed downhole using a Reflex unit at 25 to 60 m spacing between surveys.  Three holes in the NW Gossan zone were surveyed with a Sperry Sun unit at 20 m depth and then at 50 m spacing downhole.

No evaluation of the survey data for the 2006 holes was undertaken as the holes were not used in the resource estimation.

11.2.3

Logging

The core logging and storage facility include a large covered area for logging, handling, splitting and storing of the core within the camp perimeters.  After the core arrives in camp, it is washed and metreage blocks are checked to ensure that no errors are present in the runs recorded during drilling.

The logging system includes codes for key aspects of the geology and the style of mineralization.  The mineralization is logged on hardcopy log forms.  The logged information is later entered into an Excel spreadsheet by the same geologist that logged the hole.  The key geological information is later extracted from the digital logs in Excel and added to the drill hole database.  Conversion to a standard database would assist in automatic presentation logs and allow for data filtering and pick lists to minimize opportunities for entry errors.  AMEC also recommends adopting a system of double entry of the data.

The key data types captured during logging of the core are:

•

major lithology

•

subsidiary lithology

•

alteration

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•

mineralization

•

structure

•

sample intervals.

The geologist determines the sampling intervals and adheres to lithologic intervals.  The sample intervals are identified by paper tags indicating a sample interval and felt pen marks on the core for the beginning and end of each sample.  The geologist also marks the cut line for the core cutters to follow if there is potential for an apparent bias in mineralization.  The cut lines are marked along the axis of the core perpendicular to the mineralized interval.

Observations of the core logging during the 2004 drilling program determined that a minimal number of persons were involved in the logging of core and continuity between logs appeared to be reasonable.  An updated list of permissible logging codes should be produced given the increased geochemical knowledge of lithologies and other codes need to be standardized (i.e., litho, mod, mod 2 codes are not uniformly applied) to improve the development of the geological model.  Plots of sections reviewed at site did not have the most recent holes plotted and interpretations were not current on all sections.  The interpretations should be continually maintained during the drill program, and not prepared after the program is completed.

The 2005 and 2006 drilling programs and practices in use were not observed by AMEC (with the exception of the metallurgical drill holes) and AMEC has not confirmed whether logging practices were modified to address comments made in the previous Technical Reports.

11.2.4

Photography

Digital photographs are taken of all drill cores.

11.2.5

Recoveries

Core recovery and RQD are measured at the drill rig as the core is placed in the core boxes.  Nevsun’s Eritrean geology staff perform this work.  The methodology used for measuring recovery was reviewed by AMEC and is standard industry practice.  The data captured includes:

•

block interval

•

drill run (m)

•

measured length (m)

•

calculated recovery (%)

•

RQD measured length (m)

•

calculated RQD (%).

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No recovery measurements were collected during the first drilling program (2002) or until hole B-13 at the beginning of Phase I drilling in 2003 (see Table 11-3).  Average recoveries in the 2003 Phase I program, for the holes that had data collected was 88%.  The recoveries for the Phase II program averaged 85%.

Table 11-3:

Recovery by Drill Program

Year	Phase	# of DDH Holes	# of Runs Measured	Theoretical Length being Measured (m)	Total Measured Core Length (m)	Average Recovery (%)
2002	-	6	-	-	-	-
2003	I	48	2,398	5,344.69	4,715.30	88
2003	II	93	3,838	11,537.50	9,801.10	85
2004	I	163	10,517	28,790.70	26,933.09	94
2004	I	9	163	281.60	247.22	88
2005	I	64	3,951	37,134.50	34,439.44	93
Total		383	20,867	83,089.00	76,136.15	92

Note:  AMEC did not review the 2005 Phase 2 or 2006 drill hole recoveries.

The 2004 program for core holes drilled by Boart Longyear (163 holes) averaged 94% recovery, while the core portion of the mixed core/RC holes drilled by Major Pontil Pty. Ltd. (9 holes) had 88% recovery.

The recovery was assessed for the programs from 2002 to 2005 Phase I.  A total of 20,867 core runs were measured for the core recovery and a global average value was 92% (for 89% of the core drilled on the Property).

AMEC did not review the 2005 Phase II or 2006 drill hole recoveries.

Given the nature of the Bisha mineralization, there are significant differences in recovery for the rock types due to the changes in lithology, alteration, and rock hardness.  These factors result in poorer recovery for the near-surface mineralization of the oxide material and excellent recovery in the competent supergene and primary massive sulphide mineralization.  High core loss was also common at the abrupt change from hard and relatively competent oxide material to the extremely soft SOAP lithologic unit.

There is a negative correlation between gold grade and core recovery. Conversely, there is no relationship between copper or zinc grades and core recovery.  As most of the low recovery assays are associated with the gold rich oxidized portion of the deposit, a decision was made to remove all of the assays with core recoveries of less than 60% from the database.  The latter assays were removed before they were composited for use in exploratory data analysis (EDA), and interpolation.

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11.2.6

Geotechnical Logging

All diamond drill core from holes B-147 to B-309 was orientated using the Spear Method (a spear with a grease pencil attached to the tip is dropped down the hole to make a mark on the lower side of the core prior to pulling to core barrel).  Each drill had two geologists/technicians assigned to the drills on a 24-hour basis to assure the quality of the orientation spear marks and to mark the core reference lines.  The geologist/technicians also measured the core recovery and collected RQD measurements.  No orientated core was completed prior to Hole B-147.

Orientated core measurements were logged as interval data and point data using standardized codes for geotechnical determination of the rock parameters, including:

•

Interval data

•

Basic data, drill run from and to

•

Rock fabric, weathering and strength

•

Rock mass, fracture frequency, structure set

•

Point data

•

Depth, core circumference

•

Structure type

•

Orientation, alpha and beta angle of structure

•

Surface condition, planarity, roughness, infill and width of structure.

The orientated core measurements usually did not commence until a depth of 60 to 100 m downhole, after the core size was reduced to NQ diameter core and competent rock was encountered.  No orientated core measurements were taken in the upper portions of the holes due to the inability to make suitable strike marks and/or piece the fractured core together.

The geotechnical data types and methodologies in use for capturing the data are in accordance with standard industry practices.

AMEC understands that the same practices were employed for orienting core for the 2005 drilling program.

11.3

RC Drilling

The reverse circulation drilling program was carried out during the 2004 Phase I program using a truck mounted, centre-sample return, triple-wall system UDR-650-P35 combination drill, which was owned and operated by Major Pontil Pty Ltd. of Australia.

A total 2,406.10 m (approximately 4% of drilling) was drilled in 42 holes during the program with a total of 2,097.3 m of RC and 308.8 m of core drilling.

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11.3.1

Collar Surveys

Refer to Section 12.2.1 for a description of the collar survey practices and results.

11.3.2

Downhole Surveys

No downhole surveys were completed for azimuth measurements on the reverse circulation portion of the BRC drill holes.  Reflex measurements of the azimuth and dip were completed near the end of cored intervals of four of the combination drill holes (BRCD-032,033,034,038).

The Reflex unit was also used to collect 39 dip measurements within most of the BRC holes.

11.3.3

Logging

Samples were collected in 2 m intervals.  The samples passed through a conventional cyclone and were collected in pails before they were passed through a riffle splitter (two stage SP-2 Porta Splitter).  Approximately 10% of the original sample (2 kg) was obtained after the riffle splitting (2 to 4 passes depending on the original volume of material recovered).

Representative chips were collected from the reject material and were logged on site with about 25 to 50 g of the sample archived in plastic chip trays.  All key aspects of the geological data were captured on the logs, including:

•

Major lithology

•

Subsidiary lithology

•

Alteration

•

Mineralization.

The remainder of the sample material was discarded.  The chip trays were labelled and stored in a locked storage container located at the Nevsun camp.

11.3.4

Recoveries

The sample volume, weight, and number of splits were recorded for each sample, both at the drill (wet sample) and later in camp (dry sample) in an effort to determine sample loss.

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Significant discrepancies may occur for the recovery of RC material due to the variations in several parameters related to the drilling method.  The calculation used to determine the maximum theoretical weight for each 2 m sample is based on a supposedly known volume of rock.  The rock type, and therefore bulk density, can vary within a 2 m sample length.  Thus, sample weights could actually be reported to be larger or smaller than the theoretical 100% weight.  Nonetheless, recoveries were poor for all drill holes.  The values ranged from 0 to 61% and resulted in an average recovery of 16% for all the RC samples.

Samples intervals from RC drilling comprised only approximately 4% of the drill hole database and of this only 3.5% of the significant mineralized intervals in the geologic model are from RC drilling (Table 11-4).  The relative impact of the holes would be minor and the average grades of these intervals are lower than core holes.

The RC drilling resulted in 41 mineralized intervals from the six geological domains (Table 11-5).

Table 11-4:

Distribution of Sample Intervals by Domain for Each Hole Type

	Metres from Drill Hole Type in Resource Model				Percent Mineralization from Drill Hole Type in Resource Model (%)
Domain	B	BRCD	BRC	Total	B	BRCD	BRC
Breccia	678.00	-	141.11	819.00	82.8	0.0	17.2
Fe Oxide	1,476.89	26.63	177.40	1,680.92	87.9	1.6	10.6
Acidified	379.41	13.80	27.00	420.21	90.3	3.3	6.4
Supergene	3,402.52	30.36	94.50	3,527.38	96.5	0.9	2.7
Primary	3,357.15	-	3.00	3,360.15	99.9	0.0	0.1
Primary Zn	2,750.66	-	-	2,750.66	100.0	0.0	0.0
Total	12,044.63	70.79	442.90	12,558.32	95.9	0.6	3.5

Table 11-5:

Mineralized Intervals for Each Geological Domain

Domain	Reverse Circulation Intercepts	Number of Mineralized Intervals
Breccia	10	10
Fe-Oxide	17	18
Acidified	4	4
Supergene	8	8
Primary	1	1
Primary Zn	-	-

Most of the drill holes completed by the RC drill were located along the periphery of the deposit, targeting lower priority areas and many were shallow drill holes.  As a consequence of the poor sample recovery from RC drilling, the assay data was not included for estimation of the feasibility resource.

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11.4

Water Well Drilling

Twenty-one holes for water wells and to provide information on groundwater levels and flow data have been drilled on and nearby the Bisha Property.  The data is not complete for all the water wells (Table 11-6); therefore, the total metres drilled for water wells are unknown and the exact location of Well #6 is not documented.

Table 11-6:

Summary of Water Well Locations

Hole Id	Northing	Easting	Elevation	Depth (m)	Date	Status	Company
Well 1	1719807.00	337850.00	540.00	50.0	2003	Production	Eritrean
Well 2	1715883.00	339183.00	566.00	40.0	2003	Abandoned	Eritrean
Well 3	1716097.00	339221.00	565.00	50.0	2003	Abandoned	Eritrean
Well 4	1716134.00	339201.00	565.00	-	2003	Abandoned	Eritrean
Well 5	1715884.00	339197.00	563.00	33.0	2003	Abandoned	Eritrean
Well 6	-	-	-	-	2003	Production	Eritrean
BHMW04-01	1715679.04	339539.07	563.24	60.8	2004	Monitoring	Major/Eritrean
BHMW04-02	1715922.94	339528.93	562.36	82.0	2004	Monitoring	Major/Eritrean
BHMW04-03A	1715288.34	339324.23	565.29	80.0	2004	Monitoring	Major/Eritrean
BHMW04-03B	1715288.34	339324.23	565.29	20.0	2004	Monitoring	Major/Eritrean
BHMW04-04A	1715648.87	339222.69	562.70	79.7	2004	Monitoring	Major/Eritrean
BHMW04-04B	1715648.87	339222.69	562.70	20.0	2004	Monitoring	Major/Eritrean
BHMW04-05	1716099.73	339150.20	559.96	50.8	2004	Monitoring	Major/Eritrean
BHMW04-06A	1716285.16	339272.82	563.74	59.6	2004	Monitoring	Major/Eritrean
BHMW04-06B	1716285.16	339272.82	563.74	20.0	2004	Monitoring	Major/Eritrean
BHMW04-07	1716153.28	339427.69	570.55	17.0	2004	Monitoring	Major/Eritrean
BHW05	1714004.74	340473.33	574.17	70.0	2004	Production	Eritrean
BHW06	1713287.85	342488.34	581.22	57.0	2004	Production	Eritrean
BHW07	1718976.77	337536.63	545.95	82.0	2004	Production	Eritrean
BHW08	1713168.05	340063.79	575.04	33.0	2004	Production	Eritrean
BHW09	1717947.83	336483.38	549.54	36.0	2004	Production	Eritrean

Six water well holes were completed in 2003 (Well 1 to 6).  Two of these holes are used to provide water: one well supplies water for camp use, and the other well is used for drill operations.  Eritrean Core and Water Well Drilling, a local Asmara contractor, completed the drilling.  The equipment included an Atlas Copco Aquadrill R5C and separate XRHS 385 compressor with a working pressure of 16 bars.  Each hole was drilled with an 8" hammer bit and lined with 6" plastic perforated pipe.  The space between bore and casing was filled with -0.5 cm size screened gravel (Nevsun, 2004).

The water well drilling completed during the 2004 program was to assist in the capture of ground water data near the Bisha mineralization and to provide data on water production for potential mining and processing activities.  Fifteen holes for a total of 767.9 m were completed by the local Asmara based contractor, Eritrean Core and Water Well Drilling, as well as by Major Pontil Pty. Ltd.  The drilling of the wells was under the supervision of Klohn Crippen Consultants Ltd., who also trained personnel to monitor water levels (Nevsun, 2004).

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Seven of the monitoring wells (BHMW04-01 to BHMW04-07) were drilled on the periphery of the proposed open pit area.  An upper and lower piezometer was installed in each monitoring well.  At three of the well sites a second shallow hole, adjacent to the original hole, was drilled to install the upper piezometer.

The five other holes were drilled to assess potential for production purposes (BHW05 to BHW09).  Not all of these holes are within the concession boundaries.  One water well, located several kilometres to the northwest of the Bisha Main Zone deposit on the northern concession boundary, intersected a flow rate of 15 L/s.  Additional wells with high flow rates are also located close to the Barka River some 15 km to the north of the property.

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12.0

SAMPLING METHOD AND APPROACH

12.1

Introduction

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling.

Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.  Documentation of geochemical sampling procedures are in most cases incomplete, except for Mercier’s report (2003) entitled “Geochemical Surveys, a Final Report Bisha and Okreb Prospecting Licenses Area” that documents the procedures adopted for the collection of samples during the 2003 Phase I exploration program.

AMEC was on site during a portion of the core and RC drilling and was able to observe the procedures for those activities.

12.2

Soil Sampling Procedures

12.2.1

Nevsun Soil Sampling Procedures

A total of 6,287 soil samples have been collected to date on the Bisha Property.  The sampling focused on several target areas on the Bisha Property, including:

•

Bisha Main Zone

•

Bisha South (now included as part of the southern portion of the Bisha Main Zone)

•

SE Anomaly

•

NW Barite Anomaly

•

Harena Anomaly.

Soil samples were first collected over the Bisha Main Zone mineralization (Table 12-1) in 1999, and again in 2003 with a significant number of samples collected in 2004 over the entire Bisha Main and South areas.  Much of the sampling was follow up to the anomalies defined by geophysical surveys and to build on the exploration dataset

The 1999 soil sampling was completed over three gridlines on a grid established using an azimuth of 010° (from magnetic north) with gridlines spaced 200 m apart.  The spacing of the samples along the section lines is not known to AMEC.

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The samples were sieved to -80 mesh.  There was no documentation available to AMEC regarding from which horizon the samples were collected or the size of sample.  Sampling in 2003 and 2004 was completed on grid lines over the Bisha Main, Harena and NW Barite Showing areas.  The gridlines were established using a Trimble Pro-Mark 2 GPS system consisting of a base station and rover unit with a radio link.  The GPS unit is capable of sub-meter accuracy.

Table 12-1:

Total Line Kilometres of Soil Sampling on Bisha

		Coverage (line-km)
Target	Pre-2004	2004	Total
Bisha Main	28.42	74.3	102.72
Barite	5.12	22.32	27.44
Harena	3	17	20
Exploration	1.78	-	1.78
Total (line km)			151.94

Samples from the Bisha Main Zone were collected from gridlines spaced 50 to 100 m apart.  The samples were collected at 25 m intervals along the gridlines.  Sampling at the Harena Area was on gridlines spaced 200 m apart with two 400 m gaps on a grid baseline that trends 035°.  The samples were collected at 25 m stations along the lines.  The NW Barite Showing area had sampling gridlines spaced 200 m apart and sample stations were at 25 m intervals along east-west oriented gridlines.  An additional line of sampling was completed 7 km east of the Bisha Main Zone (at the north end of the Bisha Gabbroic Complex) at 25 m spacing along the line.

All of these samples were taken approximately 10 cm below surface regardless of the material type at the target depth.  The samples were screened using a -60 mesh and 100 to 200 g of sample was placed in a pulp or kraft sample bag and labelled with the grid coordinates.  Sample descriptions included separation of the soils into three distinct populations based upon colour and grain size (Nevsun, 2004).  Red soils were classified as residual, while brown-coloured soils were classified as transported.  Soil samples consisting of predominantly sand-sized grains were classified as alluvial.  After returning the samples to camp, sample tags were attached to the sample bag prior to shipment to the laboratory.

12.2.2

Mercier Soil and Auger

A total of 39 samples (23 soil samples and 16 auger samples) were collected in order to test the hand auger as a geochemical sampling tool.  To do so, it was decided to locate with a GPS the previous sampling sites on line 1716150N of the 1999 campaign.  Soil samples were collected at the previous locations.  Furthermore, where it was possible (for obvious reasons, it was not possible to use the auger on the gossan area and where outcrops were present), it was decided to twin the soil sample with an auger sample (16 auger samples were collected; Mercier, 2003).  For this purpose, a Dutch Auger unit was purchased (with 6 m of extension rods).

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Approximately 2 to 3 kg of sample material was collected at the bottom of the auger holes.

The auger sampling was not determined to be advantageous and therefore was not continued.

12.3

Termite Mound Sampling

Termite mounds are present in the Bisha Property.  The termites transport residual soil from depth to the surface of their mounds.

A total of 107 termite mound samples (including four duplicates) and 8 auger samples of the mounds were collected in the area of the Bisha Prospecting License.  The area sampled covers approximately 55 km2 (Mercier, 2003).

One team was used for the sampling: a geologist was in charge of three unskilled workers.  To detect the mounds, traverses were planned in a north-south direction 500 m apart.  The samples were collected in the upper part of the mound (the more recent material deposited).  Approximately 8 kg of sample was then put in a bag.  A field coding form was used to record sample number, UTM coordinates, site description, etc.

The termite sampling provided some additional geochemical information but was limited to areas with mounds.

12.4

Pit Sampling

Twelve pits were excavated with a backhoe along a 7 km long line to make a short investigation of the different regolith units.  Three samples were collected in each pit, with the exception of pits 406, 407 and 412, where only two samples were collected.  The first sample (sample A) was collected in the upper part of the profile and was an equivalent of a soil sample collected at the surface; the second sample (sample B) was collected in a different horizon than the one observed in the upper part of the pit and corresponded normally to the transition zone between the surface material and the bedrock; the third sample (sample C) was collected among fragments of bedrock or what was generally recognized to be the beginning of the oxidized bedrock.  A total of 33 samples were collected in the 12 pits (Mercier, 2003).

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12.4.1

Rock Chip Sampling Procedures

A total of 461 of rock chip samples were collected during mapping and prospecting of the Bisha Property.  The sample database lacks documentation of the type of sample for most of the samples (i.e., whether the samples were channel chip, grab, or float samples).  UTM coordinates were collected for all sample locations using a hand held GPS instrument.  The rock type, alteration, and mineralization were noted at the sample location for all the sample types.

12.4.2

pH Survey Procedures

During the 2003 Phase II exploration program the use of the pH measurement of soils was investigated to determine whether it would be a useful method to define sulphide mineralization.  The sampling was carried out on seven gridlines:  1715200N, 1715550N, 1715650N, 1716000N, 1716100N, 1716600N, and 1717000N.  Samples were collected at 25 m spacing between 339325E and 339475E for lines 1715550N and 1715650N.  The samples on the other lines were at 25 m spacing at various locations on the gridlines (Chisholm et al., 2003).  The total numbers of samples or line kilometres was not documented.

Initially two gridlines acted as orientation lines to determine the relative merits of this type of survey.  Two sets of samples were collected from the same sample location, one near surface at less than 10 cm depth and the other at approximately 25 cm depth.  After evaluation of the results, Nevsun completed the remaining sampling on the other five lines at a depth of 10 cm.

The samples were collected using a hoe or shovel tool and sieved with a -28 mesh.  Approximately 100 g to 200 g of sample was collected in a kraft sample bag and labelled with the appropriate coordinates.  The samples were returned to the Nevsun camp for measurements on the same day of collection.

12.5

Stream Sediment Sampling Procedures

Nevsun carried out a stream sediment sampling program in 1998 and again during the 2003 Phase I exploration program.  The 2003 work was designed and implemented under the direction of M. Mercier, an independent geochemical consultant.  It should be noted that all streams on the Bisha Property are seasonal.

The 1998 survey included collection of 127 samples from category 1 to category 4 streams located on the Bisha Property.  The samples were sieved using a -28 mesh and an unknown quantity of sample was shipped for analyses.  Sample locations were recorded using a hand-held GPS unit.

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A stream sediment survey with a total of 165 samples was completed over an area of 165 km2 in 2003.  In the Bisha area, the samples were collected in category 1 and 2 streams.  Occasionally, streams of higher order (3 and 4) were also sampled for a comparison study (Mercier, 2003).

One team was used for the sampling:  a geologist was in charge of three unskilled workers.  The samples were collected in pits across the active bed of the stream and sieved at the sampling site at -1 mm.  Approximately 25 kg of composite sample was then put in a rice bag.  A field coding form was used to record sample number, UTM coordinates, site description, sample depth, etc. (Mercier, 2003).

12.6

Trench Sampling Procedures

A series of 36 trenches were excavated with a Komatsu WB93R utility tractor equipped with a backhoe over various parts of the Bisha Main and Northwest Zones (Table
12-2).  The trench samples were not included in the database for resource estimation.

The trenches were excavated to a depth of 0.5 m to 3.5 m depending on the difficulty of excavation or breaking the rock.  A total of 707 samples were collected from 1,402 m of excavated trenches as summarized in Table 12-2.

The trenches were mapped and then sampled by the same geologist.  Channel samples were taken at 2.0 m intervals and respected lithologic contacts.  The rock type as well as alteration and mineralization from the sample location were noted for all the sample types.

12.7

Drill Core Sampling Procedures

The Bisha Property was drilled using three types of diamond drill rigs having varied core barrel diameters.  The core sizes from smallest to largest diameter were: BTW (41.0 mm), NQ (47.6 mm), NTW (55.1 mm) and HQ (63.5 mm).  Both NQ and HQ cores were produced by the Universal Drill Rig (RC and diamond drill combination unit; pers. comm. Nielsen, 2004).

The Kluane drill rig collared holes with NTW and reduced to BTW, while the Boart Longyear drills began with HQ diameter core and reduced to NQ.  Not all holes were reduced if the ground conditions permitted reasonable penetration or if ground conditions (badly fractured) were not favourable for reduction to a smaller core diameter.  The drillers made the decision when to reduce, under direction and approval from the Nevsun site managers.  The drilling types and drill diameters used are summarized in Table 12-3.

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Table 12-2:

Summary of Trench Locations

Trench	Easting	Northing	Elevation	Azimuth	Inclination	Length (m)	Samples Collected
BT-01	339439.2	1716070.04	571.01	112	0	7	6
BT-02	339392.11	1715908.36	563.79	107	0	30	17
BT-03	339296.43	1716040.74	565.13	97	0	12	10
BT-04	339405.01	1715931.13	566.18	102	0	31	17
BT-05	339296.24	1716022.4	564.28	104	0	24	11
BT-06	339436.14	1716081.9	572.11	94	0	17	8
BT-07	339284.74	1716127.96	569.43	121	0	41	21
BT-08	339107.68	1716091.63	562.84	9	0	23	2
BT-09	339095.73	1716090.2	562.75	12	0	23	3
BT-10	339407.75	1715987.29	563.49	104	0	126	66
BT-11	339386.37	1715806.41	564.23	103	0	57	29
BT-12	339311.31	1716066.17	567.3	91	0	19	8
BT-13	339110.05	1716085.8	563.75	100	0	13	6
BT-14	339127.54	1716097.76	562.54	169	0	7	0
BT-15	339143.22	1716073.42	563.8	29	0	6	2
BT-16	339129.68	1716080.97	563.01	29	0	9	4
BT-17	338320.46	1717479.3	554.85	83	0	42	21
BT-18	338285.9	1717512.35	553.85	55	0	40	21
BT-19	338267.35	1717546.28	554.37	63	0	23	12
BT-20	338232.26	1717578.46	553.9	70	0	24	12
BT-21	338337.91	1717506.91	555.65	110	0	173	91
BT-22	338556.92	1717778.8	551.37	128	0	80	41
BT-23	339145.31	1715445.33	558.81	102.5	0	48	23
BT-24	339177.19	1715496.75	559.06	104.5	0	41	18
BT-25	339331.32	1715712.19	558	125.5	0	15	8
BT-26	339314.26	1715728.26	557.77	5	0	23	12
BT-27	339349.54	1715715.98	557.74	43	0	24	12
BT-28	338675.43	1717797.87	553.03	90	0	25	13
BT-29	339514.69	1716367.17	645.26	113.3	0	5	3
BT-30	339513.38	1716363.23	643.7	108.3	0	3	2
BT-31	339415	1715238	562	90	0	36	18
BT-32	339187.55	1716168.83	558.48	87.1	0	31	19
BT-33	339215.69	1716102.53	557.53	90	0	228	119
BT-34	339163.07	1716034.29	560.95	80.6	0	37	21
BT-35	339146.6	1716074.34	560.29	32.6	0	13	8
BT-36	339301.58	1714800.97	564.54	90	0	46	23
Table 12-3:

Summary of Drill Techniques Used

Drill Type/Diameter	Drill Type/Count	Metres Drilled (m)	Percentage (%)
NTW	17	1,641.72	3.40
BTW	13	768.01	1.60
HQ	292	16,301.95	33.50
NQ	269	29,597.98	60.90
BRCD	9	308.70	0.60

All of the smaller diameter drilling reflects a reduction in drilling diameter in a drill hole collared as NTW or HQ.

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The first 18 holes, B-01 to B-17 and B-2a, did not have a geologist/technician at the drill site during the drilling; otherwise the sampling methods are the same as the later holes (B-18 to B-309) discussed below.  Recovery data and Rock Quality Designator data (RQD) was not collected until hole B-13.  The Nevsun drill core handling procedures for drill holes B-18 to B-309 are summarized below:

•

Prior to transport, all diamond drill core is reviewed for any run block irregularities and measured for core recoveries and RQD determination by two geologists/ technicians assigned to the drills on a 24-hour basis.  During the 2004 drilling, the geologists or technicians checked the quality of the orientation spear marks and mark the core reference lines.

•

After the core arrives in camp, it is washed and metreage blocks are again checked by the geologist to ensure no error is present in the runs from the drill.

•

The geologists at the core area complete geological and geotechnical logging on hardcopy log forms using a standard library of lithological, alteration, mineralization codes. The geologist determines the sampling interval and this is identified by ink marks on the core and with paper tags being placed under the core within the interval.

•

The maximum sample length is 12.00 m (only within wallrock away from mineralized intervals) and the minimum is 0.15 m.  Within the zones of mineralization, samples lengths are generally between 1.00 and 3.00 m.  Sample intervals are determined based upon mineralogical and lithologic contacts (Table 12-4).

•

The core is laid out for digital photography and then removed to the core storage area if no samples are marked or if samples are marked, the core is sent to the core cutting area.

•

Standard diamond cutting blades flushed with water are used to half the core.  Highly broken core pieces are cut along the axis if possible or the core is split using a trowel down the middle of the tray row and hand picked or scooped to ensure representative samples are obtained.  Generally the mineralization is lacking any significant banding or veining.  The remaining half core is returned to the core storage area and stacked in the numerical order of the core box numbers.

•

The core splitters place half of the core in double lined plastic bags with the sample tag placed inside of the bag and the sample number labelled on the outside of the bag.

•

The open bags are placed outside of the lab in a secure area on a gravel pad to dry in the sun.  For holes B-01 to B-53, samples were sealed and packed in hard plastic blue pails.  Each pail contained 15 to 20 samples.  The pails were securely sealed by drilling holes in the lid of the pail and ‘zap-strapping’ the lid to the pail.

•

For samples from holes B-54 onwards, the preparation laboratory operated by Nevsun took control of sample preparation prior to shipping of the samples.

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Table 12-4:

Summary Statistics of Sample Lengths Grouped by Rock Type

		Lengths (m)
Rock Code	# of Samples	Minimum	Maximum	Mean
ALUV	64	0.3	3	1.52
BRX	17	1	1.5	1.43
CHRT	5	0.5	1.5	0.81
CONG	47	0.2	12	1.74
FBPD	26	0.6	1.6	1.31
FELD	241	0.2	3.2	1.41
FELT	542	0.3	8	1.62
FELU	53	0.2	3	1.65
FERC	379	0.2	6	1.61
FERU	390	0.2	3.25	1.53
FLT	7	1.5	1.5	1.5
FPDK	145	0.35	3	1.42
FTBX	11	0.5	1.5	1.4
GOUG	1	1.6	1.6	1.6
HALF	239	0.4	3.2	1.51
HEBX	126	0.5	3	1.65
INTD	11	1	2.03	1.43
INTF	7	0.7	1.5	1.19
INTT	77	0.8	2	1.37
MAFD	99	0.25	10.5	1.32
MAFF	108	0.75	2	1.43
MAFT	3,169	0.4	6	1.51
MAFU	3	1.35	1.5	1.45
MDST	124	0.3	3	1.3
MSUL	6,310	0.2	4.3	1.46
NR	50	1.5	9	2.04
OVBD	10	1.5	1.5	1.5
QFPD	29	0.6	1.5	1.28
QPDK	50	0.7	3	1.57
QZBX	283	0.2	6	1.68
REBX	65	3	3	3
SAND	11	1.3	2.8	1.62
SAPR	2,027	0.4	6	1.54
SHR	2	1.5	1.5	1.5
SMSX	233	0.4	3.15	1.31
SOAP	2,468	0.15	9	1.54
STSX	2,797	0.3	3.8	1.45
VNQZ	26	0.2	3.9	1.57
VOID	4	2.95	3	2.98
XTUF	108	0.5	1.7	1.38

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AMEC observed the current drilling, geotechnical, geological, core sampling, and sample preparation on site and considered that the practices employed are acceptable and according the standard industry practices.

12.8

Reverse Circulation Drill Sampling Procedures

The reverse circulation drill program in 2004 was completed using a truck mounted, 136 mm diameter, centre-sample return, triple-wall system UDR-650-P35 combination drill, owned and operated by Major Pontil Pty Ltd. of Australia (Nevsun, 2004).

The procedures as described within the Nevsun 2004 Program report are as follows:

•

Each sample interval was 2 m in length.

•

While drilling, the sample that passed through a conventional cyclone, was collected in pails and then passed through a riffle splitter (two stage SP-2 Porta Splitter).

•

Approximately 10% of the original sample (2 kg) was obtained after the riffle splitting.  The remaining sample was discarded.

•

At the end of each drill shift the samples were transported to Nevsun’s camp and deposited at the sample laboratory on the gravel pad.

•

The samples were sorted and dried in the sun in a secure area before placing in the prep lab oven.

•

Nevsun preparation laboratory took control of the samples prior to shipping.

AMEC observed the RC drilling and sampling while on site.  The practices employed are acceptable and are according to standard industry practices.  AMEC also recommends that the reject material should be retained for future reference.  Also, several additional parameters should be recorded, for example depth to water table, and number of splits of the original sample.

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13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Introduction

Exploration work during 1998 and 1999 used the Intertek Testing Services Bondar Clegg Laboratory (ITS Bondar Clegg), based in Asmara.  There is little documentation provided in the reports reviewed by AMEC that documents the sample preparation and the analytical protocols from the earlier work.

All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the 2003 Phase I program were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided provides preparation services for Genalysis Laboratory Services Pty (Genalysis) of Maddington, Australia.  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS Chemex.  Nevsun used the laboratory for both sample preparation and analyses since the initiation of the first drill program in 2002.  During the 2002 and Phase I of the 2003 drilling program samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS Chemex in Vancouver via Lufthansa Airlines.  After establishing a sample preparation facility16 at camp in September 2003, Nevsun sent coarse crushed and split material (-2 mm) for core, RC, and rock samples to ALS Chemex for subsequent pulverization and analyses.  All assay data contained in the database for resource estimation was assayed by ALS Chemex.

Both ALS Chemex and Genalysis are ISO registered and are internationally recognized facilities.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of Chemical Testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by NATA (see Genalysis Website, 2004).

The ITS Bondar Clegg Laboratory, based in Asmara is no longer in existence.  Internationally, ALS Chemex took over Bondar Clegg in December 2001.

16 The sample preparation facility was designed and assembled by ALS Chemex for Nevsun.

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13.2

Sample Preparation for Soils and Sediment

Nevsun has utilized three separate labs (ITS Bondar Clegg, Genalysis, and ALS Chemex) for geochemical work since the beginning of exploration on the Bisha Property.  ALS Chemex has completed the largest amount of preparation and analytical work.

The stream sediment samples from 1998 and soil samples collected in 1999 were sieved on site by Nevsun with -28 and -80 mesh sieves, respectively.  The samples were shipped to the ITS Bondar Clegg Laboratory, based in Asmara for processing (pers. comm. Bill Nielsen, 2004).

13.2.1

Nevsun–ALS Chemex

In 2002, Nevsun used a -60 mesh to screen the samples in the field and the fine fraction was retained for analysis.  This is considered satisfactory for smaller (i.e., 500 g or less) samples where the exploration target is base metals (Mercier, 2003).  ALS Chemex did no further preparation of the sample prior to digestion and analysis.

Usually when gold is the exploration target, the particle size of the fine fraction should be further reduced using ring mill pulverization, i.e., to > 85% -75 µm (150 mesh) in order to obtain more reproducible gold data (ALS Chemex, 2004).  However, gold analytical results provided poor results on the Bisha Main even though the gossan has gold values.  Nevsun maintained the -60 mesh screen size.

13.2.2

Mercier – Horn of Africa

A geochemical program, designed, implemented, and supervised by M. Mercier during the 2003 Phase I exploration program used the Horn of Africa Preparation Laboratory to prepare samples.  Mercier provided instruction on the preparation methods for all the samples and observed the preparation of the first samples in the lab.  The remaining samples were prepared under the supervision of a Nevsun geologist.  All samples were shipped to Genalysis, Australia for analysis.

13.3

Stream Sediment Sample Preparation

The instructions by Mercier for stream sediment sample preparation were as follows (Mercier, 2003):

•

A riffle splitter was used to quarter the samples.

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•

Approximately one quarter (about 7 to 8 kg) of the sample was sieved (a bigger quantity was taken for the samples to be analyzed for the Platinum Group Elements or if there was not enough material after quartering).

•

Selected sample was sieved at –80 mesh (-180 µm).

•

All samples were pulverized (the specification for final pulverization was > 90% of the sample must be < 200 mesh or 75 µm).

•

Fraction +80 mesh was discarded.

•

Fraction -80 mesh.



150 g prepared for the analysis of Au and ICP



150 g prepared for the analysis of Platinum Group Elements (samples B-ST-153, B-ST-159, B-ST-164, B-ST-174, B-ST-176, B-ST-184, B-ST-185, B-ST-190, B-ST-191, B-ST-192, B-ST-195, B-ST-200, B-ST-202, B-ST-203, B-ST-206, B-ST-207, B-ST-208, B-ST-214, B-ST-215, B-ST-216, B-ST-219, B-ST-221, B-ST-223, B-ST-224 and B-ST-228)



Remainder of the pulp was placed in a plastic bag identified with a label and an aluminum tag, and sent back to Nevsun.

13.4

Soil and Auger Sample Preparation

The instructions by Mercier for soil and auger sample preparation were as follows (Mercier, 2003):

•

Entire sample was sieved at –80 mesh (-180 µm).

•

Fraction +80 mesh was discarded.

•

Fraction -80 mesh.



150 g prepared for the analysis of Au and ICP



Remainder of the pulp was placed in a plastic bag identified with a label and an aluminum tag, and sent back to Nevsun.

13.5

Pit Sample Preparation

The instructions by Mercier for preparation of pit samples ending with the letter “A” or “B” were as follows (Mercier, 2003):

•

Entire sample was sieved at –80 mesh (-180 µm)

•

Fraction +80 mesh was discarded

•

Fraction -80 mesh



150 g prepared for the analysis of Au and ICP

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

Remainder of the pulp was placed in a plastic bag identified with a label and an aluminum tag, and sent back to Nevsun.

The instructions by Mercier for preparation of pit samples ending with the letter “C” were as follows (Mercier, 2003):

•

Crush the sample (> 75% of the sample must pass 10 mesh or 2 mm screen)

•

Splitting:  only a portion of the crushed material was carried through to pulverizing stage.  A crushed split of approximately 2 kg was derived from the crushing process using a riffle splitter.  The rest of the sample was discarded.

•

Pulverizing:  2 kg split was pulverized (the specification for final pulverizing is that >90% of the sample must be less than 200 µm).



150 g prepared for the analysis of Au and ICP



Remainder of the pulp was placed in a plastic bag identified with a label and an aluminum tag, and sent back to Nevsun.

13.6

Termite Mound Sample Preparation

The instructions by Mercier for termite mound sample preparation were as follows (Mercier, 2004):

•

Entire sample was sieved at –80 mesh (-180 µm)

•

Fraction +80 mesh was discarded

•

Fraction -80 mesh



150 g prepared for the analysis of Au and ICP



Remainder of the pulp was placed in a plastic bag identified with a label and an aluminum tag, and sent back to Nevsun.

13.7

Sample Preparation of Drill Core and Rocks

13.7.1

Horn of Africa Preparation Laboratory

Rock chip and trench samples processed at the Horn of Africa Preparation Laboratory followed the following procedures:

•

Samples sorted and ordered numerically after receipt

•

Placed in a drying oven for 12 to 18 hours at between 80°C and 100°C

•

Samples passed through a jaw crusher to > 75% of the sample passing 10 mesh or 2 mm screen

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•

Sample split using a riffle style splitter to a sub-sample size of between 200 to 250 g

•

Sub-sample pulverized with ring and puck pulverizer to >85% of the sample passing 75 µm

•

Samples were shipped to Genalysis in Australia.

13.7.2

ALS Chemex

Rock and core samples sent to ALS Chemex prior to the implementation of the on-site sample preparation facility were prepared in the Vancouver preparation facility.

The samples were dried at 110°C to 120°C for 10 to 12 hours and then crushed with either an oscillating jaw crusher or a roll crusher.  The ALS Chemex quality control specifications for crushed material require that > 70% of the sample must pass a 2 mm (10 mesh) screen.

The entire sample was crushed and typically 250 g was subdivided from the main sample by using a riffle splitter and carried through to the pulverizing stage.  Generally ALS Chemex retains a 1 kg to 2 kg split of the reject in storage.

The 250 g split is pulverized using a ring mill.  The ALS Chemex quality control specifications require that final pulverizing is > 85% of the sample must pass 75 µm (200 mesh).

13.7.3

Nevsun Sample Preparation Laboratory

Nevsun purchased a fully equipped, containerized sample preparation laboratory from ALS Chemex in July 2003.  The preparation laboratory was shipped from Vancouver and arrived on site in early October 2003.  The lab was operational after minor alterations to the electrical wiring to connect to the generator.

The lab is controlled, operated, and monitored by Nevsun staff and workers.  The personnel working in the lab are mostly university educated and have prior experience working in laboratory conditions.

In late October, 2003, Gordon Walker from ALS Chemex, Turkey branch visited the lab to assist and review the start up and training of the personnel in sample preparation (crushing and splitting), equipment maintenance, QA/QC, logistics and lab communication procedures.

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Laboratory Type and Equipment

The laboratory is a 20 ft container outfitted with work benches, a drying oven (~6 m3), two large, wheeled sample racks for the drying oven, an air compressor with hoses and air guns, one used and one new T.M. Engineering Rhino jaw crushers, a spare parts kit, a 2 mm sieve for crusher quality control, one riffle splitter and pans.  AMEC reviewed all equipment and found it to be in good to excellent condition.

Sample Procedures and Processing

Samples are received directly from the core cutting area in plastic sample bags.  The sample bags are laid out in numerical order with the plastic bags open at the top to aid in drying.  The sample sorting area is a covered pad of crushed rock.  The weather is hot and sunny during the day.

Any hygroscopic saprolite samples were placed into sample pans so that they would dry more quickly.  At the end of the day the samples are loaded into the drying oven to dry overnight at a temperature of 80°C.  The total drying time is between 11 and 12 hours.

Sample weighing is carried out first thing in the morning as the samples were taken out of the drying oven and had sufficient time to cool.  The samples are laid out on the crushed rock pad in a secure area to be readily accessible for crushing.  The dry weights are recorded.  The half core samples weigh between 2 kg and 11 kg.  The half-core samples were usually double (most samples) or triple crushed (harder samples) using the T.M. Rhino Jaw crushers to achieve the crushing target of greater than 70% passing -2 mm.

After crushing the first sample of the shift it was screened to ensure that the crushing protocol was being met.  Other, random samples were selected throughout the day to ensure that the protocol continued to be met.  The crushers were adjusted when necessary.  The crusher quality control results were logged in a notebook, which was reviewed by AMEC.  After each sample the crushers are cleaned out with compressed air.

Sample splitting is carried out in a Jones-type riffle splitter, with the riffle area dimensions of 28 cm x 9 cm, with gap widths of 15 mm.  The riffle splitter and sample pans are cleaned with compressed air after each sample is processed.  Rejects were placed in the original bags and the sub-samples are placed into 4" x 7" kraft tin-top sample bags provided by ALS Chemex.  At the end of the shift some barren material (i.e., silica) is run through the crushers and the crushers are cleaned out with compressed air.

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During the splitting the samples are split down to a sub-sample weight of approximately 200 to 300 g.  The crushed sub-sample and remaining reject weights are recorded.  Significant differences between the original dry weight and combined pulp and reject weight are compared to ensure that no sample mix-up occurred and as part of internal quality control.  The Nevsun QA/QC procedures require the insertion of 1 blank, 2 preparation laboratory pulp duplicates (two splits of a crushed sample), and 1 quartered core duplicate.

The sample rejects are placed into large plastic drums, which hold about 20 to 25 samples.  The drums are labelled as batches for all the samples done on that day.  The prefix Bi-year-month-day (i.e., Bi-031027) is used to identify the batches.  The samples are stored in six metre-long shipping containers.

The lab is thoroughly cleaned at the end of each shift.  The floors are swept and an industrial vacuum is used to clean equipment or the compressed air guns are used for difficult or inaccessible areas.

Data (sample numbers, weights) is entered in a spreadsheet to allow for quick retrieval and searches of data by lab staff or professionals on site.

AMEC considers the preparation laboratory and procedures in use to be acceptable and in accordance with standard industry practices.

Sample Shipping

Groups of approximately 20 samples are packed in large plastic bags that are placed into the plastic shipping barrels.  When samples are ready to be shipped the sample lists are combined with an ALS Chemex sample submission form and enclosed with the samples in the plastic drums.  The lids of the plastic barrels are fastened with tamper proof zap straps.  Samples are shipped once a week.

The sample information with required analytical procedures is emailed to ALS Chemex in Vancouver so that the sample shipments can be tracked and the Vancouver lab is made aware of the pending arrival of the samples.

Equipment Maintenance

Maintenance procedures were put in place in accordance to the equipment manuals.  ALS Chemex laid out a daily, weekly, and monthly maintenance schedule.  A maintenance log was set up for entries of this maintenance.

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13.8

Sample Preparation of RC Chips

Sample preparation of all RC chip samples was the same as the preparation described for the drill core samples.

13.9

Analyses

13.9.1

Genalysis Laboratory Services

All samples were analyzed for gold at the Genalysis Laboratory using a 50 g Fire Assay standard fusion method (Au by solvent extraction and flame AAS) with a 1 ppb detection limit17.

All samples analyzed for a 25 multi-element suite analysis used a 1 g aqua regia digestion, followed by Inductively Coupled Plasma (ICP-OES) analyses.  The multi-element suite (with detection limits in parentheses) included: Ag (0.5 ppm), Al (20 ppm), As (2 ppm), Ba (2 ppm), Bi (2 ppm), Ca (0.01%), Cd (0.5 ppm), Co (1 ppm), Cr (2 ppm), Cu (1 ppm), Fe (0.01%), K (20 ppm), Mg (0.01%), Mn (1 ppm), Mo (2 ppm), Ni (1 ppm) P (20 ppm), Pb (2 ppm), S (10 ppm), Sb (10 ppm), Sc (1 ppm), Te (5 ppm), Ti (5 ppm), V (2 ppm) and Zn (1 ppm).  The aqua regia acid digestion is “total” for most base metals but is only “partial” for some of the major and minor elements.

Some limitations of the ICP-OES method were noted by Mercier (2003) as follows:

…spectroscopic techniques, such as ICP-OES, rely on being able to resolve the spectral signals unique to each element.  When some of the signals are very strong (such as for the elements Fe and Al) they can interfere with the weaker signals from the other elements, and it may not be possible to achieve the optimum detection limits for these other elements.  With the ICP-OES method problems are also encountered with elements, which are close to the detection limit.

A series of 25 stream sediment samples collected during the 2003 Phase I work by Mercier were also analyzed for platinum group elements (PGEs).  The method used 25 g Fire Assay Nickel Sulphide Collection followed by ICP-MS.  The nickel sulphide button was pulverized and sample is digested with hydrochloric acid.  The platinum group elements (with detection limits in parentheses) included: Ru (2 ppb), Rh (1 ppb), Pd (2 ppb), Os (2 ppb), Ir (2 ppb) and Pt (2 ppb) (Mercier, 2003).

17 Mercier (2003) states that a detection limit has an uncertainty of ±100%. In other words, a detection limit of 1 ppb implies an uncertainty of 1 ppb ±1 ppb).

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13.9.2

ALS Chemex

All core and RC samples were sent to ALS Chemex for analyses.  All samples were analyzed for gold by a 30 g fire assay fusion (Au AAS23) and determined analytically using an Atomic Absorption Spectroscopy (AAS) finish.  Assays that were greater than the upper detection limit (i.e., over limits) of the AAS finish (i.e., greater than 10,000 ppb) were reassayed by a 30 g fire assay fusion (Au GRA21) and determined analytically using a gravimetric finish.

Multi-element analyses were completed for 41 elements using an Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP – AES) with a Nitric-HCl Digestion (ME-ICP41A).  This is the method used to determine the copper, zinc, lead, and silver values.  Copper, lead, zinc and silver samples that were greater than the detection level (i.e., over limits) of 50,000 ppm were reassayed with Aqua Regia Digestion and Atomic Absorption Spectroscopy (AAS).  The 2002 drill core samples used the trace level ICP package (ME-ICP21) and were followed up with AAS for those samples that were over limits.

The few samples that were greater than the 30% upper detection limit of AAS for base metals were assayed by wet assay titrometric methods.

Soil geochemical samples were tested using Inductively Coupled Plasma-Mass Spectroscopy (ICP-MS) to achieve ultra-trace detection levels on base metals and minor and major elements while gold determinations were completed with ICP-AES on a fire assay fusion (Au-ICP21) for ultra-trace detection levels.

13.10

Nevsun Quality Assurance/Quality Control Program

Nevsun implemented Quality Assurance and Quality Control (QA/QC) protocols for all exploration from the beginning of work on the Bisha Property, including work in 1998 and 1999.  The QA/QC samples used for geochemical sampling have little documentation and no presentation of the results or any corrective actions taken (if required).  These samples were for the compilation of the exploration database and not part of the database for resource estimation.

All of the core and RC drilling programs included standards or certified reference materials (CRM) and also included blanks, twin sample duplicates, and coarse preparation duplicates.  Each drill program report documented the protocols and results of the QA/QC program.  Nevsun did not do pulp duplicates and external check samples during the drilling program.  AMEC recommended that approximately 5% of the sample pulps be submitted to a second laboratory as a check on the primary lab.  Nevsun submitted 656 pulps to ACME laboratory and the results are discussed later in this section of this report.

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Nevsun purchased the standards from Geostat – Sample and Assay Monitoring Service, located in Australia.  The nine standards used over the duration of the drill programs, since 2003 are shown in Table 13-1.  The reference material includes a range of low-grade, mid-grade and high-grade precious and base metal standards with certified values and statistically acceptable limits.  The maximum and minimum limits used by Nevsun for monitoring are plus two standard deviations (+2 st. dev.) and minus two standard deviations (–2 st.dev .) from the mean value of the control sample.

The QA/QC sample insertion protocol employed by Nevsun for all core and RC drill sampling subsequent to the 2002 program includes the following samples:

•

six certified standard control samples per 100 samples; 3 gold (B, D, and F) and 3 base metal (A, C, and E)

•

one coarse blank sample of barren material per 100 samples; as well as, barren material randomly inserted in mineralized zones

•

one quartered core “twin” duplicate sample per 100 samples

•

two coarse preparation duplicates per 100 samples.

Table 13-1:

Summary of Standards Used on the Drill Programs18

Standard Reference	Reference Material	Material Type	Mean	Unit	Standard (std.)	Dev. +2 std.	Mean –2 std.
Standard A	GBM398-4C	Copper	3,891	(ppm)	195	4,281	3,501
Standard A	GBM398-4C	Silver	48.7	(ppm)	5.1	58.9	38.5
Standard A	GBM398-4C	Zinc	5,117	(ppm)	229	5,575	4,659
Standard A	GBM398-4C	Lead	11,714	(ppm)	776	13,266	10,162
Standard B	G399-7	Gold	2,660	(ppb)	120	2,900	2,420
Standard B	G399-6	Gold	2,520	(ppb)	120	2,760	2,280
Standard C	GBM996-7C	Copper	2.35	(%)	0.145	2.64	2.06
Standard C	GBM996-7C	Silver	125.1	(ppm)	10.4	145.9	104.3
Standard C	GBM996-7C	Zinc	11.03	(%)	0.6	12.23	9.83
Standard C	GBM996-7C	Lead	3.89	(%)	0.278	4.44	3.33
Standard D	G999-4	Gold	4,240	(ppb)	290	5,400	4,240
Standard E	GBM900-10	Copper	15.14	(%)	0.795	16.73	13.55
Standard E	GBM900-10	Silver	1,549.6	(ppm)	75.6	1,700.8	1,398.4
Standard E	GBM900-10	Zinc	2.56	(%)	0.16	2.88	2.24
Standard E	GBM900-10	Lead	14.2	(%)	0.452	15.1	13.29
Standard F	G396-6	Gold	13.82	(g/t)	0.69	15.2	12.44
Standard F	G399-10	Gold	13.85	(g/t)	0.53	14.91	12.79
Standard F	G900-2	Gold	1.48	(g/t)	0.06	1.6	1.36

The QA/QC program for the 2002 drilling included 11 insertions of a standard (Table 13-2).  Four of the 11 insertions were not within the accepted limits.  These standards were not used for subsequent sampling programs after significant mineralization encountered at Bisha demanded a more substantial and thorough QA/QC program.

18 2002 standards not included in the list

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During the 2003 Phase I and II and 2004 drilling programs, a total of 1,299 insertions of standards were made into the sample sequence of 20,545 core and RC samples (Table 13-2).  In addition to the standards were 352 blanks, 225 twin duplicates, and 372 coarse preparation duplicates.  In total the QA/QC samples comprise 11% of the total sample analyses.

In 2005 Phase I, a total of 837 control samples were inserted within a sequence of 7,845 core samples, which made up 10.7% of the total sample population.

AMEC did not review the 2005 Phase 2 and 2006 standards programs.

From the 2003–2004 programs a total of 83 of the standard sample insertions were not within the allowable limits.  Of these 83 samples, 51 samples were resolved by re-assaying the entire sample batch or re-assaying those samples within the batch that were at the same relative grade range and/or same analytical method.  Of the 32 samples that remained unresolved, 15 samples were reported by the assay lab to have “not sufficient sample” (NSS) for a re-assay to be completed.  Standards E and F had 8 samples that were not reassayed because the metal grades for the surrounding samples were low-grade and the standards were high and therefore used a different analytical method.  The remaining 9 samples that were not resolved were due to being either sample mix-ups or contamination of the sample.  A discussion of the results of the standards for the 2003–2004 programs is provided in Section 14-6 of the 2004 Technical Report (AMEC, 2004).

Nevsun used six Geostats standards during the 2005 drilling program.  The program included drilling on the Bisha Main Zone, Harena, Okreb and NW zones.  Only the subset of the QAQC data that is relevant to the Bisha Main Zone drilling was reviewed.  A total of 179 standard samples were submitted with Bisha Main Zone drill core samples and were reviewed by AMEC.

Control charts were prepared for each of these standards.  The list of standards, their accepted values, the number of samples for each standard, and the resulting bias values are presented in Table 13-3.

During the analysis of 179 standard samples, no outliers were identified for Cu, Ag, Pb or Zn, and only one outlier was identified for Au.  With the exception of this outlier, all the assays plotted within the AV±2*SD range or very close to those limits, and the bias values were considered to be acceptable (Table 13-3).

Accuracy plots, which plot the Average Values versus the Best Values, were also prepared for each standard and studied element.  Through the accuracy plots, the overall element bias is calculated, taking into consideration the results of all the standards used for each element over the duration of the program.

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Table 13-2:

Summary of Standards Used for Core and RC Sampling

	2002			2003 Phase I			2003 Phase II			2004			2005
Standard	Samples	Re-Assay	Resolved	Samples	Re-Assay	Resolved	Samples	Re-Assay	Resolved	Samples	Re-Assay	Resolved	Samples*	Re-Assay	Resolved
A	-	-	-	1	2	1	46	7	4	148	7	7	85	-	-
B	-	-	-	34	0	0	43	5	4	143	5	1	87	-	-
C	-	-	-	32	1	1	41	2	2	139	0	-	86	-	-
D	-	-	-	32	0	0	42	4	4	145	2	-	79	-	-
E	-	-	-	31	8	2	41	11	9	144	11	9	82	-	-
F	-	-	-	30	3	1	40	5	5	138	6	1	84	-	-
CMR	-	-	-	11	4	0	-	-	-	-	-	-	-	-	-
Total	11	4	0	189	14	5	253	34	28	857	31	18	503

* 2005 standard samples include all standards submitted with drill core samples for Bisha Main Zone, and Harena, Okreb and NW Zones.

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Table 13-3:

Main Statistics of the Certified Reference Materials for Bisha Main Zone Drilling in 2005

	Standard	GBM-398-4C	G-399-6	GBM-996-7C	G-399-4	GBM-900-10	G-900-10
Element	(Project ID)	(A)	(B)	(C)	(D)	(E)	(F)
Cu	BV	3,891	-	23,483	-	151,370	-
	CI	31.5	-	224.3	-	2,045.9	-
	Mean	3,940	-	23,175	-	149,966	-
	Count	31	-	32	-	29	-
	Bias (%)	1.3	-	–1.3	-	–0.9	-
Au	BV	-	2.52	-	4.78	-	13.81
	CI	-	0.024	-	0.042	-	-
	Mean	-	2.55	-	4.75	-	13.41
	Count	-	32	-	27	-	28
	Bias (%)	-	1.0	-	–0.7	-	-3.2
Ag	BV	48.7	-	125.1	-	1549.6	-
	CI	0.89	-	2.12	-	22.86	-
	Mean	51.1	-	132.8	-	1,495.0	-
	Count	31	-	32	-	29	-
	Bias (%)	5.0	-	6.2	-	–3.5	-
Pb	BV	11,714	-	38,879	-	14,1976	-
	CI	137.8	-	478.8	-	1,367.8	-
	Mean	11,423	-	38,997	-	143,293	-
	Count	31	-	32	-	29	-
	Bias (%)	–2.5	-	0.3	-	0.9	-
Zn	BV	5,117	-	110,344	-	25,632	-
	CI	39.8	-	1,007.7	-	406.7	-
	Mean	5,018	-	108,984	-	25,628	-
	Count	31	-	31	-	29	-
	Bias (%)	–1.9	-	–1.2	-	0.0	-

Note: BV and Mean are in ppm units, BV = best value, CI= confidence interval

AMEC considered each of the overall bias values to be acceptable (Table 13-4).  On the basis of these results, AMEC concludes that the Cu, Au, Ag, Pb and Zn accuracy at the ALS Chemex laboratory during the 2005 exploration campaign was acceptable.

The coarse blank material was sourced from near the Bisha Property.  This material usually consists of limestone and/or dolomite.  Although the samples were considered to consist of barren rock without any appreciable precious metal or base metal content, occasional low levels of mineralization could conceivably occur within the material and therefore would negate the usefulness of this material as a blank.  Table 13-5 shows a large amount of the metal values that were returned at greater than 3 times the detection limit of the ICP analytical method.  After cursory review of the logs, sample batches, and data it is apparent that the blank material is not barren and thus the true values of the blank for each metal is not known.

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Table 13-4:

Overall Element Statistics after Accuracy Plots for Bisha Main Zone Drilling in 2005

	Cu			Au			Ag			Pb			Zn
Standard	Count	Mean	BV	Count	Mean	BV	Count	Mean	BV	Count	Mean	BV	Count	Mean	BV
GBM-398-4C	31	3,940	3,891	-	-	-	31	51.1	48.7	31	11,423	11,714	31	5,018	5,117
GBM-996-7C	32	23,175	23,483	-	-	-	32	132.8	125.1	32	38,997	38,879	31	108,984	110,344
GBM-900-10	29	149,966	151,370	-	-	-	29	1,495	1,550	29	143,293	141,976	29	25,628	25,632
G-399-6	-	-	-	32	2.55	2.52	-	-	-	-	-	-	-	-	-
G-399-4	-	-	-	27	4.75	4.78	-	-	-	-	-	-	-	-	-
G-900-10	-	-	-	28	13.41	13.85	-	-	-	-	-	-	-	-	-
Bias (%)	–0.9			–4.2			–4.1			1.2			–1.3

Note: Mean and BV are in ppm units, BV = best value

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During the review of the data for Cu and Au it is also clear that cross-over contamination has occurred for some intervals within mineralization.  There are 55 copper values (of the 249 values in Table 13-5) and 23 gold values (of the 47 values in Table 13-5) that show possible contamination from previous higher-grade samples.  All the copper and 20 of the gold values are from within the massive sulphide mineralization.

Table 13-5:

Summary of Blanks Greater than the 3x Detection Level

	Number Metal Values > 3x Detection Level
Year	Au	Ag	Cu	Pb	Zn
2003 – I	8	3	23	2	13
2003 – II	7	1	20	7	17
2004	47	23	249	63	161
2005	2	0	11	3	9
Total	4,647	263	249,303	6,375	161,200

A series of quarter core twin samples of the diamond drill core were prepared and submitted.  Two samples for the same sample interval were prepared by cutting the core in half and then cutting the core into two “quarter” core samples.  Differences between the sample values are considered to reflect the inherent nugget effect of the mineralization.  The evaluation of the sample pairs used a failure boundary corresponding to a 30% relative error.  The analysis from the 2003 and 2004 programs of 225 twin samples (1.1% of the total number of samples) yielded 63 sample pairs outside of the 30% relative error for Au, Ag, Cu, Pb or Zn (see Figure 13-1), representing 28% failures.  However after applying a lower cut-off to each metal of 0.1 g/t to Au, 10 g/t to Ag, 0.05% to Pb and 0.25% to both Cu and Zn there was a reduction of failures to 20 sample pairs.  The cut-off is applied because it is unrealistic to consider the ±30% relative error for samples with values close to the detection limits.

From the 2005 program 83 samples of duplicate twin quarter core were submitted.

The evaluation of the sample pairs according to the hyperbolic method used a failure boundary that asymptotically approaches the line with slope m corresponding to a 30% relative error19.  Table 13-6 lists the number of twin samples, and the number and percentage of failures for Cu, Au, Ag, Pb and Zn.

19 Relative error: calculated as the absolute value of the difference between the original and the duplicate values, divided by the average of the two values.

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Figure 13-1:

Graphs for Twin Samples for Au, Ag, Cu, Pb, and Zn

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Table 13-6:

Twin (“Duplicate”) Samples

		Elements
Sample Type		Cu	Au	Ag	Pb	Zn
Twin Samples	Total	28	28	28	28	28
	Failures	1	1	6	2	3
	% Failures	3.6	3.6	21.4	7.1	10.1

An acceptable level of precision is achieved if the failure rate does not exceed 10%.  As observed in Table 13-6, values for gold, copper and lead all fell within acceptable limits.  Up to 3 Zn samples and 6 silver samples showed some deviation but this likely reflects inherent nugget effect.  On the other hand, none of the flagged samples appears to represent possible mix-ups.  Therefore, these results are considered acceptable for twin samples.  AMEC concludes that the sampling variance for Cu, Au, Ag, Pb and Zn during the 2005 drilling exploration campaign was satisfactory.

Coarse preparation duplicates provide data on the precision or homogeneity of the sample after being crushed and split.  Nevsun did not collect coarse duplicates until the 2003 Phase II drill program and commencement of the on-site preparation facility.  The evaluation of the sample pairs used a failure boundary corresponding to a 20% relative error.  The analysis of 372 coarse duplicates from the 2003 and 2004 programs (1.8% of the total number of samples) yielded 76 sample pairs outside of the 20% relative error for Au, Ag, Cu, Pb and Zn (see Figure 13-2), representing 20.4% failures.  However after applying a lower cut-off to each metal of 0.05 g/t to Au, 10 g/t to Ag, 0.05% to Pb and 0.25% to both Cu and Zn there was a reduction of failures to 33 sample pairs.  For the 2005 program a total of 165 duplicates were collected. Results for silver, copper, lead and zinc are all within acceptable limits.  Gold has a somewhat lower correlation coefficient indicating a nugget effect for this element.

Au and Ag have the largest set of sample pair failures with Au having 13 and Ag having 11 or 3.5% and 2.9% respectively.  Excluding the sample pairs below cut-off, the impact of the failing pairs for Au, Ag, Cu, Pb, and Zn is reduced to a reasonable 8.9%.  AMEC concluded that the sub-sampling variance for the studied elements (Au, Ag, Cu, Pb, and Zn) was within acceptable ranges.

In total, 656 check pulp duplicates samples were sent for external check to ACME Laboratory in Vancouver, Canada.  The samples were assayed by ICP for 24 elements, including Au, Ag, Cu, Pb and Zn.

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Figure 13-2:

Graphs for Coarse Preparation Duplicates for Au, Ag, Cu, Pb, and Zn

Prep Duplicate - Gold
Duplicate g/t Au
Original (g/t Au)
Au

Prep Duplicate - Silver
Duplicate Ag (ppm)
Original Ag (ppm)
Ag

Prep Duplicate - Zinc
Duplicate (%Zn)
Original (%Zn)
Zn

Prep Duplicate - Lead
Duplicate Pb (%)
Original Pb (%)
Pb

Prep Duplicate - Zinc
Duplicate (%Zn)
Original (%Zn)
Zn

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The RMA plots indicate a satisfactory level of bias for each metal (greater or equal to
–5% or greater or equal to 5%) as shown in Table 13-7.  The check sample batches included a certain number of control samples: 21 pulp duplicates, 21 standards and 42 pulp blanks, to assess analytical precision, accuracy and contamination at ACME.

These samples yielded the following results:

•

Pulp duplicates: In total, 21 pulp duplicate samples (DUP) were reviewed, which accounts for a 3.2% insertion rate, meeting the recommended rate of 3%.  Max-Min plots were prepared for Au, Ag, Cu, Pb and Zn.  The samples flagged for review are listed in Table 13-8.  After the review, the results of the pulp duplicates are considered within the acceptable range for all of the elements (at least 90% of the samples within the failure limits, evaluated for a maximum relative error of 10%).  Most of Au samples flagged were from low-grade samples (< 0.20 g/t Au) where, in general, higher variability exists between samples.

•

Standard samples: In total, 21 valid standard samples were submitted for the program, which accounts for a 3.2% insertion rate, meeting the recommended rate (3%).  All samples plotted within the BV±2CI range, for which the batches are accepted.  No outliers were identified.

•

Pulp blanks: In total, 42 fine blank samples were processed which accounts for a 6.4% insertion rate, well above the recommended rate (3%).  No significant cross-contamination has been observed during the assay process at ACME.

13.11

Security

The chain-of-custody for core samples collected and being shipped from site is as follows:

•

Core is transported to the Bisha camp by the drill contractors and placed in the core logging area

•

Logging and sample preparation area and Bisha camp is a fenced and guarded compound

•

Core samples are crushed and sub-sampled (see Section 12)

•

Prepared samples are placed in sealed barrels

•

Each barrel has a list of samples written on the outside of the container

•

A sample submission form accompanies each barrel

•

Barrels are transported to Asmara in company-owned vehicles arranged by Nevsun.

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Table 13-7:

Reduced to Major Axis Results for Check Pulp Samples

RMA Parameters – Pulp Samples
Element	R2	N (total)	Paris	m	Error (m)	b	Error (b)	RMA Equation	Bias (%)
Cu (%)	0.989	656	656	1.032	0.004	-0.048	0.051	RMA: y = 1.032x+-0.048	-3.2
Au (ppm)	0.995	656	656	1.014	0.003	-0.015	0.181	RMA: y = 1.014x-0.015	-1.4
Ag (ppm)	0.985	656	656	1.045	0.005	-1.576	0.750	RMA: y = 1.045x+-1.576	-4.5
Pb (%)	0.980	656	656	1.022	0.006	0.003	0.015	RMA: y = 1.022x+-0.003	-2.2
Zn (%)	0.984	656	656	1.020	0.005	-0.023	0.098	RMA: y = 1.02x+-0.023	-2.0
RMA Parameters – No Outliers
Element	R2	Accepted	Outliers	m	Error (m)	b	Error (b)	RMA Equation	Bias (%)
Cu (%)	0.995	645	11	0.999	0.003	-0.025	0.016	RMA: y = 0.999x+-0.025	0.1
Au (ppm)	0.991	628	28	1.011	0.004	-0.017	0.036	RMA: y = 1.011x-0.017	-1.1
Ag (ppm)	0.986	567	89	0.955	0.004	0.908	0.327	RMA: y = 0.955x+0.908	4.5
Pb (%)	0.995	558	98	1.047	0.003	-0.002	0.002	RMA: y = 1.047x+-0.002	-4.7
Zn (%)	0.986	622	34	1.006	0.005	-0.007	0.058	RMA: y = 1.006x+-0.007	-0.6

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Table 13-7:

Pulp Duplicates Flagged

	PD Samples (DUP)
Element	Total	Nr. Flagged	% Flagged
Au	21	5	23.8
Ag	21	-	-
Cu	21	-	-
Pb	21	-	-
Zn	21	-	-
Possible Mix-ups		None

The sample barrels are submitted to the Ministry of Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to ALS Chemex in Vancouver, Canada.

AMEC considers the security and chain-of-custody procedures to be reasonable and acceptable.

AMEC accompanied the independent samples that were collected and prepared as part of the 2004 Technical Report from the preparation lab to the Ministry of Mines.  The renumbered and randomized sample sequence would prevent any systematic tampering with the samples.

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14.0

DATA VERIFICATION

14.1

Data Verification by Nevsun

Data verification activities by Nevsun included:

•

Visual checks of entered data

•

Periodically checking the database for extreme values or codes that were not within the accepted set of codes

•

Importation of the drill hole database to Gemcom for validation of hole lengths and identification of overlapping geological and assay intervals.

All problems identified by Nevsun were resolved as they were encountered resulting in a final database for submission to AMEC for auditing.

Assays were imported directly from digital laboratory certificates thereby minimizing the opportunity for entry errors of assay data.

No double entry, pick lists, or filtering of data was in use during entry.

14.2

Data Verification by AMEC

During the 2004 Bisha site visit AMEC reviewed the available drilling and other exploration and project data.  A database with a total of 288 diamond drill holes with a cumulative metreage of 45,216 m was available for review but the collar survey and assay portions of the database were incomplete.  A total of 40 RC drill holes were recorded in the database, however collar surveys, assays and other information was incomplete at that time.

The data review conducted on site included:

•

Core hole database review:  collars, surveys, lithology, minor-litho, alteration, mineralization, structure, and available assays

•

RC hole database review:  collars, surveys, alteration, mineralization, structure, and lithology.  No assays were available

•

Comparison of drill hole collar surveys to locations on topographic maps

•

Resurvey of drill hole collars (6 holes)

•

Downhole survey review and readings of Sperry Sun™ disks.

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All problems or errors encountered during the site work were documented and provided to Nevsun for checking or correction.

Other review and verification activities completed by AMEC on site included:

•

Core logging review

•

Core recovery and RQD review

•

Core facility, cutting facility, sample preparation facility, and storage area reviews

•

Collection of quartered core samples (40)

•

Inspection of sample preparation equipment

•

Quality control checks on sample preparation (20 sieve checks)

•

Selected 40 rejects from storage for sieve checks (20) and sub-samples (40) for check assays

•

QA/QC checks: standards, blanks, preparation duplicates (20 from the first split, 20 from the last split)

•

Samples collected by AMEC were renumbered, randomized, and submitted “blind”

•

Transported 172 samples from site in AMEC custody

•

Submitted the 172 samples to the Ministry of Mines for customs inspection and shipping to ALS Chemex Laboratory in Vancouver, Canada.

During the site work AMEC visited the Main Zone gossan, Northwest Zone, Guardian Hill, and Conical Hill.  Field observations were compared to available maps and interpretations.

After the 2003–2004 drill hole program was finished and the data was compiled and verified by Nevsun, a final database review was completed by AMEC.  AMEC completed a similar final database review once the additional Bisha Main Zone drill hole data from the 2005 drilling program was delivered for use in resource estimation.

Additional verification activities included checking high values and relationships between grades and sample lengths.  High values for Au, Ag, Cu, Pb, and Zn for each rock type were investigated and checked to confirm that the logged mineralization did concur with the assay results.  Several intervals in question were not within the geologic model and therefore these intervals were not investigated further.  Nevsun should check these intervals prior to the next resource estimate.

Potential relationships between grade and sample lengths were investigated and no direct correlation was observed.

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Nevsun was advised of all problems or inconsistencies that were noted during the AMEC’s review and Nevsun rectified these items.  AMEC considers the final database to be robust and verified.

14.3

AMEC Quality Control Checks

To check on the adherence of the sample crushing procedures during the 2004 drilling program, AMEC conducted a series of sieve checks on current samples (Table 14-1) and also on reject material of samples that were pulled from storage (Tables 14-1 and 14-2).

Table 14-1:

Sieve Checks for Samples from 2004 Program

Sample #	Passes through Splitter	Rock Code	Total Weight (g)	< 2 mm (g)	% passing 2 mm (%)
335523	4	SOAP	0.220	0.164	75
335543	3	SOAP	0.368	0.282	77
335562	3	SOAP	0.224	0.172	77
335561	4	SOAP	0.230	0.198	86
335317	4	SOAP	0.184	0.116	63
335573	4	MAFT	0.246	0.154	63
335565	4	MAFT	0.348	0.260	75
335567	4	MAFT	0.342	0.256	75
335566	3	MAFT	0.318	0.238	75
335574	3	MAFT	0.244	0.164	67
335509	4	OXID	0.260	0.198	76
335506	4	OXID	0.282	0.234	83
335507	4	OXID	0.220	0.172	78
335505	4	OXID	0.250	0.192	77
335502	4	OXID	0.230	0.178	77
335558	4	SUIP	0.450	0.420	93
335264	3	SUIP	0.268	0.188	70
335559	3	SUIP	0.512	0.496	97
335555	4	SUIP	0.424	0.318	75
335550	4	SUIP	0.470	0.406	86
Average					77

The current sample preparation is within the accepted protocol of 70% passing 2 mm.  AMEC noted that the sample preparation personnel regular check that the crushed material is meeting the protocol.

Sieve checks on sample material that was pulled from storage was variable and many samples did not meet the current protocol (Table 14-2).  A subsequent check of the original assay versus an assay of the reject material showed relatively good agreement (most samples within ±20%) and therefore AMEC does not consider this to be of concern.

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Table 14-2:

Sieve Checks for Samples from Pre-2004 Programs

Sample #	Passes through Splitter	Total Weight (g)	< 2 mm (g)	% Passing 2 mm (%)
280959	3	0.634	0.372	59
280962	3	0.588	0.352	59
280965	3	0.574	0.346	59
286177	4	0.65	0.446	65
286251	3	0.322	0.248	32
286259	4	0.754	0.508	75
286407	4	0.366	0.312	36
286413	5	0.396	0.294	39
291841	3	0.386	0.298	38
334176	3	0.31	0.234	31
Average				49

As a check on the quality of the data entry, AMEC completed a small double data entry check.  Of 480 records entered, there were over 20% discrepancies but this was due to a change in lithologic and mineralization coding and additional detail of mineralized intervals that was added in the holes selected.  The hard copy and digital information should match, therefore a revision of the hard copy logs is advisable.

AMEC recommends the use of either a double entry system or a data entry system with some form of validation of codes.  Direct entry into MS Access or some other relational database with filters, limits, and data integrity checks could be implemented.

No additional sieve checks or double data entry checks were completed for the 2005 or 2006 drilling data.

14.4

AMEC Independent Sampling

AMEC collected a series of samples during the 2004 site visit, as noted in the data verification section above.  A total of 172 samples were submitted to ALS Chemex for analyses (Table 14-3).  The results for the standards were reasonable and AMEC did not submit a subset of samples to a second laboratory.

AMEC conducted or was present during the collection and preparation of the samples.  The samples were placed in a randomized sample sequence and renumbered which would prevent any systematic tampering with the samples.  AMEC accompanied the samples from the preparation lab to the Ministry of Mines office in Asmara.

No outcrop samples were collected due to the extreme oxidized and variable nature of mineralization.  AMEC did not consider that re-sampling surface samples would provide any reasonable comparisons.  AMEC observed drilling in progress and is confident of the presence of base metal mineralization and concludes that the samples of quarter core and rejects provide confirmation of the grades and reproducibility of assay values.

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Table 14-3:

Independent and QA/QC Sampling

Type	(#)
Quartered Core Sample	42
Sub-samples of Reject Material	40
Standards (4 of each of the 6 standards)	24
Blank (coarse blank material)	6
“First” Splits from New Samples	30
“Last” Splits from New Samples	30
Total	172

No additional independent samples were collected and submitted for the 2005 or 2006 drilling programs.

14.4.1

Quartered Core

Forty-two samples of quartered core were collected from 9 holes from the 2004 drilling program.  Two of the samples were clearly swapped (sample numbers 338070 and 338056) and graphs for Au, Ag, Cu and Zn are provided in Figure 14-1.  Of the remaining 40 sample pairs there were four pairs that plotted outside of the ±30% limits for Au, three for Ag, none for Cu, and one for Zn.

Comparisons of half-core to quartered core are difficult due to the change in size of sample.  However, AMEC considers these samples to show a reasonable reproducibility.

14.4.2

Sub-sampling of Reject Material

Reject material for 40 samples that were collected and prepared during previous drilling programs were removed from storage and submitted for assay.  The samples were from nine drill holes that were part of the 2003 and 2004 drilling programs.  Graphs are provided in Figure 14-2.

No rejects from the 2005 drilling program were resubmitted by AMEC.  However, the same procedures were followed by Nevsun and AMEC expects the same level of reproducibility.

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Figure 14-1:

Original vs. Quarter Core Sample Pairs

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Figure 14-2:

Original vs. Reject Sample Pairs

Of the 40 sample pairs, one pair plotted outside of the ±20% limits for Au, three for Ag, two for Cu, and four for Zn (refer to Figure 14-2).  AMEC considers these results to show a reasonable reproducibility and provides assurance that the sample homogenization prior to splitting is reasonable.

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14.4.3

Splits vs. Original Sample

As a further test of the sample homogenization during the sample preparation, AMEC collected the first and last splits that are normally rejected during the sub-sampling using the Jones Splitter.  Thirty samples were processed and of these pairs, three plotted outside of the ±20% limits for Au, one for Ag, three for Cu and one for Zn (see Figure 14-3).  AMEC expects at least 90% of the samples to fall within the limits (±20%) therefore this set of sample pairs is accepted.  AMEC considers, however that the need for ensuring that the crushing protocols are being met is underscored.

The first splits were also compared to the original sample and were found to have similar results for the sample pairs.

14.4.4

Standards

Nevsun used six commercial certified standards during the submission of samples. Standards A, C and E are base metal and silver standards; standards B, D, and F are gold standards only.  AMEC renumbered and repackaged four portions of each of the six standards and submitted them into the sample sequence as blind standards.

The data set is small but the results are good with few exceptions (Table 14-4).  Samples 338041 and 338034 are significantly lower than the certified standard value for Cu.  Both of these samples were assayed by ALS Chemex as overlimit samples and AMEC considers that the laboratory erroneously reported these two values with the decimal place in the wrong position.  The last sample (338059) returned an incorrect assay for Au; samples for standard D are variable and consistently are higher value but are all within the limits (±2 Standard Deviations; refer to Table 13-1).

14.4.5

Blanks

AMEC included six samples of the same coarse blank material as used by Nevsun (Table 14-5).  Unfortunately this material is a local rock, which cannot be certified to be sterile.  Assay results for these samples were all very low but many of the individual values are above the accepted limit of three times the detection limit.

AMEC recommends that Nevsun purchase a commercial blank for use.  If the use of a coarse blank material is continued then it should be of a clean, barren material with no obvious oxidation surfaces or patches of limonite, hematite, etc.

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Figure 14-3:

Original vs. Last Split Sample Pairs

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Table 14-4:

Standard Samples Submitted with AMEC Samples

Standard Samples Submitted with AMEC Samples								Certified Values for Standards						Difference
Sample	Au g/t		Ag g/t	% Cu	% Pb	% Zn	Sample	Au g/t	Ag g/t	% Cu	% Pb	% Zn	Au g/t Ag g/t % Cu % Pb % Zn
338165	0.159		51	0.43	1.10	0.48	A		48.7	0.39	1.17	0.51	5%	9%	-7%	-6%
338139	0.149		49	0.40	1.14	0.48	A		48.7	0.39	1.17	0.51	1%	2%	-3%	-7%
338135	0.139		49	0.40	1.12	0.49	A		48.7	0.39	1.17	0.51	1%	2%	-4%	-5%
338044	0.17		51	0.40	1.16	0.49	A		48.7	0.39	1.17	0.51	5%	2%	-1%	-4%
338117	2.54		4	0.06	0.02	0.07	B	2.52					1%
338013	2.35		4	0.08	0.02	0.07	B	2.52					-7%
338145	2.54		4	0.06	0.02	0.08	B	2.52					1%
338148	2.53		5	0.07	0.02	0.08	B	2.52					0%
338172	0.385		123	2.28	3.71	10.70	C		125.1	2.35	3.89	11.03	-2%	-3%	-5%	-3%
338107	0.424		123	2.13	3.59	10.70	C		125.1	2.35	3.89	11.03	-2%	-9%	-8%	-3%
338010	0.427		127	2.34	3.87	10.85	C		125.1	2.35	3.89	11.03	2%	0%	-1%	-2%
338143	0.441		123	2.40	3.97	10.95	C		125.1	2.35	3.89	11.03	-2%	2%	2%	-1%
338168	4.86		2	0.27	0.03	0.04	D	4.24					15%
338060	4.61	<	1	0.26	0.03	0.04	D	4.24					9%
338098	4.66		3	0.27	0.04	0.03	D	4.24					10%
338004	4.52		2	0.26	0.03	0.04	D	4.24					7%
338102	16.7		1405	16.40	14.55	2.58	E		1549.6	15.14	14.20	2.56	-9%	8%	2%	1%
338041	16.95		1435	1.59	14.55	2.54	E		1549.6	15.14	14.20	2.56	-7%	-89%	2%	-1%
338034	16.9		1490	1.58	14.65	2.56	E		1549.6	15.14	14.20	2.56	-4%	-90%	3%	0%
338096	16.15		1455	15.90	14.50	2.53	E		1549.6	15.14	14.20	2.56	-6%	5%	2%	-1%
338063	13.3		5	0.02	0.01	0.01	F	13.85					-4%
338092	13.5		4	0.01	0.01	0.01	F	13.85					-3%
338147	13.75		6	0.02	0.01	0.04	F	13.85					-1%
338059	9.59		6	0.02	0.01	0.06	F	13.85					-31%

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Table 14-5:

Blank Samples Submitted with AMEC Samples

Type	Sample	Au g/t	Ag g/t	%Cu	%Pb	%Zn	Certificate	Date
Blank	338043	0.010	1	0.0097	0.009	0.005	VA04034670	07Jun 04
Blank	338126	0.076	1	0.0023	0.003	0.002	VA04034670	07Jun 04
Blank	338065	0.022	1	0.0123	0.008	0.040	VA04034670	07Jun 04
Blank	338048	0.022	1	0.0067	0.004	0.023	VA04034670	07Jun 04
Blank	338095	0.015	1	0.0053	0.001	0.005	VA04034670	07Jun 04
Blank	338033	0.014	1	0.0158	0.001	0.157	VA04034670	07Jun 04
Blank	-	0.005	1	0.0005	0.001	0.001	Detection limits	-

14.5

Bulk Density Checks

A suite of 40 samples was sent to PRA (Process Research Associates) for dry bulk density measurements using both wax and without wax immersion methods.  The moisture content was also measured for these samples.  The procedures used and the results for the measurements are provided in Appendix B of the Technical Report on the Bisha Property and Resource Estimate of the Bisha deposit, (AMEC, 2004).

The main purpose of the measurements was to examine the difference between wax and non-wax measurements (Table 14-6).  The differences average -1% but range from +3% to -6% relative to the wax immersion method.  For the majority of the samples the differences are minor.

Grouping of this small set of bulk density samples by mineralized domains shows average values that are actually higher than the accepted (see Table 14-7).  Host rocks have an average bulk density of 2.83 g/cm3 based on 18 samples.

The moisture values for these same samples were low, averaging 0.48% and ranging from 0.0 to 7.07% (Table 14-6).  The highest values were in SOAP and OXID units.

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Table 14-6:

Bulk Density Measurements using Wax and Non-Wax Immersion Methods

	No WAX	WAX
	Bulk Density	Bulk Density	Difference	Moisture
Sample ID	g/cm3	g/cm3%		%
B-232 85.5m SMSX MAFT	3.83	3.72	-3%	0.03
B-232 56.5m STSX (MAFT)	2.82	2.67	-6%	0.12
B-233 42.15m (MAFT)	2.61	2.69	3%	0.15
B-233 MSUL 62m (PRIM)	3.93	3.85	-2%	0.04
B-233 FELD 23.2m	2.47	2.47	0%	0.13
B-233 STSX (XTMF) 212m	2.77	2.82	2%	0.02
B-236 SOAP 70.1m	2.48	2.53	2%	0.35
B-242 104.7m MAFD	2.72	2.67	-2%	0.15
B-242 25.3m MAFT	3.01	2.99	-1%	0.20
B-242 68m SOAP/MAFT	2.34	2.20	-6%	4.82
B-242 84m MSUL/SUPL	4.48	4.48	0%	0.05
B-242 128m MSUL/PRIM	4.21	4.16	-1%	0.00
B-243 FELD 42.2m with STSX	2.70	2.70	0%	0.04
B-243 MAFT 92m	2.82	2.70	-5%	0.07
B-243 FELD 132m	2.72	2.78	2%	0.07
B-243 CTBX 170.85m	2.56	2.58	1%	0.23
B-243 MSUL (PRM) 187.5m	4.13	4.19	1%	0.05
B-243 SYSX 209.3m	3.49	3.45	-1%	0.03
B-243 STSX (MAGT) 219.3m	2.67	2.71	2%	0.03
B-246 70m MAFT	2.72	2.71	0%	0.05
B-254 45.5m MAFT	2.68	2.59	-4%	0.36
B-254 93m MSUL (SUPG)	4.49	4.61	3%	0.01
B-254 138m MSUL (PRIM)	4.77	4.82	1%	0.06
B-254 146m MSUL (PRIM)	4.85	4.88	1%	0.00
B-256 76m MSUL (SUPG)	4.67	4.64	-1%	0.00
B-256 116m MSUL (PRIM)	4.87	4.85	0%	0.00
B-256 145m STSX (MAFT)	2.78	2.65	-5%	0.04
B-258 66.9m FPDK (OXID)	1.52	1.50	-2%	7.07
B-258 84m SOAP (ACID)	2.21	2.11	-5%	1.23
B-258 104.5m STSX (MAFT)	2.86	2.84	-1%	0.01
B-258 22.2m FERC (OXID)	3.64	3.65	0%	0.23
B-258 38.0m FERU (OXID)	3.99	3.97	-1%	0.15
B-259 68.0m MSUL (SUPG)	3.96	3.89	-2%	2.98
B-259 106.0m SMSX (MAFT)	2.73	2.80	2%	0.12
B-260 55.7m MSUL/SUPG	4.37	4.39	1%	0.01
B-260 120m MSUL/PRIM	4.43	4.45	0%	0.02
B-262 79.0m MSUL/SUPG	4.46	4.46	0%	0.23
B-272 83m MSUL/SUPG	4.53	4.44	-2%	0.00
B-272 103m MSUL/PRIM	4.66	4.55	-2%	0.00
B-272 113m STSX/MAFT	2.89	2.92	1%	0.04
Average	3.42	3.40	-1%	0.48
Minimum	1.52	1.50	-6%	0.00
Maximum	4.87	4.88	3%	7.07

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Table 14-7:

Bulk Density Measurements Using Wax Immersion Methods

Domain	Code	Count	Average Bulk Density (g/cm3)	Minimum Bulk Density (g/cm3)	Maximum Bulk Density (g/cm3)
Breccia	BX	1	2.48	-	-
Oxide	OXID	2	3.81	3.65	3.98
Acid	ACID	3	2.28	2.11	2.53
Supergene	SUPG	6	4.41	3.89	4.64
Primary Zn	PRIM	9	4.47	3.85	4.88
Felsic Dyke	FPDK	1	1.50	-	-
Host Rock (Volcanics)	MAFT	18	2.83	2.47	3.72

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15.0

ADJACENT PROPERTIES

Adjacent properties include the Augaro, Okreb and AK Properties held by Nevsun and other exploration licenses held by Sanu Resources (Sanu) and MDN Northern Mining (MDN).

The Augaro, Okreb and AK properties are located to the south, east and north of the Bisha Property respectively.  These properties have all been the subject of recent exploration programs.

The Augaro gold mine was exploited during the Italian colonial times.  Few details are available regarding production or geology.  The mineralization is a shear zone hosted gold deposit (pers. comm. Nielsen, 2004) with a surficial gossan and gold mineralization.  Nevsun conducted significant exploration programs in the area in 2003 and 2005 that included geological mapping, geophysical surveys (both airborne and ground) and geochemical sampling.  This was followed up by a 13 hole diamond drilling program in late 2005 that tested underneath the old mine workings at both the Augaro and Damascioba Mines.  Results were sufficiently encouraging to warrant additional work to gain a better understanding of the controls on the gold mineralization hosted by the quartz veins at the old Augaro and Damascioba Mines.  Nevsun have recently applied to the Eritrean Government to reduce the area of the Augaro Exploration License from 650 km2 to 200 km2.

The Okreb Exploration License is contiguous and to the east of the Bisha Exploration License.  Geophysics and geochemical sampling have been completed on the property as well as extensive geological mapping and mechanical trenching.  A number of targets generated by the exploration work carried out in 2003, 2004 and 2005 were subsequently tested by diamond drilling.  No specific deposits or drill intersections of significance have been identified.  Nevsun have recently applied to the Eritrean Ministry of Mines to terminate the Okreb Exploration License.

The AK Property, is located 25 km to the northeast of the Bisha Exploration License, and has been subjected to geochemical, geological and geophysical programs.  Targeted areas were defined by local gold workings and stream sediment anomalies.  Work has been ongoing since 1998.  Diamond drilling of 7 holes was undertaken in early 2006 to test various geophysical and geochemical targets.  No anomalous intersections were obtained from this drill program or from mechanical trenching carried out in 2004.  Nevsun have recently applied to the Eritrean Ministry of Mines to terminate the AK property exploration licenses.

Sanu Resources and MDN Northern Mining also hold exploration licenses in western Eritrea.

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Sanu Resources (Sanu) hold exploration permits contiguous to Nevsun’s Bisha Exploration License on its north and west boundaries (Figure 15-1).  Sanu carried out geological, geophysical and geochemical surveys as well as extensive diamond drilling on several gossan targets.  A VMS deposit, Hambok, has been discovered approximately 6 km to the west of Nevsun’s Harena VMS deposit.  Massive sulphides were intersected over a strike length of 1,000 m and to vertical depths of 300 m.  Some of the better intersections include drill hole HAM-45 which intersected 29.03 m averaging 1.32% Cu and 3.77% Zn and drill hole HAM-20 that intersected 17.16 m with an average grade of 1.25% Cu and 3.8% Zn (Sanu Resources, 2006).

Figure 15-1:

Sanu Resources Properties in Relation to Bisha Main Zone

Note: Map taken from Sanu Resources website (Sanu Resources, 2006)

Sanu have also defined additional gossanous and sulphide mineralization at another deposit named Ashelli located 16 km west-southwest of Harena.  Drill hole ASH-003 intersected 22.0 m of gossanous material with an average grade of 1.58 g/t Au and 26.95 g/t Ag.  Additional drilling is planned by Sanu in the latter part of 2006 (Sanu Resources, 2006).

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MDN hold three properties at a significant distance from the Bisha Property and has carried out limited exploration work on each the properties.  The most advanced property, Harab Suit, was drill-tested in mid-2006.  The property contains several outcropping shear zones, and includes the abandoned Tamanti Gold Mine developed in the late 1930's during the Italian colonial period.  This mine was developed on a large ridge underlain by outcropping sheared and altered quartz porphyry diorite, containing pervasive quartz veining and pyrite-chalcopyrite disseminations.  The main shear zone of interest outcrops for a strike distance of 9 km and has an apparent width of 35 to 110 m.  From May to June 2006, a 37 hole, 3,029 m reverse circulation drilling program was completed.  Significant intercepts included: drill hole HTRC-09, which returned 1 m at 10.51 g/t Au from 19 to 20 m, and drill hole HTRC-13, , which returned 13 m at 3.24 g/t Au from 6 to 19 m, both from the Tamati gold mine area (MDN Northern Mining, 2006).

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16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

Collection and Preparation of the Metallurgical Samples

The copper in the Bisha Supergene and Primary ore zones occurs to a significant extent as the minerals covellite and chalcocite.  These minerals will undergo surface oxidation comparatively easily therefore regular samples collected from the diamond drilling programs for resource estimation are not ideal for flotation testwork.  Two separate drilling programs (eight holes in total) were conducted to collect samples specifically for the Bisha project metallurgical testwork.  The first set of samples was used for the scoping study (Phase I) and the second set was used for the Feasibility Study (Phase II).  The Supergene and Primary ore cores were handled and prepared with special care to minimize exposure to air following the recovery of the cores from the ground.  The oxide ore is essentially sulphide-free and as the cyanide leach testwork is not unduly affected by sulphide oxidation, the oxide ore drill cores do not require the same care in handling as the sulphide cores.

16.1.1

Location of the Metallurgical Sample Drill Holes

The location, azimuth and dip of the drill holes were considered carefully to maximize the number of variability composite samples that could be produced from a minimum number of drill holes.  The locations of the holes were also considered to provide as closely as possible an even spatial representation of the different areas of the deposit.  Table 16-1 summarizes the coordinates of the holes for the Phase I and Phase II drilling programs.

Holes Met 05-01 to 05-04 were drilled in March 2005 and comprise the Phase I portion of the program, producing five tonnes of sample.  The testing program conducted on these samples provided the metallurgical results for the scoping phase of the Bisha project.

Holes Met 05-06 to 08 were drilled in October 2005 and produced four tonnes of sample.  These samples were used to complete the Phase II metallurgical testing program to a level suitable for the Feasibility Study.

The top 40 to 60 metres of each drill hole was PQ diameter core to maximize the volume of core recovered in the Oxide and Supergene ore zones.  Below this level the core diameter was reduced to HQ size.  The PQ core samples were individually tagged at 1.5 m intervals and the HQ core samples were tagged at 3.0 m intervals.  The cores were air dried, packaged in double heavy duty plastic bags and placed into drums at the drill site.  The Supergene and Primary ore sample bags and drums were purged with nitrogen before closing to minimize subsequent sample oxidation.  Double tie-wraps were used to close the bags to ensure an air-tight seal.  The samples were then shipped by air to the SGS Lakefield Research testing laboratory in Lakefield Ontario.

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Table 16-1:

Metallurgical Sample Drill Hole Locations

Drill Hole Tag #	Drill Hole Co-ordinates	Azimuth	Dip	Ore Type	Depth From (m)	Depth To (m)
Met 05-01	1715400N, 339485E	270	-80	Oxide	10.5	36.0
				Supergene	39.0	67.5
				Primary	67.5	202.5
Met 05-02	1715500N, 339325E	90	-65	Primary	100.0	250.0
Met 05-03	1716050N, 339395E	vertical		Oxide	3.0	36.2
				Supergene	36.4	82.5
Met 05-04	1716050N, 339295E	290	-70	Oxide	-	36.0
				Supergene	36.0	84.0
Met 05-05	1715250N, 339520E	270	-80	Supergene	34.5	50.5
				Primary	50.5	115.0
Met 05-06	1715575N, 339425E	90	-90	Oxide	22.0	34.5
				Supergene	34.5	62.5
				Primary	62.5	152.5
Met 05-07	1716225N, 339425E	270	-80	Oxide	31.5	42.0
				Supergene	42.0	68.5
				Primary	68.5	124.3
Met 05-08	1715850N, 339400E	90	-70	Supergene	40.5	58.8

16.1.2

Sample Preparation

At the SGS Research laboratory, the samples were again air-dried, then weighed and crushed to minus 12.5 mm.  Small samples were split from each interval for assay and the remainder of the samples were temporarily repackaged and stored in a freezer to await compositing.  When the assays were returned, portions of selected samples were combined into sets of variability and master composite samples in a manner agreed to in consultations between Nevsun, SGS Lakefield Research and AMEC.

Variability Composite Samples

The Oxide ore variability composites were assembled according to their lithologies that were visually quite distinct.  The oxide ore lithologies identified in the collected samples were:

•

SOAP – Intensely acid leached rock

•

HALF – Half FERU and half oxidized volcanics

•

FERU – Consolidated ferruginous gossan

•

FERC – Unconsolidated ferruginous gossan (smaller pieces of very hard iron oxide)

•

REBX – Re-cemented breccia

•

HEBX – Heterolithic breccia

•

QTBX – Fragmented quartz breccia.

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The gold assays for the HEBX and QTBX samples collected were below the cut-off grade, therefore could not be included in the variability and master composite samples.

The mineralogy of the Supergene and Primary ores are quite similar, differing in the relative quantities of each mineral.  The Supergene and Primary ore drill core intervals were therefore combined into variability composite samples according to their geological zones and their copper and zinc grades.

Master Composite Samples

For the Phase I program, one master composite was made up from the variability composite samples for each of the following three main mineralization types:

•

Oxide Mineralization

•

Supergene Mineralization

•

Primary Mineralization.

For the Phase II program, two Primary ore master composites, typical of primary mineralization, were produced, a “zinc-rich” master composite and a “low-zinc” master composite, corresponding to Nevsun’s Scoping Study definition of the Primary resource grades as discussed in the October 2004 Technical Report (AMEC, 2004).

To the extent possible, the master composite samples were made to match the resource grades for each of the ore types.  These were acceptably close for all with the exception of the Supergene samples collected during Phase I.  The grade of copper in the Phase I Supergene master composite sample was significantly below the Scoping Study resource grade.  This problem was rectified with the Phase II sample set which included some very high Supergene copper values.  The Phase II Supergene master composite sample was close to the overall Supergene resource grade.

On agreement of the protocols to be used for compositing, weighed portions of each variability composite sample were combined to form the master composite samples.  A portion of each mix was split off for grindability testing and the remainder was crushed to nominal 10 mesh size, mixed again then split down to 2,000 gram charge size.  The Supergene and Primary ore sample charges were placed into heavy duty plastic bags with a packet of dessicant in each bag.  The bags were then purged with nitrogen, heat-sealed closed, labelled and stored in the freezer to await their use in the metallurgical tests.

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16.1.3

Representation of the Oxide Ore Resource by the Phase I Oxide Ore Master Composite Sample

In a “normal” sampling program where a more benign ore would permit the use of geological core splits to be used for metallurgical testwork, the metallurgical sample can potentially be represented by hundreds of drill holes.  In the case of the Bisha project, due to the reactivity of the copper minerals, the metallurgical samples needed to be drilled separately and precautions had to be taken to minimize the oxidation of the samples.  The cost of collecting these samples separately therefore placed a limit on the number of holes that could be drilled.  A total of eight drill holes to represent the three ore types is arguably a small number and brings to question how well the deposit is represented by these samples.

To quantify how well the Phase I Oxide ore master composite sample represents the deposit, Table 16-2 compares the distribution of the different lithologies in the overall Oxide ore resource as identified by the geological cores and the distribution of the lithologies in the composite sample.  The distribution of lithologies in the resource is based on the number of drill core intervals (count) that intercepted each lithology.

Table 16-2:

Comparison of Distributions of the Lithologies between the Bisha Oxide Resource and the Oxide Ore Master Composite Sample

		Oxide Resource			Master Composite Sample
Major Oxide Ore Lithologies Description	Lithology Code	Count	% Occurrence	Au (g/t)	% of Sample	Au (g/t)
Acid Leached Rock	SOAP	297	12.7	12.5	14.6	12.5
Half FERU, Half Oxidized Volcanics	HALF	149	6.4	2.3	12.1	4.4
Heterolithic Breccia	HEBX	113	4.8	5.7	-	-
Fragmented Quartz Breccia	QTBX	197	8.4	2.2	-	-
Quartz Breccia	QZBX	137	5.8	5.4	-	-
Re-cemented Breccia	REBX	54	2.3	6.4	7.6	6.5
Unconsolidated Ferruginous Gossan	FERC	413	17.6	9.9	40.6	7.9
Consolidated Ferruginous Gossan	FERU	659	28.1	5.4	25.3	7.2
Saprolite	SAPR	181	7.7	2.8	-	-
Others		147	6.3	10.0	-	-
Total		2,347	100.0	6.7	100.0	7.2

The breccias and gossans are comparatively clean and respond well to cyanidation leaching.  Saprolite, SOAP and semi-massive sulphides were expected to be more difficult to treat.  By coincidence, the “difficult to treat” lithologies make up approximately 27% in both the Oxide ore resource and the Phase I master composite sample.

A discussion of the comparison between the distribution of lithologies in the resource and the distribution in the Phase I master composite sample follows:

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•

The ferruginous gossans are the most abundant of the lithologies and this is reflected in both the resource and master composite distributions.

•

The Acid-Oxide (SOAP) lithology compares well in grade and distribution.

•

The half FERU and half oxidized volcanic (HALF) lithology is somewhat over-represented in the master composite sample.

•

The master composite sample does not contain any Saprolite ore type.

•

The lithologies not represented well in the Phase I master composite sample are therefore the breccias and saprolite.  Saprolite was one of the variability composite samples collected and tested during Phase II.

Although the Phase I master composite sample is made up from only five metallurgical drill holes, the distribution of lithologies within the sample represents the resource reasonably well therefore the results from the leaching testwork should provide a fair representation of the metallurgy from the oxide deposit.

The data in Table 16-2 was prepared in 2005 using a cut-off grade of 0.5 g/t Au.  The mining plan subsequently developed in 2006 used a cut-off grade of approximately 2.0 g/t Au, which reduced the resource tonnage and increased the grade to 8.0 g/t Au.  The 7.2 g/t Au grade of the master composite sample will therefore result in some conservatism in the leach recoveries achieved.

Table 16-3 describes the two additional Oxide ore variability composite samples that were prepared for Phase II cyanide leach testing.  The FERC represents one of the easy to leach lithologies and the SAPR represents one of the more difficult to leach lithologies.

Table 16-3:

Phase II Oxide Ore Variability Composite Samples

Lithology Code	Au (g/t)
FERC	7.7
SAPR	5.1

16.1.4

Representation of the Supergene and Primary Ore Resources by the Supergene and Primary Ore Master Composite Samples

Seven Supergene variability composite samples were produced from the eight metallurgical sample drill holes, with grades ranging from 1.82% Cu to 15.9% Cu.  From these variability composites, two master composite samples were produced, one for the Phase I testwork with a grade of 1.93% Cu and the other for the Phase II testwork grading 4.2% Cu as listed in Table 16-4.  The Supergene variability composite samples are all similar in mineralogy, but differ in the relative abundance of each mineral.  The economic copper minerals are covellite and chalcocite with minor chalcopyrite and bornite.  The matrix is primarily pyrite with minor non-sulphide gangue.

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Table 16-4:

Supergene Ore Composite Samples

Phase I Sample Description	Cu (%)
05-01 Variability Composite	3.46
05-03 Variability Composite	2.19
05-04 Variability Composite	1.82
Phase I Master Composite	1.93
Phase II Sample Description	Cu (%)
05-05 Variability Composite	10.30
05-06 Variability Composite	9.26
05-07 Variability Composite	2.40
05-08 Variability Composite	15.90
Phase II Master Composite	4.20

A total of 15 variability composite samples were made up for Primary ore from the 8 metallurgical drill holes, 7 for the Phase I testwork and 8 for the Phase II testwork.  For the Phase II testwork, 2 Primary ore master composite samples were produced:  a low-grade zinc and a high-grade zinc sample.  The Primary ore variability composite samples are listed in Table 16-5.

Table 16-6 summarizes the Bisha resource tonnages and head grades from the most recent mining plan included in the Feasibility Study.  Changes to mining cut-off grades since the Scoping Study (AMEC, 2004; AMEC, 2005) have increased the Oxide ore gold head grade and reduced the Primary ore zinc head grade, resulting in some discrepancy in head grades between the Scoping Study resource grades and the metallurgical composite sample grades for the Oxide and Primary ores.  The Phase II Supergene master composite sample matches reasonably well with the Feasibility Study resource copper head grade.

The zinc-rich and low-zinc Primary ore head grades in Table 16-6 were carried over from the Scoping Study.  These grades provided the head grade targets for the Feasibility Study Primary ore master composite samples.

As a result of the reduction in % Zn cut-off grade for the Feasibility Study reserve estimate, the zinc-rich head grade will be higher than the reserve estimate by approximately 1.0% Zn.

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Table 16-5:

Primary Ore Composite Samples

Phase I Sample Description	Cu (%)	Zn (%)
05-01A Variability Composite	2.35	3.90
05-01B Variability Composite	0.83	6.80
05-01C Variability Composite	1.85	3.45
05-02A Variability Composite	0.41	3.15
05-02B Variability Composite	0.64	9.67
05-02C Variability Composite	0.66	15.88
05-02D Variability Composite	0.90	7.19
Phase I Master Composite	0.79	8.32
Phase II Sample Description	Cu (%)	Zn (%)
05-05 High Grade Variability Composite	2.03	15.72
05-07 High Grade Variability Composite	0.50	11.72
05-05 Medium Grade Variability Composite	1.98	6.33
05-06 Medium Grade Variability Composite	1.91	9.74
05-08 Medium Grade Variability Composite	1.91	6.33
05-05 Low Grade Variability Composite	2.50	3.11
05-06 Low Grade Variability Composite	1.90	1.61
05-07 Low Grade Variability Composite	0.51	1.66
Phase II Zinc Rich Master Composite	1.39	9.18
Phase II Low Zn Master Composite	1.13	3.08

Table 16-6:

Bisha Proven and Probable Reserve Tonnages and Head Grades

Ore Type	tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide	4,016	8.0	32.9	0.1	0.08
Supergene	6,350	0.8	36.0	4.4	0.87
Overall Primary	9,713	0.8	54.0	1.1	7.20
Zinc Rich Primary	-	-	-	1.1	9.16
Low Zinc Primary	-	-	-	0.8	3.07

Note: Grades are rounded in this table and therefore do not exactly correspond with those reported in Table 16-25

16.2

Metallurgical Testwork

The Phase I testing program included grindability testing on all three master composite samples and the oxide variability composites, mineralogy studies and cyanide leach testing on the oxide master composite, and flotation testing on the Supergene and Primary ores.  The Primary areas of focus during Phase I were the grindability and leaching tests.

The areas of focus for the Phase II testing program were the flotation of the Supergene and Primary ores, mineralogical studies of the Supergene and Primary ores and the dewatering testwork for the three tailings products and flotation concentrates.  Some leaching tests were also conducted on the Phase II Oxide ore variability composite samples.

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16.2.1

Grindability Testwork

Splits were taken from each of the three Phase I master composite samples for JK drop-weight tests, MacPherson autogenous mill tests, Bond rod mill and ball mill work indices and abrasion indices.  Because the Oxide ore was indicated to be the hardest of the three ore types, the grindability work on the Oxide ore was expanded to include rod mill and ball mill Bond work index testing on each of the Oxide ore variability samples and a MacPherson mill test on the Oxide ore master composite sample.

JK Drop Weight and Abrasion Breakage Tests

The JK Tech drop weight test provides ore-specific parameters for use in the JK Simmet Mineral processing simulator software used to analyze and predict SAG/autogenous mill performance.  The JK drop weight testing apparatus uses a steel weight that is raised by a winch to a specific height.  A pneumatic switch releases that falls under the force of gravity and impacts a sample of the rock placed on a steel anvil.  The difference in distance between the starting point and final resting point of the weight determines the energy expended (Ecs) for the test.  The breakage products from the test are collected and sized, and the percentage passing one-tenth of the original rock size (t10) is determined.  A set of t10 and Ecs values produced from a total of 15 different energy and size combinations constitutes a standard JK Tech drop-weight test.

The t10/Ecs data pairs are processed through a least-squares fit analysis on the equation:

t10 = A(1-e-bEcs)

which describes the relationship between impact energy and breakage.  A and b are parameters used in the JK Simmet mill model.

The procedure for abrasion breakage testing is to tumble 3 kg of -55 +38 mm sample in a 305 mm x 305 mm laboratory mill for 10 minutes and determine the percentage passing the t10 size.  For the Bisha abrasion breakage tests, the mean particle size fed into the tumbling mill was 45.7 mm, therefore the t10 size is 4.57 mm.  The abrasion parameter used in the software model is referred to as ta where ta = t10/10.

The parameters A and b were developed from the drop-weight tests and ta from the abrasion test.  Table 16-7 summarizes these parameters for the three Bisha ore types.

Table 16-7:

JK Tech Drop Weight Test SAG/Autogenous Mill Parameters

Ore Sample	A	B	A x b	ta
Oxide	67.4	1.62	109	1.14
Supergene	81.9	1.95	160	1.22
Primary	85.9	1.25	107	0.74

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The product of A x b is a measure of the impact breakage of the material, the smaller the number the greater the resistance to impact breakage.  In the context of the JK Tech database of ores, the Supergene material is in the very soft range and the Oxide and Primary ores are in the soft to very soft range of resistance to impact breakage.

Similar to the impact breakage parameters, smaller ta values imply increased resistance to abrasion breakage. Values in the order of 1.0 kWh/t, as in the case of the Bisha samples, are in the low abrasion resistance range, compared with other ore types.  The database mean is 0.65 kWh/t.

As part of the JK Tech sample property assessment, the relative densities of 30 randomly selected particles for each ore type in the 26.5 to 31.5 mm size range were determined by weighing each particle in water and in air.  The results of the density measurements are summarized in Table 16-8.

Table 16-8:

Relative Density Measurements for 30 Particles of Each Ore Type

Ore type	Maximum	Minimum	Std Dev.	Mean
Oxide	4.17	2.19	0.71	3.17
Supergene	4.96	4.07	0.22	4.74
Primary	4.97	4.64	0.09	4.81

Note: all figures in g/cm3

It was noted that the majority of the Supergene and Primary ore samples were within the range of 4.6 to 5.0 g/cm3, however, the Oxide ore samples displayed a bi-modal histogram with one set of values bracketing a density of 2.5 g/cm3 and the other set bracketing a density of 3.9 g/cm3.  The ferruginous gossans will have higher densities, while the Acid Oxide, Breccias and Saprolite will have lower densities.

Standard MacPherson Grindability Test

Autogenous work index values were determined in accordance with the procedures used for the standard MacPherson grindability test.  For this test, the sample is stage crushed to 100% –1.25", then screened to separate the size fractions.  The sample is then recombined to a pre-set distribution as the feed to the 18" diameter Aerofall dry grinding mill.  The mill power draw is measured throughout the grinding run.  At the end of the grinding test, the mill and cyclone products are screened and the gross autogenous work index is determined.  The results of the tests are summarized in Table 16-9.

Table 16-9:

Summary of MacPherson Grindability Tests

Ore Sample	Ore Density (g/cm3)	F80 (µm)	P80 (µm )	Gross Power (kWh/mt)	Net Power (kWh/mt)	Correlated AWi (kWh/mt)
Oxide	3.17	22,217	319	4.13	4.74	8.4
Supergene	4.95	22,195	232	2.97	3.86	5.0
Primary	4.74	22,218	189	2.80	3.40	4.2

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The MacPherson procedure compares the test’s gross AWi against their database of operating plants to provide a correlated AWi value.  Our experience with this conversion is that it is too low therefore we add an additional factor ranging between 1.4 and 1.6 to the correlated AWi.  For the Oxide ore, this results in a SAG mill work index range of 11.8 to 13.4 kWh/mt, which brackets the 12.7 kWh/mt back-calculated from the JK Simmet SAG mill model.  Therefore there is considered to be good agreement between the two methods in sizing the SAG mill for the Oxide ore.  The Supergene and Primary ores are much softer than the Oxide ore therefore neither of these ores will have significant input into mill sizing.  Similar comparative calculations were therefore not performed on those composite samples.

Bond Rod Mill and Ball Mill Work Indices

Standard Bond rod mill and ball mill work index determinations were conducted on the master composite samples and Bond ball mill work indices were run on the harder Oxide, Supergene and Primary ore variability composite samples.  The work indices determined are summarized in Table 16-10.

The Oxide ore proved to be the hardest of the three ore types therefore the Oxide master composite work index was used to size the grinding mills for the plant.  The lower rod mill work indices for all three ore types indicate these ore types to be amenable to first stage SAG mill grinding.

16.2.2

Oxide Ore Mineralogy

A portion of Phase I Oxide master composite sample was studied for gold deportment to help evaluate its’ metallurgical performance.  The sample was subjected to superpanning, ore microscopy, x-ray diffraction and quantitative electron microprobe analysis.

The optical microscope and x-ray diffraction tests determined the sample to be composed primarily of iron oxide minerals (including goethite and hematite) with moderate quartz and minor barite, mica and argentojarosite.  Trace pyrite, arsenopyrite, native copper, chalcocite and covellite were also observed.  Selected particles analyzed by electron microprobe indicate the gold occurs primarily as native gold and the silver primarily as native silver.

A portion of the Oxide sample was concentrated on a superpanner and separated into three fractions: the superpanner tip which contained the majority of the liberated gold particles, the superpanner oxide which contained attached gold and heavier Fe-oxide minerals and the superpanner tail which contained the majority of the locked gold.  The superpanner oxide and tail fractions were also assayed for Au to determine the gold associated with the oxide minerals and silicates.  The mass balance of the superpanner products is summarized in Table 16-11.  As indicated in the table, the majority of the gold reported to the superpanner tail.

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Table 16-10:

Bond Rod Mill and Ball Mill Work Indices

Phase I Composite Samples	Rod Mill Work Indices			Ball Mill Work Indices
	F80	P80	RM Wi	F80	P80	BM Wi
Oxide Master	8097	876	12.7	2125	116	17.4
Oxide SOAP	-	-	-	1976	113	8.4
Oxide REBX	-	-	-	2165	114	12.6
Oxide FERC	-	-	-	1798	118	15.9
Oxide FERU	-	-	-	2296	123	19.5
Supergene Master	8649	786	5.5	1508	130	10.0
Supergene 05-01	-	-	-	1833	144	9.4
Supergene 05-03A	-	-	-	1211	132	11.6
Supergene 05-03B	-	-	-	1359	129	11.5
Supergene 05-04	-	-	-	1926	128	10.2
Primary Master	9431	703	4.8	1909	130	7.4
Phase II Composite Samples	Rod Mill Work Indices			Ball Mill Work Indices
	F80	P80	RM Wi	F80	P80	BM Wi
Oxide FERC 05-07	-	-	-	1386	124	20.6
Supergene 05-05	-	-	-	1670	134	10.2
Supergene 06-06	-	-	-	1768	127	9.5
Supergene 06-07	-	-	-	1785	138	10.3
Supergene 06-08	-	-	-	1138	131	12.3
Primary 05-05 H	-	-	-	2088	139	10.6
Primary 05-05 M	-	-	-	2067	141	9.4
Primary 05-05 L	-	-	-	1986	129	8.1
Primary 05-06 M	-	-	-	2143	133	7.7
Primary 05-06 L	-	-	-	2022	139	8.8
Primary 05-07 H	-	-	-	1304	152	10.4
Primary 05-07 L	-	-	-	994	133	11.0

Table 16-11:

Superpanner Mass Balance

Sample ID	Weight (%)	Assay Au (g/t)	Assay Ag (g/t)	Distribution Au (%)
Head	100.00	6.89	26.0	100.0
Superpanner Tip	0.70	185.00	-	18.8
Superpanner Oxide	19.95	6.71	-	19.4
Superpanner Tail	79.35	5.37	-	61.8

Portions of each superpanner product were mounted on polished sections for study under a reflected light microscope.  The result of this analysis is summarized in Table 16-12.

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Table 16-12:

Gold Scan of Superpanner Products

	Liberated		Attached		Locked
Sample ID	# of Grains	Size (µm)	# of Grains	Size (µm)	# of Grains	Size (µm)
Superpanner Tip	87	2-35	15	1-8	6	2-11
Superpanner Oxide	1	14	4	4-14	4	2-5
Superpanner Tail	-	-	-	-	4	1

A total of 108 gold grains were observed in the superpanner tip fraction, including 87 liberated grains, 15 grains attached to FeOx minerals and silicates and 6 grains locked in FeOx minerals and silicates.  The superpanner tail carries 62% of the gold and no liberated or attached gold was observed.  All of the gold in this fraction therefore occurs as locked grains in iron oxides and silicates with a grain size of 1 to 14 µm.  Liberated gold particles account for approximately 19% of the gold in a grain size between 1 to 35 µm, the majority being smaller than 20 µm.  This indicates that the gold in the Oxide ore would not be amenable to gravity recovery and good leach extractions would require a comparatively fine grind.

The photomicrographs in Figure 16-1 show liberated attached and locked gold particles.

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Figure 16-1:

Selected Reflected Light Images of Gold Particles

Liberated Gold Particles

Attached Gold Particles

Locked Gold Particles

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16.2.3

Oxide Ore Cyanidation Testwork

Phase I Oxide Ore Testwork

The cyanidation leach tests conducted during the Phase I program are summarized in Tables 16-13 and 16-14.

Table 16-13:

Summary of Preliminary Oxide Ore Cyanidation Testwork

Test #	Grind P80 µm	NaCN (g/L)	NaCN Added (kg/t)	NaCN Cons (kg/t)	CaO Added (kg/t)	24 h Leach Extraction Au (%)	48 h Leach Extraction Au (%)
CN1	1700	1.00	2.28	0.16	2.43	64.3	66.1
CN2	212	1.00	2.59	0.30	2.23	80.8	81.6
CN3	103	1.00	2.40	0.34	2.51	85.6	86.6
CN4	61	1.00	3.18	0.74	2.72	89.7	89.5
CN6	61	0.50	1.50	0.51	2.63	86.4	88.5
CN5	61	0.25	0.83	0.42	2.54	85.9	87.8
CN7	61	0.25	0.91	0.48	1.95	85.8	90.5
CN8	228	0.25	0.62	0.20	1.86	77.6	79.9
CN9	61	0.25	1.63	1.38	1.63	79.5	-
CIL1	61	0.25	1.22	1.03	2.15	-	88.4
CIL2	103	0.25	1.00	0.90	1.67	-	85.6
CIL3	1042	0.25	0.83	0.72	1.79	-	83.0
CIL4	61	0.25	1.69	1.22	1.66	85.9	-
CIL5	61	0.25	1.09	0.92	1.65	80.9	-
CIL6	61	0.50	2.39	2.10	2.34	-	88.5

Table 16-14:

CN Leach Tests Based on Residue Assays

Test #	Grind P80 µm	Slurry (% solids)	NaCN (g/L)	NaCN Added (kg/t)	NaCN Cons (kg/t)	CaO Added (kg/t)	Leach Time (h)	24 h Leach Extraction Au (%)
CN10	61	40	0.50	1.33	0.74	1.17	2	83.3
CN11	61	40	0.50	1.32	0.71	1.65	4	83.6
CN12	61	40	0.50	1.30	0.59	1.79	8	87.6
CN13	61	40	0.50	1.26	0.65	2.07	24	87.9
CN14	61	40	0.50	1.71	0.90	2.67	48	88.2
CN15	67	40	0.50	1.27	0.56	1.93	24	90.0
CN16	105	40	0.50	1.07	0.47	1.50	24	85.5
CN17	61	40	0.25	0.76	0.40	1.99	24	89.1
CN18	61	40	1.00	2.43	0.74	2.01	24	92.1
CN19	61	45	0.50	1.92	0.78	1.92	24	89.0
CN20	61	50	0.50	1.23	0.79	1.65	24	88.2
CN21	61	40	0.50	1.14	0.47	1.57	24	88.2

The initial set of cyanidation tests examined order-of-magnitude grind size and cyanide solution strength versus leach extraction.  Test CN1 was conducted to examine the possibility to heap leach the Oxide ore.  Heap leaching was subsequently dismissed as a viable process due to the low leach extraction of 66% Au at the comparatively fine crush size of 10 mesh.  These tests compare the leach extractions between comparatively coarse and fine grind sizes.  As described later in this section, the Phase II leaching tests examined the differences in leach extractions on more incremental changes in grind size.

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Reduced cyanide solution strengths indicate reduced leach extractions, the differences being less the longer the leach time is extended.

During the execution of tests CN5 through CN9, intermediate samples were cut from the sample slurry at the 2, 4, 8 and 24 hour intervals.  The pregnant solution assays from these samples exhibited extraction peaks at 4 hours of leach time, which then dropped to a lower level at 8 hours, then gradually increased again to a maximum at 48 hours.  Graphs plotted from these tests suggested temporary preg-robbing was taking place, therefore some CIL tests were conducted with 15 g/L activated carbon added to the slurry.  Residue assays on the intermediate slurry samples from these check tests did not corroborate the high extractions at 4 hours of leach time, therefore a problem with sample handling was suspected on the intermediate sample pregnant solution assays.

To confirm the sample handling error, test CN9 was conducted with both the pregnant solution and residue assays sampled and assayed at the intermediate intervals.  This test displayed a non-balance between the pregnant solution and residue assays in all the intermediate samples, confirming that a particular step in the preparation of the pregnant solution samples for assay was inadvertently causing a consistent bias in the assay results.  The urgency of the testing schedule did not permit an investigation into the cause of this sample handling problem.

The test series CN10 through CN14 was subsequently designed so each test would produce only one final leach slurry and that the extraction would be based on the final residue assays only.  This test series therefore avoided the problems associated with intermediate pregnant solution sampling and assaying.  Tests CN10 through CN14 are summarized earlier in Table 16-14, and are graphed in Figure 16-2.

The series CN10 through CN14 indicate the leach to be near complete after 8 hours of leach time, with extractions increasing only marginally between each interval up to 48 hours of leach time.  Tests CN15 through CN20 were subsequently conducted using 24 hours leach time to re-investigate alternative grind sizes, alternative cyanide concentrations and alternative leach slurry densities.

The test series CN10 through CN14 define the design leach extraction of 88% Au for the project.  A number of tests were subsequently conducted with alternate leach conditions as follows:

•

Test CN15 with slightly coarser grind

•

Test CN 16 with significantly coarser grind

•

Test CN17 with lower CN concentration

•

Test CN18 with higher CN concentration

•

Tests CN19 and CN20 with higher slurry density.

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Figure 16-2:

CN Leach Tests Based on Residue Assays

Cyanidation Tests Based on Residue Assays
93
92
91
90
89
88
87
86
85
84
83
82
Au Extraction, %
0
10
20
30
40
50
Leach Time, hrs
CN10-CN14
CN15 - 67um
CN16 - 105um
CN17 - 0.25g/L NaCN
CN18 - 1.0 g/L NaCN
CN19 - 45% solids
CN20 - 50% solids
CN21 - Repeat CN13

The majority of these tests returned higher leach extractions than the series CN10 through CN14, whereas they would be expected to be lower.  The only test that responded to expectations was CN16 with grind of P80 of 105 µm.  The results of these tests prompted the variables of grind, CN concentration and leach slurry density to be examined in more detail during the Phase II testing.

Phase II Oxide Ore Testwork

Two Oxide ore lithologies were intercepted during the Phase II drilling program: consolidated ferruginous gossan (FERC) and saprolite (SAPR).  Two variability composite samples were created from these lithologies.  The grade of the FERC composite was 7.7 g/t Au and the grade of the SAPR composite was 5.1 g/t Au, both lower than the Scoping Study resource grade estimate of 8.0 g/t Au; the SAPR composite grade is lower than the Feasibility Study resource grade estimate of 7.02 g/t Au.

The two samples were subjected to a series of 24 hour leach tests with variations in grind P80 of 60 and 75 µm, variations in leach slurry density of 45 and 50% solids and variations in CN concentration of 0.25 and 0.5 g/L NaCN.  Table 16-15 summarizes the results of these tests.

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Table 16-15:

Phase II CN Leach Tests

Composite and Test #	Grind P80 µm	Slurry (% solids)	NaCN (g/L)	NaCN Added (kg/t)	CaO Added (kg/t)	24 h Extraction Au (%)	24 h Extraction Ag (%)
SAPR
CN33	60	45	0.50	0.48	1.34	88.3	31.5
CN34	60	50	0.50	0.39	1.49	86.0	32.0
CN35	60	45	0.25	0.32	1.30	80.4	30.9
CN36	60	50	0.25	0.28	1.21	68.0	30.9
CN53	71	45	0.50	0.73	1.05	79.0	46.1
CN55	71	50	0.50	0.65	1.11	79.9	42.5
CN54	71	45	0.25	0.34	1.09	84.6	45.2
CN56	71	50	0.25	0.25	1.40	72.1	45.7
CN37	85	45	0.50	0.45	1.24	83.1	29.8
CN38	85	50	0.50	0.35	1.25	82.2	29.9
CN39	85	45	0.25	0.21	1.12	84.8	29.8
CN40	85	50	0.25	0.18	1.03	82.3	30.4
FERC
CN45	60	43	0.50	0.58	0.85	86.3	11.7
CN46	60	48	0.50	0.50	0.92	87.0	13.3
CN47	60	44	0.25	0.31	0.84	85.0	9.9
CN48	60	49	0.25	0.23	0.84	86.2	13.0
CN41	73	44	0.50	0.35	0.84	92.5	23.3
CN42	70	50	0.50	0.30	0.81	94.9	23.9
CN43	71	45	0.25	0.23	0.77	91.3	25.0
CN44	73	50	0.25	0.19	0.75	89.3	23.0

Contrary to expectations, the coarser grinds for both composite samples returned the higher leach extractions.  In line with expectations, the higher cyanide concentration resulted in higher leach extraction and higher slurry densities resulted in lower leach extractions, although by only a small margin.

To rationalize these grind versus extraction results, it is assumed that within the P80 range of 60 to 85 µm, there is no difference in leach extraction.  The average leach extractions for these tests At 0.5 g/L NaCN concentration is 83.9% for the SAPR composite and 89.8% for the FERC composite.  Weighting these recoveries according to the relative abundances of the two lithologies per Table 16-2, the combined extraction is predicted to be 88% Au, which is the same gold extraction determined by the Phase I testwork.

The gold deportment study indicates over 60% of the gold to be locked, yet the grind versus recovery tests in the P80 range of 60 to 85 µm do not show a strong grind dependence.  These tests suggest that there is some porosity in the Oxide ore matrix that allows the cyanide to penetrate to the locked gold particles.

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As a result of the Phase II Oxide leach testwork, the predicted gold extraction will remain at 88%.  The following modifications will be made to the Oxide leach design criteria from the Scoping Study, as outlined in the December 2005 Technical Report (AMEC, 2005):

•

Oxide ore leach feed grind will be coarsened from P80 of 61 to 75 µm

•

Oxide leach slurry density will be increased from 40% solids to 50% solids

•

Oxide leach cyanide concentration will be increased from 0.25 to 0.5 g/L NaCN

•

NaCN addition rate will be 0.5 kg/t and lime addition rate will be 1.0 kg/t.

16.2.4

Oxide Ore Flotation Testwork

A single flotation test was conducted on the Phase I Oxide ore master composite to determine if the gold could be economically recovered into a flotation concentrate.  The sample was ground to P80 of 60 µm in a soda ash environment and 50 g/t each of SIPX and 3477 were added as collector.  The results of this test are summarized in Table 16-16.

Table 16-16:

Summary of Oxide Ore Flotation Test

	Weight (%)	Assays				% Recoveries
Test Product		Au (g/t)	Cu (%)	Zn (%)	Fe (%)	Au	Cu	Zn	Fe
Calculated Head	100.0	6.81	0.13	0.11	44.0	100	100	100	100
Rougher Concentrate 1	5.4	55.0	0.2	0.2	38.7	43.8	6.8	7.7	4.8
Rougher Concentrate 1-2	18.7	23.3	0.1	0.1	39.6	63.9	20.6	21.9	16.8
Rougher Concentrate 1-3	30.7	15.7	0.1	0.1	39.0	70.9	34.0	35.8	27.2
Rougher Concentrate 1-4	40.3	12.7	0.1	0.1	39.3	75.2	44.0	46.1	36.0
Rougher Concentrate 1-5	44.2	11.9	0.1	0.1	39.1	77.3	47.4	50.3	39.3

The test shows that the flotation selectivity for gold is poor with rougher concentrate gold grades ranging from 55 g/t to12 g/t Au for gold recoveries between 44% and 77%.  The test results, as shown in Table 16-16, indicated that Oxide ore is not a good candidate for upgrading by flotation.

16.2.5

Phase II Supergene Ore Mineralogy

Four of the Phase II Supergene variability composite samples, the Phase II Supergene master composite sample and four individually selected Supergene core samples were submitted for mineralogical analysis using the method of Bulk Mineralogical Analysis (BMA).  The samples were analyzed by QEMSCAN microscope that identifies the minerals and quantifies each in terms of relative amounts, particle sizes and associations with other minerals.

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Composition of the Phase II Composite Samples

Figure 16-3 shows graphically the compositions of the Supergene ore samples by mineral.

Figure 16-3:

Composition of the Phase II Supergene Composites

The major minerals in the Supergene ore are: pyrite (72%–96%); secondary copper minerals covellite (1%–9%); chalcocite (0.2%–3%); and enargite, the primary copper minerals chalcopyrite and bornite, together with non-sulphide gangue (0.5%–7%).  Of the total Cu mineralization, 40%–80% occurs as the secondary minerals and 20%–60% occurs as the primary minerals.  There is significant sphalerite in two of the samples with small quantities of molybdenite and galena in several samples.  Composite 5, sample 2 has a very significant galena component.

Mineral Associations in the Phase II Supergene Composite Samples

Figure 16-4 illustrates the types and proportions of the Cu mineral associations in the Bisha Supergene ore at the nominal grind P80 of 75 µm.  The designations Lib 1o Cu and Lib 2o Cu refer to liberated primary and secondary copper minerals, defined as particles containing 80% or greater by area of copper.  Cu Binary refers to a mixture of primary and secondary Cu minerals.

Cu 1o Cu:Py and 2o Cu:Py refer to the primary and secondary Cu minerals respectively, that are associated with pyrite; Cu:Gangue defines Cu minerals associated with both sulphide and non-sulphide gangue.

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Composites 5, 6 and 7 indicate that over 80% of the available Cu to be liberated occurs primarily as secondary and binary Cu minerals.  Composite 8 has over 90% liberated Cu, of which 57% is secondary Cu.  The majority of the Cu:Py associations are with primary copper minerals which will define the grind versus recovery relationship.  The locked Cu ranges between 4.5% in composite 6 to 8.9% in composite 7 and will be essentially unrecoverable by flotation.

Figure 16-4:

Mineral Associations in the Phase II Supergene Composites

Supergene Ore Mineral Release Curves

Figures 16-5 and 16-6 are plots of the liberated mineral release curves for the primary copper minerals, chalcopyrite and bornite, in each sample.

The comparatively low liberation values for bornite reflect a very fine size distribution for the mineral.  Bornite will therefore contribute much of the Cu lost to tailing.

Figures 16-7 and 16-8 are the liberated mineral release curves for the two major secondary copper minerals covellite and chalcocite for each of the samples.  In general, the secondary copper minerals are more liberated than the primary minerals.  Figure 16-8 shows a bi-modal liberation for chalcocite.  The curves with the higher chalcocite liberations correspond to those samples with greater proportions of chalcocite.

Composite 5 has particularly low liberation values in all four of the major minerals and would be expected to produce the lowest copper concentrate grades and recoveries of all the samples tested.  Composite 8 has low primary copper liberation, but very high secondary copper liberation and would be expected to provide the best copper concentrate grades and recoveries as the secondary minerals comprise approximately 80% of the total copper.

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Figure 16-5:

Chalcopyrite – Liberated Mineral Release Curve

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Figure 16-6:

Bornite – Liberated Mineral Release Curve

Figure 16-7:

Covellite – Liberated Mineral Release Curve

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Figure 16-8:

Chalcocite – Liberated Mineral Release Curve

Limiting Grade–Recovery Curves

Figure 16-9 is a plot of the limiting grade–recovery curves based on the liberation of the copper minerals.  These curves demonstrate that very high concentrate grades would be possible if the liberated copper minerals could be separated cleanly from the sulphide and non-sulphide gangue.  The flotation testwork indicates that such high concentrate grades cannot be achieved due to the activity of the pyrite as a result of molecular coatings of copper on the their surfaces from the soluble secondary copper minerals.

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Figure 16-9:

Limiting Cu Grade–Recovery in Phase II Supergene Ore Samples

16.2.6

Supergene Ore Flotation Testwork

As observed from the mineralogy studies, the Supergene ore is composed of 80 to 90% pyrite; copper occurs primarily as covellite with minor chalcocite, chalcopyrite and bornite.  Covellite and chalcocite are both slightly soluble therefore some copper ions from these minerals will have migrated and attached themselves to the surfaces of the pyrite, resulting in a portion of the pyrite being active to flotation.  This phenomenon causes the flotation separation between copper and iron to be very difficult, and pyrite depression is the biggest challenge in the Supergene ore flotation processing strategy.

Phase I Supergene Ore Testing

During the Phase I program, over 30 batch flotation and two locked-cycle tests were conducted on the master composite sample.  The Phase I program provided the following information on the flotation of the Supergene ore:

•

A grind P80 of 75 µm will provide in excess of 90% Cu rougher recovery.  Variations to this grind were not investigated to any extent during the Phase I program.

•

Little difference was observed in effectiveness between SIPX and PAX collector therefore PAX was eventually selected as it also happens to be the collector of choice for Primary ore flotation.

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•

High lime additions were required in the grind, roughing flotation and cleaning flotation to obtain maximum recovery of copper.  Significant quantities of lime were also needed to maintain the flotation pH levels, indicating oxidation to be taking place throughout the test.  Redox potential and pH measurements were initiated to monitor the oxidation of the sample through the primary grind.  It was observed that grinding the ore with 1,500 g/t lime, resulted in a potential of the slurry after grinding between -240 and –340 mV and pH ranged between 7.2 and 9.5.  Aeration of the slurry and addition of more lime increased the potential to -50 to 0 mV, which is more suitable for copper flotation.

•

The use of sodium sulphite in the primary grind and in regrinding limited the drop in redox potential and pH during the grinding stages, therefore less lime was required to maintain the pH through the course of the test.

Figure 16-10 summarizes the grade versus recovery relationships for the last several Phase I Supergene ore flotation tests that included roughing, regrinding and cleaning.

Tests SF24 through SF29 were conducted on the master composite sample with head grade of 1.93% Cu.  Test SF30 was conducted on the high-grade variability sample with calculated head grade of 2.9% Cu.  Both of these samples are significantly lower in grade than that reported in the Supergene reserve estimate.

Unlike normal grade–recovery curves with convex shape and steeper slopes towards the higher grade, the grade-recovery curves for the Supergene tests are essentially straight lines, with the slopes of the lines being mildly dependent on the degree of rougher concentrate regrinding.

The most successful batch test conducted during Phase I was test SF30 on the high-grade Supergene composite sample.  The procedure for this test was therefore used for the locked-cycle test LCT2 on the high-grade composite sample.  Locked-cycle test LCT2 provided the basis for the Phase I Supergene copper concentrate grade of 30%Cu and recovery of 85% Cu.  LCT1 was conducted on the low-grade master composite sample.  This test was hampered by non-stable concentrate weight recoveries and produced disappointing results.

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Figure 16-10:

Phase I Supergene Ore Flotation Cu Grade vs. Recovery

Phase II Supergene Ore Flotation Testing

The Phase II Supergene master composite has a grade of 4.2% Cu, which is more comparable to the 4.4% Cu grade of the mineral reserves.  The higher copper grade, as compared to the Phase I sample, provided higher copper recoveries.

An additional 27 batch tests and four locked-cycle tests were conducted on the Phase II sample.  The Phase II testwork provided the following additional information on the flotation of Supergene ore:

•

Finer grinds provide an incremental increase in recovery of copper therefore the grind target was changed from P80 of 75 µm to 55 µm.  As the grinding mills have been sized for the much harder Oxide ore, finer grinds for both the Supergene and Primary ores fit with the grinding circuit design.

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•

It was found that regrinding all of the Supergene rougher concentrate provided only marginal improvement in the position of the grade-recovery curve for the subsequent 3-stage cleaning as compared to the roughing only grade-recovery curve.  It was surmised that regrinding the covellite and chalcocite increases the amount of copper being released into solution, therefore increasing the activity of the pyrite.  The Supergene flotation flowsheet was therefore modified to by-pass regrinding with the initial 3 minutes of the rougher concentrate.  This “primary” rougher concentrate that contained 80% of the recovered copper was upgraded in a single primary cleaner stage and the concentrate from the primary cleaner was removed as final copper concentrate.  The tailing from the primary cleaner was combined with the remaining rougher concentrate for regrinding and the reground product was subsequently upgraded in 3-stages of flotation cleaning.  An incremental improvement in overall concentrate grade was achieved with this flowsheet therefore this “split” cleaning circuit was adopted for the plant design.

Roughing kinetics tests were conducted on a several Supergene variability composite samples.  Only a single test was run for each composite, therefore the test conditions were not optimized.  The copper kinetics for these tests is shown in Figure 16-11.

Figure 16-11:

Supergene Variability Composite Rougher Kinetics

The mineralogy study on composite 5 shows a significant galena content and it is speculated that this is the cause of the poor kinetic test results.  The response from this sample was quite strange in that both the rougher grade and recovery improved together.  The concentrate grade at 41% recovery was 28.3% Cu.  It is expected that by continuing testwork on this sample, acceptable recoveries could eventually be achieved, although the galena would likely report to the copper concentrate with the possibility of incurring a smelter penalty.

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The responses from the other three variability composites were more normal, producing similar results to the master composite sample.

The metallurgical balances for the locked-cycle tests LCT3 and LCT4 are summarized in Tables 16-17 and 16-18.  These balances provide the basis for the Supergene ore copper concentrate grade (30% Cu) and recovery (92% Cu), which were used for the Feasibility Study.

Table 16-17:

Supergene Ore Locked-Cycle Tests LCT3

		Assays			% Distribution
Product	Weight (%)	Cu (%)	Au (g/t)	Ag (g/t)	Cu	Au	Ag
Calculated Head	100.0	4.04	0.83	36.0	100.0	100.0	100.0
Copper Concentrate	12.2	30.5	3.5	146	91.9	56.0	54.0
Final Tailing	87.8	0.18	0.46	19.2	8.1	44.0	46.0

Table 16-18:

Supergene Ore Locked-Cycle Tests LCT4

		Assays			% Distribution
Product	Weight (%)	Cu (%)	Au (g/t)	Ag (g/t)	Cu	Au	Ag
Calculated Head	100.0	3.99	0.83	36.0	100.0	100.0	100.0
Copper Concentrate	13.0	28.3	3.4	142	92.4	56.0	54.0
Final Tailing	87.0	0.18	0.42	19.0	8.1	44.0	46.0

The Supergene flotation conditions used for design are as follows:

•

Grind to P80 of 55 µm with 1,500 g/t lime and 600 g/t sodium sulphite

•

Flotation pH target of 12.0 in all stages

•

Flotation retention time lab to plant scale-up 2x

•

Primary rougher concentrate recovery target 80%Cu

•

Regrind with 300 g/t sodium sulphite, product size of P80 of 15 to 20 µm

•

Total lime addition 5.1 kg/t

•

Total sodium sulphite addition 0.9 kg/t

•

Total PAX addition 0.12 kg/t

•

Total MIBC addition 0.07 kg/t.

16.2.7

Phase II Primary Ore Mineralogy

Seven Primary ore variability composite samples collected during the Phase II sample gathering program were submitted for QEMSCAN mineralogical studies.  Figure 16-12 shows the mineral distributions in each of the samples ground to a nominal P80 of 75 µm.  Essentially all of the minerals present in the Supergene ore also occur in the Primary ore, but differ in relative quantities.

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Figure 16-12:

Composition of Phase II Primary Ore Variability Composite Samples

Chalcopyrite is the most abundant copper mineral in the Primary ore ranging between 1.5% and 6.0% of the total mineral mass.  Sample 05-05H contained the most secondary copper at 1.3% of the mineral mass compared to less than 0.3% of the mineral mass in the others.  Sample 05-05H also contained the most sphalerite.  The range of sphalerite grade is wide, the lowest grade was in sample 05-06L at 2.4% sphalerite, and the highest grade at 26.6% sphalerite.  Pyrite comprises 65 to 95% of the mineral mass of the samples.

Mineral Associations in the Phase II Primary Ore Composite Samples

Figure 16-13 shows the Cu mineral associations in the Primary ore samples.  The samples display a range of liberated primary, secondary and mixed copper ore types.  Total liberated copper exceeds 80% in all samples.  Pyrite is the major contaminant, being attached to 8–12% of the copper in the sample.  Approximately 5% of the copper is locked in all the samples.  Sample 05-07L contains the most liberated chalcopyrite and the least covellite and chalcocite and therefore would be expected to float easily due to the low probability of pyrite activation.  On the other hand, the high proportion of secondary copper in sample 05-05H will likely cause difficult separations between copper and iron and between copper and zinc.

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Figure 16-13:

Cu Mineral Associations in the Phase II Primary Ore Composites

Figure 16-14:

Zn Mineral Associations in the Phase II Primary Ore Composites

Figure 16-14 shows that most of the zinc in the composite samples is present as liberated sphalerite (80–94%) and only about 1% is locked.  The sphalerite/pyrite association ranges between 5% and 15% and the sphalerite/copper association is 1% to 2%.  The zinc mineral associations suggest that the zinc should be readily recovered to high-grade zinc concentrates.  The biggest challenge to obtaining good zinc flotation results will be to minimize the recovery of zinc to the copper concentrate.

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Primary Ore Mineral Release Curves

Figures 16-15 and 16-16 are the mineral release curves for chalcopyrite and sphalerite in the Primary ore samples.

Compared to the Supergene samples, the chalcopyrite in the Primary ore samples is well liberated.  Sphalerite is indicated to be the most liberated of all the minerals.

Limiting Grade-Recovery Curves

Figure 16-17 shows the limiting grade-recovery curves for the Primary ore composite samples based on the liberation of the minerals described above.  The much higher limiting grade for sample 05-06H is due to the significantly higher covellite and chalcocite content in that composite sample.  The actual separation by flotation however, will be negatively affected by the secondary copper minerals activating the pyrite and sphalerite.

Figure 16-15:

Chalcopyrite – Liberated Mineral Release Curve

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Figure 16-16:

Sphalerite – Liberated Mineral Release Curve

Figure 16-17:

Limiting Cu Grade-Recovery in Primary Ore Samples

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16.2.8

Primary Ore Flotation Testwork

Phase I Primary Ore Copper Flotation Testing

The Phase I Primary ore master composite sample assayed 0.8% Cu and 8.3% Zn, compared to the mineral reserve grade estimate of 1.1% Cu and 7.2% Zn.  The initial tests confirmed the main challenge in Primary ore flotation to be the separation of a copper concentrate with minimum zinc and iron content.  Zinc flotation was relatively easy with recoveries of 95% or more of the remaining zinc to rougher concentrates, which upgraded to 55% Zn grade in two cleaning stages.  The majority of the work on the Primary ore was therefore focused on copper flotation.

The copper roughing and cleaning tests conducted on the Phase I master composite sample are graphed in Figure 16-18.

Figure 16-18:

Phase I Primary Ore Batch Flotation Cu Grade vs. Recovery

Primary Ore Roughing and Open-Circuit Cleaning
Cu Grade vs Recovery
% Cu Recovery
% Cu Grade
100
90
80
70
60
50
40
30
0
5
10
15
20
25
30
35
PF10
PF11
PF12
PF14
PF15
PF15B
PF16
PF16B
PF17
PF21
PF22
PF23
PF24
LCT1
LCT2

The initial Phase I flotation tests on the Primary ore indicated copper rougher recoveries up to 90% are achievable with a grind P80 of 75 µm.  Similar to the Supergene ore, high levels of lime were required to attain these recoveries.  A pH of 11.5 became the target for copper rougher flotation and the overall lime addition ranged from 3,000 to 4,000 g/t.  PAX proved to be superior to SIPX therefore was designated as the standard xanthate collector for both ores.  Sodium sulphite and zinc sulphate/sodium cyanide depressants were tested extensively.

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The Primary ore sample was found to be deteriorating at a significant rate over time, presumably due to oxidation effects.  The best results from the Phase I program came from tests conducted early in June and early July 2005 (tests PF10 and PF11).  The worst results came from tests conducted in mid-to-late August (tests PF21 to PF23).  Copper recoveries to the copper rougher decreased 10%–15% for each month the sample aged.  Test PF24 is a rougher kinetic test conducted to regain some of the lost recovery by increasing the collector dosage.  This was partially successful, but the grade to the concentrate remained lower than the earlier tests.  Test LCT1 locked-cycle test was based on the conditions for batch test PF21 and demonstrated that the locked-cycle test will provide 5% higher Cu recovery than the batch test at the same grade.  However, this test was also affected by sample deterioration therefore could not be used to assess the metallurgy of the Primary ore.

Because of sample deterioration, the optimum copper flotation test conditions were not considered to be established during the Phase I program.  One of the primary objectives of the Phase II test program was therefore to determine the conditions that will provide the optimum copper and zinc results from the Primary ore.

Phase I Primary Ore Zinc Flotation Testing

Only a few zinc concentrate regrinding and cleaning tests were conducted during the Phase I program, but those tests generally produced good results.  These tests are summarized in Figure 16-19.

The single points in the graph represent roughing only batch tests and the locked-cycle test LCT2.  Standard zinc flotation conditions were used for all of the zinc roughing and cleaning tests.

Table 16-19 lists the tests that were used to project the zinc metallurgy of 55% Zn concentrate grade at 85% Zn recovery for the Phase I test program.

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Figure 16-19:

Primary Ore Batch Flotation Zn Grade versus Recovery

Primary Ore Roughing and Open-Circuit Cleaning
Zn Grade vs Recovery
% Zn Recovery
% Zn Grade
100
90
80
70
60
50
40
30
25
35
45
55
65
PF10
PF11
PF12
PF13
PF14
PF15
PF16
PF16B
PF17
PF18
PF19
PF20
PF21
PF22
PF23
PF24
LCT2

Table 16-19:

Projected Zinc Metallurgy from Phase I Testing

	Test PF12		Test PF14		Test LCT2
Description	Grade Zn (%)	Recov. Zn (%)	Grade Zn (%)	Recov. Zn (%)	Grade Zn (%)	Recov. Zn (%)
Rougher Concentrate	45.5	90.3	42.9	88.8	-	-
1st Cleaner Concentrate	58.8	81.0	56.6	86.9	-	-
2nd Cleaner Concentrate	60.1	77.7	59.0	84.3	53.4	86.3

Phase II Primary Ore Flotation Testing

As a result of the oxidation of the Phase I composite samples, the procedures used in the preparation of the Phase II samples were much more rigorous.  Heavy duty bags were used for the individual sample charges and along with the ore sample, a packet of dessicant was included in each bag.  The bags were purged with nitrogen then heat sealed closed.  The prepared sample charges were then stored in a freezer until their use in the tests.

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The copper in the Phase II zinc rich master composite sample was found to have a higher degree of dissemination than the copper in the Phase I sample and a grind of P80 of 55 µm was found to be necessary to obtain similar copper grade-recovery curves as obtained in the Phase I program.  The grind target was therefore changed from P80 of 75 to 55 µm both for the remaining testwork and for the plant design.

Figure 16-20 graphs a series of copper roughing kinetic tests conducted on a set of Primary ore variability composite samples.  The tests showed similar flotation characteristics to the master composite samples with Cu recoveries ranging between 87%and 96% Cu for all except test PV1 on composite sample 05-05H which returned a rougher recovery of only 37% Cu.  As with the Supergene variability sample testing, the schedule did not permit repeating the test or to optimize the flotation conditions, therefore the reason for the poor performance on this sample is not known.

Zinc roughing kinetic tests were also conducted on the variability samples.  The majority of these tests recovered 96% or more of the remaining zinc to the rougher concentrate.  Two exceptions were PV2 and PV5, which returned zinc rougher recoveries of 61% and 71% respectively.  There is no explanation for the low recovery from PV2.  The feed grade in PV5 was 1.5% Zn and the majority of the zinc floated into the copper concentrate.

As only single tests were conducted on the variability composite samples, there was no optimization of the test conditions.  These test results are therefore included for interest only.  They have not been used in any part to formulate the final feasibility grades and recoveries for the Primary ore.

Figure 16-20:

Primary Ore Variability Composites

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Phase II Locked-Cycle Tests

The initial flotation tests on both the zinc-rich and low zinc Phase II master composite samples conducted in December 2005 used the depressant combination of zinc sulphate and sodium cyanide in both the primary grind and in the regrind.  Table 16-20 summarizes the average metallurgical balance of the two low zinc locked-cycle tests LZn LCT1 and LZn LCT2.  Table 16-21 summarizes metallurgical balance for the zinc-rich locked-cycle test ZnR LCT1.

By weighting the metallurgical balances according to the tonnage ratios of the two ore types in the resource, the overall copper concentrate grade is calculated to be 25.3% Cu at 85.3% Cu recovery and the overall zinc concentrate grade is calculated to be 53.7% Zn at 84.8% Zn recovery.

Table 16-20:

Summary of Locked-Cycle Tests on the Low Zn Master Composite

		Grades		% Distribution
Average of LCT1 & LCT2	Weight (%)	Cu (%)	Zn (%)	Cu	Zn
Calculated Head	100.00	1.10	3.00	100.0	100.0
Cu 3rd Cleaner Concentrate	3.43	28.00	3.47	87.0	4.0
Zn 2nd Cleaner Concentrate	4.77	0.75	52.50	3.2	83.4
Rougher Tailing	83.15	0.08	0.21	5.8	5.8
Zn 1st Cleaner Tailing	8.65	0.50	2.37	3.9	6.8

Table 16-21:

Summary of Locked-Cycle Test on the Zn-Rich Master Composite

		Grades		% Distribution
ZnR LCT1	Weight (%)	Cu (%)	Zn (%)	Cu	Zn
Calculated Head	100.00	1.35	8.76	100.0	100.0
Cu 3rd Clnr Concentrate	4.62	24.80	6.04	85.0	3.2
Zn 2nd Clnr Concentrate	13.78	0.40	53.99	4.1	84.9
Rougher Tailing	71.31	0.14	0.55	7.3	4.5
Zn 1st Cleaner Tailing	10.29	0.47	6.30	3.6	7.4

Subsequent tests on the Phase II Primary ore master composite centered on the substitution of the zinc sulphate/sodium cyanide depressant with the depressant sodium sulphite, in both the primary grind and the regrind.  Sodium sulphite showed improved selectivity against pyrite, but inferior selectivity against sphalerite in copper roughing and cleaning.  Combinations of both depressants were also tested, which showed some promise, however an optimized procedure could not be developed before sample deterioration again became apparent in mid-May 2006, preventing verification of the procedure.  The December 2005 locked-cycle tests summarized in Tables 16-20 and
16-21 therefore form the basis for the Primary ore metallurgical projection.

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The Primary ore flotation conditions used for design are as follows:

•

Grind to 55 µm P80 with 1,500 g/t lime, 150 g/t zinc sulphate and 50 g/t sodium cyanide

•

Laboratory to plant flotation time scale-up of 2.0

•

Roughing and first cleaner flotation pH target of 11.5

•

Second and third cleaner flotation pH target of 12.0

•

Regrind Cu rougher concentrate to15 µm P80 with 120 g/t zinc sulphate and 40 g/t sodium cyanide

•

3-stage cleaning of copper regrind product

•

Condition Zn flotation feed with 750 g/t copper sulphate

•

Regrind Zn rougher concentrate to 15–20 µm P80 with 60 g/t copper sulphate

•

Total lime addition 3.7 kg/t

•

Total zinc sulphate addition 0.3 kg/t

•

Total sodium cyanide addition 0.09 kg/t

•

Total copper sulphate addition 0.9 kg/t

•

Total PAX addition 0.18 kg/t

•

Total MIBC addition 0.11 kg/t.

16.3

Projection of Grades and Recoveries

The metallurgical performances of the three ore types used for the Feasibility Study are summarized in Table 16-22.

Table 16-22:

Metallurgical Performance of the Three Ore Types

Item	Au Recovery (%)	Ag Recovery (%)	Cu Grade(%)	Cu Recovery (%)	Zn Grade(%)	Zn Recovery (%)
Bullion from Oxide Ore	87	36	-	-	-	-
Cu Concentrate from Supergene Ore	56	54	30	92	-	-
Cu Concentrate from Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Primary Ore	9.6	22	0.3	3	55	83.5

The recoveries of gold and silver to bullion are less than the leach extractions due to the subsequent solution and carbon losses (estimated to be 1% for each metal).

16.3.1

Yearly Metal Production Estimates

Tables 16-23, 16-24 and 16-25 estimate the yearly metal production based on the March 2006 mining plan and the grades and recoveries in Table 16-22.

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Table 16-23:

Estimate of Yearly Metal Production from Oxide Ore

Year	1	2	3	4	Total
Feed Tonnage (kt)	2,000.0	1951.8	-	64.4	4,016.2
Feed Grade (g/t Au)	8.35	7.76	-	3.96	7.99
Feed Grade (g/t Ag)	24.3	40.0	-	83.9	32.9
Recovery (% Au)	87	87	-	87	87
Recovery (% Ag)	36	36	-	36	36
Au (kg)	14,532	13,174	-	222	27,928
Ag (kg)	17,494	28,080	-	1,945	47,519
Bullion Weight (t)	37.7	48.5	-	2.5	88.8

Table 16-24:

Estimate of Yearly Metal Production from Supergene Ore

Year	2	3	4	5	6	Total
Feed Tonnage (kt)	48.2	2,000.0	1,935.6	2,000.0	366.2	6,350.0
Feed Grade (% Cu)	4.54	4.38	4.27	4.69	3.53	4.40
Feed Grade (g/t Au)	1.7	1.0	0.8	0.7	0.7	0.8
Feed Grade (g/t Ag)	54.9	34.4	30.2	42.5	37.4	36.0
Concentrate Weight (t)	6,707	268,786	253,487	287,898	39,667	856,545
Concentrate Grade (% Cu)	30	30	30	30	30	30
Concentrate Grade (g/t Au)	6.7	4.1	3.3	2.8	3.7	3.4
Concentrate Grade (g/t Ag)	213	138	125	159	186	144
Concentrate Recovery (% Cu)	92	92	92	92	92	92
Concentrate Recovery (% Au)	56	56	56	56	56	56
Concentrate Recovery (% Ag)	54	54	54	54	54	54

Table 16-25:

Estimate of Yearly Metal Production from Primary Ore

Year	6	7	8	9	10	Total
Feed Tonnage (kt)	1,633.8	2,000.0	2,000.0	2,000.0	2,079.0	9,712.7
Feed Grade (% Cu)	1.14	1.06	1.14	1.19	1.19	1.14
Feed Grade (% Zn)	6.82	7.67	7.24	6.94	7.30	7.21
Feed Grade (g/t Au)	0.80	0.74	0.71	0.76	0.81	0.76
Feed Grade (g/t Ag)	48.9	54.6	52.7	53.8	58.9	54.0
Cu Concentrate Weight (t)	63,314	71,974	77,799	80,781	84,045	377,914
Cu Concentrate Grade (% Cu)	25	25	25	25	25	25
Cu Concentrate Grade (g/t Au)	3.7	4.5	3.9	3.6	3.8	3.9
Cu Concentrate Grade (g/t Ag)	7.4	7.4	6.5	6.8	7.2	7.1
Cu Concentrate Recovery (% Cu)	85	85	85	85	85	85
Cu Concentrate Recovery (% Au)	36	36	36	36	36	36
Cu Concentrate Recovery (% Ag)	29	29	29	29	29	29
Zn Concentrate Weight (t)	169,105	232,740	219,736	210,736	230,278	1,062,595
Zn Concentrate Grade (% Zn)	55	55	55	55	55	55
Zn Concentrate Grade (g/t Au)	0.7	0.6	0.6	0.7	0.7	0.6
Zn Concentrate Grade (g/t Ag)	94	94	96	102	106	99
Zn Concentrate Recovery (% Zn)	83.5	83.5	83.5	83.5	83.5	83.5
Zn Concentrate Recovery (% Au)	9.0	9.0	9.0	9.0	9.0	9.0
Zn Concentrate Recovery (% Ag)	20	20	20	20	20	20

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16.4

Process Plant Description

The Bisha mineral reserves contain three ore types: the gold- and silver-bearing oxide cap, underlain by the secondary copper mineralized Supergene ore, which is in turn underlain by the Primary ore with chalcopyrite and sphalerite mineralization.

The three ores will require different processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the top oxide zone.  Before the Oxide ore is exhausted, the additional Supergene ore process equipment will be installed and commissioned, so a smooth transition can be made from the Oxide ore to the Supergene ore.  Similarly, before the Supergene ore is exhausted, the additional equipment required to process the Primary ore will be installed and commissioned to permit a smooth transition from Supergene to Primary ore with minimum interruption and shutdowns.

The Oxide ore will be processed by cyanide leaching and the Supergene and Primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.

Due to the reactivity of the Supergene and Primary ores, stockpiling these ores will be avoided or minimized.  On the other hand the Oxide ore can be stockpiled, therefore the mining and process operating plans will allow for stockpiling and campaigning the Oxide ore as appropriate, throughout the life of the mine.

16.4.1

Oxide Ore Process Plant

All of the facilities required to process Oxide ore will be installed prior to the commencement of production.  This will include the primary crusher, the SAG and ball grinding mills, the leach/CIP circuit, the refinery, the tailing thickener, the tailing discharge system and the necessary reagent, water and air systems.

Primary Crushing

Oxide ore will be transported from the various pit locations by 36-t capacity haul trucks to the primary crushing station.  The ore will be dumped into a 100-t capacity dump hopper through a 600 mm x 600 mm opening stationary grizzly.  Ore lumps larger than the grizzly opening will be broken to passing size by a 56 kW rock breaker.

The ore will be metered from the dump hopper by a 150 mm opening vibrating grizzly feeder.  Oversize from the grizzly feeder will discharge into a 1,050 mm x 1,400 mm 186 kW (41" x 55", 250 hp) primary jaw crusher.  The fines passing through the feeder will combine with the crusher discharge and be transported by conveyor to the 5,500-tonne live capacity crushed ore stockpile.

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The primary crusher has been sized for a nominal throughput of 350 t/h with a closed-side setting of 130 mm to provide a SAG mill feed F80 of 150 mm.  The design crusher operating time is 67%.  This will allow for some dead time for mine haulage truck scheduling and the necessary down time for crusher maintenance.

Grinding

One of two installed 1,219 x 6,096 apron feeders in the reclaim tunnel under the coarse ore stockpile will meter the crushed ore to a 6,096 mm diameter x 2,590 mm EGL SAG mill with 1,864 kW motor (20' diameter x 8.5' EGL, 2,500 hp) at the design rate of 248.2 t/h.  Lime slurry will be added with the ore into the SAG mill feed chute at the rate of 1.5 kg/t ore.  The slurry discharging from the SAG mill will be classified by a 9.5 mm passing vibrating screen with the screen oversize returned to the SAG mill feed conveyor via a set of recycle conveyors.  The screen fines will be pumped to the cyclone feed pump box where they will be combined with the discharge from the 5,486 mm diameter x 8,230 mm secondary ball mill with 4,101 kW motor (18' diameter x 27', 5,500 hp).  The cyclone underflow will gravity flow into the ball mill feed chute.  Trash will be removed from the cyclone overflow by a vibrating screen with 28 mesh panels and the screen fines will be directed to the pre-aeration/leach feed distribution box.

The cyclone overflow feeding pre-aeration will have a P80 of 75 µm and the slurry density will be 35% solids.  The grinding and leach circuits are sized for an operating availability of 92%.

The Oxide is the hardest of the ore types, the master composite sample returning a test work index of 17.4 kWh/t.  Both the SAG and ball mills will be operated at more than 90% of their capacities while milling the Oxide ore.  The SAG mill will have a 15 to 20%(v/v) ball charge and the SAG mill transfer size is anticipated to be 1,500 to 2,000 µm.

Pre-Aeration/Pre-Leach Thickening/Leach and CIP

Under normal operating conditions, the cyclone overflow will be directed by valves in the pre-aeration/leach feed distribution box to discharge into the 13,500 mm diameter x 14,700 mm pre-aeration tank where the agitated slurry will be injected with air at elevated pH to oxidize the potential cyanide consumers.  The pre-aeration retention time will be approximately 3.5 hours.

The aerated slurry will flow by gravity from the pre-aeration tank into the 23 m diameter pre-leach thickener where the slurry density will be increased to 50% solids.  The thickened slurry will be pumped by thickener underflow slurry pumps to the 13,500 mm diameter x 14100 mm high #1 leach tank.  The thickener overflow will be recycled to the process water tank.

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The leach circuit will consist of five 13,500 mm diameter agitated tanks, ranging in height from 14,100 mm to 11,700 mm.  To minimize the installation costs, the tanks will all have the same bottom elevation and the overflow discharge elevations will drop 600 mm from tank to tank.  The total leach retention time will be approximately 26 hours.  To facilitate maintenance on any of the leach tanks or agitators, each tank will be fitted with a distribution box and bypass piping.

The discharge from the #5 leach tank will flow to the feed distribution launder of an 8-cell 90 m3 capacity/tank carousel CIP circuit.  The carousel CIP design was selected in large part to minimize the carbon batch size, which would be in excess of 13 tonnes with a standard CIP plant due to the significant quantity of silver that will be recovered with the gold from the Oxide ore.  With the carousel design the carbon batch size will be 6 tonnes.  Similar to the leach tanks, distribution launders and piping will allow any of the CIP tanks to be by-passed for maintenance.

The CIP tanks will provide 15 minutes retention time per tank at a slurry density of 49% to 50% solids.  Carbon concentration will be 65 to 70 g/L.  At the design feed grades, the carbon will load to 15,000 to 20,000 g/t combined gold and silver.

The CIP tailing discharging from the carousel circuit will flow over a carbon safety screen to collect any carbon that will have passed through a holed inter-stage screen.  The safety screen will thus provide an alarm for necessary inter-stage screen maintenance.  The screen undersize will be pumped to cyanide destruction tanks where the reagents copper sulphate, lime and sodium metabisulphite will be added to reduce the WAD cyanide to less than 2 ppm.  Each of the two cyanide destruction tanks will provide 1.5 hours of retention time.  Per normal Inco air/SO2 applications, 0.2 g Cu/g CN and 6.0 g SO2/g CN reagent addition rates will be used for design.

The slurry discharging from cyanide destruction will be pumped to the 36 m diameter tailing thickener to be thickened to approximately 65% solids.  The thickener overflow will be pumped to the process water tank for re-use in the grinding circuit and the thickener underflow will be collected in a 8,500 mm diameter x 8,500 mm tailing surge tank from where it will be pumped to the tailing storage pond through a 3,000 m long x 250 mm diameter pipeline.

There will not be a reclaim water collection system as free water is not expected to accumulate in the tailings pond to any appreciable extent with the exception of minor pooling during the wet season.

Carbon Handling and Refining

The CIP tank containing the loaded carbon batch will be taken off stream and the entire contents from that tank will be pumped to the loaded carbon screen.  The screened carbon will discharge into the 1,300 mm diameter x 12,200 mm acid wash vessel and the screen undersize slurry will be returned to the CIP feed distribution launder.  The only other movement of carbon within the CIP tanks will be the return of the stripped and re-activated carbon back into the tank after the tank and mechanism has been thoroughly cleaned of carbon particles.

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The carbon will be washed with a dilute hydrochloric acid solution in the acid wash tank to remove build-up of carbonates and sulphates.  Following acid washing, the carbon batch will be transferred to the stripping vessel where the gold and silver will be stripped from the carbon by a hot caustic/cyanide solution in a pressure Zadra strip at approximately 140°C and 350 kPa.  The pregnant solution produced from stripping will be discharged into the pregnant solution tank.

The hot pregnant solution will be pumped from the pregnant solution tank through a bank of three 3.5 m3 electrowinning cells to recover the gold and silver into a metallic sludge.  The sludge will be filtered and dried, then combined with fluxes and smelted in an induction furnace to produce the final gold/silver doré product.

Ancillary Services

The following ancillary services will be required to support the gold/silver leaching process:

•

Reagent systems, including lime, flocculant, sodium cyanide, caustic soda, copper sulphate, sodium metabisulphite and hydrochloric acid.

•

Compressed air systems, including the primary crusher air system, clutch air system, plant air system, instrument air system and low-pressure pre-aeration/leach and CN destruction air system.

•

Fresh water supply system, including water supply wells and pumps, fresh/fire water tank and pumps and potable water supply tank and pumps.

•

Process water system, including process water tank, process water distribution pumps, process water clarifier, gland seal water tank and gland seal water pumps.

•

Mine water discharge pumps.

•

Tailing disposal system and tailing pond seepage monitoring and seepage return pumps.

16.4.2

Supergene Ore Process Plant

Beginning approximately one year before the main Oxide ore reserves are exhausted, the Supergene ore processing equipment will be installed.  The additional equipment will include the Supergene ore roughing and cleaning flotation circuits, the copper concentrate regrind mill, the copper concentrate thickener and pressure filter, the copper concentrate load-out building, the copper flotation reagent systems, flotation air blowers and pressure filter air compressors.

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Primary Crushing and SAG/Ball Mill Grinding

No change is envisioned in the operation of the primary crusher to process the Supergene ore.  The crusher closed-side setting will remain at 130 mm to provide a SAG mill feed F80 of 150 mm.

The Supergene ore is much softer than the Oxide ore, therefore the primary mill will be operated as an autogenous mill while processing the Supergene ore.  The average work index of the Supergene ore is 10.6 kWh/t and the hardest Supergene ore tested has a work index of 12.3 kWh/t.  The P80 transfer size from the primary autogenous mill is anticipated to be approximately 1,500 µm and the ball mill will be operated with a 25 to 30% ball charge to produce a flotation feed size of P80 of 50 to 55 µm.  Reagents added to the SAG mill feed chute will include 1.5 kg/t lime and 0.6 kg/t sodium sulphite.

By operating the ball mill at full power draw, a Supergene processing rate up to 8,000 t/d would be possible, assuming the Supergene work index of 10.4 kWh/t.  The primary mill would remain autogenous to provide as fine a feed to the ball mill as possible.

Supergene Copper Flotation

The Supergene copper rougher flotation circuit will be a string of ten 40 m3 tank cells.  The concentrate from the first two tank cells will be collected separately and fed directly to a bank of three 8 m3 conventional flotation cells, the “primary” copper first cleaners.  The primary cleaner concentrate will be final copper concentrate and will be pumped directly to the concentrate thickener.  More than 70% of the Supergene copper concentrate will originate from the primary first cleaners.  The primary cleaner tailing will be combined with the rougher concentrate from the remaining eight tank cells, then will be pumped to the 1,250 hp copper regrind vertical regrind mill circuit to be reground to a target P80 of 15 µm.  The regrind cyclone overflow will be pumped to the “secondary” copper cleaners for upgrading of the remaining copper concentrate in a 3-stage cleaner flotation circuit consisting of eight 16 m3 conventional first cleaner flotation cells, five 8 m3 conventional second cleaner cells and three 8 m3 conventional third cleaner cells.  The second and third cleaners will be installed end-to-end with the third cleaner tailing flowing directly into the feed box of the second cleaners.

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A scale up factor of 2 has been applied to the laboratory test flotation times for the design of the plant flotation cells.  The flotation cell retention times for the Supergene copper circuit will be:

•

primary copper rougher  – 7 minutes

•

total copper rougher retention time – 31 minutes

•

primary 1st cleaner – 10 minutes

•

secondary 1st cleaner – 22 minutes

•

secondary 2nd cleaner – 12 minutes

•

secondary 3rd cleaner – 12 minutes.

The rougher tailing discharging from the last rougher tank cell will be pumped into the 36 meter diameter tailing thickener.  As with the Oxide tailing, the Supergene tailing will be thickened to 65% solids and the thickener overflow will be recycled to the process water tank.  The thickened underflow slurry will be pumped into the tailing slurry surge tank, then to the tailing storage pond via the 3,000 m long tailing pipeline.

Copper Concentrate Dewatering and Load-Out

The primary and secondary copper concentrate will be pumped to the 20 m diameter copper concentrate thickener for initial dewatering.  The concentrate will be thickened to 65% solids and the underflow will be pumped by ODS air-diaphragm pump to the 12-hour capacity 7,000 mm diameter x 8,000 mm filter feed slurry storage tank.  The thickener overflow will be recycled to the process water tank.

The thickened concentrate will be further dewatered to 8% by weight moisture by a 108 m2 pressure filter.  The filtered concentrate will be discharged onto a concentrate collecting conveyor then transported by a stacking conveyor to the copper concentrate storage and load-out shed.  The load-out shed will have a capacity of approximately 7 days of concentrate production.

A front-end-loader will load the concentrate onto concentrate haulage trucks for transport to the port of Massawa where it will off-loaded and conveyed into the 40,000-t capacity holding shed where it will be stored prior to loading onto ocean freighters for shipment to smelters.

Ancillary Services

Many of the reagent, air and water services already installed for the Oxide ore process will be used to process the Supergene ore.  In addition, the following new equipment will be required:

•

Reagent systems for PAX, MIBC and sodium sulphite

•

Two 11,000 m3/h 41 kPa air blowers for the copper flotation cells (one standby)

•

1,800 m3/h 930 kPa drying air and 750 m3/h 2,000 kPa pressing air compressor systems for the Cu pressure filter

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16.4.3

Primary Ore Process Plant

Before the Supergene reserves are exhausted, the remaining equipment required to process the Primary ore will be installed.  The additional equipment will include the zinc roughing and cleaning flotation circuits, the zinc concentrate regrind mill, the zinc concentrate thickener and pressure filter, the zinc concentrate load-out building, the zinc flotation reagent systems, additional zinc flotation air blower and zinc pressure filter air compressor.

Primary Crushing and SAG/Ball Mill Grinding

Again, no change is envisioned in the operation of the primary crusher to process the Primary ore.  The crusher closed-side setting will remain at 130 mm to provide SAG a mill feed F80 of 150 mm.

The Primary ore is the softest of the three ore types therefore the primary mill will continue to be operated as an autogenous mill.  The hardest Primary ore composite sample returned a work index of 11.0 kWh/t, which is similar in harness to the average Supergene ore.  The P80 transfer size from the primary autogenous mill is therefore anticipated to be similar to that for the Supergene ore, in the range of 1,000 to 1,500 µm.  The ball mill will be operated with a 20 to 25% ball charge to produce a flotation feed size of P80 of 50 to 55 µm.  Reagents added to the SAG mill feed will include 1.5 kg/t lime and 0.6 kg/t sodium sulphite.  The depressant combination of zinc sulphate and sodium cyanide may also be added to the SAG mill feed.

Operation of the ball mill at full power draw would allow the Primary ore to be processed at up to 11,000 t/d, assuming the Primary ore work index of 7.4 kWh/t.  Similar to the Supergene processing strategy, the primary mill would remain in autogenous mode to provide as fine a feed to the ball mill as possible.

Primary Ore Copper and Zinc Rougher Flotation

The grade of copper in the Primary ore is significantly lower than in the Supergene ore. However, the same flotation retention time will be required in the copper roughers therefore the copper rougher flotation circuit will maintain use of the ten 40 m3 copper rougher tank cells.  The concept of the “split” rougher concentrate used in Supergene flotation cleaning, however, will not be applied for the Primary ore.  The bank of three 8 m3 “primary” copper first cleaners will therefore be bypassed and all of the rougher concentrate from the ten tank cells will be pumped to the 1,250 hp copper regrind vertical regrind mill circuit.  As with the Supergene concentrate regrinding, the target regrind cyclone overflow P80 will remain at 15 µm.  The regrind cyclone overflow product will then be upgraded to final concentrate grade in the existing 3-stage copper cleaner flotation circuit.

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The rougher tailing discharging from the last copper rougher tank cell will be pumped into the new 4,500 mm diameter x 4,500 mm zinc feed conditioning tank, where the reagents lime and copper sulphate will be added to activate the contained zinc.  The zinc feed conditioning tank will overflow into a bank of eight new 40 m3 zinc rougher flotation tank cells.  The flotation reagents PAX and MIBC will be added into the overflow stream of the conditioning tank.

The Primary ore tailing discharging from the last zinc rougher tank cell will be pumped into the 36 m diameter tailing thickener.  As with the previous processes, the tailing will be thickened to 65% solids and the thickener overflow will be recycled to the process water tank.  The thickened underflow slurry will be pumped into the tailing slurry surge tank, then to the tailing storage pond via the 3,000 m long tailing pipeline.

Primary Ore Concentrate Regrinding and Flotation Cleaning

The copper concentrate regrinding and flotation cleaning circuits will use the same equipment as was used for the Supergene ore process, with the exception that the Supergene “primary” first cleaners will not be used for the Primary ore.

A 1,250 hp vertical mill was selected for the zinc concentrate regrinding duty, an identical mill to that selected to regrind the copper concentrate.  The target regrind cyclone overflow product size again is a P80 of 15 µm.

Upgrading the zinc rougher concentrate to final concentrate grade will be conducted in two stages; in a bank of eight 16 m3 conventional first cleaner flotation cells and a bank of six 8 m3 conventional second cleaner flotation cells.

Copper and Zinc Concentrate Dewatering and Load-Out

Copper and zinc concentrate dewatering and load-out will be conducted in two parallel lines using essentially the same equipment with the exception of the sizes of the pressure filters.

The final copper and zinc concentrates will be pumped to their respective 20 m diameter high-rate concentrate thickeners for initial dewatering.  Both concentrates will be thickened to 65% solids and the underflow will be pumped by ODS air-diaphragm pumps to 12-hour capacity 7,000 mm diameter x 8,000 mm filter feed slurry storage tanks.  The copper thickener overflow will be recycled to the process water tank and the zinc thickener overflow will be recycled as launder spray water in the zinc flotation circuit.

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The thickened concentrate will be further dewatered to 8% by weight moisture by pressure filters.  The copper filter will have 108 m2 filtering area and the zinc filter will have 120 m2 filtering area.  The filtered concentrates will be discharged onto concentrate collecting conveyors then transported by stacking conveyors to the concentrate storage and load-out sheds.  The load-out sheds will each have a storage capacity of 3,069 m3, or approximately 7 days each of Supergene copper and Primary ore zinc concentrate production.

The copper and zinc concentrates will be loaded onto concentrate haulage trucks by a front-end loader then transported from the site by highway route to the port of Massawa.  Holding sheds at Massawa will store the concentrates prior to loading onto ocean freighters for shipment to smelters.  The holding sheds will have capacities of 40,000 to 45,000 tonnes each of the copper and zinc concentrates.

Ancillary Services

The Primary ore process will require the use of many of the reagent, air and water services already installed for the Oxide and Supergene ore processes.  In addition, the following new ancillary equipment will be required:

•

Reagent system for zinc sulphate

•

Additional blower for the zinc flotation cells

•

Additional drying air system for the Zn pressure filter.

16.5

Process Design Criteria

The following tables summarize the process design criteria for the Bisha Main Zone.

Data Source	Process Design Criteria
1 – Client	Project	BISHA
2 – Testwork	Project #	147692
3 – AMEC	Client	Nevsun Resources Ltd.
4 – Calculation	Date	28 June 2006
5 – Mass Balance	Document #	147692-DC-N-0001
6 – Vendor	Revision	C

General	Units	Oxide	Supergene	Primary	Source	Rev
Yearly Throughput	(Mt)	2	2	2	1
Operating Days/Year	(d)	365	365	365	1
Daily Throughput	(t/d)	5,479.5	5,479.5	5,479.5	1
Overall Plant Availability	(%)	92	92	92	1
Operating hours/year	(h)	8,059	8,059	8,059	1
Throughput Rate	(t/op h)	248.2	248.2	248.2	4

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Run-of-Mine Ore	Units	Oxide	Supergene	Primary	Source	Rev
Ore Moisture Content	(% wt)	5	5	5	3
Run-of-Mine Ore Top Size	(Mm)	760	760	760	3
Ore Specific Gravity	(t/m3)	3.17	4.76	4.81	2
Ore Bulk Density	(t/m3)	1.93	2.89	2.92	4
Ore Abrasion Index	-	0.40	0.22	0.20	2
Ore Feed Grades	(g/t Au)	8.0	0.8	0.8	1	C
	(g/t Ag)	32.9	36.0	54.0	1	C
	(%Cu)	0.10	4.40	1.14	1	C
	(%Zn)	0.08	0.87	7.21	1	C

Primary Crushing	Units	Oxide	Supergene	Primary	Source	Rev
Crusher Yearly Throughput	(Mt)	2	2	2	1
Crusher Operating Days/Year	(d/a)	363	363	363	3
Crusher Maintenance Schedule	(h/wk)	8	8	8	3
Crusher Operating Time	(%)	67	67	67	4
Crusher Design Throughput	(t/op h)	350	350	350	3
Crusher Feeder Grizzly Opening	(mm)	150	150	150	3
Crusher Closed-Side Setting	(mm)	130	130	130	3

Grinding	Units	Oxide	Supergene	Primary	Source	Rev
Grinding Yearly Throughput	(Mt)	2	2	2	1
Grinding Operating Days/Year	(d/a)	365	365	365	1
Grinding Daily Throughput	(t)	5,479.5	5,479.5	5,479.5	5
Grinding Availability	(%)	92	92	92	3
Grinding Tonnage Rate	(t/op h)	248.2	248.2	248.2	5
SAG Mill Feed F80	(Mm)	125,000	125,000	125,000	3
JK Teck SAG/Auto Mill Parameters	A	67.4	81.9	85.9	2
	B	1.62	1.95	1.25	2
	A x b	109.2	159.7	107.4	2
	ta	1.14	1.22	0.74	2
MacPherson AG/SAG Work Index	(kWh/t)	8.4	5.0	4.2	2
Bond Rod Mill Work Index	(kWh/t)	12.7	5.5	4.8	2
Bond Ball Mill Work Index	(kWh/t)	17.4	12.0	7.4	2
SAG Mill Transfer P80	(μm)	2,000	1,500	1,500	3
Ball Mill Cyclone Overflow P80	(μm)	75	55	55	2	C
Ball Mill Circulating Load	(%)	200	250	250	3	C
Cyclone Overflow % Solids	(%)	35	35	35	3
Lime Addition to Mill Feed	(g/t)	1,500	1,500	1,500	2
Sodium Sulphite to Mill Feed	(g/t)	-	600	600	2

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Pre-Aeration and Pre-leach Thickening	Units	Oxide	Supergene	Primary	Source	Rev
Pre-aeration Solids Flow Rate	(t/h)	248.2	-	-	5
Pre-aeration Slurry Density	(% solids)	35	-	-	5
Pre-aeration pH	(pH)	10.5 – 11.0	-	-	2
Pre-aeration Retention Time	(h)	3.5	-	-	3
Pre-leach Thickener Feed Rate	(t/h)	248.2	-	-	5
Thickener Flocculant Addition	(g/t)	25	-	-	2
Thickener Underflow Density	(% solids)	50	-	-	3
Thickener Unit Area Required	(t/m2/h)	0.7	-	-	2

Leach and CIP	Units	Oxide	Supergene	Primary	Source	Rev
Leach Feed Density	(% solids)	49.9	-	-	5	C
Leach Retention Time	(h)	24	-	-	3
Leach Slurry pH	(pH)	10.5 – 11.0	-	-	2
Leach Tank Air Flow per 1000m3	(m3/m)	10	-	-	3
NaCN Leach Concentration	(g/L)	0.5	-	-	2
Leach Gold Extraction	(% Au)	88	-	-	2
Leach Silver Extraction	(%Ag)	37	-	-	2
CIP Circuit Design	-	Carousel	-	-	3
No. CIP Stages	(#)	8	-	-	6
Retention Time/CIP Stage	(min)	15	-	-	6
CIP Tank Air Flow per 1,000 m3	(m3/m)	10	-	-	3
CIP Carbon Batch Size	(t)	6	-	-	6	C
CIP Tank Carbon Concentration	(g/L)	67	-	-	4	C
Precious Metal Carbon Loading	(g/t)	17,500	-	-	4	C

Cyanide Destruction	Units	Oxide	Supergene	Primary	Source	Rev
Flow Rate to CN Destruction	(t/op h)	248.2	-	-	5
CN Destruction Slurry Density	(% solids)	40	-	-	3	C
Number of CN Destruction Tanks	(#)	2	-	-	3
CN Destruction Retention Time	(h)	3	-	-	3
SO2 Equivalent Addition Rate	(g/g CN)	6	-	-	3
Cu Equivalent Addition Rate	(g/g CN)	0.2	-	-	3

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Carbon Desorption and Refining	Units	Oxide	Supergene	Primary	Source	Rev
Loaded Carbon Screen Mesh Size	(Tyler)	28	-	-	3
Acid Wash Vessel Capacity	(t Carbon)	6	-	-	3
Acid Wash Solution	(%HCl)	5	-	-	3
Strip Vessel Capacity	(t Carbon)	6	-	-	3
Stripping Schedule	(strips/d)	1	-	-	3
Strip Solution Make-up	(g/L NaCN)	10	-	-	3
(g/L NaOH)	20	-	-	3
Strip Solution Flow Rate	(BV/h)	2	-	-	3
Stripping Temperature	(°C)	143	-	-	3
Volume Strip Solution/Strip	(BV)	12	-	-	3
Volume Wash Water/Strip	(BV)	2	-	-	3
Carbon Regeneration Temperature	(°C)	700	-	-	3
Carbon Sizing Screen Mesh Size	(Tyler)	20	-	-	3
Carbon Loss in ADR	(g/t)	60	-	-	3
Pregnant Solution Flow to EW	(BV/h)	0.7	-	-	3
Electrowinning Current Density	(A/m2)	100	-	-	6
Gold Smelting Furnace Type	-	Induction	-	-	3
Furnace Operating Temperature	(°C)	2,200	-	-	6

Cu Rougher Flotation (A)	Units	Oxide	Supergene Primary	Primary	Source	Rev
Feed Rate to Rougher Flotation	(t/op h)	-	248.2	-	5	C
Laboratory Retention Time	(min)	-	3.5	-	2	C
Retention Time Scale-Up	-	-	2	-	3	C
Unit Flotation Air Flow Rate	(%vol/min)	-	15	-	6	C
Concentrate Weight Recovery	(% wt)	-	11.0	-	2	C
PAX Addition Rate	(g/t)	-	40	-	2	C
MIBC Addition Rate	(g/t)	-	15	-	2	C
Slurry pH	(pH)	-	12.0	-	2	C
Concentrate Froth Factor	-	-	2	-	3	C

Cu Rougher Flotation (B)	Units	Oxide	Supergene Secondary	Primary	Source	Rev
Feed Rate to Rougher Flotation	(t/op h)	-	220.9	248.2	5	C
Laboratory Retention Time	(min)	-	15.5	20	2	C
Retention Time Scale-Up	-	-	2	2	3
Unit Flotation Air Flow Rate	(%vol/min)	-	15	15	6	C
Concentrate Weight Recovery	(% wt)	-	18.0	20.2	2	C
PAX Addition Rate	(g/t)	-	40	60	2	C
MIBC Addition Rate	(g/t)	-	15	45	2	C
Slurry pH	(pH)	-	12.0	11.5	2	C
Concentrate Froth Factor	-	-	2	2	3

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Zn Rougher Flotation	Units	Oxide	Supergene	Primary	Source	Rev
Feed Rate to Rougher Flotation	(t/op h)	-	-	236.7	5	C
Zn Feed Conditioning Time	(min)	-	-	5	2
Laboratory Retention Time	(min)	-	-	5	2	C
Retention Time Scale-Up	-	-	-	2.5	3
Unit Flotation Air Flow Rate	(%vol/min)	-	-	15	6
Concentrate Weight Recovery	(% wt)	-	-	24.0	2	C
PAX Addition Rate	(g/t)	-	-	100	2	C
MIBC Addition Rate	(g/t)	-	-	25	2	C
Slurry pH	(pH)	-	-	11.0 – 11.5	2	C
Concentrate Froth Factor	-	-	-	2	3

Concentrate Regrinding	Units	Oxide	Supergene	Primary	Source	Rev
Cu Regrind Circuit Feed	(t/op h)	-	68.0	67.5	5	C
Regrind Cyclone Overflow P80	(μm)	-	15	15	2
Cu Concentrate Work Index	(kWh/t)	-	12 (assumed)	12 (assumed)	3
Zn Regrind Circuit Feed	(t/op h)	-	-	76.9	-
Regrind Cyclone Overflow P80	(μm)	-	-	15	-
Zn Concentrate Work Index	(kWh/t)	-	-	12 (assumed)	3

Cu Flotation Cleaning (A)	Units	Oxide	Supergene Primary	Primary	Source	Rev
1st Cleaner Solids Flow Rate	(t/op h)	-	27.3	-	2
1st Cleaner Lab Flotation Time	(min)	-	5	-	2
Lab to Plant Retention Scale-up	(#)	-	2	-	3
Flotation Unit Air Flow Rate	(%vol/min)	-	30	-	3

Cu Flotation Cleaning (B)	Units	Oxide	Supergene Secondary	Primary	Source	Rev
1st Cleaner Solids Flow Rate	(t/op h)	-	68.0	78.4	5
1st Cleaner Lab Flotation Time	(min)	-	11	8	2
Lab to Plant Retention Scale-up	(#)	-	2	2	3
1st Cleaner Unit Air Flow Rate	(%vol/min)	-	30	30	3
2nd Cleaner Solids Flow Rate	(t/op h)	-	28.3	25.8	5
2nd Cleaner Lab Flotation Time	(min)	-	6	5	2
Lab to Plant Retention Scale-up	-	-	2	2	3
2nd Cleaner Unit Air Flow Rate	(%vol/min)	-	40	40	3
3rd Cleaner Solids Flow Rate	(t/op h)	-	14.9	14.9	2
3rd Cleaner Lab Flotation Time	(min)	-	6	6	2
Lab to Plant Retention Scale-up	-	-	2	2	3
3rd Cleaner Unit Air Flow Rate	(%vol/min)	-	40	40	3

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Cu Concentrate Dewatering	Units	Oxide	Supergene	Primary	Source	Rev
Cu Conc Thickener Feed Rate	(t/op h)	-	30.3	11.4	5
Flocculant Addition Rate	(g/t)	-	35	35	2
Cu Thickener Unit Area Required	(t/m2/h)	-	0.15	0.15	3	C
Cu Thickener Area Safety Factor	(%)	-	25	25	3
Cu Thickener Underflow Density	(% solids)	-	65	65	3
Concentrate Slurry Tank Capacity	(h)	-	12	12	6
Cu Pressure Filter Unit Area	(kg/m2/h)	-	400	400	3	C
Cu Pressure Filter Cake Moisture	(% wt)	-	8	8	3
Cu Concentrate Bulk Density	(t/m3)	-	2.6	2.6	4
Filter Cake Storage Capacity	(d)	-	7	10	4	C
Zn Concentrate Dewatering	Units	Oxide	Supergene	Primary	Source	Rev
Zn Conc Thickener Feed Rate	(t/op h)	-	-	34.2	5
Flocculant Addition Rate	(g/t)	-	-	35	2
Zn Thickener Unit Area Required	(t/m2/h)	-	-	0.15	3	C
Zn Thickener Area Safety Factor	(%)	-	-	25	3
Zn Thickener Underflow Density	(% solids)	-	-	65	3
Concentrate Slurry Tank Capacity	(h)	-	-	12	6
Zn Pressure Filter Unit Area	(kg/m2/h)	-	-	400	3	C
Zn Pressure Filter Cake Moisture	(% wt)	-	-	8	3
Zn Concentrate Bulk Density	(t/m3)	-	-	2.7	4
Zn Filter Cake Storage Capacity	(d)	-	-	7	4

Tailing Thickening	Units	Oxide	Supergene	Primary	Source	Rev
Thickener Feed Solids Flow Rate	(t/op h)	248.2	217.9	202.5	5
Flocculant Addition Rate	(g/t)	20	20	20	2	C
Thickener Unit Area Required	(t/m2/h)	0.30	0.30	0.30	4	C
Thickener Area Safety Factor	(%)	25	25	25	4
Thickener Underflow Density	(% solids)	65	65	65	2
Tailing Slurry Surge Tank Capacity	(h)	1	1	1	3

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Reagent Handling	Units	Oxide	Supergene	Primary	Source	Rev
Quick Lime
Usage Rate	(kg/t)	3.0	5.1	4.0	2
Daily Consumption	(t)	16.5	28.5	22.0	4
Mix Slurry Strength	(% wt)	12	12	12	3
Holding Tank Capacity	(d)	2	2	2	3
Form of Supply	-	1,000 kg Bag	1,000 kg Bag	1,000 kg Bag	3
Sodium Sulphite
Usage Rate	(kg/t)	-	0.9	0.8	2
Daily Consumption	(kg)	-	4,950	4,400	4
Mix Solution Strength	(%)	-	25	25	3
Mix Batch Quantity	(kg)	-	5,000	5,000	3
Holding Tank Capacity	(d)	-	2	2	3
Form of Supply	-	-	1,000 kg Bag	1,000 kg Bag	3
Zinc Sulphate
Usage Rate	(kg/t)	-	-	0.10	2
Daily Consumption	(kg)	-	-	550	4
Mix Solution Strength	(%)	-	-	25	3
Mix Batch Quantity	(kg)	-	-	2,000	3
Holding Tank Capacity	(d)	-	-	4	3
Form of Supply	-	-	-	1,000 kg Bag	3
Sodium Cyanide
Usage Rate	(kg/t)	0.5	-	0.03	2
Daily Consumption	(kg)	2,700	-	165	4
Mix Solution Strength	(%)	25	-	25	3
Mix Batch Quantity	(kg)	2,700	-	2,700	3
Holding Tank Capacity	(d)	2	-	-	3
Form of Supply	-	909 kg Box	-	909 kg Box	3

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Reagent Handling	Units	Oxide	Supergene	Primary	Source	Rev
Sodium Metabisulphite
Usage Rate per Residual NaCN	(g/L NaCN)	3.4	-	-	4
Daily Consumption	(kg)	3,740	-	-	4
Mix Solution Strength	(%)	25	-	-	3
Mix Batch Quantity	(kg)	4,000	-	-	3
Holding Tank Capacity	(d)	1	-	-	3
Form of Supply	-	1,000 kg Bag	-	-	3
Copper Sulphate
Usage Rate	(kg/t)	0.1	-	0.75	2
Daily Consumption	(kg)	550	-	3,921	4
Mix Solution Strength	(%)	15	-	25	3
Mix Batch Quantity	(kg)	2,000	-	4,000	3
Holding Tank Capacity	(d)	4	-	2	3
Form of Supply	-	1,000 kg Bag	-	1,000 kg Bag	3
Hydrochloric Acid
Usage Rate	(kg/t)	0.05	-	-	2
Daily Consumption	(kg)	275	-	-	4
Solution Strength	(%)	50	-	-	6
Form of Supply	-	270 kg Drum	-	-	3
Caustic Soda
Usage Rate	(kg/t)	0.3	-	-	4
Daily Consumption	(kg)	1,650	-	-	4
Mix Solution Strength	(%)	20	-	-	3
Mix Batch Quantity	(kg)	2,000	-	-	3
Holding Tank Capacity	(d)	2	-	-	3
Form of Supply	-	1,000 kg Bag	-	-	3
Flocculant
Usage Rate	(kg/t)	25	26.2	21.9	2
Daily Consumption	(kg)	137.5	143.7	120.6	4
Mix Solution Strength	(%)	0.2	0.2	0.2	3
Holding Tank Capacity	(d)	6	6	6	3
Form of Supply	-	1,000 kg Bag	1,000 kg Bag	1,000 kg Bag	3
PAX
Usage Rate	(kg/t)	-	0.12	0.18	2
Daily Consumption	(kg)	-	660	980	4
Mix Solution Strength	(%)	-	10	10	3
Mix Batch Quantity	(kg)	-	1,000	1,000	3
Holding Tank Capacity	(d)	-	2	2	3
Form of Supply	-	-	1,000 kg Bag	1,000 kg Bag	3
MIBC
Usage Rate	(kg/t)	-	0.07	0.11	2
Daily Consumption	(kg)	-	385	578	4
Solution Strength	(%)	-	100	100	3
Holding Tank Capacity	(d)	-	10	10	3
Form of Supply	-	-	180 kg Drum	180 kg Drum	3

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16.6

Risks and Opportunities

Processing Rates

The requirement to design the process plant for three different ores results in marginal grinding mill sizing for the Oxide ore and over sizing for the Supergene and Primary ores, although the target milling rate remains the same for all three ores.  There will therefore be opportunity to mill the Supergene ore as high as 8,000 t/d and the Primary ore as high as 11,000 t/d to enhance the project economics, although this would result in a shorter mine life.

Leach Residence Time

The leach testwork indicates near complete leaching at about 8 hours of leach time with an incremental increase of approximately 1.0% extraction at 48 hours.  The leach circuit was designed with a leach residence time of 24 hours, although the leach data suggests an economic trade-off between 24 hours and 12 hours.  The 24 hours was selected to add a margin of safety because of the limited number of leach time versus extraction tests conducted.  Additional tests should be conducted on a wider variety of samples to determine if the leach residence time can be safely shortened to 12 hours.

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17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1

Mineral Resources Introduction

The mineral resource estimates for the Bisha Project were prepared by Steve Blower, P.Geo. (formerly Principal Geologist with AMEC) in December 2005, under the direction of Douglas Reddy, P.Geo. (formerly Technical Director of Geology and Geostatistics with AMEC).  Composites and 3-dimensional solid models were constructed utilizing commercial mine modelling software (Gems®). Interpolation of Au, Ag, Cu, Pb and Zn was done with multiple passes of ordinary kriging methods using Gems® modelling software.  The classified resource is reported according to CIM Definitions of Standards on Reporting of Mineral Resources and Reserves (CIM, 2004) and the requirements of NI 43-101.

The resource model for the Bisha Main Zone contains blocks estimated in five mineralogical domains (Oxides, Supergene Cu, Primary Zn, Primary, and Primary
Low-Grade Zn).  The blocks have been classified as Measured, Indicated or Inferred based on the relative confidence in the supporting data for each block.

The classified Bisha Mineral Resource estimate is summarized by domain at various gold, copper and zinc cut-off grades, depending on which metal dominates economically.  The Oxide Mineral Resource is tabulated above a gold cut-off grade.  The Supergene Mineral Resource is tabulated above a copper cut-off grade and the Primary Zn blocks are tabulated above a zinc cut-off grade.  A small amount of the Primary Domain contains greater than 2% zinc and that portion has been tabulated separately from the rest of the Primary blocks that contain less than 2% zinc, but may be economic because they contain more than 0.5% copper.

Grades have been estimated beyond the limits of these classifications.  The unclassified blocks have no resource classification and may be used for such activities as developing drill targets for future development of new resources.

The resource model deals with the main zones of the Bisha deposit.  This model does not include grade estimation for ‘stringer’ zones (on the footwall side of the massive sulphide deposit) and at least two other smaller mineralized zones that appear to carry potentially economic grades.  The drill hole data for these zones is in the existing database, and it is recommended that these zones be modeled in the future.

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The following is a summary of the workflow completed for the modelling of the Bisha deposit:

•

Geologic interpretation (completed largely by Nevsun)

•

Selection of six important mineral domains:

-

Oxide



Breccia



Acid



Supergene



Primary Zn



Primary

•

Generation of sections and plans with domain boundaries interpreted and outlined.

•

Creation of 3D solid model wireframes of the six domains.

•

Composites generated and coded with the domain wireframes.

•

Declustering of composites.

•

Exploratory data analysis on composites categorized by domain:



univariate statistics and histograms/probability plots



box plots



scatter plots



contact plots on three simplified domains.



grade variography.

•

Selection of an interpolation plan.

•

Code blocks with domain wireframes and assign volume percentages.

•

Block interpolation:



Multiple passes of ordinary kriging on each domain, with appropriate high-grade restrictions.



Multiple passes of ordinary kriging on each domain without high-grade restrictions, to allow the metal removed to be measured.



Nearest neighbour assignment for validation purposes.

•

Model validation:



histograms



swath plots



contact plots on three simplified domains



Herco validation on three simplified domains.

•

Classification:



Visual analysis of continuity on section and plan



Confidence limit analysis



Block assignments.

•

Specific gravity assignment.

•

Mineral resource tabulation.

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17.2

Geologic Interpretation

The geological interpretation was completed by Nevsun based on lithological, mineralogical and alteration features logged in drill core.  The overall interpretation at Bisha changed little since AMEC’s previous estimation effort in 2004, reported in the Technical Report dated October 2004 (AMEC, 2004).  The deposit has been subdivided into the same six geological domains that were outlined in 2004.  Some of the contacts have shifted relative to the 2004 interpretation, and these changes are based on new drill hole information or revised interpretations.  Otherwise, the general sizes of the estimation domains and their positions relative to each other are similar to those in the previous modelling effort.  The geological domains are listed in Table 17-1 along with their corresponding integer codes.  A brief geological description of each of the six domains follows the table.

Table 17-1:

Estimation Domains and Corresponding Integer Codes

Domain	Code
Breccia	1
Oxide	2
Acid	3
Supergene	4
Primary Zn	5
Primary	6

17.2.1

Breccia

Breccia occurs within the oxidized horizon only.  It was initially separated from the adjoining and enveloping Oxide Domain during geologic modelling for resource estimation as it exhibited lower gold grades than the surrounding oxide material.  Breccia occurs sporadically around (flanking) the gossan and appears to be a product of oxidation, laterite weathering, and desegregation of the original rock as opposed to being a structural feature.  The unit is comprised mostly of cobbles or boulders of quartz breccia or silicified fragments within an oxidized matrix.  Breccia is commonly poorly consolidated, making the unit difficult to drill and sample, with associated poor core recoveries.

17.2.2

Oxide

The Oxide Domain consists of ferruginous to massive goethite–hematite–jarosite gossan and is the remnant of surface oxidation of the massive sulphides.  The depth of oxidation is variable but is in the order of 30 to 35 m in outcrop areas.  The unit has a high gold content, which is postulated to occur as precipitated micron-sized native gold that formed during the descent of oxidizing solutions.  The relatively low base metal values (copper, zinc) are due to leaching during oxidation.

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17.2.3

Acid

The extremely acidic nature of the oxidation of the massive sulphides caused the development of a highly leached “front” that is now situated at the base of the oxidized layer.  Acidic solutions leached the rock and the “ACID” or “SOAP” units are the very friable remnants consisting of mostly clay and silica, and resembling soap in colour and texture.  Although the transition from the Oxide to Acid Domain can be gradational over a few metres, the change to the underlying Supergene Domain is sharper.

The thickness of the acid horizon is variable, ranging from 0.5 to 6 m, and averaging 3 m in thickness.  This unit is mostly devoid of significant base metal mineralization but has high gold values.

Due to the crumbly nature of the SOAP unit, it can be difficult to obtain accurate measurements of the dry bulk density.  Further work programs must include efforts to more accurately establish an acceptable value.

17.2.4

Supergene

The Supergene Domain is copper-enriched and occurs between 35 to 65 m depth.  Oxidation of the massive sulphides results from contact with oxygen-bearing meteoric waters, which became acidic and leached copper and other metals from Primary minerals that are present.  The metals were deposited at the water table where reducing conditions prevail creating the secondary enriched minerals of chalcocite and covellite in the case of copper.  Below the base of the Acid and Oxide Domains, sooty secondary sulphides coat and replace primary sulphides.

17.2.5

Primary Zn and Primary

The Primary sulphide mineralization at Bisha is below the Oxide, Acid and Supergene Domains, with an upper contact at a vertical depth of 60 to 70 m below surface.  Sulphide minerals are predominantly pyrite with some sphalerite and chalcopyrite.

Sphalerite is more abundant at the south end of the deposit and a Primary Zn Domain has been separated from the rest of the Primary sulphide mineralization.  The Primary Zn Domain is planar, with an orientation and morphology similar to the whole massive sulphide body, and is generally situated along the hanging wall (west side) of the deposit.  Sulphide textures are varied and include semi-massive, massive, banded/laminated, minor folds, clasts, and disseminated within chloritized volcanics.

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17.3

Wireframe Construction

For the geologic interpretation, Nevsun digitized outlines of the interpreted mineral domains on vertical cross sections using logged drill hole data displayed on drill hole traces as a reference.  The interpretations were transferred to AMEC as electronic files and paper plots.

AMEC created 3D solid model wireframes of the entire mineralized body incorporating all six geologic domains by recreating Nevsun’s sectional polylines using Gems® software.  These were linked together to form one 3D wireframe model of the Bisha mineralization (Figure 17-1).

This mineralized shape was then subdivided into four preliminary units by clipping with modelled surfaces representing: (1) the bottom of the Oxide Domain, (2) the bottom of the Acid Domain, and (3) the bottom of the Supergene Domain (Figure 17-2).

The oxidized domain above the Oxide/Acid contact surface was further subdivided into the Oxide and Breccia Domains by clipping with another solid.  Similarly, the Primary Domain beneath the surface representing the bottom of the Supergene alteration was subdivided into the Primary and Primary Zn Domains by clipping with the appropriate surface.  The six resulting geologic domains are displayed in Figure 17-3.

The wireframe solid models in Figure 17-3 were used to code drill hole assays, and to constrain and code drill hole composites.  They were also used to assign block integer codes and volume percentages.

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Figure 17-1:

Isometric View of the Wireframe Model of the Bisha Mineralization (Looking Down to the Northwest)

ELEV (Z)
NORTH (Y)
EAST (X)
Bisha Mineralization Wireframe

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Figure 17-2:

Cross Section View (5675N) of the Wireframe Model and Main Geologic Domain Clipping Surfaces (Looking North)

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Figure 17-3:

Isometric View of the Wireframe Models of the Final Geologic Domains (Looking Down to the Northwest)

ELEV (Z)
NORTH (Y)
EAST (X)
Geologic Domains
Breccia
Oxide
Acid
Supergene
Primary Zn
Primary

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17.4

Data Used for Resource Estimation

17.4.1

Drill holes

Data for the 2005 Mineral Resource estimate that is the basis of the Feasibility Study was sourced from a total of 356 drill holes.  All of the holes were diamond drill holes, although nine of them were pre-collared with reverse circulation (RC) drilling in an attempt to increase drilling efficiency through the oxidized horizon.  No RC sample data were used for interpolation, although geologic data from RC drill holes were used in conjunction with the core data for the geologic interpretation.  Table 17-2 provides a summary of the drill holes with assays that were used for interpolation.

Table 17-2:

Summary of Diamond Drill holes Used for the 2005 Estimate

Type	Pre-fix in Database	# of Holes
Definition Diamond Drill Holes	B-	337
RC Pre-collar Diamond Drill Holes	BRCD-	9
Geotechnical Diamond Drill Holes	GT-	6
Metallurgical Diamond Drill Holes	MET05-	4
Total		356

In AMEC’s opinion, the drill hole density at Bisha is good, considering the short amount of time that has elapsed since discovery.  Most of the massive sulphide mineralization has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 or 25 m apart.  This density decreases with depth on the deepest portions of the primary mineralization.  It is important to note that the deposit is still open at depth, with the deepest intersections obtained to date returning long lengths of medium to high-grade zinc mineralization, including hole B-212 (61 m grading 8.1% Zn, 0.58% Cu, 0.6 g/t Au and 54.1 g/t Ag) and hole B-329 (81.1 m grading 11.4% Zn, 0.91% Cu, 0.71 g/t Au and 64.1 g/t Ag).  To illustrate the point, Figure 17-4 is a cross section through hole B-329.

Based on the drilling results in Figure 17-4, it is likely that further drilling below hole
B-329 will extend the higher-grade zinc mineralization to depth.

17.4.2

Assays

A total of 22,695 assays were available for the resource estimate from the 356 diamond drill holes listed in Table 17-2.  Of these, a total of 9,712 are located within the six mineralized domains used in the estimate.  The effect of core recovery on metal grades for the assays within the mineralized domains was reviewed with the aid of sorted scatter plots.  These are presented in Figures 17-5 to 17-7 for gold, copper and zinc, respectively.

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Figure 17-4:

Example of the Potential for Additional Resources Down Dip on Section 5550N (Looking North)

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Figure 17-5:

Gold Grade vs. Core Recovery

Figure 17-6:

Copper Grade vs. Core Recovery

Cu (%)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
0
10
20
30
40
50
60
70
80
90
100
Core Recovery (%)
Cu vs Core Recovery
100 per. Mov. Avg. (Cu vs Core Recovery)

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Figure 17-7:

Zinc Grade vs. Core Recovery

Zn (%)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
0
10
20
30
40
50
60
70
80
90
100
Core Recovery (%)
Zn vs Core Recovery
100 per. Mov. Avg. (Zn vs Core Recovery)

Figure 17-5 demonstrates that there is a negative correlation between gold grade and core recovery.  Conversely, Figures 17-6 and 17-7 demonstrate that there is no relationship between copper or zinc grades and core recovery.  As most of the low recovery assays are associated with the gold-rich oxidized portion of the deposit, a decision was made to remove all of the assays with core recoveries of less than 60% from the database.  These were removed before they were composited for use in: (1) exploratory data analysis (EDA), and (2) interpolation.

The resulting assay dataset after removal of the low recovery assays, consists of a total of 8,731 records.  Table 17-3 summarizes the mean grades for the assays categorized by geologic domain.

Table 17-3:

Mean Assay Grades by Geologic Domain

Geologic Domain	Au (ppm)	Ag (ppm)	Zn (%)	Cu (%)	Pb (%)	As (ppm)	Hg (ppm)	Count
1 - Breccia	2.70	8.4	0.09	0.08	0.21	992.8	5.3	385
2 - Oxide	6.75	19.6	0.11	0.11	0.63	2,914.3	5.5	938
3 - Acid	9.93	234.4	0.01	0.32	1.09	509.6	13.9	164
4 - Supergene	0.87	35.1	0.24	3.86	0.16	1,166.2	5.9	2,526
5 - Primary Zn	0.76	59.6	9.04	1.06	0.37	877.5	5.8	2,138
6 - Primary	0.60	21.0	1.27	0.71	0.04	489.8	5.3	2,580
Grand Total	1.67	37.9	2.70	1.61	0.25	1,066.1	5.8	8,731

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17.5

Compositing

AMEC completed a review of composite length alternatives to determine the sensitivity of mean grade and other statistical properties to composite length.  This study was done before the removal of low recovery assays from the data set.  Results are summarized for Zn, Cu and Au in Tables 17-4, 17-5 and 17-6, respectively.

Table 17-4:

Zinc Composite Length Sensitivity

	Composite Length (m)
Zn	2.5	3	5
Samples
Number	9,936	9,936	9,936
Mean Grade All Samps in Solid	2.40	2.40	2.40
Standard Deviation (SD) All Samps in Solid	5.2	5.2	5.2
Coeff. Of Variation (CV) All Samps in Solid	2.17	2.17	2.17
% > Comp Length	3.5	0.4	0.1
% = Comp Length	0.2	2.9	-
Composites
Number	6,118	5,138	3,270
Mean Grade All Comps in Solid	2.28	2.26	2.24
SD All Comps in Solid	4.9	4.8	4.7
CV All Comps in Solid	2.13	2.12	2.10
% of Comps <= 0.5 m (%)	2.8	2.6	2.4
% of Comps <= 0.1 m (%)	0.3	0.5	0.4
Mean Grade – Comps <= 0.5 m	1.61	1.07	1.80
Mean Grade – Comps <= 0.1 m	2.22	1.18	1.13

Table 17-5:

Copper Composite Length Sensitivity

	Composite Length (m)
Cu	2.5	3	5
Samples
Number	9,936	9,936	9,936
Mean Grade All Samps in Solid	1.53	1.53	1.53
Standard Deviation (SD) All Samps in Solid	3.3	3.3	3.3
Coeff. Of Variation (CV) All Samps in Solid	2.16	2.16	2.16
% > Comp Length	3.5	0.4	0.1
% = Comp Length	0.2	2.9	-
Composites
Number	6,118	5,138	3,270
Mean Grade All Comps in Solid	1.46	1.46	1.43
SD All Comps in Solid	3.1	3.1	2.9
CV All Comps in Solid	2.11	2.10	2.02
% of Comps <= 0.5 m (%)	2.8	2.6	2.4
% of Comps <= 0.1 m (%)	0.3	0.5	0.4
Mean Grade – Comps <= 0.5 m	0.88	0.88	0.77
Mean Grade – Comps <= 0.1 m	0.79	1.41	1.00

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Table 17-6:

Gold Composite Length Sensitivity

	Composite Length (m)
Au	2.5	3	5
Samples
Number	9,936	9,936	9,936
Mean Grade All Samps in Solid	2.25	2.25	2.25
Standard Deviation (SD) All Samps in Solid	9.9	9.9	9.9
Coeff. Of Variation (CV) All Samps in Solid	4.40	4.40	4.40
% > Comp Length	3.5	0.4	0.1
% = Comp Length	0.2	2.9	-
Composites
Number	6,118	5,138	3,270
Mean Grade All Comps in Solid	2.48	2.55	2.68
SD All Comps in Solid	8.6	8.8	8.6
CV All Comps in Solid	3.46	3.45	3.20
% of Comps <= 0.5 m (%)	2.8	2.6	2.4
% of Comps <= 0.1 m (%)	0.2	0.3	0.2
Mean Grade – Comps <= 0.5 m	5.04	7.13	7.39
Mean Grade – Comps <= 0.1 m	3.50	9.02	1.17

Based on: (1) the results in Tables 17-4 through 17-6, particularly the insensitivity of mean composite grade to changes in composite length, (2) the 5 m x 5 m x 5 m size of the model blocks, (3) the 5 m x 5 m x 5m size of the anticipated Smallest Mineable Unit (SMU), and (4) the relatively large width of the mineralization, commonly measured in 10’s of metres, AMEC opted to use a 5 m downhole composite length, broken on the wireframe boundaries.  Because the composites honoured the wireframe boundaries, residual composites were created with lengths less than 5 m at the lower end of each domain solid.  These were left in the data set if their lengths were greater than 2.5 m, and were recombined with the previous composite interval if their lengths were less than 2.5 m.  Figure 17-8 is an example of the resulting composites from this scheme.  Assays with core recoveries less than 60% were ignored during compositing.

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Figure 17-8:

Compositing Example

B-044
Assay Cu%
Composite
Length Grade
(Metres) (Cu %)
Assays Ignored due to
Poor Recovery
Residual Composite
>2.5 m Retained
Residual
Composite <2.5 m
Combined with
Previous Interval
Domain
Wireframes
339300.0 E
339350.0 E
339400.0 E
339450.0 E
339500.0 E
550.0Y
500.0Y
450.0Y
300.0X
350.0X
400.0X
450.0X
500.0X

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17.5.1

Declustering

The composite data set was declustered before statistical analysis to avoid biases in the statistics caused by a spatially uneven data set, a feature inherent in most geologic data sets.  AMEC declustered with a geologic cell declustering method.  Geologic cell declustering is similar to regular cell declustering, in that weights are assigned to composites based on the density of data in regularized grid cells.  The difference between geologic and regular cell declustering is that the domain volume percentages are considered, removing biases that can occur with regular declustering at domain boundaries.  AMEC used a routine called DECLUSG.exe for the declustering.

17.5.2

Histograms and Univariate Statistics

Declustered histograms and associated probability plots were generated for zinc, copper, lead, gold and silver for each of the domains.  Histograms and probability plots for gold in each of the three weathered domains (Breccia, Oxide and Acid), copper in the Supergene Domain, and zinc in the two Primary Domains are provided in Figures
17-9 to 17-14.  A summary table of statistics is provided in Table 17-7.  The distribution of metals in each domain is discussed in more detail.

Breccia

After removal of the assays with less than 60% core recovery, there are only 147 composite samples remaining from the Breccia domain.  The population can be described as strongly positively skewed and approximately unimodal with a mean grade of 2.17 g/t Au and a coefficient of variation (CV) of 2.78.  The interquartile range is 0.10-1.81 g/t Au.  Above 5 g/t Au, the distribution becomes highly erratic and the maximum composite grade is 84.6 g/t Au.  Outlier restrictions will be necessary to remove metal at risk and reduce smearing of the higher, positively skewed grades.  Silver in the Breccia domain averages 7.8 g/t Ag.  Base metals are present only in trace amounts due to Supergene leaching of this domain.

Oxide

In the Oxide Domain there are 352 composites remaining after removal of the assays with poor core recovery. The population is mixed and positively skewed with an inflection point at 9 g/t Au.  The mean gold grade is higher than in the breccia at 8.33 g/t Au, and the CV is slightly lower at 1.85.  The interquartile range is 1.26–10.27 g/t Au.  With the distribution becoming erratic above 20 g/t, and with a relatively high CV of 1.85, a high-grade restriction in the interpolation plan will be necessary to remove metal at risk.

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Figure 17-9:

Histogram and Probability Plot for Au in the Breccia Domain

Bisha Au De-Cluster_G Composites - BX Domain
Frequency (Percent)
Au(g/t)
N 147
m 2.169
σ² 36.381
σ/m 2.781
min 0.007
q0.25 0.101
q0.50 0.610
q0.75 1.806
max 84.628
Class width = 0.100
The last class contains
all values ≥ 3.900

Bisha Au De-Cluster_G Composites - BX Domain
Au(g/t)
Cumulative Probability (percent)

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Figure 17-10:

Histogram and Probability Plot for Au in the Oxide Domain

Bisha Au De-Cluster_G Composites - Oxide Domain
53.5
Frequency (Percent)
Au(g/t)
N 352
m 8.334
σ² 236.941
σ/m 1.847
min 0.006
q0.25 1.264
q0.50 4.757
q0.75 10.269
max 190.212
Class width = 0.100
The last class contains all values ≥ 3.900

Bisha Au De-Cluster_G Composites - Oxide Domain
Au(g/t)
Cumulative Probability (percent)

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Figure 17-11:

Histogram and Probability Plot for Au in the Acid Domain

Bisha Au De-Cluster_G Composites - Acid Domain

Frequency (Percent)
Au(g/t)
N 83
m 11.451
$\sigma^2$ 334.994
$\sigma$/m 1.598
min 0.005
$q_{0.25}$ 0.604
$q_{0.50}$ 3.219
$q_{0.75}$ 11.755
max 99.534
Class width = 0.100
The last class contains
all values ≥ 3.900

Bisha Au De-Cluster_G Composites - Acid Domain

Au(g/t)
Cumulative Probability (percent)

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Figure 17-12:

Histogram and Probability Plot for Cu in the Supergene Domain

Bisha Cu De-Cluster_G Composites - Supergene Domain

N 796
m 3.73
σ² 21.96
σ/m 1.25
min 0.00
q0.25 0.76
q0.50 2.03
q0.75 4.55
max 28.98
Class width = 0.20
The last class contains
all values ≥ 7.80
Frequency (Percent)
Cu(%)

Bisha Cu De-Cluster_G Composites - Supergene Domain

Cu(%)
Cumulative Probability (percent)

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Figure 17-13:

Histogram and Probability Plot for Zn in the Primary Zn Domain

## Bisha Zn De-Cluster_G Composites - PrimZn Domain

Frequency (Percent)
0
5
10
15
20
25
30
35
40
45
0.00
5.00
10.00
15.00
20.00
Zn(%)
N 625
m 9.19
$\sigma^2$ 39.73
$\sigma$/m 0.69
min 0.10
$q_{0.25}$ 3.82
$q_{0.50}$ 7.90
$q_{0.75}$ 13.80
max 36.01
Class width = 0.50
The last class contains
all values ≥ 19.50

## Bisha Zn De-Cluster_G Composites - PrimZn Domain

100
10
1.0
0.10
0.010
Zn(%)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

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Figure 17-14:

Histogram and Probability Plot for Zn in the Primary Domain

Bisha Zn De-Cluster_G Composites - Prim Domain

Frequency (Percent)
0
5
10
15
20
25
30
35
40
45
0.00
5.00
10.00
15.00
20.00
Zn(%)
N 786
m 1.34
σ2 4.48
σ/m 1.58
min 0.00
q0.25 0.18
q0.50 0.58
q0.75 1.68
max 14.55
Class width = 0.50
The last class contains
all values ≥ 19.50

Bisha Zn De-Cluster_G Composites - Prim Domain

Zn(%)
100
10
1.0
0.10
0.010
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

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Table 17-7:

Composite Summary Statistics by Domain

Domain	Au		Ag		Cu		Pb		Zn		As
	Grade (g/t)	CV	Grade (g/t)	CV	Grade (%)	CV	Grade (%)	CV	Grade (%)	CV	Grade (g/t)	CV
1 - Breccia	2.17	2.78	7.8	1.67	0.08	1.00	0.22	2.26	0.07	0.97	1,110.8	1.99
2 - Oxide	8.33	1.85	22.1	3.07	0.11	0.77	0.64	1.70	0.09	0.61	2,953.8	0.97
3 - Acid	11.45	1.61	249.5	2.08	0.34	4.40	1.17	2.75	0.02	1.31	620.0	1.91
4 - Supg	0.87	3.19	34.0	1.67	3.73	1.25	0.16	4.69	0.22	4.33	1,124.0	0.97
5 - PrimZn	0.73	0.43	60.5	0.51	0.98	0.64	0.38	0.88	9.19	0.69	873.3	0.52
6 - Primary	0.59	0.56	23.2	0.71	0.81	0.80	0.05	1.92	1.34	1.58	478.0	0.59

Acid

The lowermost of the oxidized domains contains the highest gold grades, but also suffers the most from poor core recovery, resulting in a total of 87 composites remaining in the dataset after removing the assays with less than 60% recovery.  The distribution is erratic, mostly due to the low number of composites.  It can be described as moderately positively skewed with a CV of 1.61, a maximum composite grade of 99.5 g/t Au, a mean grade of 11.45 g/t Au and an interquartile range of 0.60 to 11.76 g/t Au.  As with the other two oxidized domains, high-grade search restrictions will be necessary to remove metal at risk.

Supergene

Copper composite grades in the Supergene Domain can be described as moderately positively skewed, unimodal and approximately lognormal through most of the grade range on the probability plot in Figure 17-12.  The mean copper grade is 3.73% Cu and the CV is 1.25.  The interquartile range is 0.76–4.55% Cu, with a maximum grade of 29 percent copper.

Gold is significant in the Supergene Domain, with a mean grade of 0.87 g/t Au.  The distribution is highly positively skewed with a CV of 3.19 due to an erratic distribution of high grade composites above 2 g/t Au.  As with gold, silver grades are also significant in this domain, with a mean grade of 34.0 g/t Ag.

Zinc and lead are present in low levels only, with mean grades of 0.22% Zn and 0.16% Pb, respectively.

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Primary Zn

Most of the zinc mineralization in the deposit occurs in the Primary Zn Domain with significant copper, gold and silver grades also present.  The probability plot in Figure 17-14 demonstrates that zinc in the Primary Zn Domain is a mixed population with a high-grade sub-population separated from a lower-grade sub-population by an inflection point at approximately 10% Zn.  The distribution is flat and not skewed, with the mean only slightly higher than the median grade.  The mean zinc grade is 9.2% Zn and the CV is low at 0.69.  Gold, silver, copper and lead grades average 0.73 g/t, 60.5 g/t, 0.98%, and 0.38%, respectively.

Primary

This domain represents the lower zinc grade portion of the Primary massive sulphide, and accordingly, the mean zinc grade is only 1.34% Zn.  The population can be described as mixed, with a higher-grade portion separated from a lower-grade portion by an inflection point at approximately 1% Zn.  Above 6% Zn, the distribution becomes erratic and the maximum composite grade is 14.55% Zn.  This data is moderately positively skewed, with a CV of 1.58.  Gold, silver, copper and lead grades in the Primary Domain average 0.59 g/t, 23.2 g/t, 0.81%, and 0.05%, respectively.

17.5.3

Box Plots

One box plot was produced for each metal, illustrating the grade distribution in each of the domains on one figure.  These plots are useful for visualizing and comparing grade distributions and are provided in Figures 17-15 to 17-20 for gold, silver, copper, lead zinc, and arsenic, respectively.

Scatter Plots

Scatter plots were produced to demonstrate and quantify the degree of correlation between various metals in each domain.

17.5.4

Contact Plots

Contact plots were created to assess the behaviour of metal grades at the domain boundaries.  This type of analysis plots the average grade of composites within bins of three-dimensional separation distances between composites identified as being on opposite sides of a given contact.  The character of the grade transitions is noted and boundary relationships (hard or soft) are established for interpolation.  Table 17-8 summarizes the results.

Contacts noted as soft in Table 17-8 typically display no change in grade across a contact, or display differing grades with a broad zone of transition at the boundary.  Soft contacts in interpolation allow composites from one side of a boundary to influence block grades on the other.  Hard contacts are characterized by sharp grade transitions across boundaries.

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Figure 17-15:

Box Plot for Au Composites

# Bisha Au Clustered Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
Au(g/t)
1000.0
100.0
10.0
1.0
0.1
0.01
0.001

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 147 | 350 | 89 | 769 | 596 | 742 | Number of data |
| Mean | 2.809 | 7.192 | 8.037 | 0.922 | 0.774 | 0.597 | Mean |
| Maximum | 84.628 | 190.212 | 99.534 | 71.515 | 3.068 | 3.883 | Maximum |
| Upper quartile | 2.407 | 9.265 | 7.751 | 0.945 | 0.954 | 0.733 | Upper quartile |
| Median | 0.801 | 3.73 | 2.21 | 0.613 | 0.719 | 0.522 | Median |
| Lower quartile | 0.154 | 1.059 | 0.51 | 0.377 | 0.552 | 0.378 | Lower quartile |
| Minimum | 0.007 | 0.006 | 0.005 | 0.022 | 0.069 | 0.038 | Minimum |
| Variance | 71.5935 | 187.574 | 250.074 | 9.1867 | 0.1165 | 0.1263 | Variance |
| CV | 3.013 | 1.904 | 1.968 | 3.289 | 0.441 | 0.595 | CV |
| Skewness | 7.368 | 8.107 | 3.501 | 18.863 | 1.391 | 3.085 | Skewness |

Figure 17-16:

Box Plot for Ag Composites

## Bisha Ag Clustered Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
10000.0
1000.0
100.0
10.0
1.0
0.1
Ag(ppm)

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 147 | 350 | 89 | 769 | 596 | 742 | Number of data |
| Mean | 8.265 | 22.02 | 243.908 | 36.687 | 60.422 | 20.863 | Mean |
| Maximum | 57.765 | 966.9 | 3366.8 | 1043.8 | 156.0 | 102.5 | Maximum |
| Upper quartile | 10.3 | 19.9 | 167.138 | 41.775 | 81.95 | 28.1 | Upper quartile |
| Median | 2.1 | 9.8 | 36.2 | 22.2 | 61.095 | 17.042 | Median |
| Lower quartile | 1.0 | 4.7 | 7.775 | 10.069 | 38.4 | 7.1 | Lower quartile |
| Minimum | 1.0 | 1.0 | 1.0 | 1.0 | 4.0 | 1.3 | Minimum |
| Variance | 133.137 | 3752.76 | 273106.0 | 3590.96 | 802.128 | 290.483 | Variance |
| CV | 1.396 | 2.782 | 2.143 | 1.633 | 0.469 | 0.817 | CV |
| Skewness | 2.188 | 11.484 | 3.658 | 8.743 | 0.216 | 1.536 | Skewness |

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Figure 17-17:

Box Plot for Cu Composites

# Bisha Cu De-Cluster_G Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
Cu(%)
100.0
10.0
1.0
0.1
0.01
0.001

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 143 | 341 | 80 | 796 | 625 | 786 | Number of data |
| Mean | 0.081 | 0.105 | 0.344 | 3.735 | 0.98 | 0.805 | Mean |
| Maximum | 0.49 | 0.6 | 11.25 | 28.98 | 7.71 | 4.28 | Maximum |
| Upper quartile | 0.11 | 0.13 | 0.054 | 4.552 | 1.267 | 1.19 | Upper quartile |
| Median | 0.05 | 0.09 | 0.01 | 2.03 | 0.82 | 0.58 | Median |
| Lower quartile | 0.02 | 0.06 | 0.0 | 0.76 | 0.56 | 0.31 | Lower quartile |
| Minimum | 0.0 | 0.0 | 0.0 | 0.0 | 0.08 | 0.0 | Minimum |
| Variance | 0.0065 | 0.0065 | 2.2918 | 21.9627 | 0.3904 | 0.4143 | Variance |
| CV | 0.997 | 0.768 | 4.397 | 1.255 | 0.637 | 0.799 | CV |
| Skewness | 1.825 | 2.357 | 5.991 | 2.168 | 1.442 | 1.219 | Skewness |

Figure 17-18:

Box Plot for Pb Composites

# Bisha Pb Clustered Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
Pb(%)
100.0
10.0
1.0
0.1
0.01
0.001

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 143 | 339 | 86 | 768 | 596 | 742 | Number of data |
| Mean | 0.202 | 0.663 | 1.152 | 0.17 | 0.371 | 0.042 | Mean |
| Maximum | 2.53 | 11.85 | 20.88 | 18.52 | 2.46 | 0.9 | Maximum |
| Upper quartile | 0.188 | 0.868 | 0.6 | 0.12 | 0.61 | 0.05 | Upper quartile |
| Median | 0.07 | 0.37 | 0.17 | 0.04 | 0.266 | 0.02 | Median |
| Lower quartile | 0.02 | 0.16 | 0.03 | 0.01 | 0.1 | 0.01 | Lower quartile |
| Minimum | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | Minimum |
| Variance | 0.1497 | 0.9535 | 9.8091 | 0.5468 | 0.11 | 0.0053 | Variance |
| CV | 1.918 | 1.472 | 2.718 | 4.349 | 0.893 | 1.72 | CV |
| Skewness | 3.86 | 6.13 | 4.625 | 20.523 | 1.439 | 5.994 | Skewness |

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Figure 17-19:

Box Plot for Zn Composites

# Bisha Zn Clustered Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
Zn(%)
100.0
10.0
1.0
0.1
0.01
0.001

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 143 | 341 | 80 | 777 | 625 | 786 | Number of data |
| Mean | 0.082 | 0.105 | 0.018 | 0.235 | 9.094 | 1.281 | Mean |
| Maximum | 1.21 | 0.31 | 0.1 | 13.18 | 36.01 | 14.55 | Maximum |
| Upper quartile | 0.1 | 0.14 | 0.02 | 0.08 | 13.265 | 1.68 | Upper quartile |
| Median | 0.06 | 0.1 | 0.01 | 0.03 | 7.79 | 0.7 | Median |
| Lower quartile | 0.04 | 0.07 | 0.003 | 0.01 | 4.367 | 0.19 | Lower quartile |
| Minimum | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.0 | Minimum |
| Variance | 0.0121 | 0.0035 | 0.0005 | 1.0028 | 37.9665 | 3.6479 | Variance |
| CV | 1.346 | 0.562 | 1.244 | 4.266 | 0.678 | 1.491 | CV |
| Skewness | 7.641 | 0.841 | 1.932 | 8.496 | 0.744 | 3.787 | Skewness |

Figure 17-20:

Box Plot for As Composites

# Bisha As Clustered Composite Boxplot by Domain

BX(1)
Oxide(2)
Acid(3)
Supg(4)
PrimZn(5)
Prim(6)
As(ppm)
10000.0
1000.0
100.0
10.0
1.0

| | BX(1) | Oxide(2) | Acid(3) | Supg(4) | PrimZn(5) | Prim(6) | |
|---|---|---|---|---|---|---|---|
| Number of data | 143 | 341 | 80 | 767 | 596 | 740 | Number of data |
| Mean | 970.906 | 3038.28 | 848.69 | 1166.92 | 905.889 | 497.896 | Mean |
| Maximum | 11800.0 | 20985.5 | 9367.38 | 10208.0 | 3455.82 | 2202.0 | Maximum |
| Upper quartile | 1062.79 | 3995.59 | 960.0 | 1354.56 | 1166.05 | 634.905 | Upper quartile |
| Median | 421.19 | 2323.4 | 249.135 | 779.4 | 855.101 | 443.305 | Median |
| Lower quartile | 172.5 | 1248.85 | 71.1 | 514.992 | 557.575 | 306.2 | Lower quartile |
| Minimum | 10.0 | 10.0 | 10.0 | 10.0 | 32.8 | 37.52 | Minimum |
| Variance | 2.77634e+06 | 7.20877e+06 | 2.3823e+06 | 1.40122e+06 | 235753.0 | 74573.5 | Variance |
| CV | 1.716 | 0.884 | 1.819 | 1.014 | 0.536 | 0.548 | CV |
| Skewness | 4.15 | 2.225 | 3.428 | 3.304 | 1.369 | 1.482 | Skewness |

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Table 17-8:

Contact Plot Results

Metal	Domain	OX	ACID	Supergene	Primary Zn	Primary Other
Gold	BX	Hard	Hard	NA	NA	NA
	OX		Soft	Hard	NA	NA
	ACID			Hard	NA	NA
	Supergene				Soft	Soft
	Primary Zn					Soft
Silver	BX	Hard	Hard	NA	NA	NA
	OX	-	Soft	Soft	NA	NA
	ACID	-	-	Soft	NA	NA
	Supergene	-	-	-	Hard	Hard
	Primary Zn	-	-	-	-	Soft
Copper	BX	Soft	Soft	NA	NA	NA
	OX	-	Hard	Hard	NA	NA
	ACID	-	-	Hard	NA	NA
	Supergene	-	-	-	Hard	Hard
	Primary Zn	-	-	-	-	Hard
Zinc	BX	Soft	Soft	NA	NA	NA
	OX	-	Hard	Soft	NA	NA
	ACID	-	-	Soft	NA	NA
	Supergene	-	-	-	Hard	Hard
	Primary Zn	-	-	-	-	Hard
Lead	BX	Hard	Hard	NA	NA	NA
	OX	-	Hard	Hard	NA	NA
	ACID	-	-	Hard	NA	NA
	Supergene	-	-	-	Hard	Soft
	Primary Zn	-	-	-	-	Hard
Arsenic	BX	Hard	Soft	NA	NA	NA
	OX	-	Hard	Hard	NA	NA
	ACID	-	-	Soft	NA	NA
	Supergene	-	-	-	Soft	Hard
	Primary Zn	-	-	-	-	Hard

In the context of interpolation, hard contacts do not allow blocks to be informed by composites from another domain.  Contacts for cells marked with NA occur only rarely or not at all.  Therefore they were not reviewed and were set to Hard for interpolation.

17.5.5

Variography

At Bisha, as with most mineral deposits, the measure of continuity for any given metal depends on the separation distance between points of measurement and the direction from position to position.  Variability increases and correlation decreases with the sample to sample separation distance.  When the rate of change in variability is dependant on the direction, the measure of spatial variability is described as anisotropic, and it is characterized in terms of an ellipsoid, with axes of anisotropy.

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There are several mathematical functions that measure variability in space, and the most frequently used at AMEC is the correlogram, which is a variant of the semi-variogram.  The spatial variability for the various metals in the domains at Bisha was defined using a correlogram20 function.  The correlogram was probably the first measure of continuity (the converse of variability) developed.  It measures the correlation coefficient between two sets of data, comprising values at the heads and values at the tails of vectors with similar direction and magnitude.  Srivastava and Parker (1988) found that the correlogram provided a stable estimate of spatial continuity.  It is most applicable where the variance is defined and is directionally stationary.  For ease of modelling, the correlogram value is subtracted from one and is presented in a similar graphical form to the variogram.  In this report the correlograms presented this way are referred to as variograms.

At Bisha, spatial variability is complicated by local trends of high and low-grade mineralization.  Some of the trends are naturally occurring.  However, some of these trends emerge from the necessity of combining populations where there is not enough data to support two sub-populations.  Some of the poor correlation is caused, e.g., by the isolation of the Acid domain.  This is more a practical necessity than a geostatistical decision due to the anomalous nature of its grades and small volume.  These factors have led to variograms that, in a few cases, exhibit relatively poor structure.  In most cases, variograms are moderate to good, leading to relatively confident estimation results.

Correlograms of the composites for each metal (Au, Ag, As, Cu, Pb, Zn) were computed for three domain groups: (1) Oxide (combined Breccia, Oxide and Acid), (2) Supergene, and (3) Primary (combined Primary Zn and Primary) with Sage 2001®.  Down hole experimental correlograms were fitted to determine the nugget effect.  Experimental directional correlograms (37 directions in total) were calculated and modeled with one or two spherical structures honouring the nugget.  Sage 2001® automatically fits the appropriate variance contributions (C1 and C2) and associated ranges (a1 and a2).

20 Variograms and correlograms are both functions of the vectorial oriented distance measuring the spatial correlation or continuity of the RF (random function) Z under study.  One minus the correlogram is AMEC’s common tool, which gives an estimate of the variogram with a unit sill.  Definitions and notations:

variogram

: ((h) = ½ E [ ( Z(x) - Z(x+h)) 2 ]

correlogram

: r(h) = [E( Z(x) . Z(x+h)) - E(Z(x)E(Z(x+h)]/(sx . sx+h) = 1-g((h)/ s 2

with E [ f(Z(x)) ] meaning the mathematical expectation of a function f applied on RF Z for all locations x over the study domain D, gx standing for the standard deviation of Z on the domain Dx of points which can be used as first points(.x) in pairs (.x ,.x+h) at a distance h.

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Gold–Oxide Domain Group

Maximum continuity exhibits a shallow plunge towards the southeast.  A nugget contributing to 40% of the sill is used to model two spherical structures.  The first structure is a major contributor to the total variance with a sill of 47% reached at 40 m.

Gold–Supergene Domain

One spherical structure fitted with a nugget effect of 60% is used to model the directional correlograms.  Maximum continuity displaying a range greater than 100 m plunges shallowly towards the northeast.  A limited number of pairs creates poor structure with increasing dip.

Gold–Primary Domain Group

A nugget effect contributing 21% of the total variance is modeled along with two spherical structures.  Short scale variability is reached at 80 m with the longer range exceeding 300 m.  Continuity of the first structure is strongest with a moderate plunge to the south while the second structure reveals a steep plunge to the southwest.

Silver–Oxide Domain Group

The variability of Ag grades in the Breccia domain is modeled with one spherical structure following a nugget of 60%.  Maximum continuity is horizontal in the along strike direction toward the northwest with poor continuity resulting from any degree of dip.

Silver - Supergene Domain

Two spherical structures fitted with a nugget of 50% were used to model the variability of Ag in the Supergene Domain.  The direction of maximum continuity of the first structure plunges moderately to the southeast, while continuity of the second structure is in the northwest direction.  The range of both structures exceeds 200 m.

Silver–Primary Domain Group

Silver grade variability in the Primary Domain is modeled with two spherical structures with a nugget effect of 8%.  Experimental directional correlograms display reasonable spatial continuity.  Maximum continuity of both structures plunges moderately to the south with the second structure contributing over 70% of the overall variance.

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Arsenic–Oxide Domain Group

A nugget of 10% is fitted with two spherical structures.  The first structure contributes 51% of the overall variance and is characterized by a moderate plunge towards the southwest.  The continuity of the second structure exhibits a slight plunge towards the north.

Arsenic–Supergene Domain

Arsenic composites in the Supergene Domain are modeled with two spherical structures fitted with a nugget of 15%.  The first structure reaches a range of 50 m at a sill of 35% of the total contribution while the range of the second structure is close to 500 m.  Continuity of the first structure reveals a moderate plunge to the southwest while the second structure demonstrates a shallow plunge towards the north.

Arsenic–Primary Domain Group

Experimental directional correlograms display reasonable spatial continuity.  A nugget of 10% is fitted with two spherical structures.  The strongest continuity is to the north with a gentle plunge, and the first structure contributes 74% of the total variance.

Copper – Oxide Domain Group

One spherical structure with a nugget of 50% is used to model the directional correlograms.  Strong continuity plunges gently to the northeast, with a range of over 200 m.

Copper–Supergene Domain

Two spherical structures with a nugget of 10% were used to model the Cu grade composites in the Supergene Domain.  The first structure reaches a range of 77 m at a sill of 42% while the second structure reaches the sill at around 250 m.  Directions of maximum continuity for both structures display shallow plunges toward the north.

Copper–Primary Domain Group

Experimental directional correlograms display reasonable spatial continuity.  The grade variability of Cu composites in the Primary Domain is modeled by two spherical structures.  The variance contribution incorporates a nugget of 15% and a first structure of 47%.  The direction of maximum continuity in the first structure plunges moderately to the southwest while the second structure is oriented toward the north.

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Lead–Oxide Domain Group

A nugget contributing to 55% of the total variance is modeled along with a single spherical structure.  Experimental directional correlograms are generally of poor quality.  The direction of maximum continuity plunges steeply toward the northwest.

Lead–Supergene Domain

A nugget of 50% is accompanied by two spherical structures.  The remaining variance contribution is shared equally between the structures.  Strong continuity for the first structure is demonstrated toward the southwest with a moderate plunge.  The second structure plunges moderately to the east.

Lead–Primary Domain Group

Experimental directional correlograms in the Primary Domains display reasonable spatial continuity.  Two spherical structures are fitted with a nugget of 10%.  Structure one reaches a sill of 35% at a distance of 50 m, while structure two reaches its sill at 400 m.  Best continuity for both structures is north-south.

Zinc–Oxide Domain Group

Zinc grade composites in the Oxide Domain are modeled with two spherical structures imposing a nugget of 10%.  The first structure contributes 44% of the total variance with a range of 50 m.  The range of the second structure is over 500 m.  The direction of maximum continuity for both structures is towards the northwest.

Zinc–Supergene Domain

A single spherical structure fitted with a nugget of 40% is used to model the variability of Zn composite grades in the Supergene Domain.  Experimental directional correlograms exhibit a very nuggety behaviour resulting in limited structure.  The direction of maximum continuity is identified as plunging moderately to the southwest.

Zinc–Primary Domain Group

Zinc grade composites in the Primary Domain are modeled with two spherical structures fitted with a nugget effect of 5%.  Directional correlograms exhibit reasonable continuity with a short range of 90 m and a long range of 330 m.  The direction of maximum continuity for the first structure reveals a shallow plunge towards the northeast.  The primary axis for the second structure plunges shallowly towards the northwest.

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17.6

Interpolation Plan

17.6.1

Block Model Setup

The Gems® block model was set up with the dimensions and parameters shown in Table 17-9.  The size of the blocks (5 m cubes) was selected based on the data spacing, a visible inspection of the size and geometry of the geologic domains, and consideration of the SMU.  Note that the Gems® convention for the model origin is the top of the upper level of blocks in the lower left hand (southwest) corner of the model.

Table 17-9:

Block Model Parameters

Parameters	Origin X*	Origin Y*	Origin Z*
Origin (UTM)	339000	1714800	700
Number of Blocks	160 Columns	340 Rows	130 Levels
Dimensions (m)	5.0	5.0	5.0

17.6.2

Estimation Parameters

Multiple passes of ordinary kriging were used to interpolate grades in blocks from composited drill hole data.  For most metals and domains, restricted kriged grades, unrestricted kriged grades, and unrestricted nearest neighbour assignments were all stored in blocks.

To ensure local reproduction of composite grade trends, and to help control grade smearing, the resource model was interpolated by multiple passes of ordinary kriging within successively larger search radii.  A total of three passes were required to fill all of the blocks in the Primary Zn and Primary Domains.  All of the other domains were completely estimated with two passes.  The search radius of the first pass was roughly equal to one half of the variogram range.  The radius of the second pass was twice the length of the first pass, and the radius of the third pass was set at two times the length of the second pass.  Some adjustments were made to these radii (commonly involving an increase in the across strike radius) where necessary to prevent striping patterns in the resulting block grades, and to ensure that sufficient composites were captured to estimate all blocks at bends in the wireframes.

Two different search ellipse orientations were used, one for the Oxide and Supergene Domains, and another for the Primary Domains.  The search ellipse for the Oxide and Supergene Domains is isotropic in plan view, with a vertical axis shorter than the horizontal axes.  For the Primary Domains, the ellipse was oriented so that it was roughly parallel with the mineralization.  The axes of the ellipse were isotropic within the dip plane, and the third axis (orthogonal to the plane of the mineralization) was shorter than the other two.

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For all passes, a minimum of 3 and a maximum of 12 composites were used.  A maximum of 2 composites were allowed per drill hole to ensure that multiple holes would contribute to block values.

17.6.3

Restriction of High-grade Composites – Metal at Risk

Background

High-grade restrictions are used in this resource model to limit the spatial extrapolation of occasional, isolated, anomalously high-grades.  To determine the extent to which high-grade composites should be restricted, AMEC used a simulation approach.  AMEC’s simulation method assumes that very high-grade assays are spatially independent, and that even small changes in their number result in significant changes in resource estimates.  This would certainly be true if a nearest-neighbour estimator was used, and the effect could be more significant when kriging.

AMEC simulates the amount of high-grade mineralization which might be present by first simulating “re-drilling” the deposit 1,000 times.  In each case, the amount of metal attributable to a high-grade population is noted.  The results are ordered, and the 20th percentile is chosen.  If more samples are present, the 20th percentile of the simulated high-grade distribution will have a lower dispersion, and the 20th percentile will occur at a higher grade.  This is termed the risk-adjusted metal.  The risk-adjusted metal is added to the lower-grade material (assumed constant in the simulation process).  The unrestricted grade distribution is iteratively restricted (or capped) until it represents the sum of the risk-adjusted high-grade and the low-grade metal.  When this convergence is attained, the mine should exceed the risk-adjusted metal content in four years out of five.  One year out of five it will do worse.  The metal in the resources removed by the capping process cannot be reliably scheduled and should therefore be considered Inferred because of its low confidence level.  This material, therefore, should not be part of a Measured + Indicated Resource or a Proven + Probable Reserve.  Over the life of the mine, much of the metal removed from the resource estimate may be recovered, but it cannot be quantified as to when or how much.

For Bisha, the grade capping analysis utilized the entire population within the modelled geologic domains.  After consultation with AMEC’s Bisha study team, a production rate of 5,500 t/d was selected for all ore types.  At 5,500 t/d, a month sized block of production would be equal to 167,000 t or 55,300 m3.  With a drill hole spacing of 25 m x 25 m x 3.5 m (reflecting the angled drilling pattern), the volume of ore per composite is 2,190 m3.  Therefore, 300 composites will be mined every year.

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Using these figures and the declustered composite distribution, a percentage metal-at-risk was calculated for each metal examined.  The results are presented in Table
17-10.

Table 17-10:

Metal-at-Risk Results for the Most Important Metal-Domain Combinations

Metal	Domain	% Metal at Risk	Unit	Cap Level Suggested by Simulation
Au	Bx+Oxid+Acid	8.4	(ppm)	55
Ag	Bx+Oxid+Acid	20.9	(ppm)	900
Cu	Supergene	5.2	(%)	5.2
Zn	Primary Zn	3.3	(%)	18
Zn	Primary	7.1	(%)	8

In AMEC’s opinion, the amount of metal at risk in Table 17-10 is reasonable for this style of deposit at this stage of project development.  The levels may decline somewhat as drilling continues on the Property.  The amount of silver noted to be at risk is relatively high, but the very high grades are mainly restricted to the Acid domain, which is volumetrically contained and relatively small.

Implementation

High-grade search restrictions were used to constrain isolated high-grade composites in all domains to reduce the metal at risk, and to prevent unwanted smearing of high-grade values into low-grade areas.  The method imposes a smaller search ellipse (or shorter range of influence) on composites above a threshold value.  Composites with values greater than the established thresholds were not included in the estimation neighbourhood if they were not captured within the smaller search ellipse.  AMEC considers the method to be a better approach than high-grade capping, because it allows isolated high-grade composites to have an influence on local blocks, while simultaneously preventing unwarranted smearing of high-grade.  Initial thresholds for the most important metal-domain combinations were chosen from the metal at risk results in Table 17-11.  Restricted search radii were based partially on indicator variograms, and then were iteratively adjusted along with the threshold grades to remove the targeted amount of metal.  Table 17-11 summarizes the outlier restrictions actually employed.  Restriction thresholds picked from probability plots for the other, less important metal-domain combinations are also provided in Table 17-11.

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Table 17-11:

High Grade Search Restriction Thresholds and Search Radii

Metal	Domain	Method	Threshold	Restricted Search Radii (x,y,z) (m)
Au	Bx+Oxid+Acid	Metal At Risk	50 ppm	25,25,12
	Supg+PrimZn+Prim	Probability Plot	3 ppm	6,12.5,12.5
Ag	Bx+Oxid+Acid	Metal At Risk	950 ppm	25,25,12
	Supg	Probability Plot	200 ppm	12.5,12.5,6
	PrimZn+Prim	Probability Plot	200 ppm	6,12.5,12.5
Cu	Bx+Oxid+Acid	Probability Plot	0.3%	12.5,12.5,6
	Supg	Metal At Risk	15%	25,25,12
	PrimZn+Prim	Probability Plot	4%	6,12.5,12.5
Pb	Bx+Oxid+Acid	Probability Plot	2.5%	25,25,12
	Supg	Probability Plot	0.7%	12.5,12.5,6
	PrimZn	Probability Plot	0.9%	6,12.5,12.5
	Prim	Probability Plot	0.15%	12.5,25,25
Zn	Bx+Oxid+Acid	Probability Plot	0.3%	12.5,12.5,6
	Supg	Probability Plot	0.7%	12.5,12.5,6
	PrimZn	Metal At Risk	22%	6,12.5,12.5
	Prim	Metal At Risk	9.5%	12.5,25,25

17.7

Bulk Density

17.7.1

Background

In this section, the terms bulk density and SG are used interchangeably,

Bulk density is being estimated from specific gravity (SG) measurements on drill core.  Specifically, SG is calculated as:

weight in air/(weight in air - weight in water)

Nevsun has conducted SG determinations on over 2,000 samples of NQ and HQ drill core since 2003.  Samples for each domain were collected from HQ and NQ diameter drill core.  Nevsun sample collection and density determination procedures have evolved over time with the use of improved procedures and better equipment.  More specifically, the collection of larger samples, the use of paraffin wax coating, and more accurate equipment have improved the quality of the results.

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The SG measurements collected at site during the 2003 drill program were made on oven-dried, unsealed core using an electronic balance and a water immersion displacement technique.  Check determinations at ALS Chemex revealed significant discrepancies between Nevsun and ALS Chemex results.  Nevsun therefore made further changes to equipment and procedures for the Phase I 2004 drill program.  The changes included the purchase of a bulk density scale and coating the samples with paraffin wax.  During the 2004 program Nevsun measured 311 samples and submitted 697 samples to ALS Chemex, of which 35 were from the original 311 samples measured at site as an independent check.  The measurements collected at site and at ALS Chemex compared well.  In 2005, Nevsun completed a further 276 wax coated SG determinations on a combination of new samples, and samples that had been previously tested without wax.

AMEC imported all of the good quality waxed SG results collected after 2003 into GEMS® software and back tagged them with their respective geologic domains.  Average waxed SG determinations grouped according to domain code are presented in Table 17-12.

Table 17-12:

Average Waxed SG determinations by Domain

Domain Name	Domain	Average of SG	Count of SG measurements
Breccia	1	2.53	17
Oxide	2	3.16	104
Acid	3	2.20	9
Supergene	4	4.20	195
Primary Zn	5	4.41	303
Primary	6	4.37	226
Total		4.14	854

17.7.2

Bulk Density Assignments

AMEC used two methods for the final block model SG assignments, one for the oxidized domains, and one for the Supergene and Primary Domains.

Oxidized Domains

For the three oxidized domains, AMEC used logged lithology codes to determine a lithology weighted average for each domain.  That is, mean SG by lithology was factored by the proportion of that lithology in each domain.  Each block in a given domain received the same value.  The lithology weighted averages are summarized below in Table 17-13.

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Table 17-13:

Lithology Weighted Averages for Waxed SG determinations by Domain

Domain	SG Lith Weighted Avg
1 – Breccia	2.53
2 – Oxide	3.25
3 – Acid	2.24

AMEC cautions that bulk density estimates that are based on SG determinations in fractured or poorly consolidated material are often over-stated due to sample selection bias caused by limitations of the measurement methodology.  This arises because even the best practice SG determinations require intact pieces of rock to ensure that volume is preserved for the measurement.  However, these samples are not representative of the mineralization, because the in-situ rock is not intact, and contains numerous fractures and other voids that contribute to a lower bulk density.  Therefore, in AMEC’s opinion, the average SGs in Table 17-13 may be slightly higher than the true bulk density of the oxidized mineralization.  AMEC also recognizes that there is no easy solution to the problem until mine production yields model to mill reconciliation data.  However, consideration should be given to factoring the block density values according to modeled fracture density.  That is, intact and unfractured rock could receive the average of the SG determinations, but fractured and incompetent rock would have a lower density, proportionate to the rock quality.

Supergene and Primary Domains

For massive sulphide deposits without an exhaustive density database, AMEC considers it best practice to utilize relationships between grade and density measurements to assign SG values to model blocks.  At Bisha, AMEC used multiple linear regressions to establish a relationship between the high quality waxed SG measurements and zinc, copper, lead, iron, sulphur and barium analyses.  The resulting relationships are presented in Table 17-14.

Table 17-14:

Relationships Between SG Measurements and Metal Grades

Domain	Multiple Linear Regression Equation
4 - Supergene	SG=-0.0002(Ba)-0.007(S)+0.065(Fe)+0.061(Zn)-0.386(Pb)+0.023(Cu)+1.908
5 – Primary Zn	SG=-0.00004(Ba)+0.034(S)+0.002(Fe)+0.004(Zn)-0.042(Pb)+0.005(Cu)+2.948
6 - Primary	SG=0.0001(Ba)+0.010(S)+0.046(Fe)+0.036(Zn)-0.426(Pb)+0.039(Cu)+2.110

The quality of the relationships was assessed by: (1) examining the Coefficients of Determination (R) between the SG and the independent grade variables, and (2) comparing the residual statistics for the calculated values with the residual statistics for the average values.  These results are summarized in Table 17-15.

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Table 17-15:

Multiple Regression Statistics and Comparisons to Mean SG

	Supergene	Primary Zn	Primary
Number of Measurements	195	303	226
Coefficient of Determination (R)	0.74	0.68	0.89
Mean of Measured SG	4.20	4.41	4.37
Mean of Calculated SG	4.20	4.39	4.37
Standard Deviation of Residuals from the Mean SG	0.76	0.47	0.63
Standard Deviation of Residuals from the Calculated SG	0.51	0.35	0.29

R values are a measure of the strength of the relationship between SG and the independent variables, with 1 being perfectly correlated and 0 being completely uncorrelated.  Table 17-15 demonstrates that the coefficients of determination (R) are near 0.7 or higher for all three domains, indicating a moderately strong to strong relationship between the grades and SG.

Table 17-15 also demonstrates that the scatter (standard deviation) of the differences between the calculated SG and measured SG is significantly less than the scatter of the differences between the mean SG and the measured SG for all three domains.  Figures 17-21 and 17-22 are cross sections showing the distribution of: (1) residuals from the mean SG, and (2) residuals from the calculated SG, respectively, on section 5525N.  Note that most of the calculated SGs are within 0.3 t/m3 (~10%) of the measured SGs, while most of the mean SGs are not within 0.3 t/m3 of the measured SG.  Based on this evidence, it is AMEC’s opinion that block SG assignments using the multiple regression method will be superior to assignments of mean SG.

This method requires block grades for each of the metals in the regression equations, so AMEC constructed grade block models for iron, sulphur and barium with ordinary kriging.  Specific gravity was then calculated for each block using the block grades and the equations in Table 17-14.  A final adjustment was made to correct calculated densities in an area of anomalously high barium values in the Supergene Domain, which were causing the calculated SG to be too low (note the negative barium coefficient in Table 17-14).  To that end, all calculated SGs in the Supergene Domain that were less than the y-intercept in the regression equation in Table 17-14 (1.91), were set to 1.91.

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Figure 17-21:

Residual SG Values from the Mean SG on Section 5525N

339300.0 E
339400.0 E
339500.0 E
339600.0 E
550.0Y
500.0Y
450.0Y
400.0Y
350.0Y
Residual SG
<-0.3
-0.3 - 0.3
>0.3
250.0X
300.0X
350.0X
400.0X
450.0X
500.0X
550.0X
600.0X
650.0X

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Figure 17-22:

Residual SG Values from the Calculated SG on Section 5525N

339300.0 E
339400.0 E
339500.0 E
339600.0 E
B-162
B-225
B-140
B-309
550.0Y
500.0Y
450.0Y
400.0Y
350.0Y
Residual SG
<-0.3
-0.3 - 0.3
>0.3
250.0X
300.0X
350.0X
400.0X
450.0X
500.0X
550.0X
600.0X
650.0X

17.7.3

Dilution Considerations

The grade models have been constructed with fixed length composites that honour wireframe boundaries and ignore lithologic distinctions and grade.  That is, every assay within the wireframe is used for estimation, providing it meets the recovery threshold described earlier.  Therefore, AMEC considers the block grades to have already incorporated internal dilution, and no further internal dilution should be added to the blocks for mine planning.  However, external dilution has not been added to this Mineral Resource model.  The grades in the blocks and the tabulation of tonnage and grade in the Mineral Resource Summary Table only consider the mineralized portion of each block, as determined by the volume percent model item.  Therefore, external dilution (and mining recovery) will need to be considered when using this block model for mine planning purposes.

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17.8

Validation

Four validation exercises were completed on the Bisha resource model:

•

Visual comparison of block and composite grades on sections and plans

•

Global statistical comparison of block and declustered composite grades

•

Local comparison of block and declustered composite grades

•

Herco change of support.

The visual comparison of composite and block grades was completed on all of the blocks, while the other three validation exercises were completed on a better-informed set of blocks that were estimated with the first pass of kriging.

17.8.1

Visual Comparison of Block and Composite Grades on Section and Plan

No discrepancies between block and composite grades were observed.

17.8.2

Global Statistical Comparison

For each of the geologic domains, the statistical properties of the validation blocks are compared to the properties of the declustered composites (nearest neighbour grades) in Tables 17-16 to 17-21.  In AMEC’s opinion, the mean grade of the estimated blocks (unrestricted) should be within 5% of the mean grade of the declustered composites.

Table 17-16:

Global Comparison in the Breccia Domain

Item	#	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	5630	2.562	0.007	0.127	0.560	1.989	84.628	49.113	7.008	2.736
AuUC	5630	2.177	0.027	0.544	1.314	2.637	42.356	8.944	2.991	1.374	–15.0
AgNN	5630	8.933	1.000	1.000	1.900	10.000	57.760	203.983	14.282	1.599
AgUC	5630	8.571	1.000	1.910	4.365	15.060	46.310	78.706	8.872	1.035	–4.1
CuNN	5630	0.100	-	0.030	0.080	0.130	0.660	0.010	0.100	1.000
CuUC	5630	0.100	0.010	0.060	0.090	0.130	0.370	-	-	-	-
ZnNN	5630	0.082	-	0.040	0.060	0.100	1.210	0.009	0.096	1.168
ZnUC	5630	0.081	0.010	0.050	0.070	0.100	0.780	0.004	0.062	0.758	–1.1

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Table 17-17:

Global Comparison in the Oxide Domain

Item	#	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	14126	8.194	0.006	1.050	3.971	10.215	190.212	228.945	15.131	1.847
AuUC	14126	8.161	0.037	3.342	6.607	11.126	87.170	47.741	6.909	0.847	–0.4
AgNN	14126	49.400	1.000	4.500	10.000	26.075	3366.800	38597.453	196.462	3.977
AgUC	14126	50.241	1.130	10.083	18.670	45.640	855.930	6626.413	81.403	1.620	1.7
CuNN	14126	0.097	-	0.050	0.090	0.120	0.600	0.006	0.077	0.800
CuUC	14126	0.095	0.010	0.060	0.090	0.120	0.330	0.002	0.046	0.488	–1.6
ZnNN	14126	0.088	0.000	0.040	0.080	0.120	5.480	0.010	0.098	1.112
ZnUC	14126	0.089	0.000	0.050	0.080	0.120	0.780	0.004	0.061	0.690	0.5

Table 17-18:

Global Comparison in the Acid Domain

Item	No.	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	7167	8.185	0.005	0.753	2.695	9.722	190.212	217.090	14.734	1.800
AuUC	7167	7.908	0.108	2.915	5.662	11.417	77.637	45.309	6.731	0.851	–3.4
AgNN	7167	142.516	1.000	6.000	19.000	64.000	3366.800	162823.812	403.514	2.831
AgUC	7167	117.109	1.630	30.000	59.960	144.970	1040.550	20605.224	143.545	1.226	–17.8
CuNN	7167	0.509	-	0.010	0.020	0.080	11.250	3.429	1.852	3.640
CuUC	7167	0.476	-	0.030	0.070	0.590	6.390	0.696	0.834	1.751	–6.4
ZnNN	7167	0.048	-	0.010	0.020	0.040	5.480	0.047	0.216	4.510
ZnUC	7167	0.036	-	0.010	0.020	0.040	0.700	0.002	0.045	1.244	–24.6

Table 17-19:

Global Comparison in the Supergene Domain

Item	No.	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	22863	0.926	0.022	0.360	0.568	0.913	71.515	11.348	3.369	3.640
AuUC	22863	0.945	0.174	0.481	0.675	0.915	22.172	2.296	1.515	1.603	2.1
AgNN	22863	36.470	1.000	9.500	21.400	41.700	1043.800	3663.219	60.525	1.660
AgUC	22863	36.443	3.470	15.680	26.190	47.115	331.710	1180.607	34.360	0.943	–0.1
CuNN	22863	3.697	-	0.580	1.760	4.270	28.980	24.962	4.996	1.351
CuUC	22863	3.768	0.010	1.110	2.630	5.290	23.220	12.657	3.558	0.944	1.9
ZnNN	22863	0.201	-	0.010	0.030	0.080	13.180	0.584	0.764	3.798
ZnUC	22863	0.194	-	0.030	0.060	0.210	7.320	0.156	0.395	2.036	–3.6

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Table 17-20:

Global Comparison in the Primary Zn Domain

Item	No.	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	28662	0.725	0.069	0.505	0.680	0.905	3.883	0.113	0.336	0.463
AuUC	28662	0.739	0.201	0.601	0.721	0.853	2.938	0.041	0.202	0.273	1.8
AgNN	28662	54.253	3.200	30.800	51.540	75.900	156.000	831.115	28.829	0.531
AgUC	28662	56.280	6.310	40.080	55.260	71.300	168.590	436.488	20.892	0.371	3.7
CuNN	28662	1.008	0.080	0.550	0.850	1.280	7.710	0.511	0.715	0.709
CuUC	28662	1.033	0.220	0.730	0.940	1.250	5.730	0.206	0.454	0.440	2.4
ZnNN	28662	8.894	0.100	4.070	7.690	13.170	36.010	36.669	6.056	0.681
ZnUC	28662	9.012	0.340	6.010	8.490	11.910	25.920	15.706	3.963	0.440	1.3

Table 17-21:

Global Comparison in the Primary Domain

Item	No.	Mean	Min	Q1	Q2	Q3	Max	Var	Stdev	CV	%Diff. Mean (%)
AuNN	31397	0.623	0.038	0.392	0.542	0.777	5.848	0.129	0.359	0.576
AuUC	31397	0.650	0.163	0.482	0.599	0.753	22.089	0.150	0.387	0.596	4.3
AgNN	31397	27.057	1.300	10.100	20.800	36.950	137.600	488.697	22.106	0.817
AgUC	31397	27.478	2.640	15.410	24.150	37.110	120.620	291.141	17.063	0.621	1.6
CuNN	31397	0.805	-	0.310	0.560	1.170	4.280	0.454	0.674	0.838
CuUC	31397	0.794	0.030	0.360	0.630	1.160	3.150	0.288	0.537	0.676	–1.3
ZnNN	31397	1.270	-	0.200	0.830	1.750	14.550	3.064	1.750	1.379
ZnUC	31397	1.267	-	0.530	1.090	1.700	12.850	1.140	1.068	0.843	–0.2

Tables 17-16 through 17-21 demonstrate that the mean block grades are within 5% of the mean declustered composite grades for most of the metal-domain combinations.  The only significant departures are for silver and zinc in the Acid domain, and gold in the breccia domain.  The difference noted for silver in the Acid domain is due to the use of soft contacts with the lower-grade Supergene and Oxide Domains.  The difference for zinc in the Acid domain is irrelevant due to the very low-grades there.  Differences for gold in the breccia domain are caused by two outliers that severely impact the mean nearest neighbour grade.  To test the sensitivity of the comparison to these outliers, the nearest neighbour grades were capped at 30 g/t and re-tabulated.  The capped nearest neighbour grade was within 4% of the capped kriged grade.  In AMEC’s opinion, there is no global bias observed in the model.

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17.8.3

Local Comparisons of Kriged Estimates and Declustered Composite Grades

“Swath” plots were produced to check for local estimation bias.  Average kriged block values on a series of parallel slices were plotted against the average declustered composite (nearest neighbour) values in the three primary model directions (row, column, and level slices).

In all three directions, the kriged blocks generally honour the distribution of declustered composite grades, indicating that no local bias is observed in the model.  Any deviations noted correspond to areas where there are only a small number of blocks.

17.8.4

Herco Validation

Herco validation provides a means of checking the level of smoothing in the kriged block grade distribution to ensure that mining of SMU sized blocks will realize the estimated grade and tonnage in the resource model sized blocks (commonly referred to as change of support).  AMEC’s methodology involves defining a target grade distribution that is generated with a Hermitian polynomial transformation of the declustered composite dataset (via the nearest neighbour blocks).  The distribution of the estimated blocks is then compared to the target distribution with grade-tonnage curves.  At Bisha, the SMU is expected to be similar in size to the resource model block size, so the Herco validation effort is a check on the degree of smoothing, as there is no change of support.  Graphs comparing the targeted and achieved distributions for: (1) gold in the Oxide Domain, and (2) zinc in the Primary Zn Domain are presented in Figures 17-23 and 17-24, respectively.

The grade-tonnage curves in Figure 17-23 demonstrate that the kriged gold distribution in the Oxide Domain is similar to that of the transformed nearest neighbour target distribution, below a cut-off grade of less than 2.5 g/t Au.

This validates the smoothing in the gold model, as the Bisha open pit Oxide Domain cut-off grade is expected to be approximately 0.5 g/t Au.  With cut-offs higher than this, the model predicts higher tonnages at lower-grades than would probably be achieved by mining.

A similar situation exists with zinc in Figure 17-24.  Below cut-off grades of ~3% zinc, the kriged model is similar to the target Herco distribution.  However, for cut-off grades above 3% zinc, the curves diverge markedly.  In AMEC’s opinion, if future mining scenarios require cut-off grades above 3% zinc, this resource model will be too smoothed and may overestimate the tonnage and underestimate the grade of the domain.

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Figure 17-23:

Herco Validation Plot for Gold in the Oxide Domain

Validation Set Unconstrained Oxide Au
Proportion Above Cutoff
Average Grade Above Cutoff (Au g/t)
Cutoff (Au g/t)
0
20
40
60
80
100
120
0
2
4
6
8
10
12
14
16
18
20
0
0.4
0.8
1.2
1.6
2
2.4
2.8
3.2
3.6
4
4.4
4.8
5.2
5.6
6
6.4
6.8
7.2
7.6
8
8.4
8.8
9.2
9.6
Herco Prop
Krige Prop
Herco Grade
Krige Grade

Figure 17-24:

Herco Validation Plot for Zinc in the Primary Zn Domain

Validation Set Unconstrained Primary Zn
Base Case
Proportion Above Cutoff
Average Grade Above Cutoff (Zn%)
Cutoff (Zn%)
0
20
40
60
80
100
120
5
10
15
20
25
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
10.5
11
11.5
12
Herco Prop
Krige Prop
Herco Grade
Krige Grade

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17.9

Classification

In determining the appropriate classification criteria for Bisha, several factors were considered:

•

the distribution of pierce points at the massive sulphide contacts

•

observations of grade and geologic continuity on section and plan

•

confidence limit analysis results on grades

•

experience with other VMS deposits

•

NI 43-101/CIM requirements and guidelines.

AMEC relied primarily on: (1) observations of grade and geologic continuity on section and plan, and (2) the distribution of pierce points at the massive sulphide contacts, as the level of accuracy of the contact locations is expected to be more significant than the level of accuracy of estimated grades within the massive sulphide, particularly after the results of the confidence limit analysis were obtained.

17.9.1

Distribution of Pierce Points at the Massive Sulphide Contacts

To visually assess the distribution of massive sulphide contact pierce points at Bisha, the massive sulphide wireframe skin was colour coded according to the distance from the nearest pierce point (Figure 17-25).

Figure 17-25 demonstrates that the massive sulphide contacts in the upper levels of the Bisha deposit are defined by pierce points that are almost always within 50 m of each other.  The pierce point density decreases with depth in the lower half.

17.9.2

Observations of Grade and Geologic Continuity on Section and Plan

Observations of continuity on section and plan demonstrated that the massive sulphide is very continuous when defined by holes drilled at 25 m intervals on sections spaced 12.5 m apart.  Mineralization drilled at this density is confined to two small separate domains near the top of the deposit.  The remainder of the upper half of the deposit has been drilled with holes at 25 m centres on sections spaced 25 m apart.  In AMEC’s opinion, the continuity of this material is good.  For much of the remainder of the interpreted deposit, continuity can be reasonably assumed between holes spaced at distances greater than 25 m x 25 m.  An exception is the down-dip extension of the Primary mineralization that has been extrapolated beyond distances where continuity can be reasonably assumed.  This area roughly corresponds to the magenta portion of the wireframe in Figure 17-25.

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Figure 17-25:

Isometric View (Down to the Northeast) of the Wireframe Skin Coloured According to the Distance to the Nearest Massive Sulphide Pierce Point

ELEV (Z)
NORTH (Y)
EAST (X)
Distance (m)
<25
25-50
50-100
100-200
>200

17.9.3

Confidence Limit Analysis

Confidence limit analysis was used in an attempt to provide a theoretical justification to the classification scheme based on the calculated accuracy of grades estimated with different drill hole spacings.

AMEC has generally found that for base and precious metal deposits, sampling must be sufficient to estimate the tonnage and grade on quarterly production increments ±15% at 90% confidence in order to define a Measured Resource.  A resource should be classified as Indicated only if grades can be estimated within a ±15% accuracy on an annual basis at a 90% confidence limit.  This is only true if the stated confidence limits correspond to drill hole spacings that show sufficient continuity with respect to mineralized outlines and grade on cross-sectional and level plan interpretations.  AMEC has found that annual cash flow projections can accommodate a 15% drop in tonnage, grade or metal content without severely affecting project viability.  Also, many projects are designed and operated in such a way that a 15% shortfall can be made-up by rescheduling production.  More severe shortfalls are difficult to overcome.  Finally, the planning horizon for feasibility studies is generally annual increments, and a ±15% error level is often applied to capital and operating costs when conducting a Feasibility Study.  Hence, a balanced approach requires a similar degree of confidence in the resources/reserves.

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For the development of confidence intervals at Bisha, idealized blocks approximating the production from one month (165,000 tonnes at 5,500 t/d) were estimated by ordinary kriging using different grids of samples to calculate an ordinary kriging variance for the large block.  A standard error of estimate (RSE) was then obtained by multiplying the normalized ordinary kriging standard deviation by the coefficient of variation (CV) of the composites:

RSE = sok . CV

The relative 90% confidence limit for quarterly grade production (Q90%) is obtained by multiplying the RSE by 1.645 and dividing by the number of months in a quarter:

Q90% = (1.645 * RSE)/3

The annual equivalent (A90%) is obtained in a similar fashion:

A90% = (1.645 * RSE)/12

The resource is classifiable as Measured if Q90% ≤ 15%, and Indicated if A90% ≤ 15%.  The results on an annual basis (Indicated criteria) and on a quarterly basis (Measured criteria) are presented graphically in Figures 17-26 and 17-27, respectively.

Figure 17-26:

Confidence Limit Results on an Annual Basis (Indicated Criteria)

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Figure 17-27:

Confidence Limit Results on a Quarterly Basis (Measured Criteria)

The confidence limit analysis results in Figure 17-26 suggest that Oxide resources are eligible for Indicated status if they are within areas drilled with a 25 m x 25 m drill spacing or higher density.  The figure also suggests that Primary mineralization is eligible for Indicated status with all drill spacings tested.

Figure 17-27 suggests that Oxide resources are eligible for Measured status when the drill density is 12.5 m (between sections) x 25 m (on section) or less.  The figure also suggests that Primary mineralization is eligible for classification as Measured if the drill spacing is 25 m (between sections) x 12.5 m (on section) or less.

However, it is important to note that for both Figures 17-26 and 17-27, the confidence limit analysis is based on the accuracy of estimated grades only, and does not consider the accuracy of the massive sulphide contacts.  Therefore, after consideration of the continuity of the massive sulphide contacts on plan and section, AMEC considers that only those portions of the massive sulphide drilled at spacings of 12.5 m x 25 m or less are eligible for Measured status, and those portions drilled at spacings of 25 m x 25 m are eligible for Indicated status.  Those portions defined by holes spaced up to 50 m apart are eligible for classification as Inferred.  Blocks further than 50 m from a drill hole should be left unclassified and not included as part of the Mineral Resource.  Figure 17-28 is an isometric view of the final classification assignments.

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Figure 17-28:

Isometric View (Down to the Northeast) of the Final Classification Assignments

ELEV (Z)
NORTH (Y)
EAST (X)
Classification
Measured
Indicated
Inferred
Not Classified

17.10

Mineral Resource Summary

The classified Bisha Mineral Resource estimate as at 5 October 2006, is summarized by domain at various gold, copper and zinc cut-off grades in Table 17-22, depending on which metal dominates economically.  The Oxide Mineral Resource is tabulated above a gold cut-off grade.  The Supergene Mineral Resource is tabulated above a copper cut-off grade and the Primary Zn blocks are tabulated above a zinc cut-off grade.  A small amount of the Primary Domain contains greater than 2% zinc and that portion has been tabulated separately from the rest of the Primary blocks that contain less than 2% zinc, but may be economic because they contain more than 0.5% copper.

The previous mineral resource estimate prepared by AMEC in 2004 (AMEC, 2004), yielded similar results to the current estimate.  Globally, the Measured and Indicated tonnage of the new estimate is within 1% of the 2004 estimate.  Similarly, the Measured & Indicated grades are within 7%, 1%, 6%, and 4% for gold, silver, copper and zinc, respectively.  Differences between the two estimates on a domain by domain basis are likely due to:

•

changes to domain boundaries

•

changes to composite codes

•

a different high grade restriction strategy

•

the addition of 35 new drill holes in the current database.

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Table 17-22:

Bisha Mineral Resource Estimate as at 5 October, 2006 (prepared by Stephen Blower, P.Geo under the supervision of Douglas Reddy, P.Geo)

				Grade					Metal
Category	Domain	Cut-off	Tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (klb)	Pb (klb)	Zn (klb)
Measured	Oxides	0.5g/t Au	764	6.26	27.8	0.11	0.70	0.10	154	683	1,885	11,873	1,760
	Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.17	0.24	21	1,183	93,551	3,162	4,464
	Primary Zn	2.0% Zn	320	0.84	68.5	1.11	0.52	12.29	9	704	7,826	3,666	86,655
	Primary	2.0% Zn	4	0.69	22.5	0.67	0.04	2.17	0	3	52	3	169
	Primary	0.5% Cu (<2%Zn)	87	0.63	24.2	0.65	0.06	0.90	2	67	1,241	115	1,718
	Subtotal		2,018	2.95	41.4	2.43	0.44	2.19	185	2,639	104,555	18,819	94,766
Indicated	Oxides	0.5g/t Au	4,036	7.17	30.7	0.08	0.54	0.07	930	3,981	7,118	48,047	6,228
	Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.10	152	6,607	562,321	14,242	14,682
	Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	0.34	9.07	201	15,702	192,927	61,882	1,650,800
	Primary	2.0% Zn	1,659	0.75	31.4	0.79	0.08	3.09	40	1,675	28,894	2,926	113,015
	Primary	0.5% Cu (<2%Zn)	4,657	0.67	33.4	1.16	0.03	1.01	100	5,001	119,105	3,080	103,704
	Subtotal		25,268	2.00	42.2	1.74	0.28	3.93	1,424	32,967	910,365	130,177	1,888,429
Meas+Ind	Oxides	0.5g/t Au	4,800	7.02	30.2	0.09	0.57	0.08	1,084	4,663	9,003	59,920	7,988
	Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.11	0.12	173	7,790	655,871	17,403	19,146
	Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	0.35	9.19	210	16,406	200,754	65,549	1,737,456
	Primary	2.0% Zn	1,663	0.75	31.4	0.79	0.08	3.09	40	1,677	28,946	2,929	113,184
	Primary	0.5% Cu (<2%Zn)	4,744	0.67	33.2	1.15	0.03	1.01	103	5,068	120,065	3,033	105,528
	Subtotal		27,286	2.08	42.1	1.80	0.29	3.78	1,610	35,605	1,014,639	148,834	1,983,300
Inferred	Oxides	0.5g/t Au	60	2.85	17.5	0.03	0.06	0.02	5	33	39	79	26
	Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.05	0.03	3	140	8,820	214	123
	Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	0.36	8.42	142	11,658	124,485	53,993	1,262,847
	Primary	2.0% Zn	510	0.62	36.5	1.02	0.05	3.29	10	599	11,465	562	36,980
	Primary	0.5% Cu (<2%Zn)	4,147	0.68	37.3	0.99	0.02	0.87	91	4,974	90,519	1,829	79,547
	Subtotal		11,726	0.66	51.0	0.87	0.33	7.78	252	17,404	235,328	56,677	1,379,523

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17.11

Mineral Reserves

17.11.1

Open Pit Optimization

To run the pit optimization, the block model was exported from Gems® to Mintec Inc.’s Minesight® modeling software.  Only model blocks carrying ore grades within the Measured and Indicated category were classified as potential ore blocks.  Blocks carrying grades in the Inferred category were treated as waste, and referenced as waste in this report.  The base metal prices shown in Table 17-23 were determined through joint conversations between AMEC and Nevsun and agreed to by Nevsun at the start of the project.  The net smelter return (NSR) calculation was converted to a Python script that was run on the block model for metal prices from 20% to 150% of the base metal price.  The shells were then loaded back into the mine planning package and evaluated for accessibility and overall pit footprint.

The parameters used to create the optimization models are summarized in Table
17-23.  Figure 17-29 illustrates the optimized shell output; the designed pit is based on the 100% shell.

Table 17-23:

Pit Optimization Parameters

Parameter		Unit	Bisha
Block Size
X		(m)	5
Y		(m)	5
Z		(m)	5
Bulk Density
Ore		(t/m3)	Variable from model
Waste		(t/m3)	2.78
Metal Prices
Gold		($/oz)	400
Silver		($/oz)	6.00
Copper		($/lb)	1.05
Zinc		($/lb)	0.50
Exchange Rate
Euro/US$			1.1956
Pit Slope Angles		(degrees)	32.5 to 52.5
Recoveries	Unit	Oxide Ore	Supergene Ore	Primary Ore
				Cu Concentrate	Zn Concentrate
Gold	(%)	87	42	31.2	5.1
Silver	(%)	45	64	37.0	15.2
Copper	(%)	0	89	85	3
Zinc	(%)	0	72	2.1	85
Costs
Process and G&A	($/t milled)	23.17	17.14	18.58
Ore Mining	($/t mined)	1.50	1.50	1.50
Waste Mining	($/t mined)	1.50	1.50	1.50

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Figure 17-29:

Lerch Grossman Shell Output

Ore / Waste (k tonnes)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Contained Metal
2,800
2,400
2,000
1,600
1,200
800
400
-
20%
30%
40%
50%
60%
70%
80%
90%
100%
110%
120%
130%
140%
150%
Percentage of Base Metal Price
Au (tonnes)
Ag (tonnes)
Cu (k tonnes)
Zn (k tonnes)
Ore (k tonnes)
Waste (k tonnes)

17.11.2

Design Parameters and Summary

The general project parameters used in the detailed mine design, including the geotechnical data described above, are as follows:

•

bench height, single bench mining

5 m

•

final bench heights

5-20 m

•

berm width

variable

•

haul roads and pit ramps:



total width allowance

18 m



running surface

12 m



berms and ditches

6 m



maximum grade

10%

•

dumps



lift height

10 m



dumped face angle

37°



re-sloped face angle

3:1



swell factor

30%

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The pit has been broken down into eight phases based on sequential ore zone release, equipment access, gold grade, and strip ratio.  Stripping will start on the oxide phases to provide a sequenced supply of ore to the plant at start up and to provide construction material.  Waste material is to be segregated with the waste with the highest acid producing potential being placed back into the pit or on the east side of the pit where any drainage will flow back into the pit.  Non-acid generating material that is encountered within the pit will be used to construct dams, the outer edges of the dumps, and in the dumps to the east side of the pit.

17.11.3

Pit Design Tonnages

The resources have been modelled utilizing a breakeven NSR grade shell.  To convert the insitu Measured and Indicated Resources to anticipated mined tonnages, dilution and losses were applied.

To determine if a domain in the block was ore or waste, the NSR for the block was used.  In the Oxide ore both gold and silver are recovered in the bullion with gold being the primary payable metal.  The cut-off grade in the Oxide ore is approximately 2 g/t gold as shown in Figure 17-30.  The reserve cut-off grade is higher than that used for the resource as the reserve cut-off includes consideration of factors such as estimated long-term metal prices, recoveries, and projected processing costs.

In the Supergene ore copper, gold, and silver, are all payable metals while zinc, lead, arsenic, and tin are all contaminants that are penalized.  The cut-off grade is approximately 1% copper with some scatter due to the impacts of the other metals as shown in Figure 17-31. The reserve cut-off grade is higher than that used for the resource as the reserve cut-off includes consideration of factors such as estimated long-term metal prices, recoveries, and projected processing costs.

From the Primary ore two concentrates are produced, a copper and a zinc concentrate.  Copper, zinc, gold, and silver, are all payable metals while, lead, arsenic, and tin are contaminants that are penalized.  The cut-off grade is approximately 1.4% copper at 0% zinc to 3.8% zinc at 0% copper but this is also impacted by the other metals as shown in Figure 17-32.  While Herco validation suggests that above a 3% Zn cut-off, tonnage and grade bias could occur, examination of Figure 17-32 reveals that only a small number of blocks in the Primary Domain reserve model are affected.  As the bias applies only to the Primary Domain, the effects are contained toward the end of the mine life (Year 6 forward of a planned ten-year mine life).

17.11.4

Dilution and Loss

The losses and dilution have been evaluated by considering the size of the mining excavators, the bench height, the visual differentiation between different materials, blasting requirements, and the three dimensional complexity of the contacts.  A north-south section running through the centre of the pit is shown in Figure 17-33.

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At the contact between Oxide and Supergene, the material is expected to be very friable, does not have to be blasted, and can be separated by colour.  At the contact between Supergene and Primary, a geological technician needs to guide the blast hole drilling team to ensure that only Supergene will be blasted.  Based on this evaluation AMEC feels that the contacts will be able to be followed with an accuracy of ±0.5 m.

Figure 17-30:

Oxide Ore and Waste Blocks Glade

40
35
30
25
20
15
10
5
0
Silver Grade (g/t)
1.5
1.6
1.7
1.8
1.9
2
2.1
2.2
2.3
2.4
2.5
Gold Grade (g/t)
Waste
Ore

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Figure 17-31:

Supergene Ore and Waste Blocks Glade

Gold Grade (g/t)
Copper Grade (%)
Waste
Ore
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
0
0.2
0.4
0.6
0.8
1
1.2
1.4

Figure 17-32:

Primary Ore and Waste Blocks Glade

1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Copper Grade (%)
0
0.5
1
1.5
2
2.5
3
3.5
4
Zinc Grade (%)
Waste
Ore

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The dilution and mining losses are modeled by selecting all of the blocks that are not 100% one domain, then within each block taking 10% of the block’s volume (0.5 m of a 5 m block is 10%) of each constituent component and combining it into a mixed material which was then added back to the remainder of the original domain.  When a domain consisted of less then 10% of a block the entire domain was taken.

Figure 17-33:

Section 339400E

The ore zones and waste have different densities so their tonnages change when a volumetric loss/dilution calculation is applied.  Of the total ore tonnage, 4.5% is mixed with an equal volume of waste with the resulting mixed material being split equally between ore and waste.  Between each ore zone, material is also being mixed, 3.8% of the ore is involved in this process.  Although the mixing of material between zones still results in the same plant feed tonnage the processing of material in the incorrect circuit results in increased losses and penalties.  Table 17-24 shows the undiluted and diluted reserves by phase.

Table 17-24:

In-Pit Proven and Probable Reserves by Phase

	Oxide			Supergene			Primary			Total
Pit Phase	Au (g/t)	Ag (g/t)	Tonnage (kt)	Cu (%)	Au (g/t)	Tonnage (kt)	Zn (%)	Cu (%)	(kt)	Tonnage (kt)
Undiluted
Phase 1	8.42	29.20	1,107	-	-	-	-	-	-	1,107
Phase 2	4.52	41.00	943	-	-	-	-	-	-	943
Phase 3	10.52	31.92	823	-	-	-	-	-	-	823
Phase 4	9.99	32.37	1,058	4.17	0.85	3,374	-	-	-	4,432
Phase 5	3.87	91.14	52	4.85	0.74	3,047	-	-	-	3,099
Phase 6	-	-	-	-	-	-	4.85	0.71	413	413
Phase 7	-	-	-	-	-	-	8.23	1.13	2,469	2,469
Phase 8	-	-	-	-	-	-	7.18	1.18	6,796	6796
Total	8.29	34.21	3,983	4.49	0.80	6,421	7.35	1.15	9,678	20,082
Diluted
Phase 1	8.13	28.26	1,118	-	-	-	-	-	-	1,118
Phase 2	4.38	39.84	932	-	-	-	-	-	-	932
Phase 3	10.11	30.61	844	-	-	-	-	-	-	844
Phase 4	9.53	31.02	1,074	4.10	0.90	3,360	-	-	-	4,434
Phase 5	3.36	83.62	49	4.73	0.75	2,990	-	-	-	3,039
Phase 6	-	-	-	-	-	-	4.52	0.79	434	434
Phase 7	-	-	-	-	-	-	8.09	1.14	2,496	2,496
Phase 8	-	-	-	-	-	-	7.10	1.17	6,783	6,783
Total	7.99	32.85	4,016	4.40	0.83	6,350	7.21	1.14	9,713	20,079

Note: 0.5 m contact dilution applied to all hanging walls and footwalls dilution grades are assigned from the block model.

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For the current mining rate and projected geological conditions, AMEC believes that the dilution and mining recovery are reasonable.  AMEC believes that with further geological information and with any revision in the mining rates the dilution should be re-estimated.

17.11.5

Reserves

The mineral reserves for the Bisha Project as at 5 October, 2006, were estimated by Lydell Melnyk, P.Eng. P.Eng. Based on the following long-term metal prices: Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz, which were determined after a marketing study (Seldon, 2006) the reserves statement for Bisha is shown in Table 17-25.

Table 17-25:

Proven and Probable Mineral Reserves at 5 October, 2006 (prepared by L. Melnyk, P.Eng.)

Ore Type	Tonnage (kt)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Oxide
Proven	663	-	-	6.87	28.93
Probable	3,353	-	-	8.21	33.62
Combined Proven & Probable	4,016	-	-	7.99	32.85
Supergene
Proven	808	-	5.10	0.81	44.74
Probable	5,542	-	4.30	0.83	34.71
Combined Proven & Probable	6,350	-	4.40	0.83	35.98
Primary
Proven	353	11.38	1.10	0.82	65.56
Probable	9,360	7.05	1.15	0.76	53.57
Combined Proven & Probable	9,713	7.21	1.14	0.76	54.00
Total Combined Proven & Probable	20,079

Note:  Reserve cut-offs are based on net smelter return calculations, which incorporate variations in long-term metal prices, variable recoveries by ore type and variable operating costs.

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18.0

OTHER RELEVANT DATA AND INFORMATION

The Bisha Main Zone was the subject of a Feasibility Study, completed in November 2006 by AMEC.  This section summarizes the results of the Feasibility Study and includes data on geotechnical, mining, environmental and other assessments.

A geological model was built outlining the six different mineralized zones.  After resource modelling was completed, the model was condensed to three different zones each of which requires a different plant process.  The upper Breccia, Oxide, and SOAP zones were combined into an Oxide zone.  The Supergene zone remained as a Supergene zone, and the two Primary zones were combined into one zone.  The combined zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit.  Dilution was added to the mineralization based on the zones and their grades in each block.

Conventional open pit backhoe-truck methods will be used for mining.  The milling rate will be 5,500 t/d ore for approximately 10 years.  The mining function will be performed by the mine operator with purchased equipment.  Waste stripping will vary by year, starting at 20,000 t/d in Year -1 to a maximum of 40,000 t/d in Year 7 down to 4,000 t/d in Year 10.  The average waste stripping rate is 23,000 t/d.

Mining occurs in eight phases: three phases target the Oxide ore, two phases target the Supergene ore, and the remaining three phases target the Primary ore.  Overlaps of the phases occur to balance waste stripping, ore feed, and equipment requirements.

18.1

Geotechnical Evaluation

18.1.1

Background Information

Site

Elevations within the immediate pit area are typically 550 ± 10 m with relatively flat topography, broken by two hills to the northeast and west of the pit.  Bedrock exposures are generally absent and reside under a layer of overburden or oxidized and saprolitic soils.

Pit Wall Geology

A lithologic model of the ore body was not completed during the geotechnical assessment of the pit walls.  However, a simplified zonation of the lithology groups was provided by Nevsun and refined by AMEC.  This simplified model was utilized to determine the approximate geology expected to be exposed in the final pit walls.

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The upper elevations of pit walls of the proposed open pit will be in various lithological units, including overburden, oxidized rock, saprolites, and acidified (SOAP) rock.  The geology within the lower elevation pit walls is expected to be composed of primarily mafic and felsic tuffs, which comprise the majority of the hanging and foot wall of the deposit.  The pit is expected to intersect the stringer sulphides and massive sulphides in the deepest portions of the pit.  At two locations, the pit wall will cut into an existing hillside where little or no geotechnical or lithologic information is present.  Additional investigations should be undertaken in these areas to confirm the geologic model and its impact on the proposed pit designs provided within the report.

18.1.2

Site Investigations

2004 Geotechnical Work

Nevsun completed geotechnical logging and core orientation of several of the exploration drill holes within the proposed open pit area in 2004.  In addition, geotechnical drill holes, with oriented core were also completed and geotechnically logged.  Over 150 exploration of the drill hole logs included digitally stored geotechnical data such as % Recovery and Rock Quality Designation (RQD), rock type and estimated strength, weathering/alteration, structure type and detailed structure characteristics such as planarity roughness, infill type and thickness.  AMEC reviewed the holes listed in Table 18-1.

Table 18-1:

Summary of Reviewed Drill Holes

Type	Designation
Exploration Drill Holes	B-92 B-158 to B-161 B-162 to B-200 B-201 to B-296 B-298 B-299 B-300 to B-308

Oriented core logging identifying the alpha and beta angles were recorded on site for individual structures when an orientation line could be established.  Nevsun staff corrected the data for changes in borehole orientation; however the impact of the variation of the orientation line was not considered, which would result in some data scatter.  The orientation data was grouped into the seven lithologic domains and analysed using commercially available stereonet software.  It should be noted that all of the orientation data from the exploration drill holes was obtained from drill holes that were angled between 45° and 55° due east.  A bias is therefore built into the analysis, as structures that strike perpendicular to the drill hole will be intersected more frequently than structures that parallel the drill hole.

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2005 Geotechnical Drilling

In the first quarter of 2005, additional drilling was completed to confirm the rock mass characteristics that would be present behind the proposed pit outline.  Five geotechnical drill holes were completed with geotechnical logging, (Table 18-2) hydraulic conductivity testing, point load testing and core orientation.

Table 18-2:

Summary of 2005 Geotechnical Drilling Program

Drill Hole/ (Orientation)*	Collar Coordinates			Drilled Depth (m)
	Northing	Easting	Elevation (m)
GT-01 (317°/-66°)	1716211	339304	566	151
GT-02 (294°/-66°)	1715659	339385	561	199
GT-03 (062°/-66°)	1715575	339443	562	199
GT-04A (225°/-65°)	1715448	339420	563	199
GT-05 (090°/-66°)	1716185	339435	570	150

*Azimuth/Dip

In this 2005 program, a total of 898 m of drilled core was geotechnically logged and photographed.  Features such as lithology, weathering/alteration, structure type and characteristics were recorded.  Point load testing of the drill core was carried out to estimate rock strength, while down hole packer permeability testing as well as falling head tests were performed to identify rock mass hydraulic conductivity.  Oriented core logs from the geotechnical drill holes were provided and included a total of sixty measurements.

18.1.3

Geotechnical Conditions

General

Review and analysis of the geotechnical data provided resulted in the criteria to allow the proposed open pit area to be divided into six geotechnical domains based on structural and lithologic characteristics.  The domains are described in detail in the following sections and their locations shown in Figure 18-1.  The figure displays the volume of information for each domain provided by the geotechnical data acquisition by Nevsun staff.

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Figure 18-1:

Amount of Supporting Data for the Main Rock Types

Rock Types
Count
7000
6000
5000
4000
3000
2000
1000
0
Gen/Surface
Oxidised
Acidified
Igneous
Extrusive
Sedimentary
Sulphide
Metamorphic
Tectonized

Domain I – Overburden

Overburden depths vary throughout the proposed open pit area and are composed of a fine-grained alluvial deposit (low plasticity clay with some silt).  The depth of overburden appears to vary from 2 m to 10 m.  Samples taken from the nearby plant site identify the material as a “low plastic” clay on the Unified System Plasticity Chart.  Some alluvial gravels are expected where water courses intersect the pit area.

Domain II – Oxides and Saprolite

The saprolite and oxidized rocks underlie the overburden soils, and a product of weathering of the massive sulphides and sedimentary type strata into a sometimes vuggy and porous mass.  This material is generally weak to very weak and can be broken by handling.  Point load testing was not completed within this domain and engineering parameters were not obtained from the drilling program.  The oxidized zone as defined by Nevsun geologists exists primarily within the upper 50 m of the ore zone throughout the deposit.  It is expected that this trend also continues outside the ore zone but most likely with a reduced thickness, but this will need to be confirmed with additional drilling.

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Structural defects identified were very few and consisted primarily of joints and veins, the characteristics of which could not be discerned by the Nevsun geologists logging the core.  RQD values varied considerably.  This is to be expected as the core would intersect the unaltered pieces of rock between saprolitic or extremely oxidized core.  Of note is the SAND lithology that occurs within this domain.  SAND is coarse grained limonite and hematite sand which appears to occur near the water table.  SAND was identified in hole GT-05 at about 49 m depth.  The intersection extended 2 m to about 51 m depth.

Domain III – Acidified Rock

The acidified rock mass or SOAP is a white to ivory-coloured, clay-like rock that has a very slippery feel when water is applied.  SOAP has been leached and bleached of the most soluble minerals and leaves behind clay alteration including montmorillonites and gadolinite.

The geotechnical logging identified the rock as highly weathered with a rock strength index ranging from weak to strong.  Point load testing was not completed within this rock type by Nevsun site staff, and so the variability of the strength could not be confirmed.  The SOAP appears to be limited to within 100 m of surface and primarily within 60 m depth below the surface.  The exploration drilling has indicated that the SOAP also contains a zone of fine sulphide enriched sand to silt that overlies the massive sulphides.  This material could represent a zone of weakness.  Pit walls may have to be adjusted or reinforced locally if it has substantial thickness.

RQD values vary considerably.  Structures within this unit were logged by Nevsun staff and comprise primarily joints and veins that are curved to undulating and smooth to rough.  Infilling was not very abundant, but where it was noted, it consists of gypsum clay and chlorite of thicknesses up to 5 mm.

No structural orientation information was obtained through this zone.

Domain IV - Igneous and Extrusive Rocks

Both the Igneous and extrusive rock masses were combined into Domain IV as both lithologies appear to be common throughout the core.  The igneous rocks are dykes and sills that appear to have intruded the volcanics and tuffs of the extrusive rock types.  When encountered, these rock lithologies are generally competent and strong when not weathered.  RQD values for both rock types improve with depth, although it does appear that the igneous lithologies show more scatter in the RQD values than the volcanics and tuffs.

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The most commonly identified structural defects include partings along natural foliation and jointing.  The structures are described as curved or undulating and smooth to rough.  Infill comprises primarily of a thin coating of clay, chlorite, calcite, gypsum and sulphides.

Structural data has been obtained by oriented core logging within this domain.  The structural data were initially divided into three separate regions within the pit area, a northern region, a central region and a southern region, to determine if there was any rotation of structural sets or significant change in the data over the length of the proposed open pit.  Only three joint sets were identified in Domain IV.  These are listed in Table 18-3.

Table 18-3:

Domain IV Structural Sets

Joint Set	Dip	Dip Direction
IV-1	70-80	246
IV-2	80-90	291
IV-3	45-55	352

Domain V – Massive Sulphides

The massive sulphides encountered in the drilling consisted of sulphide stringer zones and massive sulphide lithologies. This rock lithology is competent and strong when encountered at depth.  Near surface, however, the alteration and weathering of the ore body has produced a weak and well fractured rock mass.  RQD values confirm this with scattered RQD values to approximately the 100 m depth below surface.  RQD values below this depth appear to improve dramatically, with the majority attaining values between 80% and 100%.

The most commonly identified structural defects are partings along natural foliation, jointing and veins.  The structures are described as curved or undulating and smooth to rough.  Infill comprises primarily of clay, chlorite, gypsum and sulphides.

Structural data were obtained by the oriented core logging for the STSX and the MSUL lithologies.  Analyses were reviewed for these two rock types for the three regions of the proposed pit (North, Central and South).  The number of data points and the data point scatter indicates that the information could be combined for each of the lithologies.

Table 18-4 display the structural sets identified for this domain.  Structural Sets 1 and 2 are common with Domain V but the remaining sets vary notably enough to impact the proposed pit design.

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Table 18-4:

Domain V Structural Sets

Joint Set	Dip	Dip Direction
V-1	70-90	254
V-2	60-80	290
V-3	40-60	335
V-4	30-50	174

Domain VI – Tectonized Rock

The tectonized rock mass consists of that rock which has been faulted or sheared.  Very little information was found in the 2004–2005 geotechnical logging provided by Nevsun staff in comparison to the number of metres drilled.  This can suggest that these structure types are limited in extent or that the orientation of these structures is such that the exploration drilling did not intersect a significant number.

From the structural orientation data, only 74 faults and shears were identified from all the oriented core data and the information plotted.  The contoured stereonet indicates faults possess a roughly similar orientation to that of the primary structural Sets 1 through 3 identified in the previous sections (Table 18-5).  Some flat lying shearing was also noted within the deposit.

Table 18-5:

Domain VI Faults

Fault Set	Dip	Dip Direction
VI-1	70-90	251
VI-2	75-90	283
VI-3	50-65	354

The five geotechnical drill holes completed in 2005 intersected faults and shears as well as fault gouge and breccia in all drill holes.  The faulted zones display primarily a stiff or heavily altered zone and gouge that is rehealed in some areas.  A review of the dip of these structures with respect to the core axis appears to indicate that they also follow the primary steep structural trends identified by Sets 1 and 2.

2005 Oriented Core Data

A total of 60 structures were oriented from the 2005 geotechnical drilling program.  Stereonet analysis using all 60 data points were analysed together, since the separation of the data into similar domains, described above, resulted in small datasets that were not applicable.

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The stereonet analysis displays some similarities with the 2004 orientation data in that concentrations of data occur in the east and southern quadrants of the stereonet.  However, the 2005 structural sets do not dip as steeply in comparison with the 2004 orientation data.  An additional structural set is also present in the western quadrant of the stereonet that was not previously identified from the 2004 orientation data.  The structural sets are summarised in Table 18-6.

Table 18-6:

2005 Orientated Core Data

Fault Set	Dip	Dip Direction
1	50-70º	359º
2	25-40º	067º
3	10-30º	326º
4	30-40º	275º

Rock Strength

Point load index testing and unconfined compression tests (UCS) were completed by Nevsun staff on selected rock core from the geotechnical drilling program (Table 18-7).  The point load test results from the 2004–2005 geotechnical drilling program are summarized in Table 18-8.

Table 18-7:

Summary of UCS Test Results

Lithology	Individual Test Values (MPa)	Average Compressive Strength, sc (MPa)
FELT	185.4, 91.0, 55.3, 51.6, 42.2, 153.5	96.5
MAFT	13.5, 20.3, 17.5, 49.0, 9.1, 30.1,12.7	21.7
STSX	19.7, 9.0	14.3

Table 18-8:

Summary of Point Load Test Results

Lithology	No of Point Load Tests	Estimation of Average Compressive Strength, (*Estimated “C” Value) sc (MPa)
FELT	65	99.8 (20)
MAFT	83	36.8 (15)
STSX	36	27.7 (15)

*For estimation of UCS from Mean Is(50)  values.

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18.1.4

Pit Wall Design

The proposed Bisha open pit is expected to be approximately 1.4 km long and 550 m wide and consist of two coalescing pits, a shallow pit to the north and a much deeper pit to the south.  The open pit is widest in the southern sector of the pit with a highwall exceeding 240 m in height.  A smaller highwall will be developed in the north-eastern sector of the pit, where a small hillside will be partially excavated resulting in a 200 m highwall.

A simplified rock lithology was projected onto the proposed pit walls based on a preliminary geology solid model.

The excavation of the Bisha open pit will be challenging, with various material types having to be excavated, from overburden and saprolitic rock, to a weak and heavily altered and weathered rock, to competent and strong rock.  The pit wall will be developed with the slope varying, depending upon the lithology or domain type intersected.  A preliminary pit wall geologic model has been developed.  Adjustments to the pit slope angles will be made as a more detailed lithologic model is developed and mine development proceeds.

Kinematic, probabilistic, and rock mass stability analysis methods were used to determine pit slope bench face, inter-ramp and overall slope angles in hard rock for the various domains and wall orientations.  Achievable bench face angles (BFAs) will generally govern the pit slope design except where fault and shear orientations indicate flatter inter-ramp angles (IRA) are necessary.

Stability analysis has been carried out in this study in accordance with industry standards, which utilises a factor of safety (FOS) for open pit design (bench scale) that ranges from 1.1 to 1.3, depending upon the possible failure volume and confidence in the engineering data.  The probability of failure (POF) value typically used for bench scale design is 10% and has been equated to a FOS of approximately 1.2.

Overburden and Weak Rock Analysis

The weak rock (saprolite and SOAP) and overburden thickness varies across the deposit but has been recorded to be as deep as 60 m below ground surface within the ore body.  Outside of the ore body, the alteration and weathering influence is expected to decrease and it is expected that the open pit will encounter thinner saprolitic and oxidized layers.  Drilling outside the ore body does suggest this is the case.

Domain I - Overburden

The overburden slopes should be excavated at 2H:1V slope angle.  A 12 m wide berm should be provided at the base of overburden slopes to accommodate sloughing and erosion of the overburden material and allow for vehicle traffic or tracked vehicle clean up to occur.

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Domains II and III – Oxides/Saprolite/SOAP

The oxidized and saprolite layers are expected to be quite variable in shape and based on the geotechnical drilling these are interpreted to extend to a depth of between 30 m and 40 m below ground surface.  The SOAP lithology is dominant below that and extends down to approximately 60 m depth.  Saprolitic type soils are relatively common place in highly weathered regions and there is literature and experience with this weathered rock type.  A risk in saprolitic rock is the presence of relic jointing, which is common and can cause localized failure of the bench faces.  For the SOAP material, few examples exist in industry and it is uncertain how this material will behave during excavation and exposure.  There have been some indications that the SOAP material is quite weak and therefore it could act as a potential failure surface once exposed.

It is recommend that since limited data is available, a saprolitic/oxide/SOAP layer is considered to a depth of 30 m and that an IRA of 32.5° for these domains is recommended at this time.  This slope angle is based on AMEC’s experience with saprolites.  No geotechnical parameters have been obtained to complete a stability analysis and confirm if a steeper slope angle could be achieved.  A benched configuration is probably the most practical for the oxides, saprolite and SOAP domains.  Benches in the initial stages should be a minimum of 5 m high, with 76° bench face angles and 6.5 m wide berms.  Trial of 10 m high benches may be attempted with steep (76°) bench face angles and 13 m wide berms.  The performance of this configuration should be assessed.  In any event, a large berm, 13 m wide should be included at the 50 m elevation or at the hard rock interface to allow for clean up of sloughing or localized failures.

There is some concern with the SOAP that is anticipated in the northeastern (highwall) portion of the pit.  It is possible the rock mass failure could develop if weak rock mass strengths are encountered in the upper slopes behind the proposed wall.  Additional drilling to confirm rock mass characteristics is recommended for this area.

Hard Rock Analysis

General

Bench face and inter-ramp designs for the open pit were completed using primarily a kinematic analysis technique supplemented by probabilistic analysis of the potential failure modes for the various domains and pit wall orientations.  Kinematic analysis was used to define the achievable bench face angles through analysis of toppling, wedge or planar failure modes that may be present.  The kinematic analysis involved a stereonet assessment of the oriented core data provided by Nevsun personnel to define the possible failure modes for each domain.

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The various pit wall orientations expected in each domain were assessed and the potential failure modes, using a 30° to 35° friction cone (no cohesion) were identified.  The friction angle was determined based on experience in similar material types.  Possible wedge and planar type failure modes were identified using a 90° and 50° kinematic window (respectively) on either side of the slope dip direction.  Some probabilistic analysis was used to supplement and compare with the kinematic analysis.  The probabilistic analysis utilized the structural data obtained from the oriented core to identify the POF of wedge and planar type failure modes.

Bench face designs were then determined after comparison and review of both analysis methodologies.  The designs were based on the premise that good excavation techniques will be incorporated in the pit development in order to minimise wall damage.

IRAs were then calculated using a minimum 8 m wide berm width.  Faulting and shearing was identified for each of the domains and the resulting inter-ramp angles checked against the possible shear orientations to ensure day lighting would not occur.  If day lighting of a possible shear or fault set (or combination of sets, wedge) was identified, the IRA was adjusted to less than the projected failure orientation.

Structural continuity plays a very important role in the analysis and design of open pits.  As is typically the case with other deposits that possess little rock outcrop, continuity data is not readily available.  Information regarding the continuity of the primary structural sets will need confirmation during pit excavation and pit designs should be adjusted as information is obtained.

Domain IV – Igneous and Extrusive

The igneous and extrusive rock masses are expected to comprise the majority of the entire lower pit wall geology.  The stereonet of Domain IV indicates that structural sets concentrate in the east and west quadrants and are steeply dipping.  The primary sets dip near vertical and trend north south, thus displaying steep dips oriented both east and west.

Kinematic analysis of the southern half of the pit indicates planar failure, toppling and wedge failures are possible within the walls.  Planar failure has been identified as a possible failure mode for the south and southwest wall (Set 3), northwest and the east walls (Set 1).  Wedges are a result of the combination of Sets 1 and 2, the intersection of which trends to the southeast and plunges at between 60° to 80°.  Toppling is expected to be possible on Sets 1 and Set 2 on the southwest and northwest walls.  These failure modes, if present because of strong structural continuity, define the slope designs for the southern pit.  Set 1 defines the bench face angles that will most likely be achievable for the eastern section of the pit and toppling failure defines the pit walls for the western sectors.

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The flatter-dipping structures (Set 2) identified from the 2005 oriented core will facilitate the toppling type failure within the southwest and northwest walls of the pit, and may require lower bench heights (10 m high) as a result of poor performance of the bench faces.  This potential can be assessed during early stages of mining to determine optimum bench height.  The southern portion of the pit wall will be impacted by the moderate to steeply dipping structure (Set 1), but because of the curved nature of the wall, only a small portion of the south wall will be affected.  Shallow wedges may also be kinematically possible in the southwestern area of the pit, but are expected to have a low potential for failure due to the shallow intersection plunge (about 30° to 35°).

Faulting and shearing appear dominant along similar trends as the major structural sets, with fault orientations mimicking the north-south steeply dipping trend as well as the more shallow northerly dipping structural trend.

From the geotechnical drilling, the upper 60 m of the more competent tuffs of this domain display variable to low RQD values, suggesting a heavily fractured rock mass may be encountered during pit development.  For this reason, the upper 30 m of this domain will require inter-ramp angles of 42°.

Domain V – Massive and Stringer Sulphides

The massive and stringer sulphides are expected to encompass the lower few benches of the east walls of the pit.  The stereonet for this domain exhibits moderate to steeply dipping structural sets primarily in the northeast and southeast quadrants.

The analysis of the structural orientation data indicates there will be a kinematic influence on the pit east wall where the massive and stringer sulphides are present.  Failure modes such as planar and wedge failure mechanisms are possible.  Bench face angles will require adjustment to minimize day lighting of these possible failure modes, but will not completely eliminate the possibility of wedge failure.  These geologic units are not anticipated to be exposed in any significance in the lower west wall of the pit.

Kinematic analysis indicates possible planar failure along Sets 1 and 2 and therefore the pit bench face angles (BFAs) are designed to minimise these failures and assist in defining a “cleaner” wall as the walls will be sub paralleling these structures.  It is anticipated that there will be wedge failures, especially in the southeast corner of the pit (wall aspect of 295°).  Wedges are a result of the combination of Sets 1 and 2, the intersection of which trends to the southeast and plunges between 50° to 70°.  These are expected to be bench scale failures, manageable in the field.

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From analysis of the 2005 data, shallow wedges and planar sliding are also kinematically possible on the eastern pit wall, but is expected there will be a low potential for failure due to the shallow dips and wedge plunge (about 30° to 35°).

Rock Mass Strength

Rock mass strength and stability will be a concern for the upper 60 m of the pit where the rock mass is highly weathered and more competent rock is broken.  Domains II, III and upper portion of IV are considered to possess this characteristic near surface and warrant some adjustment of the BFAs and IRAs for these areas.  As well, there is concern with regards to the proximity of the Oxide and SOAP Domains and potential impact to the northeast wall.  To date no strength information is available for these two rock types.

The pit wall will intersect the existing topography of the hillside in the northeast sector of the pit at a shallow angle, possibly exposing only a weathered rock mass, not the more competent rock anticipated at depth.  In order to accommodate this condition, an IRA of 42° is recommended for this region of the northeast wall.

A preliminary rock mass analysis was completed using SLIDE stability analysis software and Geologic Strength Index (GSI) values anticipated for the northeast wall (overall slope angle of 42°).  The following parameters in Table 18-9 were used to determine the overall stability of the proposed final pit configuration.

Table 18-9:

Rock Mass Parameters

Rock Type	UCS (estimated) (MPa)	GSI	Disturbance Factor	Slope Height/ Overall Slope Angle
Varies	15	56	1.0	150 m/42°

A moderate water table height was also included in the analysis to reflect the expectation that the structure is not fully saturated to surface, but also not dry.  By about mid pit depth it is expected that there will be water pressure behind the walls of the pit during excavation.

Stability analysis results indicate factors of safety for global stability are above the industry standard of 1.3.  Additional work is needed to confirm the water table and strength parameters used for the analysis.  A geotechnical drill hole should be located on the slope to confirm the geologic interpretation, provide additional rock mass characteristics as well as define faulting in behind the wall.

Faulting was identified by the geotechnical drilling in this area at depth.  The majority of faulting appears to have intersected the core axis at relatively large angles (≥ 50°) possibly confirming the steeply dipping structures to the west as defined in previous stereonet analysis.

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NEVSUN RESOURCES LTD. 43-101 TECHNICAL REPORT ON THE FEASIBILITY ASSESSMENT BISHA PROPERTY, GASH-BARKA DISTRICT, ERITREA

Bench Face and Inter-ramp Design

Several analysis iterations were completed to define “achievable” slope designs.  Achievable designs are considered to be practical based on current industry experience and standards, and based on previous and recent investigations.  The slope designs established in Table 18-10 will need to be confirmed by Nevsun prior to and during pit development.

Table 18-10 summarizes the configuration for various wall aspects and design sectors of the pit.

18.2

Waste Material Handling

Waste material was not categorized into different zones.  Testwork has shown that not all of the waste is acid producing but at this time there are not enough samples to accurately model the waste by its acid-producing potential.  The tailings impoundment and the water diversion dam planned for the site will be built out of non-acid producing material, all of the waste dumps and pit slopes are considered to be acid-producing.  Mineralization within the proposed pit categorized as Inferred (Section 17) has been treated as waste

An SG of 2.78 has been applied to all of the waste material, as insufficient SG data were available, especially in the units categorized as footwall waste.  This SG value is considered to be conservative, especially for the upper oxidized waste material.  This conservatism has led to increasing the tonnes of waste, and since equipment productivity is calculated in tonnes, this also increases operating costs.  AMEC therefore recommends that more waste SG measurements, using an industry standard wax-sealed method, be taken to confirm the waste SG.

Mining at Bisha will be by 36 t highway trucks and hydraulic excavators.  The primary mining fleet will consist of three 2.9 m3 hydraulic excavators, one 8 m3 wheel loader and a fleet of 8 to 18 8 x 4 highway trucks with a payload of 36 t (which can be replaced by 50 t off-highway trucks at a later stage), and three blast hole drills.  The decision to start mining with 8 x 4 highway trucks is partly due to the tire shortage of the off-highway equipment, although the trade-off study described in a later section shows that in general the highway trucks are better capital and cost effective.  Support equipment will include bulldozers, graders, a rock breaker, and a small loader to maintain the surfaces of the roads, dumps and operating benches.

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NEVSUN RESOURCES LTD. 43-101 TECHNICAL REPORT ON THE FEASIBILITY ASSESSMENT BISHA PROPERTY, GASH-BARKA DISTRICT, ERITREA

Table 18-10:

Summary of Proposed Pit Wall Design

Domain	Wall Dip Direction	Final Walls Achievable Configuration
		Bench Height (m)	Bench Face Angle/ Berm Width	Inter Ramp Angle
Overburden	0° – 360°	10	26.5°/5 m	N/A
Oxide/Saprolite* (0 m to 30 m depth)	0° – 360°	5	70°/6 m	32.5°
Weathered Rock (30 m to 60 m depth)	0° – 360°	10	72°/8 m	42°
Intrusives/ Extrusives (> 60 m depth)	North of 1715900 N 0° – 360°	10	72°/8 m	42°
	South of 1715900 N 315° – 135° 135° – 315°	20 20	70°/10 m 70°/8 m	49° 52.5°
Massive and stringer Sulphides (> 60 m depth)	North of 1715900 N 0° – 360°	10	72°/8 m	42°
	South of 1715900 N 315° – 135° 135° – 315°	20 20	70°/10 m 70°/8 m	49° 52.5°

*10 m wide berm suggested at domain toe

Mill feed will be hauled to a jaw crusher at the east side of the pit from which it will be conveyed 350 metres to the plant location.

The annual mine production and mill feed forecast for the project is summarized in Table 18-11.

Table 18-11:

Mine Production Forecast

	Total
	Mill Feed	Au	Ag	Cu	Zn	Waste	Stripping
Year	(kt/a)	(g/t)	(g/t)	(%)	(%)	(kt/a)	Ratio
-1*	83*	6.3	23.9	0.1	0.0	7,001	-
1	2,000**	8.4	24.3	0.1	0.1	10,102	5.3
2	2,000	7.6	40.3	0.1	0.0	6,836	3.4
3	2,000	1.0	34.8	4.4	0.1	7,616	3.8
4	2,000	0.8	31.6	4.3	0.1	8,053	4.0
5	2,000	0.7	42.5	4.7	0.3	11,113	5.6
6	2,000	0.8	46.8	1.6	5.6	11,913	6.0
7	2,000	0.7	54.6	1.1	7.7	14,436	7.2
8	2,000	0.7	52.7	1.1	7.2	10,326	5.2
9	2,000	0.8	53.8	1.2	6.9	4,621	2.3
10	2,079	0.8	58.9	1.2	7.3	1,603	0.8
Total	21,897	2.2	44.1	1.9	3.5	93,618	4.7

*stockpiled ore for plant feed in Year 1

**mill feed including stockpile feed

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NEVSUN RESOURCES LTD. 43-101 TECHNICAL REPORT ON THE FEASIBILITY ASSESSMENT BISHA PROPERTY, GASH-BARKA DISTRICT, ERITREA

18.2.1

Pit Sequencing

The Bisha deposit’s three main mineralized zones (Oxides, Supergene, and Primary) are to be mined sequentially, as each is treated by a different metallurgical process.  The Supergene and Primary ore is highly reactive and oxidizes very quickly when exposed to air; this leaves only the Oxide ore with the ability to be stockpiled.  The pit has been divided into eight different phases (Table 18-11).  There are three mining phases for the Oxide zone, two phases for the Supergene zone, and three phases for the Primary zone.  The starter phase is centred on a higher-grade section at the northern end of the deposit, and the second phase continues mining this pit towards the south.  The third phase mines the base of the mountain side at the north end of the pit down to the Oxide zone.  The fourth phase starts at the top of the mountain to the north and deepens the north end of the pit to recover the Supergene zone.  The fifth stage is a push back of the southern portion of the pit removing the Supergene zone.  The sixth stage deepens the northern portion of the pit to its ultimate limit recovering the Primary zone.  The seventh stage deepens the southern portion of the pit to recover some of the Primary zone.  The eighth stage is a final pushback from surface that mines the southern portion of the pit to its ultimate limit recovering more Primary ore.  The phasing of the pit allows the higher-grade and lower strip ratio material to be exploited first.  It also allows the creation of a backfill dump in the northern portion of the pit after Phase VI.  This lowers the overall mining costs and the site disturbance.

18.2.2

Mine Plan

Mining is proposed to begin by establishing an access to the top of the hill to the north of the project.  This road is constructed to provide access to the working area; all of the material is waste and is disposed of in the dumps to the north of the pit.  The waste material in the upper three benches (15 m) will be cut using a dozer to establish a large enough working platform for an excavator to work.  Once a large enough flat area has been created trucks will be used to move the material to the dumps.

Waste dump development strategy, from preproduction through to Year 5, requires placement to be focussed on the west side of the pit as, once the final pushback is started the only exit from the pit is on its east side.

In Year 5 mining starts on the final pushback on the southern portion of the pit and its waste builds a dump to the south of the pit.  This dump is offset 100 m from the pit crest and this barrier obstructs any pit extension to the south.  However, before constructing this dump, the ultimate pit limit should be re-evaluated based on the then current ore block model and design parameters.

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In Year 6 the northern portion of the pit is mined to its limits enabling the construction of an in-pit dump that reduces the waste haul distance and adds flexibility to the mining plan.

From Year 8 to the end of the mine plan the waste is hauled out the main ramp from the pit and stacked in 10 m lifts overtop the in-pit dump.  In Year 10 there will be some areas in the southern portion of the pit where the waste from the very last couple of benches can be dumped.  However, this is left for consideration during production.

18.2.3

Preproduction Mine Development

Preproduction mine development will be completed over a one year period, prior to mill start-up.  During this period, 6,844 kt of waste material will be removed and 200 kt of ore will be fed to the mill during the commissioning and start-up of the mill in the last quarter of Year -1.

Initial pre-stripping will be focused on mining down the mountain side of Phase IV.  This is required to enable Oxide ore production from this phase to follow the ore from Phase II.  Some waste pre-stripping will also be required in Phases I and II to uncover sufficient ore to enable the plant to be commissioned and to prepare for full production to commence in Year 1.

18.2.4

Production Forecast

The mine production forecast was prepared on a quarterly basis for preproduction (Year, -1) and the first two years (Years, 1 & 2) of production then on an annual basis thereafter.  The annual production target is based on maintaining the plant throughput at the designed capacity of 2 Mt/a.  Basic mine production parameters are as follows:

•

365 operating days per year

•

5,500 t/d of feed to the crusher

•

continuous production until the pit is exhausted

•

smoothing of equipment requirements.

18.3

Mining Operation

The mine fleet selection was based on the production forecast and general logistical considerations.  Since the operation of blending stockpiles to control mill feed grade is undesirable due to ore oxidation the flexibility to blend from the face is required.  Emphasis, therefore, was placed on selecting equipment with the ability to selectively mine the ore, the flexibility to react quickly to changing conditions during mining operations, and the ability to work around narrow mining headings.  Consideration was also given to the remote location and the limited number of local equipment dealers.

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Preproduction mining will have two main priorities, development of sufficient waste to complete the site construction and the uncovering of sufficient ore to feed the plant at start up.  The pioneering work and production will be carried out with an Owner-operated fleet.  The yearly equipment fleet requirements over the life of mine (LOM) are listed in Table 18-12.

Table 18-12:

Production Equipment Fleet Requirement

Years	-1	1	2	3	4	5	6	7	8	9	10
152 mm (6") Blast Hole Drill	2	3	3	3	3	4	4	4	4	3	1
2.9 m3 Hydraulic Excavator	2	3	3	3	3	4	4	4	3	3	1
8.0 m3 Wheel Loader	1	1	1	1	1	1	1	1	1	1	1
2.5 m3 Wheel Loader	2	2	2	2	2	2	2	2	2	2	2
36 t 8x4 Highway Truck	4	7	9	8	9	11	15	17	18	13	10
20,000 Litre Water Truck	2	2	2	2	2	2	2	2	2	2	2
225 kW Track Dozer	3	3	3	3	3	3	3	3	3	3	3
150 kW Motor Grader	2	2	2	2	2	2	2	2	2	2	2
2 m3 Backhoe with Impact Hammer	1	1	1	1	1	1	1	1	1	1	1

18.3.1

Load-haul Options and Mining Methods

The milling rate is set at 5,500 t/d or roughly 250 t/h.  As the Primary and Supergene ores oxidize rapidly, within days, they cannot be stockpiled, but as there is grade fluctuation, sometimes the crusher needs to be fed from two mining faces simultaneously.  In order to achieve adequate blending on the live stockpile after the primary crusher, 50 t was considered to be the maximum suitable truck capacity.  Three truck types were considered: 50 t off-highway trucks, 40 t articulated trucks and the 36 t, 8 x 4 highway trucks.  However, the option is still open to use other trucks at a later stage should circumstances warrant.

Loading equipment was selected based on 5 m benches as the absolute minimum for blasting.  Hydraulic excavators in backhoe configuration and an operating weight of 70 t to 85 t, a 4.5 m to 5 m arm, and a bucket of 2.7 m3 to 3.0 m3, as well as wheel loaders with an operating weight of 50 t to 75 t and bucket capacity of 6 m3 to 8 m3 were considered adequate loading tools.  In this Feasibility Study, a 75 t wheel loader was used, since this loader can be used for both 36 t highway trucks and 50 t off-highway trucks.  Possible alternatives are the use of a smaller bucket or a 50 t wheel loader with a high lift boom, in the case where the wheel loader will be used with 36 t highway trucks only.

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The standard procedure is single bench loading, whereby the excavator is standing on top of the 5 m high bench and loading the truck standing on the bench below.  Split benching, whereby a 5 to 6 m high bench is blasted and the excavator will stand on an intermediate platform loading partly material below, partly material above and behind, is also possible, but not recommended as the excavator performance will be reduced because of bigger swings and the possibility of damaging arm cylinders by falling boulders.

18.3.2

General Operating Parameters

To determine the number of equipment units required for each major fleet (i.e., drills, trucks, and excavators), productivities were calculated based on estimated annual operating hours and mechanical availability.  No scheduled or unscheduled down days are considered.  In the rainy season, the occasional flash rain might shut down operations for 1 or 2 hours.  The same is valid for the very occasional sandstorm during the dry season, but it is never expected that operation will be down for an extended period of time.  To allow for inefficiencies, a 50-min operating hour was applied to all equipment.  In addition, 85% truck availability to the excavator and 75% truck availability to the wheel loader were applied.  The estimated mechanical availability of the equipment decreases with hours worked.

18.3.3

Drilling and Blasting

A maximum of four 152 mm drills will be used for blast hole drilling.  This drill size fits with the selected bench height of 5 m.  The machine can be equipped with a 127 mm bit to improve fragmentation if needed; it can also drill 10 m benches in waste, which might lead to a cost reduction.  Drilling and blasting have been scheduled for all of the waste in the pit.  There may be some overburden and weak oxide material that will be amenable to free digging, which would save approximately $0.40/t in drilling and blasting costs.  This was not considered in the cost calculation.

Wall control will require pre-shear drilling of relief holes for all final walls that will be done with the production drills.  A small back-hoe with hydraulic hammer will be on site to reduce possible boulders in order to avoid secondary blasting.

Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities.

Buffer blast pattern drilling has been estimated from the buffer blasting pattern over the perimeter of each bench.  The effective penetration rate was based on rock hardness, natural fragmentation, and data from drill manufacturers.  Based on experience, a buffer row with 2.25 m spacing and 1.50 m burden was used.

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Drill productivities were calculated for ore and waste.  The theoretical penetration rate was determined by comparing calculations from previous studies, calculations provided by suppliers and actual operating experience.

Production blasting is based on a 3.5 m x 3 m pattern.  Inclined holes are planned for the base of the Supergene and for all of the Primary ore to reduce subdrill and the risk of oxidation.  An average of 200 holes need to be drilled, loaded and blasted every day, therefore two blasting trucks and ANFO mixing trucks are required.

As almost all holes are expected to be dry, 100% ANFO would be utilized for blasting.  A small supply of packaged emulsion can be kept in the explosive magazine in case of wet sinkcut holes.  Responsibility for blasting will be split between the mine work force and the explosives contractor/supplier.  The contractor will be responsible for delivering blasting agents to the bench and for loading the holes.  Mine personnel will charge the holes, place the detonators and boosters, fill the holes with stemming material and tie in the patterns.

The explosives contractor will deliver the ammonium nitrate, boosters, detonators, delays, detonating cord, and initiators to site and for storage in the contractor supplied magazine until required for use.  The contractor will also supply mixing and delivery trucks.  The Owner will provide fuel oil and accommodations for the contractor’s personnel.

18.3.4

Dust Suppression and Water Handling

Water will be used by the water truck during the day for dust suppression on the haul roads.  A sump at the deepest point of the north and south pit with an electrical submersible pump and mobile goose neck will supply water for the trucks for pit dust control.  A second system will be located on surface for dust control on surface roads.  At nights and during the rainy season, surplus water will be pumped out via two 6" pipelines from the sumps at the deepest point along the haul road to the tailings pump box at the process plant.  As the mine progresses and gets deeper, a second water filling station with a buffer tank closer to the rim of the pit is planned to increase the efficiency of the two water trucks.  Should there not be enough water, then the use of dust suppression aids can be used to reduce the water requirement.

18.3.5

Loading Equipment

Three 2.9 m3 hydraulic excavators in backhoe configuration are required for Years -1 through 8, and an additional one in Year 5.  One 8.7 m3 loader is required for the mine life.  The bucket capacity of the excavators is based on the recommendations of the manufacturers.

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The buckets of the excavators should, however, not be wider than 2.5 m in order to be able to load the 8 x 4 highways trucks from the rear without any problems.  The excavators will be able to free dig some ore and waste, especially in the breccia zone, but this is not considered in the drilling and blasting costing.

Table 18-13 identifies loading equipment suitable for this operation.  The manufacturers Caterpillar, Komatsu and Volvo can supply most of the mining equipment required for this project.  Caterpillar and Komatsu have representation in Eritrea, Volvo is represented in the region, but not in Eritrea, however, Volvo is the only one which also provides the highway trucks.  Loading productivities were based on the parameters listed in Table 18-14.  These parameters were applied to the average specific gravities resulting from the mine production forecast to calculate overall productivities (Table 18-15).

Table 18-13:

Bisha Loading Tools Options

		Bucket Capacity (m3)	Bucket Capacity (t)**	Arm Length (m)	Priced CIF Massawa (US$)	Delivery Time Massawa (month)
Excavators	Volvo EC700B LC	2.75	6.6	4.2	604,077	9
	Komatsu PC600-7	2.4	5.8	2.9	478,826	7
	Komatsu PC800-7 SE	2.9	7.0	4.6	730,522	7
	Cat 365 CL	2.4	5.8	3.0	NA	NA
	Cat 385 CL	2.6	6.2	5.5	530,000	12
Front Shovel	Cat 385 C FS	4.6	11.0	-	708,000	12
Loaders	Volvo L330E	6.7	16.1	3.44	548,749	9
	Volvo L330E HL*	6.2	14.9	3.82	548,749	9
	Komatsu WA600-3A	6.1	14.6	3.53	544,348	7
	Komatsu WA600-3A HL*	5.6	13.4	3.99	544,348	7
	Komatsu WA700-3A	8.7	20.9	4.08	916,000	8
	Komatsu WA700-3A HL*	8.0	19.2	4.65	916,000	8
	Cat 988H	6.4	15.4	3.91	618,559	10
	Cat 990H	8.6	20.6	4.22	1,021,566	15
	Cat 990H HL*	8.4	20.2	4.89	1,021,566	15

*no special quotation obtained for High Lift versions

**calculated, using a SG of 2.4

Table 18-14:

Loading Parameters

	Units	2.9 m3 Excavator	8.7 m3 Loader
Bucket Size	(m3)	2.9	8.7
Bucket Fill Factor	(%)	90	90
Average Cycle Time	(min)	0.42	0.75
Truck Spot Time	(min)	0.50	0.50
Truck Availability to Shovel	(%)	80	75
Operating Efficiency	(%)	85	85
Swell Factor	(%)	30	30
Moisture	(%)	2.5	2.5

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Table 18-15:

Loading Equipment Productives

Year	-1	1	2	3	4	5	6	7	8	9	10
Average S.G (in situ)	2.87	2.91	2.93	3.17	3.15	3.09	3.10	3.07	3.14	3.37	3.80
2.89 m3 Excavator
Theoretical productivity (t/h)	521	447	413	449	452	471	475	484	468	412	286
Effective productivity (t/h)	438	375	347	377	380	395	399	406	393	346	241
8.7 m3 Wheel loader
Theoretical productivity (t/h)	1015	831	836	882	854	936	945	958	934	842	621
Effective productivity (t/h)	853	698	703	741	718	787	794	805	784	707	522

18.3.6

Haul Trucks

Haul truck sizes will be 36 t based on the findings of a trade-off study.  This size was selected to achieve a certain degree of ore blending and to achieve production targets at minimum unit operating costs under design conditions.  The fleet size will start at four trucks for Year -1, seven for Year 1 and increases to a maximum of 18 trucks in Year 8.

The number of trucks required has been based on the forecast production quantities and haulage productivities.  These productivities were calculated by determining the haulage profiles for each material type (ore and waste) from each bench.  Using these profiles as input for Caterpillar Inc.’s FPC program a return cycle time based on the haulage truck rim pull chart was calculated.  Some cycle times of the Cat 773 and Scania 8 x 4 were compared and matched overall within 3% and were therefore considered equal.

The cycle times were then used to calculate theoretical productivities.  These were modified by applying various efficiency factors to achieve effective productivities.  Effective productivities in turn were applied against the production forecast to determine the number of trucks required for each production period.  In order to avoid truck overloading, the production excavators and loader will be equipped with pay load meters.  The average productivities for each material type for each year are shown in Table 18-16.

Table 18-16:

Haul Truck Equipment Productives

Year	-1	1	2	3	4	5	6	7	8	9	10
Average S.G (in situ)	2.87	2.91	2.93	3.17	3.15	3.09	3.10	3.07	3.14	3.37	3.80
Theoretical Productivity (t/h)	297	297	222	242	219	225	171	186	138	108	116
Effective Productivity (t/h)	227	227	170	185	168	172	131	143	106	83	89

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18.3.7

Mine Support Equipment

The following complement of road construction and maintenance equipment will be required to support the mine operations:

•

two 160 kW class road graders to maintain mine site roads

•

three 225 kW track dozers for dump maintenance, drill site preparation, road building, ditching, bench repair and shovel cleanup

•

one 2.5 m3 wheel loader to assist in road preparation and road maintenance, wall cleanup, bench cleaning, safety berms, etc.

18.3.8

Ancillary Equipment

The initial ancillary equipment fleet required for mining is shown in Table 18-17.

Table 18-17:

Ancillary Equipment Fleet

Number	Description
1	Fuel/lube Truck
1	Mechanics’ Truck
1	Welding Truck
1	Blasting Loader
2	Blasters’ Truck
1	Utility Loader and Tire Manipulator
4	Lighting Plant
1	Low Bed Tractor-trailer
2	Crew Bus 40+ person
7	Pickup Truck, 3/4 t

The fuel/lube truck will service all tracked equipment in the field.  The haulage trucks will be fuelled and lubricated as required when running between the pit and the crusher.

The supplier will deliver bulk ANFO to the blast holes.  Mine crews will load the detonators and boosters into the holes and tie in the shots, necessitating the equipment listed above.

The crew bus will be used to transport mine workers between the mine dry and their equipment.  The seven pickup trucks will be used by personnel in mine management, engineering, geology, survey, and grade control.

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18.3.9

Equipment Purchase

The purchase schedule for the production equipment is shown in Table 18-18.

Table 18-18:

Production Equipment Purchase/Lease and Replacement Schedule

Year	-2	-1	1	2	3	4	5	6	7	8	9	10
Blast-hole Drill	2	1	-	-	-	1+2*	-	1*	-	-	-	-
2.9 m3 Excavator	2	1	-	-	-	1	1*	-	-	-	-	-
8 m3 Loader	1	-	-	-	-	-	-	-	-	-	-	-
2.5 m3 Loader	1	-	-	-	-	-	1	-	-	-	-	-
Haulage Truck	4	3	2	3*	3*	2+3*	4+3*	2+3*	1+5*	2*	-	-
Track Dozer	3	-	-	-	-	2*	-	-	1*	-	-	-
Motor Grader	2	-	-	-	-	-	-	-	-	-	-	-
Water Truck	2	-	-	-	-	-	2*	-	-	-	-	-
Backhoe w/ rock Breaker	1	-	-	-	-	-	1*	-	-	-	-	-

* Replacement units

18.3.10

Fuel Consumption

Estimated diesel fuel consumption for the mine equipment fleet is shown in Table
18-19.  An average of 22,000 L per month is required for blasting fuel oil.

Table 18-24:

Estimated Annual Equipment Diesel Fuel Consumption (ML)

Year	-1	1	2	3	4	5	6	7	8	9	10	Total
Fuel	3.2	4.9	4.1	4.2	4.4	5.4	6.1	6.8	5.9	3.9	2.6	51.5

Access to the Bisha mine site is considered to be adequate to enable regular fuel deliveries so large diesel storage tanks will not be required.  A 100,000 litre tank will be sufficient to supply diesel for the mine’s equipment.

The fuel storage area is described in the infrastructure section of this study.

18.4

Manpower

The mine organization will be headed by a Mine Manager, who will report to the General Manager.  The open pit operations will be lead by the mine general foreman.  Up until Year 3, this will be an Eritrean general foreman assisted by an expatriate general foreman.  As of Year 4 there will be two Eritrean general foremen in charge. They will be assisted by four Eritrean mine operations supervisors, and two drill and blast supervisors.

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Mine maintenance will be under the responsibility of the Maintenance Manager.  This manager will also be responsible for the maintenance of the mill (and eventually the port facilities).  The Maintenance Manager will report to the General Manager.

The Superintendent Mobile Maintenance will also be an expatriate and will be assisted by Eritrean and expatriate supervisors.  From Year 5 onwards, all mobile supervisors will be Eritrean.  Maintenance crews will work the same shift schedule as mine operations crews.  Each maintenance crew will be led by an Eritrean supervisor mobile maintenance. There will also be two maintenance planners; one expatriate up until Year 3, and then two Eritreans thereafter.

The Eritrean Chief Engineer will lead the mine engineering department.  He will be assisted until Year 4 by an expatriate chief engineer, and then complemented by a second Eritrean engineer thereafter.

A senior Eritrean mining engineer will be paired with an expatriate until Year 4, and then the expatriate will be replaced by a second senior Eritrean mining engineer. They will supervise the two Eritrean mining engineers and two Eritrean mine technicians.

The survey crew within mine engineering will consist of an Eritrean Chief Surveyor paired with an expatriate until Year 3.  The expatriate will then be replaced by a second Eritrean Chief Surveyor. The mine engineering department will have one administrative assistant and will be responsible for daily, short and medium term planning including reconciliations, blast designs, road and waste dump designs, and all survey work.

The geology department will have a similar structure as the surveyors.  There will be a pair of Chief Geologists; one will be an expatriate until Year 4 and then both will be Eritreans thereafter.  The department will consist of Eritrean geologists, geological technicians and samplers.  The geology department will be responsible for geological mapping, updating of the geological database, grade control and blast hole sampling.  The geological technicians will ensure that no ore is inadvertently sent to the waste dumps or diluted with waste.

All mine personnel will begin working as of Year -2 to allow sufficient time for training.  All manning calculations are based on a four-crew system.

18.5

Mine Waste and Water Management

The Bisha site is located in an arid location where the limited precipitation occurs as episodic intense rainfall events during a relatively short period of each year.  The water management system will be designed to accommodate these short duration, high rainfall, events.

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18.5.1

Tailings Impoundment

The tailings impoundment facility will be located approximately 3 km to the east of the plant site.  The impoundment ties into the Adalawat ridge on the upstream side (north and east sides) of the impoundment.  Geometry of the impoundment is based on projected tailings production and the provided site topography.

The tailings impoundment site is underlain by low permeability bedrock.  This bedrock formation will limit seepage from the facility to low levels.  More detail on the tailings impoundment is provided in Section 18.5.4.

18.5.2

Waste Dumps

Waste dumps will be constructed in the near vicinity of the proposed pit to minimize haul distances.  An operational scheduling plan has been prepared for placement of the rock within the dumps that allows potential acid rock drainage (ARD) issues to be appropriately managed during operations while providing some flexibility for closure.  Potentially acid-generating (PAG) waste rock will be stored on the east side of the open pit so that any drainage can be collected and used for mill water supply or directed to the tailings impoundment during operations, or routed to the pit following closure.  Waste rock with no or much lower acid-generating potential will be stored on the west side of the pit.  Provisions will also be made for collection of runoff from this rock if necessary.

18.5.3

Water Management

Water management will entail dealing with various surface and subsurface waterflows as they interact with project infrastructure.  Water management will require interception of the Fereketatet River, dewatering the open pit, control of local runoff, as well as control of mine waste and tailings impoundment seepage and runoff.  The tailings facility has been designed to store the Probable Maximum Flood (PMF) without spilling.  A seepage collection pond downstream of the tailings dam will store runoff volume and has “one day” volume capacity for any embankment seepage.  Runoff collection ponds around the waste dumps and the ditches and diversion channels at the tailings impoundment, waste dumps and plant site have all been sized for 200 year return period flows.

Site Hydrology

Precipitation data from Akurdat climate gauge was used in developing the site hydrological assessment.  Akurdat is located approximately 60 km east of the project area.  A gauge in Kassala, Sudan, about 200 km west of the project was used to confirm the average precipitation estimate.  Both stations indicate the average annual precipitation at the site is about 300 mm.  Based on the Akurdat climate station the monthly distribution and annual precipitation is presented in Table 18-20.

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Table 18-20:

Annual and Monthly Rainfall (mm)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Rainfall (mm)	0.0	0.1	0.0	2.8	12.5	23.3	96.4	120	38.5	5.1	0.8		-300
Percent of Total Annual (%)	-	-	-	1	4	8	32	40	13	2	-	-	100

Table 18-20 shows a definite wet season with 85% of the precipitation falling in the July to September period with 40% falling in August alone.

Average annual evaporation at the site was assumed to be 2,000 mm.  Based on limited data from a site south of Asmara this estimate appears to be reasonable.  The calculated annual evapotranspiration potential at site is about 1,150 mm with the monthly distribution presented in Table 18-21.  The monthly distribution of evapotranspiration is considered similar to that of evaporation and thus used to distribute the evaporation estimate over the year.  Evapotranspiration was calculated using the Penman Monteith equation.

Table 18-21:

Annual and Monthly Evapotranspiration and Evaporation (mm)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Evapotranspiration (mm)	67.5	66.4	107	116	133	111	113	92.8	93.1	97.7	81.3	68.2	1,147
Evaporation (mm)	117	122	186	202	231	194	196	161	162	170	141	118	2,000
Percent of Total Annual (%)	5.9	5.8	9.3	10.1	11.6	9.7	9.8	8.1	8.1	8.5	7.1	5.9	100

Runoff coefficients were calculated using manual and automated flow measurements and comparing the volumes to specific rainfall events and monthly rainfall totals.  Computed runoff coefficients ranged from 0.03 to 0.4; a representative value of 0.05 was selected.

18.5.4

Tailings Management

Tailings Storage

The anticipated tailings production during the feasibility Base Case mine life amounts to approximately 18.1 Mt of tailings solids.  The mine goes through three separate ore types (Oxide, Supergene, and Primary) as described earlier and tailings production varies because of these ore type variations.  The ore will be milled at a rate of approximately 2 Mt/a.

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Table 18-22 provides a summary of projected annual tailings production for the Base Case mine life.  Tailings production is lower in later years due to production of copper/zinc concentrate.

Table 18-22:

Summary of Project Annual Tailings Production (Mt)

Year	1	2	3	4	5	6	7	8	9	10	11	Total
Tailings Type
Oxide	1.99	1.99	0.12	-	-	-	-	-	-	-	-	4.12
Supergene	-	-	1.65	1.76	1.76	0.36	-	-	-	-	-	5.52
Primary	-	-	-	-	-	1.33	1.68	1.68	1.68	1.68	0.43	8.48
Total	1.99	1.99	1.77	1.76	1.76	1.69	1.68	1.68	1.68	1.68	0.43	18.1

Each of the three ore types, Oxide, Supergene, and Primary, has different specific gravities (3.17, 4.69 and 4.71, respectively); and will correspondingly result in different average in situ densities within the tailings impoundment.  Geochemical characterization of tailings samples was completed by SGS Laboratories.  Sample testing was carried out on one composite sample representing each of the three tailings types, which are Primary, Supergene and Oxide tailings.

The Primary tailings sample comprised mainly pyrite (95.5 wt%) with trace amounts of chalcopyrite.  Results of acid base accounting (ABA) analyses indicate a high acid potential (AP) of 1,550 t CaCO3/1,000 t and the absence of any neutralization potential (NP) (-2.8 t CaCO3/1,000 t).  From this ABA work, the Primary tailings sample is classified as acid generating.  Leachate from humidity cell testing showed an acidic pH and elevated zinc concentrations up to 39.3 mg/L (World Bank discharge standard for zinc is 2.0 mg/L).

The Supergene tailings sample was dominated by pyrite (99.2 wt%) with minor amounts of chalcopyrite and sphalerite.  The sample has a high acid potential (1,597 t CaCO3/1,000 t) and an extremely low neutralization potential (0.87 t CaCO3/1,000 t).  The Supergene tailings are also classified as acid generating.  Leachate from the humidity cell has an acidic pH and elevated concentrations of copper, iron and zinc.

The oxide sample (cyanide leach tailings sample) was mainly quartz with moderate amounts of hematite and goethite.  Results of ABA testing indicate an uncertain potential to generate acid, with the sample have a ratio of NP:AP of 2.5.  However, the low sulphide content (0.1 wt%) and the results of the net acid generating test suggest that the sample is unlikely to generate acid.  Metal concentrations in the leachate from the humidity cell exceeded the concentration limits established by the World Bank for mercury, copper and iron at least once during the test duration although the pH remained neutral.

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The Primary and Supergene samples showed very similar particle size distributions and specific gravities (5.15 and 5.24, respectively).  Grain size analyses indicate approximately 70% of the tailings pass the #200 (75 microns) sieve.  The tailings are generally sandy silt with a trace of clay.  A grain size analysis was not performed on the oxide sample.

Tailings will be thickened prior to being pumped to the tailings facility.  The average thickened tailings product will be approximately 65% solids by weight though this will vary by ore type, operating conditions and tailings pipeline management requirements.  Tailings will be distributed by spigotting along the full length of the embankment, to create beaches adjacent to the dam.  Free water from discharged tailings and seasonal runoff will collect in a small pond in the centre of the impoundment, from where it will evaporate.  It will be necessary to extend spigot lines down the face of the dam, to avoid eroding filter zones, which would occur if tailings were allowed to flow down the upstream dam slope.  Spigot points will be frequently moved along the length of the impoundment to prevent the beach from drying out and creating a dust problem.  During operations, the frequency of rotation of spigot discharge points will be optimized based on observed behaviour.

Tailings Dam Design

Tailings generated will be stored in an impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  Given the generally flat topography and lack of valleys of extensive volume, the quantity of embankment materials required will be relatively high in relation to the overall tailings production volumes.  Following a site selection study previously carried out, and confirmed during feasibility engineering, the impoundment has been located adjacent to the Adalawat ridge approximately 3 km east of the plant site.  The impoundment will be created by construction of  rockfill tailling dams abutting Adalawat ridge.  The tailings will be thickened at the mill to approximately 65% solids, to reclaim as much water as possible prior to transport to the tailings impoundment.

Fereketatet River Interception and Diversion

The hydrology of the project site is such that high intensity, short duration rainfall events occur during the rainy months, resulting in flash flooding situations.  The proposed open pit is located in the ephemeral drainage of the Fereketatet River.  Diversion works are planned to intercept flow in the Fereketatet River during surface runoff events to prevent water entering the pit during development and operations.  The diversion works will consist of a dyke across the river upstream (southeast) of the proposed pit.  This dyke will intercept surface flow and, in extreme events, divert the flow over a dividing ridge and into the adjacent Shatera River to the east.

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As the dyke will trap surface water during a runoff event, this water will potentially be available to use as makeup to supplement supply from other sources during the wet season.  Based on relatively high evaporation rates at the site, it is anticipated that free surface water would only be available behind the proposed dyke during the “wet season”.  Subsurface conditions in the vicinity of the proposed water reservoir indicate some water storage potential below the ground surface is possible; therefore pumping the stored groundwater would be required.

The estimated volume of storage at Full Supply Level (FSL) is 1,300,000 m3.  This volume is more than sufficient to store the entire annual precipitation volume and will easily store the 1:200 year flood volume estimated at 347,000 m³3.  Therefore, discharge from the diversion channel is not expected to occur.  The diversion will be designed to safely convey the routed excess flow from an extreme flood event.

The recommended dyke elevation was set at 1 m above the spill point elevation of 575 m to provide sufficient freeboard against wave run-up and flood routing.  While no rigorous analysis of wind data has been undertaken, an allowance of 0.5 m is considered appropriate for wave run-up.  Another 0.5 m was allowed for flood routing resulting in the 1 m freeboard.  The resulting dyke crest would be a maximum 8 m above surrounding terrain.  Dyke geometry and sizing as well as freeboard and channel size will be verified during the detailed design phase.

18.6

Water Balance and Water Management

18.6.1

Project Water Balance

An overall project water balance has been developed.  Tailings will be thickened at the plant prior to discharge to the tailings pond.  Due to high rates of evaporation, there will be little water available for reclaim from the tailings pond most of the year.

The tailings facility has a catchment area of 66.2 ha with a mine life storage area of 55.4 ha.  For the purposes of calculating evaporation loss it is assumed that 20% of the surface area of the tailings in the facility is open water (ponded).  The evaporation from the beach was assumed to be 50% of the evaporation from open water.  This is to account for less water being available for evaporation in the beach compared to open water.

The overall makeup water demand for operation of the mine, camp and processing of each type of ore (net of tailings recycle water) has been determined.  Makeup demand including all uses, process, potable and domestic and are indicated below.

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•

Oxide: 129.7 m3/h

•

Supergene: 122.0 m3/h

•

Primary: 115.1 m3/h

A reliable water source(s) is required for to supply this makeup demand.

18.6.2

Pit Dewatering

At the time of preparing the scoping study, hydrogeological data was derived from several packer tests that were conducted during one of the drilling programs in the proposed pit area.  The testing indicated that permeabilities are generally low in the rock mass below a depth of 60 m, but are generally high enough that pit inflows can be expected.  Permeabiity of the rock mass as measured by packer testing varies between 8 x 10-6 to 1 x 10-7 m/s.  Detailed water flow data during the rainy season are required to more accurately estimate potential pit inflows.  It is understood that this data is currently being collected and will be available in the coming months.

Seepage inflows are estimated to be in the range of approximately 3 to 30 L/s, assuming an infinite source.  For planning purposes, allowance for pumping 30 L/s is recommended.  A better understanding of the groundwater environment, including long-term water level monitoring, is required to define pit watering requirements and optimize the pit slopes.

Water quality in the pit area is not known in detail, but a single field test completed in 2005 indicated a pH of approximately 4.23 and a conductivity of over 4,000 µS.  Some of the pit inflow water may need to be treated or blended with fresher water prior to use in the process circuit.  If the water is collected for recycle through the process; then lime treatment may be required to ensure suitability.  The use of pit water in the process should be further evaluated before the detailed design stage to be able to incorporate the requirement of treatment facilities if necessary.

18.6.3

Mine Waste Runoff

Runoff from waste dumps will potentially be unsuitable for release.  Hence, all waste dump contact runoff will be collected.  Collection ditches around the ultimate dump limits are to be constructed.  These ditches will direct runoff to collection ponds that are sized for the 1-in-200 year event.  Collection ponds will be constructed at low elevation points so that the water in the collection ditch will flow by gravity to the ponds.  An additional pond will be located at the eastern section of the waste dump to intercept runoff that would enter the pit.  Ponds are to be lined with 60 mm HDPE or LLDPE and will be sized appropriately for each of their respective catchment areas.

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The footprint of waste dumps around the pits will reach their maximum extent at the end of Year 5.  The geometry and sizing of the ditches and runoff collection ponds will require verification during the detailed design phase.

During the 200-year precipitation event approximately 15,000 m3 of water will be stored in these ponds.  The runoff water that enters the ponds will be pumped to the tailings facility where it will evaporate.

The pit will receive approximately 43,000 m³ of direct precipitation and about 6,000 m3 of runoff in a 200-year precipitation event.  This volume would require 20 days at 30 L/s to pump out of pit.  A 10 year (75 mm) event would result in 21,000 m3 entering the pit.  This volume would require 8 days at 30 ℓ/s to pump out of the pit.  Emergency pumps will be available to remove water from the pit during large precipitation events to avoid excessive downtime.

18.6.4

Local Runoff

Diversions will be constructed in the vicinity of proposed infrastructure such as the plant site.  A ditch will be constructed upslope of the plant to divert surface runoff water away from the plant.  Even with water being diverted, runoff from precipitation events which fall directly in the vicinity of the plant footprint will require control.  Runoff will be collected in storm drains and will be collected for use in the process plant if the water is not contaminated.  Facilities with the potential to spill contaminants will require curbs or berms to contain any spills.

The tailings area access road will cross the Shatera and Awne Rivers and potential tributaries as well, and may be subject to flash floods during the rainy season.  The crossings will be designed as fords or elevated roads.

The tailings line that crosses the Shatera River will also require flood protection in areas where the line could be affected by moving water and any debris it may transport.  It is recommended to evaluate the field conditions where the tailings line will cross the potential flood zones.  Design considerations for tailings line protection will be carried out during the detailed design phase.

In addition to consider protection measures for the tailings line during flood events, consideration has be given to a potential tailings line break.  It is recommended to construct an emergency spill pond(s) at the low elevation point along the tailings line.  Further field investigation/review and possibly additional topographical information would be required for determining the location of the pond(s) such that they would not be located in potential water courses.  Pond(s) size and location will be determined during the detailed design phase.  Sizing would incorporate the volume of tailings in the approximately 3 km of line (i.e., during drainage of the broken line) as well as a set amount of volume associated with spillage if the break was not immediately detected and pumping continued for a duration.  These considerations will be addressed during the detailed design phase of the project.

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18.7

Mine Closure

The Bisha Project will be developed, operated and closed with the objective of leaving the property in a condition that will mitigate potential environmental impacts.  Closure and reclamation activities will be carried out concurrent with mine operation where possible.  Final closure and reclamation measures will be implemented at the time of mine closure.  Following sections summarize key aspects of the mine closure plan.

18.7.1

Tailings Impoundment

The proposed work for closure of the tailings pond is to provide a thin cover of non-acid-generating (NAG) rock or alluvial gravel over most of the surface of the pond to prevent wind erosion, and to armour any locations where surface runoff into the pond may potentially cause erosion.  The depth of the cover will be dictated by construction practicality, i.e., the depth required to allow access of construction equipment.  The minimum depth would be about 0.5 m.  The final extent of the cover will be determined at the time of closure.  It is likely that it will be impractical to place a cover over the lowest areas of the tailings surface, where fine tailings would likely not be prone to wind erosion, and would be too soft for support of hauling equipment.  For closure cost estimation, it is assumed that the cover would be placed over 70% of the impoundment surface, which translates to approximately 250,000 m3 of cover material to be placed.

The water quality impacts of the tailings impoundment upon closure are expected to be minimal.  The tailings impoundment is expected to have a net negative water balance upon closure, so that there will be no discharge of water from the impoundment.  There will be no requirement for a closure spillway.  The small water pond that will accumulate during the rainy season will be lost to evaporation.  Oxidation of tailings will be minimal in the arid environment.  Seepage into, and through, the tailings will be small upon closure, since the water pond will be sitting over the fine fraction of the tailings that will deposit in the lowest part of the pond.  Hence, there will be no surface discharge and negligible groundwater seepage upon closure.

There may be some continuing seepage for the first few years after mine shutdown, as the tailings mass continues to consolidate.  The seepage collection pond and seepage return system will be maintained and operated as necessary for the first few years after closure, to intercept any continuing seepage.  It is anticipated that ongoing seepage would be minimal and would not be required beyond 2 to 5 years after mine shutdown.

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18.7.2

Waste Dumps

The operating mine plan will be developed so that the materials with the highest PAG rating will be placed in waste dumps upgradient from the open pit so that runoff/seepage will report to the pit.  At the end of the mine life, all of the waste dump platforms that do not already do so will be sloped towards the open pit so that any runoff would be directed towards the pit.  The dumps to the West of the open pit, which will have much lower PAG signatures, will have a perimeter ditch and sump to collect runoff.  It is uncertain whether there will be significant ARD generated by these dumps with lower PAG signatures.  Experience with other mines in similar arid environments indicates that ARD may be minimal.  Experience during operation should show whether there will be a need for ongoing collection and pumping of the drainage to the pit from these West dumps.  Allowance will be made for this eventuality in closure cost estimates.

It is anticipated it will take a long time for the open pit to fill with water after the end of mine operations, in the order of 20 to 50 years.  It is possible that the pit will never fill to oveflowing because of the high evaporation in the region.  In this event, there should be no need for treatment of water for release, at least until the pit is filled.  The final pit water balance will be better understood after mining begins, when seepage inflows and outflows can be better determined.

18.7.3

Restoration of Fereketatet River

Due to the final waste dump configuration it is not possible to re-establish the Fereketatet River to its original course, as it essentially passes through the proposed open pit and waste dump locations.  Therefore, at closure, the diversion ditch which is to redirect overflow water from the diversion dyke to the Shatera River would be left as a permanent facility.

18.7.4

Removal of Infrastructure

Upon mine closure, all major facilities will be dismantled, salvaged and removed from site.  Some facilities may be left in place temporarily if needed for closure maintenance, such as power for water interception and pumping, and some maintenance facilities.

Infrastructure that would be of value to the local community would also be left in place, in particular groundwater supply wells that could support local agriculture.  If these facilities were left in place, the mine would also ensure there were adequate funding mechanisms for these facilities to be maintained and operated in the long term.

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18.8

On-Site Infrastructure

18.8.1

Mine Site Ancillary Facilities

Foundation Conditions

Subsurface conditions were assessed during the site investigation program carried out in October 2005.  The plant site, including the process facilities, administration building, maintenance shop and warehouse and ancillary facilities; specifically the man camp (accommodation area) were investigated.

The plant site area was investigated with seven boreholes and eleven test pits.  Soil conditions typically comprised fine-grained alluvial deposits (low plasticity clay with some silt) for the uppermost 3 to 4 m across the site.  The alluvial deposit was underlain by extremely weathered bedrock (saprolitic silt, some fine sand) to an average depth of 4.5 m.  Based on the boreholes completed, weathered bedrock, fractured to 15 m, with an average RQD of approximately 50%, exists beneath the soil and saprolitic mantle.  It is estimated that the groundwater level is in excess of 10 m below ground surface.

Settlement sensitive structural foundations will require sub-excavation of the fine-grained material, which will not be suitable for foundation support.  The plant site will require sub-grade field verification by a qualified geotechnical engineer prior to foundation construction.  The proposed facilities will then be founded on the weathered bedrock at the base of the excavation.  Alternatively, structural fill (sand and gravel with less than 10% passing the 200 sieve) may be reinstated in the excavated area in suitably compacted lifts and used to found the facilities.  A portion of the sub-excavated material (fine-grained) may be suitable as construction material for a portion of the diversion dyke.

Plant foundations that will be exposed to dynamic loading (such as the grinding module or crusher) will require rock anchors to tie the foundation to strong, competent bedrock.  Detailed foundation recommendations would be provided during the detailed phase once the structural design requirements such as final loading and acceptable settlement tolerances are known.

Water management considerations will be required as described earlier.  Specifically, diversion construction will be required on the upstream (northwest) portion of the plant site area as well as utilizing storm drains as well as curbs or berms for spill potential facilities.

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Six test pits were carried out at the man camp indicating the presence of highly weathered bedrock at either ground surface or within 0.4 m of ground surface.  Groundwater was not observed at the man camp during the site investigation, and interpretations were based on deeper boreholes carried out at the Bisha site, it is anticipated that the groundwater table in the vicinity of the man camp is in excess of 10 m depth.  Favourable foundation conditions exist at the man camp and only minor sub-excavation would be required to expose bedrock below each of the proposed structures.  Based on the subsurface conditions observed during the site investigation, shallow foundations could be utilized for structures at the man camp area.

Overall, foundation conditions for the plant site and accommodation area are suitable provided the considerations above are implemented.  Further geotechnical investigation work is recommended including drilling and test pitting to obtain geotechnical and geomechanical properties of both the subsurface soil and rock.  Laboratory testing, beyond that which has already been carried out, will be required to obtain strength and material properties.

Site Preparation

Minor site preparation work will be required for the accommodation area due to the presence of bedrock at or near ground surface.  Grading and removal of any organics and loose surficial material will be required prior to any construction.

Administration Building

The administration building will comprise of a rectangular, single storey, building 11 m wide by 43.2 m long.  It will be located adjacent to the mill.  Offices and cubicles will be provided for the mine management and supervisory staff as well as for human resources, accounting, procurement, information technology, and safety staff.  The building will be constructed to local standards including concrete blockwork walls and be founded on spread footings.  The office facilities will be air-conditioned.

Camp

The permanent camp complex will be located approximately 1 km to the north west of the plant site, it will house approximately 300 people and will include dormitories, kitchen and dining facilities, recreation facilities, laundry, water treatment, sewage treatment, incinerators and emergency power facilities.

General

The camp will be constructed to local standards including concrete blockwork walls and be founded on spread footings.

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The quality level of facilities will be compatible with the local standards.  The camp will be constructed complete with all electrical, communication, lighting, mechanical, sprinklers, plumbing equipment and fixtures, all finishes, furniture and related items.

Accommodation Units

The air conditioned accommodation units will consist of one 14-person unit with single rooms and baths for senior management and VIP guests, three 20-person units with two beds per room for staff, and seven 32-person units for hourly employees.  Total camp capacity will be 298 people.

Kitchen and Dining Facilities

The kitchen will be sized for the intended peak camp occupancy.  The dining facility will be sized for 300 meals per sitting.  The food storage capacity will be sized to accommodate a twice a month food delivery.  Garbage storage facilities and an incinerator will be provided and sized based on operating the incinerator once a day.  All kitchen equipment will be electric.  The dining and kitchen areas are air-conditioned.

First Aid Room

A first aid station will be provided, where patients can be stabilized for evacuation to an off-site hospital.  The first aid station will provide two beds, first aid equipment, and an office for the safety superintendent and safety personnel.  An ambulance will be provided for transport to Akurdat or Asmara as appropriate.

Recreation Facilities

The air-conditioned recreation facilities are will include a gymnasium, a recreation room with table tennis tables, pool tables and other games.  Smoking and non-smoking TV viewing rooms will be provided.  An exercise room will be provided and equipped with weight lifting equipment, treadmills, stationary bicycles and rowing machines.

Other Facilities

A commissary with post office and administration office will be provided as well as a computer area for eight computer stations.  The other facilities will include the check-in and check-out facilities as well as the administrative and catering offices for the complex.

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18.8.2

Maintenance Workshop, Warehouse and Laboratory Complex

A truckshop/maintenance shops/warehouse/laboratory complex will be constructed on site.  The complex will be designed to accommodate the following facilities:

•

Mining equipment maintenance and repair bays

•

Areas machine tools, welding and general repair

•

Light vehicle repair and maintenance

•

Warehouse space for parts for mine and mill maintenance

•

Sample preparation and assay laboratory

•

Change facilities with showers and lockers for maintenance and laboratory personnel

•

Air-conditioned office space to support the above functions.

The mobile equipment section will have four heavy equipment repair bays, of which two will have embedded rails for tracked equipment, and one lube bay.  The distance between the pillars will be 7 m and the height of the overhead crane 10 m to allow for larger mine equipment if so required at a later stage.  There will also be an area for tire mounting, small vehicle repair and three smaller bays for component repairs.

The complex will be located at the south end of the plant area adjacent to mine access road.  The truckshop/maintenance shops section of the building will be 20 m wide x 60 m long and the warehouse/laboratory section of the building will be 20 m wide x 33 m long.  The building will be clad with profiled steel cladding and founded on spread footings.

18.8.3

Explosive Magazine and ANFO Mixing Plant

The Feasibility Study was based on the explosives contractor supplying the magazines, the ANFO Mixing Plant and the ANFO trucks.

The explosive magazine and ANFO mixing plant are based on a detailed quotation given by AEL (Africa Explosives Limited).  There will be two mounted container magazines with lightning protection for accessories such as detonators and two mounted container magazines with lightning protection for explosives.  Each container pair will have its own perimeter fence and perimeter security lights.  The distance between each container pair will be 60 m.

The ANFO plant will be 100 m away from the container magazines.  It consists of an ammonium nitrate shed with a capacity of 100 t with an uplift auger, a diesel tank, a 2.5 t forklift and two ANFO trucks (ANFO mobile manufacturing units, MMU) are considered.  The plant is also surrounded by its own perimeter security fence with lights.

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All is surrounded by a second fence.  By the gate, there will be a building or container, which will function as guardhouse, office, lunch and change room.  Water and electricity will be provided.

The ANFO facility will be located 1,000 m southeast of the process plant site and 450 m east of the ultimate footprint of the waste dump (as required by International standards).

18.8.4

Fuel Storage

The diesel fuel storage capacity required was determined based upon an annual consumption rate of 26.5 Mℓ/a for the power plant and 6.7 ML/a for the mine trucks for a total of 33.2 Mℓ/a.  Two, 2.5-ML tanks will be provided for a total of 5 Mℓ of storage which equates to approximately two months of storage.  The fuel will be stored in an HDPE lined and bunded tank farm.

18.8.5

Concentrate Storage and Reclaim

The copper and zinc concentrate storage and reclaim facility will comprise of two “A” framed steel clad, steel framed structures 30.1 m long x 30.4 m wide x 16.1 m high founded on spread footings.

18.9

Power Supply and Distribution

The Bisha Project has two areas that require electrical power, the mine and processing plant including the ancillary buildings, and the port facilities.

The mine and processing plant site will be supplied with electric power generated from a new diesel-fuelled power station located adjacent to the grinding plant.  The power station will be provided on an “over-the-fence” power supply contract basis.  The power generator contractor will provide electrical power at a fixed cost with a pre-set annual minimum.  The power generator will provide the generation equipment, and operations and maintenance services.  Nevsun will provide the fuel and lubrication requirements.

The power station will comprise of multiple diesel generation sets (gensets), complete with fuel handling, lubrication system, air handling system, exhaust system, starting equipment, electrical distribution switchgear, heat rejection system and ancillary equipment installed in a dedicated power plant area.  The power station equipment will be modularized with each genset enclosed in dedicated housings, transformers on skids, electrical room and control room enclosures, stores, workshop, office and restroom ancillary buildings.

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The distribution voltage is selected to match the grinding mill motor requirements to minimize transformation costs.  In general, the distribution will be as follows:

•

Electric power is distributed from the power station to the site electrical load centres in armoured cables in tray.

•

The electrical distribution equipment is to be located in electrical rooms strategically situated to minimize cabling costs and maintenance operations.

•

The freshwater pump-houses and tailings reclaim pump-houses will be provided power on overhead power lines.

A standby power genset will provide emergency power to the camp in the event of a power failure.

The port concentrate load-out facility near Massawa will receive power from the local utility.  The existing cement factory port facility, which is to be redeveloped for the project, has electrical distribution equipment.  Allowances have been made for additions to the existing equipment and for new distribution for the Concentrate Load-out Facilities as required.

18.10

Process Control System

Process control for the plant will use a network of distributed controllers and Human-Machine-Interface (HMI) equipment.  The control system, HMI stations and all associated communications equipment will be of current technology that has been proven to be efficient and reliable in similar installations.  The system shall be capable of direct expansion to control all equipment required to meet the planned future requirements of the mine (i.e., Supergene and Primary ore phases).  The system design will include the following features:

•

The processors, configuration tools and operator interface(s) shall reside on a peer-peer network.  The peer-peer network is to be redundant and self-healing.

•

The remote I/O network shall be redundant and self-healing.

•

All controllers, HMIs and servers and communication equipment to be backed up by un-interruptible power supply units (UPS).

•

Programming software to be IEC 6-1131-3 compliant supporting ladder logic and function block.

•

HMIs will be located in the Main Process Plant control room.  Field mounted HMIs will be located as required.

•

The control system will include an Instrument Device Management software application for keeping track of instrument calibration, configuration and health.

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•

Motor control will be integrated to the main control system via Profibus.

•

Variable frequency drive (VFD) control will be integrated to the main control system using either, Profibus™ or Modbus plus (MB+) communications.

•

Third party control systems, packaged equipment PLC's, will communicate with the main plant control system via fibre optic communications link.  This includes the link to the main power station control system.

•

The control system components, processors, power supplies, I/O modules and data communications equipment shall be housed in floor standing cabinets located in electrical rooms.

•

The main plant control system will tie directly to the field instrumentation that is based on FOUNDATION fieldbus™ technology.

•

Fibre optic technology will be implemented for the network(s).

•

The control system will be capable of linking directly through a gateway to the plant office LAN.  Gateway device shall include firewall protection for security.

18.11

Communications System

Site communications will be a satellite telecommunications system based on the following:

•

Fibre communications system backbone

•

Key equipment built-in redundancy to enable hot equipment change without loss of service

•

Voice, data, fax, Internet and video (1000Base T devices) capabilities

•

Satellite earth station in dedicated enclosure with heat, light suitable for outdoor installation.  This shall include antenna, transceivers, power supplies and all other equipment requirements

•

Communications equipment including all routers, switches, controllers, security firewall, modems and all other requirements for a complete system

•

UPS backup supply for a minimum 30 minute supply with system fully loaded

•

Wireless Ethernet bridge Master – Slave for remote Freshwater Pump-house

•

Wireless Ethernet bridge Master – Slave for remote Reclaim Water Pump-house

•

Modular design suitable for expansion, maintenance and trouble-shooting

•

Design approved by recognized authorities

•

Cabinets, cabinet wiring and equipment mounting

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•

All software

•

Gateway services to Europe and North America

•

VoiP (Voice over internet Protocol), Data, VoiP/Data receptacles for installation by others using CAT6 twisted pair cabling.

System design will need to be finalized during the detailed design phase of the project.  A site survey will be required to confirm installation equipment selection and minimize commissioning requirements.

18.12

Water Supply

The Bisha mine site operations and ancillary facilities will require a maximum of 142.2 m3/h (39.5 L/s).  The freshwater usage is broken down as follows:

•

Mine – 12.5 m3/h (3.5 L/s)

•

Process Plant (maximum) – 129.7 m3/h (36.0 L/s)

The ore recovery process will consume the largest amount of the freshwater.  The process has been designed to maximize the recycle of process water and includes the installation of a tailings slurry thickener to recover process water prior to pumping to the tailings containment system.  This approach serves to minimize the evaporation losses that result with the typically large water surface area in tailings containment systems.  Evaporation rates in this region are very high and it is projected that insufficient decant water will be available in the tailings containment to warrant a reclaim pumping system.

18.12.1

Freshwater

Freshwater will be supplied from groundwater.  A well farm has been proposed 6.5 km southeast of the process plant site, along the base of the slope of an adjacent mountain range.  This site has been selected because it is downstream of a significant precipitation catchment area and has potential for a relatively thick column of alluvial material that will collect and hold the runoff from the adjacent mountains.

The well farm as proposed will consist of 10 wells each to a depth of 30 m.  The wells will be located on a grid with 200 m spacing between each well.  Each well will be cased and fitted with a 30 L/s capacity vertical turbine pump.  Each pump will be connected to a header and feed into 100,000 L capacity water collection tank at the well farm.  From this tank, water will be pumped to the 900 m3 freshwater/firewater tank at the plant site.  This tank will provide two hours of firewater at 95 L/s plus one hour (90 m3) of freshwater storage.  The water transfer pumping system will consist of one operating and one standby pump at the well farm plus one operating and one standby booster pump at the midpoint of the pipeline.  Power for all the pumps will be supplied via overhead powerline from the site power generation plant.

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The operating philosophy will be to operate 5 of the 10 wells at any given time, to allowing for regular recharge of the non-operating wells.  If necessary, during times of peak water requirement, additional wells can be brought on line.

Site water supply investigation is ongoing to confirm the optimum location for the well farm and sustainable well flow rates.  There is potential for a water farm closer to the plant site and Nevsun has indicated that this will be assessed.  The overall well farm design will need to be finalized during the detail design phase.

18.12.2

Potable Water

Potable water requirements for the camp will average 0.9 ℓ/s.  Freshwater for camp use will be pumped to potable water plant utilizing chlorination filtration and ultraviolet radiation treatment.

Potable water for remote facilities, including guardhouse and ANFO mix plant will be bottled water.

18.13

Site Security

A high-security fence will be provided around the perimeter of the mill site, the accommodations and the explosives magazine.  A low-security fence will be provided around the entire perimeter of the plant site including the open pit and waste dumps, and tailings containment system.

The gatehouse will comprise of a rectangular, single storey, blockwork building 5 m wide x 5 m long x 2.5 m high.  The gatehouse and weigh scale will be located at the entrance to the millsite.  The building will be founded on spread footings.

18.14

Off-site Infrastructure

The Bisha mine will produce gold, silver, copper concentrate and zinc concentrate over a ten-year period.  In the first two years of production, gold and silver will be extracted and flown to refiners.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.  The export of copper and zinc concentrates involves the following stages:

•

Trucking concentrate from the mine site to an export facility at the port of Massawa, a distance of 339 km.

•

Unloading and stockpiling concentrate until sufficient quantity is available for shipping.

•

Ship-loading.

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18.15

Trucking

There are currently three trucking companies in Eritrea: Lilo Transport, Transhorn and Eritruco.  The companies use the same published tariffs, which are approved by the government.  Rates are allowed to rise upon application, for reasons such as increased fuel price.

Two alternative road routes were investigated, a base case route, Massawa-Asmara-Bisha, and a northern route, Massawa-Afabet-Bisha.  The Feasibility Study adopted the Massawa-Asmara-Bisha route.  At this time, the poor condition of certain portions the Northern Route precludes its use for Bisha transport requirements.  The alternative Northern Route will be reconsidered on an effective cost comparison basis when it becomes available.

Annual planned concentrate production rates are shown in Table 18-23. The mine will first produce significant amounts of concentrate beginning in Year 3.

Table 18-23:

Concentrate Production Estimates

Year	Copper (maximum t/a)	Zinc (maximum t/a)	Total (t/a)
1	-	-	-
2	-	-	-
3	275,493	-	275,493
4	253,487	-	253,487
5	287,898	-	287,898
6	102,981	176,969	279,950
7	71,974	243,563	315,538
8	77,799	229,955	307,754
9	80,781	220,537	301,318
10	84,045	240,987	325,032

Inbound cargoes of operating consumables will total an estimated 30,000 t/a. Concentrate will be transported in rear-dump haul trucks with a gross vehicle weight of 53 t and a net load capacity of 40 t.  Inbound containers will be hauled by tractor-trailer units with a GVW of 40 t capable of transporting one 40-ft container or two 20-ft containers with a maximum weight of about 22 t.

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Lilo Transport limits the operating hours of its trucks to between 5:30am and 11:30pm for safety reasons.  During summer months truck drivers will avoid driving in the intense mid-day heat in the lowlands between 11:30am and 5:30pm.  If these constraints and the need of drivers to stop for food and breaks are accounted for, the number of driving hours per day in winter and summer will total 16.5 hours and 11 hours, respectively. The total number of available hours for driving each month will be 479 hours in winter and 319 hours in summer.  It is understood that the estimate of available driving hours in summer is a “worst-case” scenario as not all trucks will be required to stop during the heat of the mid-day.

Average truck speeds over different sections of the route between the port and the mine were based on information provided by trucking contractors and observations during the site visit.  Average driving times for the outbound and inbound transport are estimated to be 10.2 hours and 12.2 hours respectively.  Round trip cycle time inclusive of all stops and delays will be 24.7 hours for concentrate trucks and 26.8 hours for inbound cargo trucks.

Based on the assumptions for driving time available each month, round trip cycle time, and truck net load capacity, at full mine production the size of concentrate haul fleet was estimated to be 49 trucks during the winter and a maximum of 73 trucks during the summer.  The inbound fleet size for general mine supply was estimated to be 5 trucks during the winter and 8 trucks during the summer).

18.16

Port Site

For the Feasibility Study, the port site is planned on the site of an existing cement production facility, adjacent to an existing jetty on the north shore of Khor Dakliyat Bay.

18.16.1

Cement Plant

The cement plant was commissioned in 1965 and is owned by the Eritrean government.  According to correspondence from the Eritrean government the site will be made available for use by Nevsun.  The general manager of the plant expects the facility to close in 3 to 4 years due to its age and the reduced local availability of raw material.

The factory is contained within a rectangular area measuring approximately 250 m perpendicular to the shoreline, by 180 m wide.  A non-operational truck scale and scale house are located inside the factory gate.  There is an onsite fuel storage tank, surrounded by a containment berm.  The ancillary buildings appear to be in reasonable condition and may be suitable for re-use as part of the mineral concentrate export facility.  Several houses are located outside the factory, near the shoreline.  These are currently used to house single-status management staff, and from the exterior appear to be in good condition.  Located downwind of the factory, they are affected by dust.

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18.16.2

Port Facilities

The marine structures comprise a rockfill jetty and a pile-supported jetty head.  They are not used by the cement factory.  Nevsun has received indication from government sources that the jetty will be available for use by Nevsun, and the Feasibility Study was based on the timely availability of the jetty.  Should the jetty not become available, potential alternative development options exist and would need to be assessed.

The existing cement factory supplies only a portion of Eritrea’s cement requirements, with the balance made up by imports.  In the late 1990s, the MTC entered into a ten-year Build-Own-Operate-Transfer with a Jordanian cement company.  The jetty head and cement handling system were built by the Jordanian company in 2001.  A bag-handling conveyor and transfer tower on the jetty head receive bags from the ship.  The conveyor runs the full length of the rock-fill jetty to shore.  A steel pipe for pneumatic handling was installed on the jetty and a compressor house installed on land, but these were never used.

The jetty head was designed and built by an Egyptian contractor under contract to the Jordanian company.  The Port Authority has no contact with the contractor and has only partial design information.  Design drawings and design criteria were obtained, but no geotechnical or as-built structural information is available.

The jetty was designed to receive fully-loaded 17,500 DWT cement ships.  Deadweight tonnage (DWT) is the carrying capacity of a vessel, comprising the weight of the cargo, bunkers, water, personnel and consumables.  The jetty head itself was designed to support only the bag conveyor and is unlikely to be adequate to support a shiploader.  For these reasons, the new shiploader will require independent piled foundations.

In 2001, several vessels were unloaded at the jetty, but excessive dust was generated.  This prompted a stop-work order by the MTC.  The Jordanian company did not remedy the dust problem, nor did their parent company, Lafarge.  The impasse will be settled by international arbitration, but the schedule for this process is unknown.  The MTC noted that the 10-year jetty contract is presently in its sixth year.

There are three shore moorings, one near the service pier and two for stern lines.  There are two floating moorings, a bow buoy and a port stern breast buoy.  There are also two spring line bollards located at the shore end abutment of the jetty head.

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18.17

Metocean Studies

There is no history of tsunamis in this area.  Seas are normally calm, and the few vessels that have tied to the jetty head have shown little movement.  However, the rockfill jetty has suffered some erosion.

Based on available information and analysis results, weather-induced downtime is not considered to be significant.  The metocean assessment recommends that further wind, wave and water level measurements be taken at site, followed by additional analysis, to develop a more reliable estimate of site conditions.  This should be carried out prior to detailed design, under the supervision of an experienced coastal engineer.

18.17.1

Sounding Survey

A sounding survey was arranged by Nevsun to augment the sounding information available on British Admiralty Chart 460.  The survey was to establish water depths along the existing berth line, to a sufficient distance to allow warping during loading operations.  The survey also checked water depth in the vessel access/egress envelope.

When adjusted, the survey results show that the water depth at the berth face is 9.7 m, at low tide.  Allowing a 10% underkeel clearance to the seabed, the maximum acceptable draft is 8.8 m.  Considering the uncertainty in the survey, it is reasonable and conservative to work with an allowable draft of 8.5 m.  This is the same maximum draft that the Head of Navigation at the Port of Massawa said could be accommodated at the berth face.

The sounding survey also showed that the seabed has a shallow slope: at a horizontal distance of 60 m perpendicular to the existing berth face, the water is only 0.5 m deeper.

18.17.2

Design Vessel

At a February 2006 meeting attended by representatives from Nevsun, SSY, Neil S. Sheldon & Associates and AMEC, SSY stated that the most common ships operating in the Red Sea are in the 40,000 DWT to 50,000 DWT range.  It was then agreed that the marine facilities should be designed based on a 45,000 DWT ship.  Allowing for the non-cargo items, a fully-laden 45,000 DWT ship carries 38,000 to 41,000 t when the cargo is relatively dense material such as copper or zinc concentrate.

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18.17.3

Marine Facilities Design

Marine construction equipment and experience is lacking in Eritrea.  The largest crane in the country has a 40 t capacity, which is too small to drive marine piling or erect shiploading equipment.  Marine construction requiring conventional floating derrick barges will require imported equipment, resulting in high mobilization costs.  Consequently, marine facilities have been designed to require only land-based construction equipment and locally available tug boats for setting the floating moorings.

Taking into account the water depth, the structural limitations of the existing jetty head and the construction capability in the country, the following major options were considered:

•

Option 1 – Use the existing jetty head as the berth line.  The maximum load level in the design vessel will be determined based on the maximum allowable draft corresponding to the water depth from the sounding data.  The new shiploader will be installed on new piled foundations.

•

Option 2 – Push the berth line seaward into deeper water with an arrangement that has previously been used in low cost mining port applications: permanently mooring a barge against the jetty head.  The ship will then berth against the barge, which has a shiploader mounted on it.

Option 2 was estimated to cost almost US$1 million more than Option 1.  Furthermore, the sounding survey showed that the seabed has a shallow slope.  The water depth at the berth face is increased by only 0.5 m when a 61 m long barge is moored at the jetty head in Option 2.  For the design vessel, the larger allowable draft increases cargo capacity by less than 2,000 t.

Option 1 was selected for the following reasons:

•

It has significantly lower capital cost.  The extra expense of Option 2 increases concentrate loaded onto each ship by 7%.

•

Shiploading is faster in Option 1 because less warping is required.

•

Option 1 is less vulnerable to shiploading delays due to wave action.

The shiploading facilities will be capable of loading vessels smaller than the design vessel.  The efficiency of the export process can be improved by fully loading 17,500-20,000 DWT vessels, should they become available.

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18.17.3

Concentrate Handling Facilities

Concentrate will be transported from the Bisha mine to the Port site in haul trucks with a gross vehicle weight of 53 t and a net load capacity of 40 t.  After weighing at the new truck scale, the arriving truck will proceed to the truck dump area, reverse up a 1.2 m high concrete ramp to the surface feeder, and rear dump its load.  From the truck-width feeder, a receiving conveyor system carries the concentrate to a storage building.  The concentrate is then transferred to conveyor that runs into the storage building, just below the roof.  The concentrate is removed from the conveyor by plows strategically located along the discharge conveyor.  The plow can be moved along the conveyor to distribute the concentrates along the storage building.

From the mine to the Port site storage buildings, the zinc and copper concentrates are kept separate to prevent cross contamination.  There are separate surface feeders, receiving conveyors, plow conveyors and storage buildings.  Completion of the zinc surface feeder, conveyors and zinc concentrate storage building will be scheduled to coincide with the start of production of the zinc concentrate in Year 5.

Within the storage building, a wheeled front-end loader reclaims concentrate into a travelling hopper.  The hopper feeds a reclaim conveyor, which carries the concentrate to a transfer tower near the jetty.  A manual sampling station is located at the transfer tower.  From the transfer tower, an inclined conveyor on the jetty ends at the shiploader.  Consistent with the objective of minimising initial costs, and considering the annual output of the mine, a relatively simple shiploader was selected.  This will require that the ship be warped (moved along the berth face) several times during the loading operation to load all of the holds of the design vessel.  The boom of the shiploader will be used to lift a small bulldozer from the jetty head into the vessel, for even distribution of the concentrate within the vessel.

The berth occupancy, corresponding to the ship calls and shiploading rates is expected to be 11 d/a for Years 3 to 5, and 13 d/a for Years 5 to10.

18.17.5

Dust Control

The following features will be incorporated for dust control at the site:

•

The surface feeder at each truck dump is enclosed in a profiled steel clad structure; the truck dumps its load through a flexible entry curtain.

•

All vehicle access, parking and manoeuvring areas are paved.

•

The new vehicle wash has sprayers to clean the entire vehicle all around, including the under carriage.  The paved area around the truck wash is paved, with raised curbs to direct wash runoff water to a settling pond.  Following evaporation of the clean water, the solids can be swept up for disposal.

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•

Vehicles travelling from the truck dump and stockpiles area to the designated clean area of the site will be required to pass though the wash.

•

All conveyor belts are enclosed by a hinged cover above and a tray below.  The low speed of the belts will minimise dust generation.

•

At conveyor transfer points, dust will be contained by transfer chutes complete with curtains and rubber seals.

•

Concentrate stockpiles are entirely enclosed within the storage buildings.

•

The shiploader is equipped with a telescoping chute, or “elephant trunk”, to minimize dust at the jetty head.

•

From the storage buildings to the ship, the material handling system is common to both types of concentrate.  Cleaning this part of the system will be achieved by means of a vacuum system.

18.17.6

Ancillary Facilities

Nevsun has stated that the Eritrean government has indicated that the cement factory kiln, silos and material handling systems will be removed as part of facility closure plan.  To facilitate construction of the concentrate loadout structures, the foundations of the demolished structures will also need to be removed.  Due to the unresolved dispute regarding the jetty, costs are included in the feasibility estimate for demolishing the bag conveyor and jetty head equipment.

When operations cease, the cement factory will leave behind other infrastructure that can be reused, such as maintenance building and stores, fuel tanks, electrical substation and ancillary buildings.  A complete survey of the cement factory was not possible due to ongoing industrial activity.  As part of the detailed design stage, detailed condition inspections should be carried out to confirm upgrade requirements and costs.  Based on AMEC’s site visit, it appears the fuel tank and fuelling station are functional, but the truck scale requires replacement.  The electrical and plumbing systems in the ancillary buildings are old and will require upgrading.  The asbestos roofing tiles should be removed for appropriate disposal.  One of the existing buildings will be converted for use as a laboratory to analyse samples taken at the concentrate sampling station at the jetty.  The electrical transformer on site is comparatively new and considered reliable.

Municipal water is supplied by pipe, but supply is reportedly intermittent – typically one day in three or four.  A water storage tank will be constructed on site to ensure that water is available at all times for operations, fire protection and dust control.  Municipal water, when available, will fill the tank.

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18.17.7

Fire Protection and Water Supply

The concentrate itself is not flammable.  However, in the event of a mechanical malfunction it is possible for a conveyor belt to burn.  A permanent piping and sprinkler system therefore is included above all conveyors.  A line will also be constructed along the jetty to provide water supply at the jetty head for fire protection during shiploading operations.

18.17.8

Electrical Supply and Lighting

The port power supply will be supplied by the local utility.  Utility power is provided to the Massawa Cement Plant Port facility.  A 66 kV supply feeds a main incoming (existing) 66-15 kV transformer.  At the port facilities, there is an existing distribution transformer rated 15 kV-5.5 kV in an electrical compound.  Based on this, the following is included in the Feasibility Study:

•

Upgrade the existing 5.5 kV switchgear line-up and include a new feeder breaker for the new concentrate facility feeder.

•

New cabling and tray to the new concentrate facility.

•

New Electrical Room complete with distribution equipment and PLC based control system.

•

Electrical distribution as per the mine site electrical installation.

18.18

Environmental Assessment

To support project approval, AMEC commenced environmental and socioeconomic baseline studies in 2004 and continued these in 2005 and 2006.  A socioeconomic and environmental impact assessment (SEIA) aims to meet Eritrean and international standards as embodied in the Equator Principles and the Performance Standards of the International Finance Corporation (IFC).

18.18.1

Nevsun Environmental and Socioeconomic Policies

Nevsun has developed environmental, socioeconomic and sustainable development policies to guide corporate operations.

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18.18.2

Scope of Environmental Studies

There are three components to the Bisha project: the mine development itself, the transportation route between the mine site and the port in Massawa, and construction of the concentrate export facilities.  Baseline information collection and evaluation, and EA have been carried out initially for the mine development only.  As the transportation route has already been constructed as part of the national transportation system, an assessment of the environmental effects associated only with the transport of hazardous materials (i.e., cyanide and fuels) and increased traffic will be addressed in the SEIA.  The port facilities for concentrate export have yet to be finalized, and concentrate will not be ready for shipment until the end of Year 2 of production and into Year 3, the environmental impact assessment (EIA) of these facilities will constitute a separate application.

18.18.3

Schedule

The EA phase commenced with baseline studies in 2004; baseline studies are scheduled to be completed late in 2006, with the exception of ground water quality, meteorology and air quality monitoring programs which will be ongoing.  ToR for the project environmental and SEIA were approved by the Eritrean Ministry of Energy and Mines (the Ministry) in March 2006.

The forecast schedule from project approval through to mine abandonment, based on the current mine plan and a projected mine life of 10 years, is as follows:

•

Environmental approvals are anticipated in the first quarter of 2007.

•

Construction is projected to commence once financing has been secured, first or second quarter of 2007.

•

Start of production is forecast to occur in the first quarter of 2009.

•

Based on the Feasibility Study mine plan, closure would begin in 2018.

•

Final abandonment is expected to occur several years after closure, depending on the length of time required to stabilize the mine environment to the satisfaction of government authorities.

18.19

Environmental Approvals

18.19.1

Agreement with Eritrean Government – Bisha Concessions

The Public Consultation and Disclosure Plan (AMEC, 2006), and ToR for the Bisha project were approved by the Ministry in March 2006.

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18.19.2

Environmental Permitting

The Eritrean Government’s mining legislation outlines two key provisions for EA of projects; A Proclamation to Promote the Development of Mineral Resources No. 68/1995, Article 43 and the Regulations on Mining Operations, Legal Notice No. 19/1995, Article 5 both state that an EA must be completed and submitted before a mining license is granted.  The “National Environmental Assessment Procedures and Guidelines, March 1999” (NEAPG) outlines the procedure for undertaking environmental assessment and clearance of projects and is the responsibility of the Department of Environment (DoE) of the Ministry of Land, Water and Environment.  An overview of the mine and environmental approval process for the Bisha project is provided in Figure 18-2.

18.19.3

Environmental Assessment Guidelines

To the extent possible, the EA will be conducted so as to comply with Eritrean requirements and with the International Finance Corporation Performance Standards on Social and Environmental Sustainability (IFC Performance Standards, April 2006) where the latter are more stringent or comprehensive than national requirements.

EIA Guidelines

Under the IFC Performance Standards, the developer is responsible for carrying out the Environmental Assessment (EA) for large projects (IFC’s Category A projects - those with significant environmental impacts, such as mining projects), and an independent expert entity must conduct the EA.  The IFC’s performance standards on pollution prevention and abatement will be used during the EA process to provide guidance on criteria for emissions and discharges.  The EA must provide detailed justification for the emission levels and management approaches chosen for the particular project or site.

IFC Performance Standards require a social and environmental management plan (EMP) as part of the assessment.  The EMP identifies the set of responses to potentially adverse impacts, determines the requirements for ensuring that those responses are made effectively and in a timely manner, and describes the means for meeting those requirements.

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Figure 18-2:

Mine and Environmental Approval Process

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The IFC Performance Standards require developers to avoid negative environmental and social impacts and, where they cannot be avoided, to reduce, mitigate or compensate for those impacts.  Developers are also expected to appropriately consult with communities potentially affected by projects, and other stakeholders, as a way of informing them about the project and of avoiding or reducing harm to people and the environment.  Ongoing disclosure and consultation is necessary throughout the life of the project.

Equator Principles

The Equator Principles have been adopted by leading international banks as voluntary guidelines for evaluating environmental and social issues related to development projects.  The Equator Principles specifically reference the IFC Performance Standards.  The Equator Principles are high-level guidelines for banks to establish a common environmental and social evaluation framework.

18.20

Baseline Biophysical Environment

The purpose of baseline studies is to set the context within which a project will be developed.  Baseline studies help in the assessment of potential for a project to affect the environment it is constructed and operated in.  Baseline biophysical studies at Bisha commenced in 2004, and continued through to 2006.  An analysis of data collected with reference to IFC guidelines was conducted in early 2005 by AMEC.  Additional studies were in progress at the time of this Technical Report.

The Bisha Property is situated in the semi-arid Mogoraib River Basin of Western Eritrea. The catchment, which covers an approximate area of 1,400 km2, consists primarily of an undulating plain with isolated rock outcrops and mountain ranges.  The topography varies in elevation between approximately 500 m and 1,500 m above mean sea level.  The Mogoraib River discharges into the Barka River downstream of the northern boundary of the Bisha concession area.

Water resources in the project area are very limited.  The water table in the license area is very shallow, 1 to 2 m deep, during the wet season and can extend to 40 m depth in the dry season.  Unsealed roads and tracks cross the property, but no paved roads exist.  A remnant railway bed crosses the property, but it is not continuous and the track has been removed.  The nearest telephone and electrical services are available in the town of Akurdat.  Nevsun has installed diesel generators and satellite telephone service at the Bisha exploration camp.

The principal port for importation of heavy equipment is Massawa on the Red Sea coast, which is about 350 km by road via Asmara to the east.

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18.20.1

Atmospheric Environment

Climate

The climate in the project area is semi-arid with elevated temperatures year-round.  The maximum average air temperature recorded at site during the dry season in April and May is 42°C, although temperatures may rise to +50°C for short periods (AMEC, 2006).  However, since February 2004, site-specific data collection has been in progress from the meteorology station located at the Bisha exploration camp.  Average daily temperatures recorded from this station, between 2004 to 2006, were measured at +32°C for the dry season, up to a maximum of 46°C.  The coolest months were December and January where minimum temperatures were at 13°C.  All other months fell within this range.

The main rainy season is between June and September, and heavy rains can result in periodic flooding of the Mogoraib and Barka rivers, including flash floods.  Occasional rain may also fall during April and May.  Limited amounts of rain fall during other months of the year.  Total rainfall annually, on average, is between 250 and 500 mm (Klohn Crippen, 2004).  For the period of February 2004 to December 2005, the annual rainfall averaged 226 mm with 271 mm recorded in 2004, and 181 mm recorded in 2005 from the Bisha exploration camp meteorology site.  The rainy season causes periodic, short-lived difficulty in travel on the main highways, although exploration work is possible year-round.  During the period of exploration work by Nevsun, there has only occasionally been enough precipitation to flood the local rivers.

Air Quality

Limited air quality data for the Bisha project area is currently available; however, to address this data gap AMEC initiated an air quality sampling program in 2006.  In May 2006, passive samplers were installed to measure nitrogen oxides (NOx), sulphur dioxide (SO2), ozone (O3) and volatile organic compound (VOC) concentrations at the Bisha exploration camp to establish baseline levels for the project site.  Furthermore, partisols were installed at the same location in June 2006 to establish baseline particulate matter (PM) concentrations.  Both PM2.5 and PM10 are being measured for 24-hours over each sample period.  The air quality sampling programs will continue for the duration of the baseline study period, and through mine development and operation.

In the dry season, from March to June, when the land becomes parched and dusty, sandstorms (locally known as Kamsin) are common.  The Kamsin sandstorms blow eastward from Sudan during afternoons and carry fine clay and sand particles.  Following the rainy season (June to September), air quality is improved due to the presence of ground vegetation and wet soils that reduce the amount of ambient dust (Klohn Crippen, 2004a).  Furthermore air quality is additionally modified by local farmers who light fires, as a farming practice, to remove elephant grass.  The impact of smoke from local cooking fires appears limited as the local population is sparse.

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In addition, site-specific meteorological data to support the EA are being collected.  As well, regional meteorological data from government stations in Akurdat, Barentu and Sawa have been collected and will be assessed and summarized to provide a regional context to site-specific data.

18.20.2

Soils, Terrain and Geochemistry

Soils

A reconnaissance survey was completed by Klohn Crippen in 2004 as part of the preliminary baseline studies (Klohn Crippen, 2004).  Nine soil profiles were surveyed in the field and 26 soil samples, representing each profile horizon, were collected for chemical analysis.  The soil samples were analyzed for pH, nitrogen, phosphorous, cation exchange capacity, organic matter, salinity and soil particle size.  Samples were not analysed for heavy metal concentrations.  Evaluation of soil suitability for stripping and stockpiling for reclamation purposes was not completed.

Subsequently, in May and June 2006, a detailed soil survey and mapping program to describe the soil resources of the Bisha area was completed by Global Resources Development and Management Consultants (GRDMC) as part of the AMEC Feasibility Study (AMEC, 2006).  The soils mapping identified seven main soil unit types in the project area and included: leptosols, cambisols, fluvisols, regosols, arenosols, calcisols and a pocket of ferralosol in the vicinity of the Bisha Main deposit.  Furthermore, the physical properties of 36 soil pits and 2 auger sites were characterized according to Food and Agriculture Organization (FAO) methods; and samples collected for soil chemistry, heavy metal and nutrient availability analysis.  A total of 130 soil samples were collected representing each profile horizon, of which 37 were analysed for heavy metals concentrations and 93 samples for fertility and salinity parameters.  The data collected will assist in the evaluation of the reclamation potential of the project site.  Results from the chemical analysis were not available at the time this Technical Report was prepared.

Terrain

Limited terrain data were available for the project area prior to surveys completed in 2006, as part of the soils baseline field program.  Preliminary terrain classification was completed by analyzing existing Landsat imagery and delineating terrain types as appropriate.  The terrain data collected during the 2006 field program will be reported as a component of the soils baseline study.

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Geochemistry

As part of ongoing baseline and project development studies at the Main Zone on the Bisha Property, a geochemical testing program was undertaken to better understand potential risks from acid rock drainage (ARD), metal leaching (ML), and other water quality issues from mining activities, specifically waste rock and tailings disposal.  The geochemistry program is currently in progress with initial results reported in June 2006.

Three distinct characterization programs have been completed or are ongoing for the Bisha Property.  The programs were designed to characterize the waste rock, the proposed aggregate rock and metallurgical test samples (tailings).

Initial characterization of waste rock began in 2004 by Klohn Crippen (2004).  The acid-base accounting (ABA) program tested 32 samples from the Bisha Main Zone.  ABA testing at ALS Chemex, North Vancouver, Canada, included determination of total sulphur, sulphate sulphur, sulphide sulphur, CO2, modified Sobek neutralization potential (NP) and maximum potential acidity (MPA).  A subset of samples received trace element analysis using inductively coupled plasma – mass spectrometry (ICP-MS) after strong acid digestion.  It should be noted this test work included 48 samples from the Bisha Northwest Zone.  The Northwest Zone is not part of the current development plan.

In August 2005, AMEC arranged, on behalf of Nevsun, to have SGS Lakefield conduct a program of environmental testing on 50 waste rock samples collected from the Main Zone as part of the 2005 geotechnical drilling program (AMEC, 2006).  In 2006, 42 additional drill samples and five surface grab samples were submitted to SGS for testing.  Testing completed by SGS Lakefield included ABA, modified Sobek NP, XRF whole rock analyses and ICP-MS trace metal scans after strong acid digestion.  Results from the 2006 program were received by AMEC in June 2006, analyses will be completed by late 2006.

Kinetic testing of selected waste rock lithologies began in 2006.  Composite samples of MAFT, FELD, INTT, STSX and STSX (INTT) waste rock lithologies were used to create humidity cells.  Weekly leachates have been collected from the humidity cells since 16 February 2006 and results through April 2006 have been provided to AMEC by SGS.  SGS also completed detailed geochemical characterization of three metallurgical testing residue samples (tailings) (AMEC, 2006).  The geochemical characterization included mineralogy, trace metal analysis, a modified rainfall leach test, modified ABA, NAG, chemical analysis of aged tailings decants and humidity cells.  SGS provided a short update on the humidity cells. AMEC has requested the data, however it was not provided in time to include in this report.

Five samples from the proposed aggregate source area were submitted to SGS for ABA, whole rock and trace metal analysis in July 2005.  The tests are ongoing and will be reported at a later date.

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The static acid-base accounting (ABA) testing data on the Bisha Main Zone suggests the majority of waste rock that could potentially be generated from this region of the project is likely to pose a risk of acid rock drainage (ARD).  Although isolated ‘pockets’ of various lithologies may contain zones of moderate non-acid generating (NAG) rock, in general, all lithologies and the majority of waste rock should be considered potentially acid generating (PAG).  Insufficient neutralizing potential (NP) appears to exist within each lithologic unit, or within the composite ABA dataset, to effectively result in an overall NAG waste material.

18.20.3

Vegetation

A preliminary soil survey of the mine pit area was completed during the dry season in March 2004 by Klohn Crippen, when annual herbs and grasses are normally absent from the area (Klohn Crippen, 2004).  Based on these results a preliminary vegetation map was developed based on broad ecosystem types.

The vegetation sampling program was expanded in 2006 to better characterize the terrestrial ecosystem of the project site in the dry and rainy seasons by GRDMC (AMEC, 2006).  In May 2006, ecotype delineation and mapping of the Bisha area was completed in consultation with the soils and wildlife programs.  This preliminary field survey indicated that the project area is dominated by wooded grasslands that are characterized by dominant shrub/tree species (i.e., Acacia tortilis, A. oerfota, Cadaba rotundifolia).  The ecotype mapping developed from these surveys, provided the ecotype categories used for the development of the rainy season detailed sampling program.

Additional vegetation surveys were completed during the rainy season 2006, which is expected to yield the greatest plant productivity for the area.  In late August a detailed survey to characterize vegetation community composition and document rare plant communities of the project site were conducted, and an ecosystem map developed based on field evaluation.  Furthermore, an additional survey to refine the vegetation sampling program and collect representative samples for baseline heavy metals analysis was scheduled to be completed in mid-September.  Results were not available at the time this report was prepared.

18.20.4

Wildlife

In March 2004, preliminary baseline wildlife surveys were conducted by Klohn Crippen.  Field surveys were completed using a combination of vehicle and foot surveys, and documented wildlife species presence within the project area.  An attempt was made to employ a distance sampling method to estimate wildlife population abundance; however, due to limited number of wildlife observations this method was not feasible.  In addition, interviews with local communities were also conducted as part of these surveys.

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Subsequent wildlife surveys were completed in 2005 and 2006 by GRDMC (AMEC, 2006).  Similar to 2004, a combination of vehicle and foot surveys were conducted during daytime and night-time sample periods.  In 2005 wildlife surveys were undertaken during the rainy season (August) only; and in February, April and August in 2006.  The purpose of these surveys was to document wildlife species composition, abundance and utilization of the project area.  To supplement this information, preliminary habitat delineation and assessment were conducted, and habitat maps developed, in consultation with the vegetation and soils programs.  Furthermore, sample areas (50,000 m2) were established for long-term monitoring in three habitat types in the project area.

Preliminary analysis of information from local communities and field surveys indicate that the area is dominated by Soemmerring gazelle, dorcas gazelle, Absynnian hare, jackals, hyenas, ground squirrels and variety of bird species.  Other species detected but considered uncommon include Salt’s dik-dik, ostriches, aardvarks, sand foxes and warthogs.  It is suspected that mongoose, genets and other nocturnal mammals are also present but few to none were detected during surveys.  Furthermore guinea fowl, red-eyed dove, sand grouse and Arabian bustard are documented as the most common bird species in the area.  Analyses of the surveys were being carried out at the time this Technical Report was prepared.

18.20.5

Aquatic Environment

Hydrogeology

An inventory of existing local and regional water wells was completed by Klohn Crippen (2004).  The Water Resources Department (WRD) inventories (2001 and 2002) were used as the main source of background information.  Twenty-eight boreholes and 4 hand-dug wells in the Mogoraib and Jimel catchment areas were identified.  During 2004 field investigations, 5 water wells and 7 monitoring wells were installed in the project area.  The 2005 site investigation included hydraulic testing of bedrock in the pit area by packer testing and hydraulic testing of established monitoring wells.  Long-term monitoring of water levels employing data loggers has been initiated and is ongoing.

Groundwater quality samples have been collected from monitoring wells in the vicinity of the mine site.  Currently there are 7 monitoring well sites from which samples are collected.  Four are located in the vicinity of the mine site and 3 downstream of the mine footprint on the Mogoraib River (Mogoraib, and Military and Bisha camps).  Samples collected are analyzed for total and dissolved metals, major ions and nutrients.  Furthermore, manual static water level measurements are recorded for the wells near the mine site and at the Military well during each sample session.

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Water quality sampling will be conducted for the monitoring wells on an ongoing (30 day cycle) basis, including static water measurements.  The feasibility of expanding the ground water monitoring program is currently under review.

Hydrology

Surface water quality data were collected during the rainy season in 2005.  Klohn Crippen (2004) summarized existing surface water hydrology information and provided limited surface water survey data.  The surface water hydrology survey resulted in the ranking of rivers in the Bisha - Mogoraib drainage basin by streambed width and water depth measurement.  In total eight rivers were surveyed at different sections.  Catchment areas were also presented.

The Bisha project is situated in the Dige sub-Zoba (or sub-zone) of the Gash Barka Zoba (or regional administrative zone) of Eritrea.  The Barka River is the major river flowing through the region where the Bisha project is located.  The main rivers flowing through Dige sub-zone are: Mogolo, Mogoraib and Jimel, which are tributaries to the Barka River.  The Barka River is gauged, although the location of gauging stations and period of record are not known.  The Mogoraib and Jimel rivers were not gauged at the time of these surveys but are known to support significant flow during the rainy season.

A surface hydrology program commenced at the Bisha site during the 2005 rainy season.  This included:

•

the installation of an ISCO 2150 Area-Velocity flow meter for continuous data collection in the Fereketatet River (10 June to 30 September 2005)

•

manual staff gauge readings and discharge measurements in other streams in the project area.

Continuous data collection (Area-Velocity flow meter) commenced on the Fereketatet River in late June 2006 and will continue through the rainy season.  Manual data collection will be conducted on the Mogoraib, Fereketatet and Shatera rivers using manual staff gauges through this time period as well.

Water Chemistry

Surface water samples for chemical analysis to document baseline water quality conditions at the Bisha project were collected during the 2005 rainy season.  The sampling program included collections from eight sampling locations.  Furthermore, surface water samples were also collected during the 2006 rainy season, and analysed.  Compilation and data analysis to describe the baseline water quality in the Bisha project area are in progress.

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Aquatic Biota

No site-specific information is available on aquatic biological resources in the project area.  Given the short season during which the local drainage system supports water, it is unlikely that there are any aquatic biological resources in the project area due to the very ephemeral nature of the river systems.  It was judged that no surveys were required.

18.21

Human Environment

Human Environment baseline studies for the project include socioeconomics, land use and heritage resources.  A key component of the Human Environment program and the EA is the public consultation program.  The program is intended to ensure that stakeholders are informed and consulted about the project, and that affected parties are provided opportunities to participate in its design, review and implementation.  The consultation program also helps determine key environmental, social and economic issues are needed to be addressed in the assessment and planning of the project.

The Bisha project is located in the Gash Barka administrative regions (zobas), one of six major administrative zobas in Eritrea.  Gash Barka Zoba is one of the largest regions and is divided administratively into 14 sub-zobas.  Barentu is the regional administrative centre of Gash Barka.  Bisha is located in the Dige sub-zoba and the administrative headquarter is located in Akurdat.  The village of Hashakito is the closest community to the Bisha project and is approximately 6 km away.  The Gash Barka has some of the most agriculturally productive land in the country.  It contains 40% of the country’s livestock and is potentially the richest in mineral resources.  However, while there are several former Italian mine workings and some small scale placer and industrial materials mining (gravel pits, lime and marble quarries), there are no modern mines in operation in the country.

The majority of the approximately 550,000 residents of Gash Barka are involved in agro-pastoral and agricultural activities.  Herdsmen from local villages and towns migrate through the Bisha project area to take advantage of available water and forage.  Other economic activities in the Zoba include wage labour in commercial farms along the Barka River, the sale of livestock and livestock products and the collection and sale of fuel wood and palm leaves.  Women also produce and sell traditional mats and brushes.

As a result of the border war and recurrent droughts, Gash Barka is accommodating most of the Eritrean National refuges and returnees from Sudan and expellees from Ethiopia.  Of 22 resettlement camps in Eritrea, 9 are located in Gash Barka.  Two resettlements in the Bisha area are noteworthy.  These are the Bisha community, whose inhabitants were consolidated with the village of Adi-Ibrihim, and Harenay who were moved and consolidated with the village of Adorat.  Both of these communities, and especially Bisha, traditionally, and currently, utilize the area within the proposed mine footprint.

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18.21.1

Socioeconomics

Initial baseline socioeconomic data were provided by Klohn Crippen (2004) and GRDMC (AMEC, 2006).  The majority of the data available is provided at the national level.  Data for the regional and local levels were collected through interviews with key government agencies and by conducting household surveys in local communities.  As the proposed Bisha project is the first large mining/industrial project in Eritrea, many of the social and economic issues addressed are expected to be significant.  For the socioeconomic analysis six communities were considered to be in the local study area.  Regionally, the area incorporates the Gash Barka Zoba (or zone) with Barentu as the regional centre and Akurdat as one of the sub-regional centres.  An economic analysis of the implications of the Bisha project on Regional and National economies is being prepared.

Relationships between the project activities and environmental issues, social conditions and human health are an important part of the assessment process.  Baseline studies have collected information related to existing social, human health and environmental issues and conditions.

Public Consultation

Limited public consultation was undertaken as part of an initial socioeconomic scan in 2004 of local and regional communities.  This scan involved interviews with key contacts, household surveys and focus groups.  A comprehensive Public Consultation and Disclosure Plan (PCDP), in addition to a ToR for an environmental and socioeconomic impact assessment, were approved in March 2006 (AMEC, 2006).  The PCDP was modified after ‘ground-truthing’ the effectiveness and viability of all the planned activities.  These changes were reviewed with the Eritrean National Department of Mines, which is the central coordinator for all Bisha project assessment and approval activities.

Implementation of the PCDP required the identification of primary and secondary stakeholders.  For the Bisha project, primary stakeholders were considered to include the key government ministries and departments that will be involved in the review of the project as well as the members of the five villages located near the project site.  Secondary stakeholders were identified as those having the ability to influence the project either because they have knowledge that can contribute to the design of the project or to the strategies to mitigate environmental and social impacts of the project.  Secondary stakeholders are also groups that may be interested in the project.  There are no uniquely indigenous people in the project area; however, women were identified as a disadvantaged group.  Special attention was and will be given to women during the public consultation process.

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Most residents of the villages near the Bisha project are engaged in subsistence agro-pastoral activities and, like the majority of the country’s residents, have little to no knowledge of the modern mining process.  There are nine ethnic groups and languages spoken in Eritrea, not including English and Italian.  Tigrinya is the most common language used in Eritrea and in the highlands; and Tigre is the most common language used in the communities near the Bisha project.

Key objectives for this phase of the public consultation program included: communicating with stakeholders early in the project decision making process, building knowledge about the mining process, ensuring participation of affected parties in the preliminary design, determining stakeholders concerns and issues and, building trust and establishing relationships.  Nevsun has had significant consultation with the Eritrean Department of Mines and other government agencies, but less frequent and informational communications with members of the local villages.  The public consultation activities that took place between February and May 2006 marked the initiation of a more formal relationship between Nevsun and the local communities.

Due to a lack of knowledge about mining, and about impact assessment and public consultation processes among Nevsun’s Eritrean national staff, the public consultation program began by building internal capacity.  Capacity development included tours of the project site, written and video reference materials on the mining process, special presentations on the Bisha mine project and on the assessment and public consultation processes, and by developing a list of questions and answers on the project.  Nevsun’s public consultation team was orientated and supported by a consultant with expertise in mining, environmental and social issues management, as well as public consultation and communications.

The main public consultation events included:

•

Screenings of a mining video in each of the five communities; (approximately 1,000 people viewed the video to help them understand the basics of mining).

•

Workshops and site tours for senior government officials, leaders of the five villages and village members (over 200 people participated in workshops).

•

Hiring and training seven community liaison officers (located in the five neighbouring villages as well as Akurdat and Barentu).

•

Establishing store front information centres in Akurdat, Barentu and Hashakito.

Particular attention was given to ensure women’s attendance and participation at the events.  Women were represented at all of the village workshops and a women’s only workshop was also held.  A workshop was also held for Bisha community members.  Families in the Bisha community, which is now part of another larger village, historically and currently still farm and utilize the project area.  A resettlement plan will be required for either individual members or for the community as a whole.

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Documentation procedures were established for all communications with stakeholders.

Several other events were completed during June to August 2006, including meetings with non-governmental and quasi non-governmental organizations, displays at trade shows and expositions, and radio interviews.

Common themes that arose during the March to May, 2006 workshop discussions related to:

•

Lack of existing community services such as schools, clinics, transportation and potable water.

•

Land use and the impact of the project on seasonal farmers and nomadic herders.

•

Employment and training of local people.

•

Increased traffic and public safety.

•

Water use at the Bisha project.

•

Impacts on wildlife and vegetation.

•

Strong local support for the project and awareness and understanding of the potential opportunities it will bring.

Nevsun will incorporate a discussion of these issues and concerns into the impact assessment report, which will be made available to stakeholders.  Plans for public consultation and disclosure subsequent to completion of the impact assessment report are being formulated at this time.

18.21.2

Land Use

A preliminary land use survey in the vicinity of the proposed mine site was conducted by Klohn Crippen (2004).  It was determined that approximately 96% of the area was used by local herders as pasture for livestock and used seasonally for activities including agriculture, domestic livestock migration and accessing wells and burial sites.  Currently the land is overgrazed, which is related to ongoing drought conditions and pressures from livestock foraging.  This study was conducted in consultation with people from local communities.  Consultation with local communities with respect to land and resources in the Bisha area will be ongoing.

An additional survey was conducted in February 2006 for the six communities within the Bisha area; these included Tekeret, Adi-Ibrihim, Hashakito, Jimel, Adorat-Harenay and Takawda (AMEC, 2006).  The purpose was to discuss reliance on agriculture and specific agricultural systems, livestock utilization and migration, animal health and husbandry and other related issues.  The survey identified that most individuals were agro-pastoralists and relied primarily on livestock for subsistence, with the exception of Harenay and Takawda where agriculture is more important.  Most of the people in the region are located in permanent settlements but utilize the Bisha area as one of the many areas for grazing livestock, planting crops and accessing watering areas, which in some cases involves migrating distances up to 200 km, as herders move through the region in search of suitable grazing lands.  Additional work has been carried out to document the location of active agricultural areas within the concession area during July and August 2006, and agricultural plots geo-referenced.  In addition, interviews with local villages were completed to support this information and identify traditional agricultural use of the Bisha area.

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Furthermore, a livestock sampling program was completed in May 2006 to characterize baseline heavy metal concentrations in livestock blood and tissue.  Blood samples were collected from five livestock species (camel, goat, sheep, donkey and cattle) in Jimel, Hashakito and Adi-Ibrihim; tissues samples were collected from goats only from the communities of Hashakito and Jimel.  All residual animal products were donated back to the community from which they were collected, and distributed by the village administration to community organizations (i.e., schools).  Sample and data analysis and reporting for the livestock program are currently in progress.

18.21.3

Archaeology and Heritage Resources

Two archaeological surveys were completed in 2004 at the Bisha mine site identifying 72 archaeological sites within a 3 km2 area.  The reports, prepared by the National Museum of Eritrea (NME), noted that the surveys revealed potentially significant prehistoric sites and modern tombs.  Recent burial sites (less than 30 years) are also present within the concession area and some are within the footprint of the proposed pit.

Additional archaeological field investigations were completed in April 2005 and May 2006.  The 2005 investigations involved field survey and excavation of areas in the vicinity of the proposed airstrip, water storage and diversion area (Fereketatet River) and the mine pit and tailing area.  In 2006, investigations focused on areas identified during previous surveys, in addition to survey of a proposed dam site and the Harenay site.  Furthermore ethnographic information was collected during interviews with local inhabitants in both 2004 and 2005.

The Harenay site is likely one of the most significant archaeology sites identified within the regional study area.  It was originally identified by a Nevsun field geologist during mineral exploration. Harenay is located in the southern portion of the project area and initial survey was initiated during the 2006 field season.  The site is characterized by a high density of ceramic fragments on the surface with a number of mounds distributed throughout the area.  Analysis of the artefacts collected from the site was in progress at the time of this report.  Additional work is necessary to appropriately describe and characterize the site; however, it is not anticipated that the site will be impacted by the mine or water supply development according to the current mine design and known or suspected economic mineral deposit locations.

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“Chance find” procedures will be developed in advance of construction and any ground breaking activities.

18.21.4

Environmental Assessment

An EA is required to determine what impacts can potentially occur from project development, operation and closure and to develop mitigation and management plans to lessen significant impacts to the greatest extent practical.  The EA for the project is intended to meet Eritrean and IFC Performance Standards; and the terms identified and agreed on in the ToR for the Project.  Both the biophysical and human environment will be assessed.  Areas of influence of the project will be defined.  Valued components will be selected based on baseline studies and community consultation as well as the scientific literature on the project region.  All phases of the project will be included in the analyses.

The project has the potential to affect the air, water and land environments, traditional land use and community life.  Potential project effects will be evaluated and mitigation and management strategies developed for valid linkages between valued components and project construction and operation.  Public consultation during the impact assessment will provide key inputs and direction for development of mitigation and management strategies.

The EA will identify, evaluate and address the potential economic and social impacts of the project, including the loss of some grazing land and land used for local farming.  Information will continue to be collected to determine if resettlement is necessary.  A Resettlement Plan will be prepared if required.

Table 18-24 provides a list of environmental issues identified to May 2006; public and government consultation may identify additional issues.

18.22

Mitigation and Environmental Management

18.22.1

Biophysical Environment

Approach to Safety, Health and Environmental Management Planning

The Safety, Health and Environmental (SHE) Management System will provide mine management with the necessary tools to manage the environment, health and safety concerns associated with the project.  An effective SHE Management System will help to provide a safe and healthy workplace and develop good community relations in the region.  The SHE Management System will be the key mechanism used to integrate general design and engineering with the overall goals of pollution prevention and environmental protection.

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Environmental Protection Plans

Environmental Protection Plans (EPPs) are the principal guiding documents that enable mitigation to be properly implemented as prescribed by permits, approvals and authorizations as well as by Nevsun policies.  EPPs will be developed for all aspects of the project, and maintained or improved as needed throughout the life of the project.

EPPs will be used for the following purposes:

•

identify SHE concerns and develop appropriate protection measures for such concerns

•

list all required permits, approvals and authorizations and their associated terms and conditions

•

provide a reference document for personnel when planning and/or conducting specific activities

•

provide a reference to applicable legislative requirements.

The EPPs will place a high priority on pollution prevention and waste reduction throughout the operation of the project, especially with respect to overburden and waste rock placement, tailings management, domestic and industrial solid waste, liquid effluent and hazardous waste.

The following plan outlines are provided in this document:

•

spill and emergency response

•

water management

•

reclamation and closure.

Plans, as required, will be developed through the detailed engineering design process.

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Table 18-24:

Environmental Issues for the Bisha Project

Issue	Project Phase	Mitigation and Management
Biophysical
Air Quality	All	Air quality management plan; minimize dust generation; maintain equipment
Noise	Construction and operation	Noise management plan; maintain equipment; house major stationary noise generators
Biodiversity Reduction	All	Environmental protection plan; minimize project footprint
Soils & Terrain Impacts	Construction, operation and closure	Environmental management plans; minimize footprint; progressive reclamation; soil conservation
Vegetation Impacts	All	Minimize footprint; progressive reclamation
Impacts on Wildlife & Domestic Livestock	All	Minimize footprint; progressive reclamation; keep domestic stock away from or around the mine property
Groundwater	Construction and operation	Maximize water recycling; storage of flood water for use during dry periods
Surface Water	All; largely confined to the rainy season	Keep mine contact water within the mine footprint, redirect surface water flow to bypass project site
Human Environment
Socioeconomic Factors	Construction, operation, closure

Address issues raised through public consultation in mine design and impact assessment; keep communities informed as to project status and progress; design programs, such as employment training and assistance with community services, to address community issues

Archaeology/Heritage Resources	All	Ensure archaeological artefacts are not disturbed or curated and preserved if disturbance is unavoidable; inform communities of survey results and proposed actions to address any impacts
Land Use - level of metals in livestock - mine site hazards to livestock - interruption of land use	All	Minimize the mine footprint; contain contact water within the site; avoid excessive drawing down of shallow groundwater aquifers, community consultation and education
Public Health & Safety	All	Community consultation; fencing or other means of limiting public access to unsafe or potentially unsafe areas at the project site; traffic safety plans; public education

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Spill and Emergency Response Plan

Spill and emergency response plans are used to mitigate potential adverse environmental effects of incidents, malfunctions and unplanned events.  These plans do not prevent incidents, but rather mitigate the potential magnitude of incidents, malfunctions and unplanned events.  These plans contain specific procedures for these events when they occur.  Key components of the SHE Management System will focus on prevention and implementation of emergency procedures.  Training and audits will occur routinely.  Systems for emergency preparedness will be incorporated into spill and emergency response plans and includes first aid, fire-fighting, notification procedures, emergency response measures and contingency planning.  To the extent possible, plans will reflect site-specific conditions.

Hazardous Materials Management

Spill and emergency response plans will be developed for hazardous materials that are likely to be stored, handled and transported during various phases of the project construction, development and operation.  Cyanide and fuels (i.e., diesel) will need to be addressed as part of the spill and emergency response planning process; others will be addressed as they are identified.

Sodium Cyanide

A spill and emergency response plan to address upsets associated with the transport of sodium cyanide from the port in Massawa to the Project site will be developed prior to the transportation of the substance.  Sodium cyanide is known to be highly toxic and can impact the environment, and individuals handling the substance, particularly in the event of a spill.  Therefore, a comprehensive spill and emergency response plan will be developed to deal with both small and large scale events.

The storage, handling and management of cyanide on-site will be addressed separate to the transportation spill and emergency response plan for sodium cyanide.

Fuel

The storage, handling and transport of hydrocarbons such as diesel will occur throughout all phases of mine development.  Therefore, it will be necessary to develop site-specific spill and emergency plans to address issues associated with on-site usage and storage to minimize impacts to the environment, in the event that they occur.

In addition, it will be necessary to develop a spill and emergency response to address issues associated with the transport of fuels to and from the port of Massawa to the Project site.

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Water Management Plan

Water Supply

Except during the rainy season of late June to September, a surface water supply is non-existent at Bisha.  Therefore, the project will rely primarily on shallow and deep groundwater aquifers for water supply.  A program to determine an adequate supply of groundwater is in progress.

Water Management

The main challenge in water management at the Bisha site will be handling the large surface flows that occur during short duration, high intensity rainfall events in the rainy season.  Because of the potential for acidic drainage from waste dumps, all drainage from dumps will be treated as “contact water” and will be collected to avoid release to the environment.  Waste dump drainage will be collected in ditches and routed toward runoff collection ponds.  Water from the collection ponds will either be treated and released, or pumped to the mill to be used as process water or discharged to the tailings pond.

The open pit and waste dumps will be constructed across the course of Fereketatet River.  The waste dumps to the west of the pit will act as a barrier to divert flood waters in the Fereketatet  A diversion dyke will be constructed between two outcrops south of the pit, to protect the pit and mine area from flood water from the south.

The diversion dyke may have the potential for water storage, to be used as process water for at least part of the year.  Rainfall, runoff and climate data are currently being collected to determine the water collection potential.

Waste Management Plan

Mine Waste

Waste Rock

As stated above the Fereketatet River will be diverted to permit mining activities.  The waste rock will be placed adjacent to the pit in the abandoned portion of the Fereketatet River basin.  The waste dumps will be designed so that potentially acid generating runoff is contained and recycled to the process or the tailings containment system.

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Tailings

The mine life is projected to be 10 years but has the potential for extension beyond that time.  A tailings impoundment location was therefore selected that has the potential to hold up to 20 years of tailings.  Quarried non-acid generating (NAG) rock will be used to construct the rockfill shell of the 2-year starter dam and will also be used to raise the dam in subsequent years.  Further work is required to confirm the source of NAG construction material for the tailings dam construction and to cap the tailings.

Both cyanide leach and flotation tailings will be produced, the former in the first two years of mining and the latter for the remainder.  Cyanide process tailings will be processed through a cyanide destruction circuit before being pumped to the tailings impoundment.

No shallow aquifer (> 10 m) is known to be present at the proposed impoundment site based on current drilling results. There are no potable water wells in the area.  Any wells developed for mine potable water use would be situated upgradient from the tailings impoundment.  The tailings pond water balance indicates that there will be no surface discharge from the tailings facility.

Hazardous Wastes

Hazardous wastes will be segregated from other wastes and stored in a bermed area where any accidental spills will be 100% contained.  Where feasible, hazardous substance containers, such as used oil barrels, will be returned to suppliers.  Other hazardous wastes will be consigned to a licensed hazardous waste contractor for disposal at an approved site.

Non-hazardous Industrial and Kitchen Wastes

Non-hazardous inert industrial wastes such as used tires, wood and scrap metal will be land filled at a designated facility on the mine site that will be located above the flood plain.  Kitchen wastes will be incinerated and the incinerator ash placed in the land fill.

Reclamation and Closure Plan

Waste Dumps

The operating mine plan will see placement of materials with the highest potentially acid-generating material (PAG) up-gradient from the open pit so that runoff/seepage will report to the pit.  At the end of the mine life, all of the waste dump platforms that do not already do so will be sloped towards the open pit so that any runoff would be directed towards the pit.  The dumps to the west of the open pit, which will have much lower PAG signatures, will have a perimeter ditch and sump to collect runoff to allow this runoff to be pumped back to the pit if necessary.

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Tailings

The proposed work for closure of the tailings pond is to provide a cover of NAG rock or alluvial gravel over most of the surface of the pond to prevent wind erosion, and to armour any locations where surface runoff into the pond may potentially cause erosion.  The depth of the cover will be dictated by construction practicality, i.e., the depth required to allow access of construction equipment.  The minimum depth would be 0.5 m.  The final extent of the cover will be determined at the time of closure.  It is likely that it will be impractical to place a cover over the lowest areas of the tailings surface, where fine tailings would likely not be prone to wind erosion, and would be too soft for support of hauling equipment.  For closure cost estimation, it is projected that the cover would be placed over 70% of the impoundment surface.

The water quality impacts of the tailings impoundment upon closure are expected to be minimal.  The tailings impoundment is expected to have a net negative water balance upon closure, so no discharge of water from the impoundment is anticipated.  There will be no requirement for a closure spillway.  The small water pond that will accumulate during the rainy season will be lost to evaporation.  Oxidation of tailings will be minimal in the arid environment.  Seepage into, and through, the tailings will be small upon closure, since the water pond will be sitting over the fine fraction of the tailings that will deposit in the lowest part of the pond.  Hence, there will be no surface discharge and negligible groundwater seepage upon closure.

There may be some continuing seepage for the first few years after mine shutdown, as the tailings mass continues to consolidate.  The seepage collection pond and seepage return system will be maintained and operated as necessary for the first few years after closure, to intercept any continuing seepage.  It is anticipated that ongoing seepage would be minimal and would not be required beyond 2 to 5 years after mine shutdown.

Restoration of Fereketatet River

Due to the final waste dump configuration, it is not possible to re-establish the Fereketatet River to its original course, which essentially passes through the proposed open pit and waste dump locations.  Therefore, at closure, the diversion ditch which is to redirect overflow water from the diversion dyke to the Shatera River would be made permanent.  The diversion would be constructed such that all water would be intercepted by the water dyke and redirected to the Shatera River.

18.22.2

Human Environment

Plans will be developed to address human environment issues as part of mine detailed design and completion of the current public consultation.  A social issues management strategy will be prepared for the issues identified as part of the socioeconomic analysis and public consultation process.  This will include: resettlement plans, which will be developed in collaboration with communities and individuals who will be affected by the project, employment and training strategies and community safety and outreach programs.  Relatively significant archaeological resources have been identified some distance south of the area and direct disturbance is not anticipated, but a heritage and cultural management strategy may need to be prepared to protect the site and for other potentially affected sites.  Burial sites identified within areas planned for excavation will need to be relocated.

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Public Consultation and Disclosure Plan

A consultation and disclosure process was undertaken with primary stakeholders during the EA preparation (Public Consultation and Disclosure Plan, February 2006; Addendum to Public Consultation Plan, May 2006 and Interim Public Consultation Report, July 2006, incorporated in AMEC, 2006).  Issues will be incorporated and addressed in the final EA report.  Further community engagement programs will be developed for the construction, operation and closure phases of the project based on experience gained during the assessment process.  These plans will include strategies for appropriate and regular engagement of communities and individuals, the development of interpretive material related to mining and the project and associated activities, and identifying resources and budgets for community engagement activities.

Occupational and Community Health and Safety Plans

Nevsun will develop a project-specific occupational health and safety plan to ensure that all workers maintain a healthy and safe work place.

Safety is one of Nevsun’s top priorities. Employee involvement, good safety practices, compliance with regulatory requirements and with Nevsun policies, continuous safety awareness and risk/hazard management will be integral components of the occupational health and safety plan.  Nevsun accepts its responsibility to all employees, contractors, sub-contractors and visitors on site to provide safe operations, conditions, premises, equipment and systems.  In return, Nevsun expects all employees, contractors, subcontractors and visitors to conduct their work in a skilful, safe and competent manner, respecting themselves, fellow workers and the environment.  To ensure that this expectation is met, Nevsun will monitor compliance with all safety regulations and policies.

Nevsun will also assess the risks and impacts to the health, safety and security of the affected communities during the design, construction, operation and decommissioning of the mine.  Should aspects of the project pose risks or possible impacts to affected communities, an action plan will be developed in consultation with these communities and relevant government agencies.

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18.23

Capital and Operating Costs

18.23.1

Capital Cost Estimates

The estimated capital cost to build each of the phases of this project is as follows:

•

Oxide phase – US$196.0 million (Preproduction capital)

•

Supergene phase – US$61.2 million (Funded from cash flow)

•

Primary ore phase – US$30.8 million (Funded from cash flow)

All costs are expressed in third quarter 2006 US dollars, with no allowance for escalation, interest during construction or taxes.  The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.

The capital cost estimate has been developed in a spreadsheet format and provides for engineering, procurement, material management, and construction services costs.

The Oxide phase includes the following:

•

Mining – preproduction, pit equipment, surface support equipment and mine dewatering

•

Process facilities, site development, utilities, ancillary buildings

•

Tailings management

•

Indirect costs.

The sustaining Supergene phase includes:

•

Process facilities, plant mobile equipment

•

Off-site facilities

•

Indirect costs.

The sustaining Primary Oxide phase includes:

•

Process facilities, plant mobile equipment

•

Off-site facilities

•

Indirect costs.

Utilities for the above include electrical power (supplied over-the-fence), water, communications and controls.

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The capital costs for the Oxide phase, and for the two sustaining Supergene and Primary ore phases, are summarized in Tables 18-25, 18-26 and 18-27, respectively.  All costs are expressed in third quarter 2006 US dollars.

The accuracy of the capital estimate is expected to be within ±15% of the final project costs at the summary level and is expressed in third quarter 2006 US dollars, not including any escalation allowances.  It is based on the scope of work assessed with consideration of the current state of design, procurement and construction.

Table 18-25:

Summary of Capital Costs for the Oxide Ore Phase by Area

Oxide Ore	(US$M)
Direct Costs
Mine	23.3
Process Plant	45.0
Site Preparation & Roads	0.9
Utilities	12.0
Ancillary Facilities	17.9
Tailings	10.4
Total Direct Costs	109.5
Indirect Costs
Project Costs	43.9
Owner’s Costs	12.7
Total Indirect Costs	56.6
Subtotal	166.1
Working Capital	11.5
Contingency	18.4
Total	196.0

Table 18-26:

Summary of Capital Costs for the Supergene Ore Phase by Area

Supergene Ore	(US$M)
Direct Costs
Process Plant	20.0
Ancillary Facilities	0.2
Port and Copper Concentrate Load-out	20.1
Total Direct Costs	40.3
Indirect Costs
Project Costs	14.3
Total Indirect Costs	14.3
Subtotal	54.6
Contingency	6.6
Total	61.2

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Table 18-27:

Summary of Capital Costs for the Primary Ore Phase by Area

Primary Ore	(US$M)
Direct Costs
Process Plant	15.5
Utilities	0.4
Zinc Concentrate Loadout	3.9
Total Direct Costs	19.8
Indirect Costs
Project Costs	7.7
Total Indirect Costs	7.7
Subtotal	27.5
Contingency	3.3
Total	30.8

18.23.2

Operating Cost Estimates

The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ores.  The breakdown of the process operating costs over the life of mine (LOM) is 4% for manpower, 41% for consumables and 55% for electrical power.

The Bisha project operating costs consist of the mining, processing, off-site infrastructure (port), and general and administration (G&A) cost components, summarized by year in Table 18-28.  The operating cost estimate is stated in third quarter 2006 US dollars.

Table 18-28:

Overall Project Operating Costs (US$000)

Year	1	2	3	4	5	6	7	8	9	10	LOM
Mining	14,252	12,369	12,512	12,831	14,738	16,215	18,034	15,651	11,057	7,786	135,445
$/t	7.42	6.20	6.26	6.42	7.37	8.11	9.02	7.83	5.53	3.75	6.77
Process	39,045	38,331	34,476	33,282	33,111	34,621	34,653	34,653	34,653	35,982	352,809
$/t	19.52	19.17	17.24	16.64	16.56	17.31	17.33	17.33	17.33	17.31	17.57
Port			1,459	1,446	1,467	1,462	1,484	1,479	1,476	1,489	11,763
$/t			0.73	0.72	0.73	0.73	0.74	0.74	0.74	0.72	0.73
G&A	9,102	8,905	8,220	7,751	8,005	6,684	6,589	6,486	6,490	6,578	74,810
$/t	4.55	4.46	4.11	3.88	4.00	3.34	3.29	3.24	3.25	3.16	3.74
Royalties	10,175	9,432	6,890	6,517	7,138	4,185	3,932	3,704	3,778	4,078	59,828
$/t	5.09	4.72	3.45	3.26	3.57	2.09	1.97	1.85	1.89	1.96	2.99
Total	72,574	69,037	63,557	61,827	64,460	63,168	64,692	61,973	57,454	55,913	634,655
$/t	36.57	34.55	31.79	30.91	32.23	31.59	32.35	31.00	28.73	26.99	31.66

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Cost breakdowns

Mining Operating Cost Estimates

In Year 1, the Bisha operation will employ 421 personnel.  Employment will peak at 469 in Year 7.  At the peak employment level, 92 will be staff and supervision, and 377 will be labourers.  Senior plant operations personnel and supervisors will be expatriates for the first few years of operation; however the intention will be to train Eritrean personnel so that they may move into these positions.

Salaries and burden percentages for expatriate workers are based on current international experience.  Eritrean labour rates and burden percentages were provided by Nevsun.  Burdens applied to salaries for Eritrean personnel are 30% and for expatriate personnel 20% (in addition to a gross up of base salary to reflect the additional costs associated with overseas assignments).

The cost of reagents and consumables are based on current international pricing.  The cost of diesel fuel is based on current international pricing exported tax-free from Djibouti to Massawa, Eritrea, including estimated transportation costs from Massawa to site and excluding import duties and taxes.  It should be noted that fuel-based electrical power forms a significant part (55%) of the total process operating costs.  Consequently, total operating costs are subject to variations in international costs of fuel.  At the time of this estimate, the price of crude oil was approximately US$60 per barrel.

The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.  Taxes and import duties are not included.  Consumables (fuel, explosives and supplies) are calculated based on projected use, unit consumptions and allowances for minor items.  Diesel fuel cost is based current international pricing as described above.  Explosives and consumables for drilling and loading equipment are obtained from quotations.  Mine truck maintenance costs are based on experience with similar equipment at a comparable operation.

The operating cost estimate is based on labour and supervisory personnel working 12-hour shifts, two shifts per day, on a 4-day on, 4-day off shift rotation.  With the exception of the blasting crew and the general labourers, all labour and supervisory personnel will rotate between day and night shift.  Management and technical support staff will work day shift only.

Equipment operator labour requirements and supplies are based on equipment hours calculated from engineering estimates of productivities and activities, quantities of material moved and hourly equipment operating rates.  Other support labour within the mining operation was determined by engineering estimates of activities.  The supply cost for production and ancillary equipment includes fuel, tires and ground-engaging tools.  Lubricants and coolants are included as part of the equipment maintenance and repair.

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Maintenance labour requirements and supplies for production equipment are also based on calculated equipment hours, hourly equipment operating rates, and estimates of mechanical availabilities and maintenance labour intensities for each fleet type.  These factors were adjusted over the life of the equipment to reflect the age of the units.  The costs for maintenance labour, spare parts, major components and consumables (including lubricants and coolants, but excluding ground-engaging tools) are included in the build-up of unit operating costs.

Maintenance labour requirements and supplies for ancillary equipment are based on equipment hours and monthly equipment operating costs.

Salaries and burden percentages (20%) for expatriate workers are based on current international experience.  Eritrean labour rates and burden percentages (30%) were provided by Nevsun.

Drilling, blasting, loading and hauling categories include both operating and maintenance costs.  All costs are based on associated production equipment hours as described above.  Drilling costs for initial access road construction are included in the pioneering costs.

Powder factor calculations were used to design drill pattern sizes and annual drill requirements.  A 1% allowance was applied to cover re-drills, as most boulders will be broken by hydraulic rock breaker.  Hammer bit and drill steel costs are based on replacement life and unit prices from supplier quotations.  Fuel supply is based on a price of $0.85/L delivered to the mine site.

A contractor will supply explosives.  Costs are based on a quotation that included supply and delivery of the explosives to the hole.  The mine blasting crew will perform priming, loading, stemming and tying in.  The explosives supply contractor will supply powder magazines, ammonium nitrate silos, pump and two auger trucks, an emulsion plant and other equipment required to fulfill the supply contract.  The contractor will be responsible for erecting and maintaining all facilities.  Diesel fuel will be supplied by mine operations.

Mine support includes pit clean-up, in-pit ramp maintenance, haul road maintenance, dump dozing, road grading, haul road dust control and water control.  Operating costs for the mine mobile equipment were built up from two basic components, maintenance (supplies and labour) and operating supplies.

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Process Operating Cost Estimate

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ores.  The breakdown of the operating costs over the LOM is 4% for manpower, 41% for consumables and 55% for electrical power, detailed in Table 18-29.  All costs are expressed in third quarter 2006 US dollars.

Table 18-29:

Process Operating Cost Estimate

	Oxide Ore		Supergene Ore (Year 3)		Primary Ore
Category	(US$/a)	(US$/t)	(US$/a)	(US$/t)	(US$/a)	(US$/t)
Salaries & Wages	2,474,879	1.24	2,384,688	1.19	976,493	0.49
Consumables	16,566,895	8.28	12,052,563	6.03	14,657,949	7.33
Electrical Power	19,385,218	9.69	20,038,980	10.02	19,018,830	9.51
Total	38,246,992	19.21	34,476,231	17.24	34,653,272	17.33

The salaries and wages were provided by Nevsun and include a mix of expatriate and local workers.  Expatriates will be employed in the majority of the supervisory positions during start-up and commissioning with Eritreans working alongside in training positions.  Several of the key operating positions will also have expatriates to oversee the operations and assist in training the Eritrean operators.  The majority of the expatriates will be phased out after Year 3 at which time only the mill manager and plant maintenance manager will remain as expatriates.

In addition to the operating personnel listed, a separate crew of engineers and operators will be hired as consultants to assist in the commissioning and start-up of the plant.  An allowance has been made for these consultants in the capital cost estimate.

Process Consumables

The pricing of the consumables are based on purchase out of North America and shipped to the Bisha site via ocean freight to the port of Massawa, then by land transport from Massawa to the Bisha site.  Sodium cyanide and sodium metabisulphite are large reagent cost items and are significant contributors to the comparatively high oxide process operating cost.

While processing the Supergene ore, the SAG mill will be operated autogenously and the ball charge in the ball mill will be at a reduced level, therefore the grinding operating costs for the Supergene ore will be significantly lower than for the Oxide ore.  The high lime usage is one of the major contributors to the Supergene process operating costs.

While processing the Primary ore, again, the SAG mill will be operated in autogenous mode and the ball charge in the mill ball will be similar to or reduced from Supergene processing levels.  Concentrate regrinding will become a major contributor to the overall grinding costs.

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Process Electrical Power

The process electrical power will be generated on site and costs are based on the price for diesel fuel of $0.85/L.  At this cost for fuel, including the “over-the-fence” cost of $0.04/kWh for generated power (quoted by a major international supplier) and lube oil and services, the power cost is determined to be $0.277/kWh.

Cost Summary

Table 18-30 summarises the annual and life of mine process operating costs.

Off-Site Infrastructure (Port Site) Operating Cost Estimate

An operating cost analysis was performed on the proposed concentrate handling and loading facilities in the port of Massawa, located in Eritrea.  The analysis covered the areas of labour, ship docking/wharfing, shiploading, electrical power and maintenance needs.

Table 18-31 summarizes the total operating cost for this facility per tonne of concentrate.  It is estimated that the Massawa port will cost approximately US$0.73 per tonne of mill feed over the life of the mine.

The bulk of the port site operating cost is associated with maintenance of the truck dump receiving and shiploading systems.

General and Administration Operating Cost Estimate

The general and administration (G&A) operating costs will include all costs not directly chargeable to the mining, process and port site concentrate storage and shiploading areas.  The costs will include administrative personnel salaries, general office supplies, safety and training supplies, travel, contracted consultant services, insurance, permits, security, accommodations, building maintenance (excluding the process building and truck shop), environmental management and employee transportation.  The G&A costs are summarized in Table 18-32.

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Table 18-30:

Annual and LOM Process Operating Costs

Year	Unit	-1	1	2	3	4	5	6	7	8	9	10	LOM
Production
Oxide Ore Milled	(kt)	200	1,800	1,951.8	-	64.4	-	-	-	-	-	-	4,016.2
Supergene Ore Milled	(kt)	-	-	48.2	2,000	1,935.6	2,000	366.2	-	-	-	-	6,350.0
Primary Ore Milled	(kt)	-	-	-	-	-	-	1,633.8	2,000	2,000	2,000	2,078.9	9,712.7
Total Ore Milled	(kt)	200	1,800	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,078.9	20,078.9
Process Operating Costs
Manpower	(US$000)	619	2,475	2,473	2,385	1,066	1,019	1,234	976	976	976	976	15,176
	(US$/t)	3.09	1.37	1.24	1.19	0.53	0.51	0.62	0.49	0.49	0.49	0.47	0.76
Consumables	(US$000)	1,657	14,910	16,458	12,053	12,198	12,053	14,181	14,658	14,658	14,658	15,236	142,719
	(US$/t)	8.28	8.28	8.23	6.03	6.10	6.03	7.09	7.33	7.33	7.33	7.33	7.11
Electrical Power	(US$000)	1,939	17,447	19,401	20,039	20,018	20,039	19,206	19,019	19,019	19,019	19,769	194,913
	(US$/t)	9.69	9.69	9.70	10.02	10.01	10.02	9.60	9.51	9.51	9.51	9.51	9.71
Total	(US$000)	4,214	34,831	38,331	34,476	33,282	33,111	34,621	34,653	34,653	34,653	35,982	352,809
	(US$/t)	21.07	19.35	19.17	17.24	16.64	16.56	17.31	17.33	17.33	17.33	17.31	17.57

Table 18-31:

Annual Off-site Infrastructure (Port-Site) Operating Costs

Year	Units	3	4	5	6	7	8	9	10	LOM
Activity
Cu Concentrate	(kt)	275	253	288	103	72	78	81	84	1,234
Zn Concentrate	(kt)	-	-	-	177	244	230	221	241	1,112
Mill Feed Production	(kt)	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,079	16,079
Labour	(US$000)	197.72	197.72	197.72	197.72	197.72	197.72	197.72	197.72	1,582
Docking & Wharfing	(US$000)	61.88	56.93	64.80	63.00	71.10	69.30	67.95	73.13	528.08
Operating Equipment
Truck Dump Receiving System	(US$000)	727.71	727.71	727.71	727.71	727.71	727.71	727.71	727.71	5,822
Shiploading System	(US$000)	437.80	432.30	441.05	439.05	448.06	446.06	444.56	450.31	3,539
Storage Reclaiming FEL	(US$000)	32.19	29.61	33.71	32.77	36.99	36.05	35.35	38.04	274.70
Trimming FEL	(US$000)	2.06	1.90	2.16	2.10	2.37	2.31	2.27	2.44	17.60
Total per annum	(US$000)	1,459	1,446	1,467	1,462	1,484	1,479	1,476	1,489	11,763
Total per tonne	(US$/t)	0.73	0.72	0.73	0.73	0.74	0.74	0.74	0.72	0.73

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Table 18-32:

G&A Cost Summary (US$000)

Year	1	2	3	4	5	6	7	8	9	10
Labour	2,021	2,021	1,372	1,177	1,177	1,088	1,088	1,088	1,088	1,088
Accommodations	934	942	931	810	785	797	804	798	779	747
G & A Expenses	770	770	770	770	770	770	770	770	770	770
Human Resources	399	399	399	399	399	399	399	399	399	399
Environmental	80	80	80	80	80	80	80	80	80	80
Vehicles	125	125	125	125	125	125	125	125	125	125
Permits & Fees	20	20	20	20	20	20	20	20	20	20
Insurance	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Head Office	3,753	3,548	3,523	3,370	3,649	2,405	2,303	2,206	2,229	2,349
Total	9,102	8,905	8,220	7,751	8,005	6,684	6,589	6,486	6,490	6,578
Annual Milling Rate (kt)	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
G&A Cost per tonne (US$/t)	4.55	4.46	4.11	3.88	4.00	3.34	3.29	3.24	3.25	3.16

18.24

Financial Analysis

18.24.1

Introduction

The Bisha Feasibility Study has been evaluated on a project stand alone 100% equity-financed basis as requested by Nevsun.  The Eritrean Government retains a 10% “free carried” interest in the project.

18.24.2

Basis of Financial Analysis

The project has been evaluated using a discounted cash flow (DCF) analysis.  Cash inflows consist of annual revenue projections for the mine for the first ten years of production and two years of preproduction.  Cash outflows such as capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections.

To reflect the time value of money, annual net cash flow (NCF) projections are discounted back to the project valuation date using several discount rates.  The discount rate appropriate to a specific project will depend on many factors, including the type of commodity; and the level of project risks, such as market risk, technical risk and political risk.  The discounted, present values of the cash flows are summed to arrive at the project’s net present value (NPV).

In addition to NPV, internal rate of return (IRR), also known as discounted cash flow rate of return (DCFROR), and payback period are also calculated.  The IRR is defined as the discount rate that results in an NPV equal to zero.

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18.24.3

Metal Prices

Under the mining scenario considered, Oxide, Supergene and Primary ore are processed at a rate of 2 million tonnes per annum.  The production starts in the last quarter of the preproduction year in order to reach the 2 million tonnes of ore processing rate by the first year of production.  The prices of commodities used in the analysis are shown in Table 18-33.

All metal prices used in this study were taken from a report entitled “The Bisha Project Marketing Study” by Neil S. Seldon & Associates Ltd. dated July 2006.

Table 18-33:

Metal Prices

		Years
Metal	Units	2006-2009	2010-2014	2015-2019
Copper	(US$/mt)	3,253	3,175	2,825
Copper	(US$/lb)	1.48	1.44	1.28
Gold	(US$/oz troy)	435	435	435
Silver	(US$/oz troy)	6.50	6.50	6.50
Zinc	(US$/mt)	1250	1250	1250
Zinc	(US$/lb)	0.57	0.57	0.57

18.24.4

Principal Assumptions for Evaluation

Inflation

The cash flow analysis uses “constant dollars”.  That is, no inflation of prices or costs was applied for the Base Case cash flow.  This corresponds with mineral industry practice.

Currency

The analysis is in constant first quarter (Q1) 2006 US dollars.  Some prices (transportation cost of doré) were obtained in Euros, a conversion factor of 1.23 US$/Euro has been used.

Financing

The analysis assumed 100% equity financing.  No debt financing case was considered.

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Fuel and Electricity Prices

The base price of diesel fuel is US$0.85/L, delivered to the Bisha site is shown in
Table 18-34.

Table 18-34:

Electricity and Fuel Costs

Commodity	Unit	Base Price
Diesel Fuel	(US$/L)	0.85
Electric Power Model
Fuel Consumption	(L/kWh)	0.2760
Operation & Maintenance	(US$/kWh)	0.0400
Fuel Cost	(US$/kWh)	0.2346
Lube Oil Costs	(US$/kWh)	0.0027
Electric Power	(US$/kWh)	0.2773

All electric power, to be used at the Bisha site, is expected to be generated using diesel powered generators.  Hence, the price of electric power is directly linked to that of diesel fuel.

Taxation

Taxation calculations have been made in accordance with the following document:

•

Eritrean government Proclamation No. 69/1995 (proclamation to provide for payment of tax on income from mining operations)

Capital expenditure is depreciated using a straight line over a useful life of four years, with no value remaining at the end of the 4th year.  The tax rate imposed by the proclamation is 38% of taxable income.

18.24.5

Capital Costs

Initial Capital

Capital costs are detailed in Section 15 of this report and summarized in the project cash flow analysis.  Initial capital costs are estimated at US$196 million for the Gold oxide phase, which includes allowances for Owner’s costs ($13 million) and working capital ($12 million).

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Expansion Capital

Expansion capital required for mining and processing the Copper Supergene phase and the Zinc Primary ore phase is estimated to be US$61 million (Table 18-26) and US$31 million (Table 18-27), respectively.

Working Capital Allowance

Working capital is considered to be a temporary use of funds, incurred at the start-up of operations, intended to fund mining and production operations until the receipt of revenues.  As revenues and costs typically vary from year to year, the working capital will also change each year.  However, all working capital is theoretically recovered at the end of the project.  For the Bisha project, a working capital allowance was estimated at two months of operating costs (accounts payable, salaries, etc.) during the oxide phase (Years 1 and 2) and three months of operating costs thereafter.

Sustaining Capital

Sustaining capital is the capital required during operations to replace or add to the existing equipment inventory to maintain production.  Sustaining capital cost over the ten year mine life is estimated to be US$17 million.

Salvage Value and Reclamation

Eritrea currently has no operating mines and Nevsun is not aware of any legislation regarding requirements for environmental reclamation.  Detailed analysis of salvage value was not performed in this study.  Accordingly, salvage values and reclamation costs were each nominally estimated at 2.5% of initial capital and applied in the final year of mine operation.  As such, they offset one another and have no impact on the cash flow.

18.24.6

Operating Costs

Royalties

Royalties payable include an Eritrean Government royalty of 5% of precious metal Net Smelter Return (NSR) and 3.5% of base metal NSR.

Operations

Annual operating costs are detailed in Section 15 of this report and included in the project cash flow analysis.

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18.24.7

Smelter Contract

Gold doré smelter terms are outlined in Table 18-35.  Copper terms appear in Table 18-36 and zinc terms are listed in Table 18-37.

Table 18-35:

Doré Smelter Terms

Au/Ag Doré	Unit	Oxide Phase
Doré Precious Metal Content	(%)	85
Au Pay Factor	(%)	99.5
Au Refining Charge	(US$/oz)	5.00
Ag Pay Factor	(%)	98.5
Ag Refining Charge	(US$/oz)	0.40
Transport Charge	(Euro/kg)	11.2
Insurance Charge	(% of shipment value)	0.38

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Table 18-36:

Copper Smelter Terms

Cu Concentrate	Unit	Supergene Phase	Primary Phase
Concentrate Grade	(%Cu)	28.5	25.5
	(%Zn)	1.89	5.80
	(%Pb)	0.25	2.19
	(%As)	0.3300	0.0700
	(%Sb)	0.006	0.016
	(g/dmt Hg)	4.0	0.9
Moisture	(%)	8.0	8.0
Land Concentrate Freight	(US$/wmt)	52.00	52.00
Umpire & Marketing Charges	(US$/dmt)	3.50	3.50
Port Charges	(US$/wmt)	6.00	6.00
Ocean Freight	(US$/wmt)	35.00	35.00
Insurance Land	(% val. of ship.)	0.05	0.05
Insurance Marine & Charters Liability	(% val. of ship.)	0.15	0.15
Treatment Charge (Cu)	(US$/dmt)	95.00	95.00
Refining Charge (Cu)	(US$/lb)	0.0950	0.0950
Cu Pay Factor	(%)	96.50	96.50
Cu Min Deduction	(%)	1.0	1.0
Cu Price Participation Rate	(%)	10.0	10.0
Cu Price Participation Base	($/lb)	1.20	1.20
Cu Price Participation Up bdy	-	1.80	1.80
Cu Price Participation Low bdy	-	0.90	0.90
Au Pay Factor	(%)	95.75	95.75
Au Unit Deduction	(g/dmt)	0.5	0.5
Au Refining Charge	(US$/oz)	5.00	5.00
Ag Pay Factor or Min 30 g/mt	(%)	97.5	97.5
Ag Pay Factor Minimum	(g/mt)	15.00	15.00
Ag Refining Charge	(US$/oz)	0.20	0.20
Conc. Losses due to Shipping	(%)	0.125	0.125
As Base Penalty	(%)	0.10	0.10
As Penalty Increment	(%)	0.10	0.10
As Penalty Charge	(US$/ton/incr.)	3.00	3.00
Zn Base Penalty	(%)	2.0	2.0
Zn Penalty Increment	(%)	1.0	1.0
Zn Penalty Charge	(US$/ton/incr.)	3.00	3.00
Pb Base Penalty	(%)	0.1	0.1
Pb Penalty Increment	(%)	1.0	1.0
Pb Penalty Charge	(US$/ton/incr.)	3.00	3.00
Sb Base Penalty	(%)	0.1	0.1
Sb Penalty Increment	(%)	0.1	0.1
Sb Penalty Charge	(US$/ton/incr.)	3.00	3.00
Hg Base Penalty	(g/mt)	20.00	20.00
Hg Penalty Increment	(g/mt)	1.00	1.00
Hg Penalty Charge	(US$/mt/incr.)	0.20	0.20

*Half of the concentrate will be shipped to European smelters and the other half to Asia

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Table 18-37:

Zinc Smelter Terms

Zinc Concentrate	Unit	Primary Phase
Concentrate Grade	(%Zn)	55.6
	(%Fe)	7.900
	(%As)	0.035
	(%Mg)	0.148
	(g/mt Hg)	9.9
Moisture	(%)	8.0
Land Concentrate Freight	(US$/wmt)	52.00
Umpire & Marketing Charges	(US$/dmt)	3.50
Port Charges	(US$/wmt)	6.00
Ocean Freight	(US$/wmt)	35
Insurance – Land	(% of shipment)	0.05
Insurance – Marine & Charters liability	(% of shipment)	0.15
Treatment Charge Zinc (2006-2015)	(US$/dmt)	195.00
Treatment Charge Zinc (2015 and after)	(US$/dmt)	205.00
Price Participation Zn Price Threshold	(US$/dmt)	1,250.00
Price Participation (Positive)	(%)	14
Price Participation (Negative)	(%)	12
Zn Pay Factor	(%)	85.0
Zn Unit Deduction	(%)	8.0
Concentrate Losses	(%)	0.125
Au Pay Factor	(%)	70.0
Au Unit Deduction	(g/mt)	1.25
Au Refining Charge	(US$/oz)	0.00
Ag Pay Factor	(%)	75
Ag Unit Deduction	(g/mt)	93.31
Ag Refining Charge	(US$/oz)	0.00
Fe Penalty Base	(%)	8.0
Fe Penalty Increment	(%)	1.0
Fe Penalty Charge	(US$/dmt/increment)	1.75
Hg Penalty Base	(g/dmt)	30.00
Hg Penalty Increment	(g/dmt)	10.00
Hg Penalty Charge	(US$/dmt/increment)	0.20
As Penalty Base	(%)	0.3
As Penalty Increment	(%)	0.1
As Penalty Charge	(US$/dmt/increment)	2.00
Mg Base Penalty	(%)	0.30
Mg Penalty Increment	(%)	0.10
Mg Penalty Charge	(US$/dmt/increment)	1.50
Cd Flat Penalty Charge	(US$/dmt)	1.00

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18.25

Financial Analysis

Results of the financial analysis are summarized in Table 18-38.

Table 18-38:

Cash Flow Analysis

After Tax	Unit
IRR	(%)	26.3
NPV 0% (cumulative net cash flow – no adjustment for time or risk)	(US$M)	356
NPV 5%	(US$M)	222
NPV 10%	(US$M)	135
Payback	(Years)	2.6

Note: Payback period is calculated from start of production (following 2 years of capital development).  Cash flows occur at the end of each year.

18.25.1

Sensitivity Analysis

Sensitivity analysis was performed on the Base Case cash flow.  Positive and negative variations, up to 30% in either direction, were applied independently to each of the following parameters.

•

Metal prices – a change in metal price has the same effect as a similar change in grade or recovery rate (limited to an upper bound below 100%)

•

Capital expenditure

•

Operating cost

•

Price of diesel fuel.

The results of this analysis show that the project’s financial outcome is most sensitive to variation in metal price, less so to changes in capital expenditure and least sensitive to changes in operating cost and price of diesel fuel.  Sensitivities are shown in Figures 18-3, 18-4 and 18-5.

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Figure 18-3:

Sensitivity of Internal Rate of Return

Figure 18-4:

Sensitivity of After Tax Undiscounted Net Present Value

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Figure 18-5:

Sensitivity of Net Present Value Discounted at 10%

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19.0

REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

As the Bisha Property is not yet in a development phase, and no production has occurred, this section is not applicable to this report.

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20.0

INTERPRETATION AND CONCLUSIONS

The Bisha property consists of an exploration licence located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.

The Property is a single, contiguous exploration licence with dimensions of 14 km x 16 km.

The Bisha Main Zone deposit is a large precious metal rich (Au, Ag), base metal rich (Cu, Zn, Pb) volcanogenic massive sulphide deposit, which may have affinities with either Noranda/Kuroko or bimodal–siliclastic VMS deposits.  It is hosted within a bimodal sequence of weakly stratified, predominantly tuffaceous metavolcanic rocks of the Nacfa Terrane greenstone belt.  The Bisha Main Zone massive sulphide lenses are oriented north–south, and range in average thickness up to 70 m.  Drill intersections encountered mineralization to a depth of 380 m but portions of the deposit only extend to depths of 70 m.  Mineralization remains open down dip in several portions of the deposit, and depth extensions would add Primary sulphide mineralization to the resource base.

Oxidation of the near-surface of the deposit has created a zonation of four principal zones of mineralization within the Bisha Main Zone including:  (1) a near-surface gold-silver rich oxide/gossan; (2) a gold (±silver) enriched horizon that has been subjected to extreme acidification (acidified); (3) a Supergene copper-enriched horizon; and (4) underlying Primary massive sulphide (zinc-copper) mineralization.

In AMEC’s opinion the geology of the Bisha deposit and the controls on mineralization are well understood.

Between 2002 and 2006 Nevsun has completed a total of 70,510.77 m of drilling in 496 holes.  Of this, 68,042.66 m was core drilling in 454 holes; 1814.4 m was completed in 33 RC holes; and 591.70 m was in 9 combination holes, which had RC at the top of each hole and core drilling in the bottom.

Nevsun and contractors have completed work according to standard industry practices.  A QA/QC program was in place for the drilling program to monitor the accuracy and precision of the assays and ensure that sampling preparation and analytical protocols were being monitored.  This program was updated and improved for each successive stage of drilling. AMEC also reviewed the QA/QC program and verified the database used for geologic modelling and resource estimation.  Results for the additional independent and check sampling collected by AMEC were acceptable.  AMEC considers the practices used to collect the data to be in accordance with standard industry practices.

The database used to estimate the Mineral Resources at Bisha has been verified by AMEC and consists of samples and geological information from 356 core drill holes (347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200 m and to depths varying from surface to 380 m).  No RC data was used for the interpolation, although it was used for the geological interpretation.  AMEC considers the database to be sufficiently robust for Mineral Resource estimation for the feasibility study.

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Bulk density in the Oxide Domains is estimated from averages of specific gravity determinations on drill core samples.  Because of selection bias due to limitations in the SG determination methodology, the SG (and tonnage and metal) in the oxidized portions of the deposit may be slightly overestimated.  AMEC recognizes that this problem exists at many mineral deposits and is not easily resolved without mine to mill reconciliation data.

Bulk density in the Supergene and Primary domains was estimated with multiple linear regression of specific gravity tests against Zn, Cu, Pb, Fe, S and Ba analyses.  The resulting regression equation was then applied to the blocks in the model.  In the absence of an exhaustive SG data set, AMEC considers this method to be best practice for massive sulphide mineralization.

The geological interpretation was completed by Nevsun based on lithological, mineralogical and alteration features logged in drill core, with little change from interpretations reported from AMEC’s November 2004 Technical Report (AMEC, 2004).  The interpretations and estimate were updated and reported in December 2005 (AMEC, 2005).

The deposit has been subdivided into six mineralized domains:  Breccia, Oxide, Acid, Supergene, Primary Zn, and Primary.  Geological modeling was undertaken using Gems® software, respecting the outlines of the different mineralized domains.  AMEC is satisfied that the geology has been correctly incorporated into the Mineral Resource model using the six geologic domains.  After resource modelling was completed, the model was condensed to three zones each of which requires a different recovery treatment process.  The upper Breccia, Oxide, and Acidified Domains were combined into an “Oxide Zone”.  The Supergene Domain became the “Supergene Zone”, and the two Primary Domains were combined into the “Primary Zone”.

Metal deemed to be at risk in the highest-grade composites was quantified and removed from the resource estimate with high-grade search restrictions.

Internal dilution has been incorporated into the model, and external dilution has not.

The Bisha Mineral Resource model was developed using industry-accepted geostatistical methods.  AMEC validated the model estimates and found them to reasonably estimate grade and tonnage.

The mineralization at Bisha was classified into Measured, Indicated, and Inferred Mineral Resources, using logic consistent with the CIM Definition Standards referred to in NI 43-101.  The resource estimate is summarized in Table 20-1 by domain using various gold, copper and zinc cut-off grades.

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Following completion of this phase of work, the domains that formed the basis of the resource model were condensed to reflect zones, which required different recovery treatment processes.  The upper Breccia, Oxide, and Acidified domains were combined into an “Oxide Zone”.  The Supergene domain became the “Supergene Zone”, and the two Primary Domains were combined into the “Primary Zone”.  The resulting zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit.  A dilution factor was added to the mineralization based on the zones and their grades in each block.

Reserves are presented in Table 20-2, and are quoted at metal prices of Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz.

Nevsun plan to mine the reserves using conventional open pit mining methods where heavy duty highway trucks are loaded by excavator/loader.  The milling rate will be 5,500 t/d ore for an approximately 10 year mine life.  The mining function will be performed by the owner with purchased equipment.  Waste stripping will vary by year; the average waste stripping rate is 23,000 t/d.  Mining occurs in eight phases: three phases target the Oxide ore, two phases target the Supergene ore, and the remaining three phases target the Primary ore.  Overlaps of the phases occur to balance waste stripping, ore feed, and equipment requirements.

The three major ore-types at Bisha: the gold and silver bearing Oxide cap, the secondary copper mineralized Supergene ore, and the Primary ore with chalcopyrite and sphalerite mineralization require different require different metallurgical processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the Oxide zone.  Before the Oxide ore is exhausted the additional Supergene ore process equipment will be installed and commissioned so that a smooth transition can be made from the Oxide ore to the Supergene ore.  Similarly, before the Supergene ore is exhausted, the additional equipment required to process the Primary ore will be installed and commissioned to permit a smooth transition from Supergene to Primary ore.

The Oxide ore will be processed by cyanide leaching and the Supergene and Primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.

In the first two years of production, gold and silver will be recovered by carbon-in-pulp (CIP), melted down into doré bars and flown to refiners.  Copper concentrate production occurs in significant quantities for Years 3 to 5 of the 10 year mine life, with zinc concentrate production in Years 6 to 10.

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Table 20-1:

Mineral Resource Estimate as at 5 October 2006(prepared by Stephen Blower, P.Geo. under the supervision of Douglas Reddy, P.Geo.)

				Grade					Metal
Category	Domain	Cut-off	Tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (klb)	Pb (klb)	Zn (klb)
Measured	Oxides	0.5g/t Au	764	6.26	27.8	0.11	0.70	0.10	154	683	1,885	11,873	1,760
	Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.17	0.24	21	1,183	93,551	3,162	4,464
	Primary Zn	2.0% Zn	320	0.84	68.5	1.11	0.52	12.29	9	704	7,826	3,666	86,655
	Primary	2.0% Zn	4	0.69	22.5	0.67	0.04	2.17	0	3	52	3	169
	Primary	0.5% Cu (< 2%Zn)	87	0.63	24.2	0.65	0.06	0.90	2	67	1,241	115	1,718
	Subtotal		2,018	2.95	41.4	2.43	0.44	2.19	185	2,639	104,555	18,819	94,766
Indicated	Oxides	0.5g/t Au	4,036	7.17	30.7	0.08	0.54	0.07	930	3,981	7,118	48,047	6,228
	Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.10	152	6,607	562,321	14,242	14,682
	Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	0.34	9.07	201	15,702	192,927	61,882	1,650,800
	Primary	2.0% Zn	1,659	0.75	31.4	0.79	0.08	3.09	40	1,675	28,894	2,926	113,015
	Primary	0.5% Cu (< 2%Zn)	4,657	0.67	33.4	1.16	0.03	1.01	100	5,001	119,105	3,080	103,704
	Subtotal		25,268	2.00	42.2	1.74	0.28	3.93	1,424	32,967	910,365	130,177	1,888,429
Meas+Ind	Oxides	0.5g/t Au	4,800	7.02	30.2	0.09	0.57	0.08	1,084	4,663	9,003	59,920	7,988
	Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.11	0.12	173	7,790	655,871	17,403	19,146
	Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	0.35	9.19	210	16,406	200,754	65,549	1,737,456
	Primary	2.0% Zn	1,663	0.75	31.4	0.79	0.08	3.09	40	1,677	28,946	2,929	113,184
	Primary	0.5% Cu (< 2%Zn)	4,744	0.67	33.2	1.15	0.03	1.01	103	5,068	120,065	3,033	105,528
	Subtotal		27,286	2.08	42.1	1.80	0.29	3.78	1,610	35,605	1,014,639	148,834	1,983,300
Inferred	Oxides	0.5g/t Au	60	2.85	17.5	0.03	0.06	0.02	5	33	39	79	26
	Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.05	0.03	3	140	8,820	214	123
	Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	0.36	8.42	142	11,658	124,485	53,993	1,262,847
	Primary	2.0% Zn	510	0.62	36.5	1.02	0.05	3.29	10	599	11,465	562	36,980
	Primary	0.5% Cu (< 2%Zn)	4,147	0.68	37.3	0.99	0.02	0.87	91	4,974	90,519	1,829	79,547
	Subtotal		11,726	0.66	51.0	0.87	0.33	7.78	252	17,404	235,328	56,677	1,379,523

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Table 20-2:

Proven and Probable Reserves as at 5 October 2006 (prepared by Lydell Melnyk, P.Eng.)

Ore Type	Tonnage (kt)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Oxide
Proven	663	-	-	6.87	28.93
Probable	3,353	-	-	8.21	33.62
Combined Proven & Probable	4,016	-	-	7.99	32.85
Supergene
Proven	808	-	5.10	0.81	44.74
Probable	5,542	-	4.30	0.83	34.71
Combined Proven & Probable	6,350	-	4.40	0.83	35.98
Primary
Proven	353	11.38	1.10	0.82	65.56
Probable	9,360	7.05	1.15	0.76	53.57
Combined Proven &Probable	9,713	7.21	1.14	0.76	54.00
Total Combined Proven & Probable	20,079

Note:  Reserve cut-offs are based on net smelter return calculations, which incorporate variations in long-term metal prices, variable recoveries by ore type and variable operating costs.

A FEL will load the concentrate onto concentrate haulage trucks for transport to the company operated concentrate storage and load-out facility at the port of Massawa on the Red Sea.  At Massawa the concentrate will be off-loaded and conveyed into the holding sheds where it will be stored prior to loading onto ocean freighters for shipment to smelters.

Tailings generated from the processes will be stored in an earth-fill impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  The tailings impoundment site is underlain by low permeability bedrock that will limit seepage from the facility to low levels.  The impoundment will be created by construction of a rockfill tailing dam abutting Adalawat ridge.  The tailings will be thickened at the mill to reclaim as much water as possible and cyanide used in the process will be destroyed prior to pumping to the tailings impoundment.

Surface water flow in the project area is non-existent for much of the year; however river and stream flow can be significant during precipitation events.  A diversion dyke constructed across the river course upstream (southeast) of the proposed pit will direct flow in the Fereketatet River away from the open pit during runoff events.  This dyke will pond water upstream and enable the flow to follow a diversion channel to the adjacent Shatera River to the east.

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The major infrastructure required to develop the property includes an over-the-fence power supply, and a well farm for freshwater supply.  The power generation system will consist of multiple containerized, diesel engine driven generation systems, which will be owned, operated and maintained by a third party supplier.  Nevsun will supply fuel, lubricants and site preparation for these units.  Freshwater will be supplied from groundwater.  A water well bore field has been proposed 6.5 km southeast of the process plant site, along the base of the slope of the adjacent mountain range.  This site has been selected because it is downstream of a significant precipitation catchment area and has potential for a relatively thick column of alluvial material, which will collect and hold the runoff from the adjacent mountains.

The port site for the concentrate storage and loadout facility is planned at the site of an existing cement production facility at the Port of Massawa. The facility is adjacent to an existing jetty on the north shore of Khor Dakliyat Bay.  The cement plant is owned by the Eritrean Government and according to correspondence from the Eritrean Government the site will be made available for use by Nevsun.

The estimated capital cost to build each of the phases of this project is as follows:

•

Oxide phase – US$196.0 million (preproduction capital)

•

Supergene phase – US$61.2 million (funded from cash flow)

•

Primary ore phase – US$30.8 million (funded from cash flow)

All costs are expressed in third quarter 2006 US dollars, with no allowance for escalation, interest during construction or taxes.  The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.

Operating costs average $31.64/tonne of ore milled through the life of the mine.  The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ores.  The breakdown of the process operating costs over the LOM is 4% for manpower, 41% for consumables and 55% for electrical power.

A summary of the Base Case financial analysis is presented in Table 20-3.

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Table 20-3:

Financial Analysis Summary

Economic Parameter	LOM (Total or Average)
Life of Mine	10+ years
Total Gold Production	1.06 million oz
Total Copper Production	747 million lb
Total Zinc Production	1,092 million lb
Total Silver Production	10 million oz
Capital Cost Estimate	$196 million preproduction
Expansion Capital Estimate	$61 million + $31 million in two phases, funded from operations
Operating Costs	$31.66 per tonne ore milled through LOM
Base Case Financial Analysis (after tax) (Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28/lb thereafter, Zn $0.57/lb, Ag $6.50/oz)
Rate of Return	26%
NPV 0% (cumulative net cash flow – no adjustment for time or risk)	$356 million
NPV (10% discount)	$135 million
Payback	2.6 years (preproduction capital)
Recent Prices Case Financial Analysis (after tax) (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)
Rate of Return	62%
NPV 0% (cumulative net cash flow – no adjustment for time or risk)	$1,857 million
NPV (10% discount)	$853 million
Payback	1.5 year (preproduction capital)

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21.0

RECOMMENDATIONS

The following list of recommended further work is based on the results of the 2006 Feasibility Study, completed October 2006.

•

Extensions to the Primary massive sulphide mineralization, including the Primary Zn Domain, should be tested with further drilling.  This may have the effect of increasing the mineable reserve and extend the project life.

•

During future drill programs AMEC recommends that Nevsun purchase a commercial blank for use or find a new local source of material that can be established as being “barren” of mineralization and has no obvious oxidation surfaces or patches of limonite, hematite, etc.

•

A supplementary geotechnical drilling program should be undertaken to resolve specific data gaps.  Additional geotechnical holes should be oriented to the north, south and west to reduce bias in the oriented core data.  An additional geotechnical drill hole should be completed within the northeast wall of the pit.  This information will permit optimization of mine geotechnical design.

•

A hydrogeological model should be developed to assist in understanding the groundwater regime and its impact on open pit stability.

•

The northern portion of the deposit is well defined and high-grade so the pit design takes nearly all of the mineralized material from this portion of the pit.  In the southern portion of the pit the mineralization at depth is not as well defined and continues to depth.  Prior to starting the final pushback in Year 5, the pit should be optimized using the then current metal prices, wall and road design criteria, and operating costs.

•

The possibility of extracting the deeper portion of the deposit by underground mining has not been evaluated.  There may be potential to extend the mine life through definition of underground resources.  Additional drilling will be required to evaluate this option.

•

Based on initial testing, a specific gravity of 2.78 has been assigned to all of the waste material in the block model.  This value may be conservative, especially for the upper oxidized waste material and as a result it may be possible that the waste tonnage has been over-estimated and therefore a potential cost saving may be realized.  More waste density measurements, using an industry standard wax-sealed method, should be taken to confirm or update the specific gravity of the waste rock.

•

Drilling and blasting is planned for all of the waste material in the pit.  Some of the overburden and weaker oxidized material may be “free dig”, thereby reducing or eliminating the cost of drilling and blasting this material.

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•

There are anticipated cost savings in the construction of the tailings dam by using larger haul trucks (e.g., 80 t Caterpillar 777 truck).  An investigation should be carried out to evaluate its financial impact.

•

A Lerch Grossmann optimization was run at higher metal prices (US$600/oz Au, US$10/oz Ag, US$2.0/lb Cu and US$1.0/lb Zn) to assess the potential extent of the pit.  The results of the analysis indicate that should these metal prices be sustained a pit containing 27 million tonnes of Measured and Indicated mineralization plus an additional 11 million tonnes of Inferred mineralization may eventually be realized.  Additional drilling would be required to bring the Inferred mineralization to an Indicated or Measured category to allow them to be converted to Probable or Proven mineral reserves, respectively.

•

The comminution circuit has been designed to achieve the planned throughput of 5,500 t/d for the Oxide ore.  Based on testwork the Oxide is the hardest of the three ore types.  The Supergene and Primary ores are expected to be softer, and based on preliminary level assessment it may be possible to mill up to 8,000 t/d of Supergene and 11,000 t/d of Primary ore.  It is recommended that the impact of increased production rates for Supergene and Primary ore be assessed with respect to project economics.

•

The gold leach testwork indicates near complete leaching at approximately 8 hours of leach time with an incremental increase of approximately 1.0% extraction at 48 hours.  For this Feasibility Study the leach circuit was designed with a residence time of 24 hours.  Leach data suggests an economic optimum leach residence time may be between 24 hours and 12 hours.  More testwork on a larger suite of samples is recommended to confirm the appropriate leach residence time.

•

Waste rock obtained from the pit may constitute an economically feasible construction material for the majority of the tailings impoundment.  The haul distance would be in the order of 3 km and the material would be readily available.  Utilization of the rock would reduce the size of the waste dump.  The suitability of the waste rock for this purpose should be confirmed.

•

In order to conserve water and to minimize the effects of ARD, the production of paste tailings should be evaluated along with the potential benefits of the co-disposal of paste tailings and waste rock.  Paste tailings may also have the potential to obviate the need for cyanide destruction, as it would reduce the amount of slurry water and eliminate ponding in the tailings impoundment.

•

The metal prices used for the financial assessment of the Bisha project are conservative relative to current third quarter 2006 metal prices.  Should metal prices remain higher than the prices used for this analysis for an extended period, there could be a significant positive effect on the economic performance of the project.

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22.0

REFERENCES

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Alemu, T. (2004): Tectonic Evolution of the Pan-African Tulu Dimtu Belt: Implications for the Precambrian Geology of Western Ethiopia, 2004: talk abstract from International Conference on the East African Rift System: Development, Evolution and Resources, Addis Ababa, 20-24 June 2004, accessed 5 October 2006, http://www.gl.rhul.ac.uk/ear_conference/

ALS Chemex, (2004): Principles of Chemical Analysis of Materials: report posted to ALS Chemex website, viewed 1 October 2004 http://www.alschemex.com/

AMEC (2004):  Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, Gash-Barka District, Eritrea, 1 October 2004: unpublished independent Technical Report, Nevsun Resources, 18 November 2004.

AMEC, (2005): Nevsun Resources (Eritrea) Ltd. Bisha Property, Gash-Barka District, Eritrea, 43-101 Technical Report and Preliminary Assessment, 30 December 2005: unpublished independent Technical Report, Nevsun Resources, 30 December 2005

AMEC, (2006), Nevsun Resources Ltd, Bisha Project, Feasibility Study Report: internal company report, Nevsun Resources, October 2006.

Barrie, T.C. (2004): Report on Geology and Geochemistry for the Bisha VMS Deposit and Property, Western Eritrea: internal company report, Nevsun Resources, August 2004.

Barrie, T.C., 2005, Lead isotope systematics and Neoproterozoic ages for VMS mineralization in the Nakfa Terrane, Eritrea: internal company report, Nevsun Resources, 15 p.

Barrie, T.C., Hannington, M.D. (1999): Volcanic-Associated Massive Sulphide Deposits: Processes and Examples in Modern and Ancient Settings, Reviews in Economic Geology, Volume 8, Soc. of Econ. Geol. and Geol Assoc of Canada. 408 p.

Berhe, S.M. (1990): Ophiolites in Northeast and East Africa:

Implications for Proterozoic crustal growth, J. Geol. Soc. London, 147, p. 41-57.

Chewaka, S. and DeWit, J. (1981): Plate Tectonics and Metallogenesis: Some Guidelines to Ethiopian Mineral Deposits, Bulletin #2, Ethiopian Institute of Geological Surveys, Min. of Mines, Energy and Water Resources, Provisional Military Government of Socialist Ethiopia, 129 p.

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Childe, F. (2003): Geological Model for Volcanogenic Massive Sulphide Mineralization on the Bisha Property Eritrea: imp Interactive Mapping Solutions Inc., internal company report, Nevsun Resources Ltd., April 2003.

Chisholm, R., (1999): Bisha Prospecting License, Gash-Barka Administration Region, internal company report, Nevsun Resources (Eritrea) Ltd, June 1999.

Chisholm, R., Delisle, P.C., Nielsen, F.W., Daoud, D., Ansell, S., Davis, G. (2003): Exploration and Drilling Program on the Bisha Property for Nevsun Resources (Eritrea) Ltd., Bisha Exploration Permit 2003, Work Program:  internal company report, Nevsun Resources, August 2003.

CIA, 2005.  Eritrea: The World Factbook: article posted to CIA website, viewed 5 October 2006, www.cia.gov/cia/publications/factbook/geos/er.html

DeSouza Filho, C. R., Drury S. A. (1998): A Neoproterozoic Supre-Subduction Terrane in Northern Eritrea, NE Africa, Journal of the Geological Society, London, V.155, pp.551-566

Drury, S.A. and Berhe, S.M. (1993): Accretion Tectonics in Northern Eritrea, Revealed by Remotely Sensed Imagery; Geol. Mag. 130 (2), Cambridge University Press. p.177-190.

Drury, S.A. and Charlton, R. (1990?): The State of Eritrea (A Satellite Image Map) 1:1,000,000 scale LANDSAT mosaic of 14 images taken in 1985 and 1989, Western Lowlands: Open University, UK and Eritrean Agency Consortium, September 1990.

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Franklin, J. M., Lydon, J. W. and Sangster, D. F. (1981): Volcanic-associated Massive Sulphide Deposits:  Economic Geology 75th Anniversary Volume. p 485-627.

Franklin, J. M., Hannington, M. D., Jonasson, I. R. and Barrie, C. T. (1998): Arc-Related Volcanogenic Massive Sulphide Deposits; in Metallogeny of Volcanic Arcs, B. C. Geological Survey, Short Course Notes, Open File 1998-8, Section N.

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Freyssinet, Ph. (1997): Lateritic Weathering and Regolith Evolution of West Africa, in A West Africa Field Trip, Eric Hanssen and Philippe Freyssinet tour leaders, The Assn. of Expl. Geochemists

Fugro Airborne Surveys (2003) Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job no.03427: internal company report, Nevsun Resources.

Global Resources Development and Management Consultants, (2004): A Preliminary Hydrological Study of the Bisha Mine Area, internal company report, Nevsun Resources, October 2004.

Greig, C. (2004): Geology Report on Bisha Property, 2004: internal company report, Nevsun Resources.

Hðy, Trygve (1995): Noranda/Kuroko Massive Sulphide Cu-Pb-Zn: summary posted to British Columbia Geological Survey website, 1995, accessed 5 October 2006, http://www.em.gov.bc.ca/Mining/Geolsurv/MetallicMinerals/MineralDepositProfiles/profiles/g06.htm

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Leroy, J-C (1989): Geology of Sahel Region, Eritrea; 1:450,000 (?) scale map drawn from the map by the Geological Dept. Of Eritrea, Peoples Liberation Front, Eritrea.

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Nevsun (2003): Exploration Program on the Bisha Property, Gash-Barka District, Eritrea 2002: internal company report, Nevsun Resources (Eritrea) Ltd., May 2003.

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Singer, Donald A. and Mosier, Dan L. (1986): Grade and Tonnage Model of the Kuroko Massive Sulfide, in Cox, D.P., Barton, P.B., and Singer, D.A., USGS Deposit Models, 1986, viewed 5 October 2006, http://pubs.usgs.gov/bul/b1693/Tlbc.pdf.

Snowden Mining Industry Consultants, 2004:  Bisha Geotechnical Desktop Review and Geotechnical Borehole Locations: internal company report, Nevsun Resources, March 19, 2004.

Sunridge Gold Corp., (2006a):  Debarwa, Sunridge Gold Corp website, viewed 5 October 2006, http://www.sunridgegold.com/s/Debarwa.asp

Sunridge Gold Corp., (2006b):  Adi Nefas, Sunridge Gold Corp website, viewed 5 October 2006, http://www.sunridgegold.com/s/AdiNefas.asp

Sub-Sahara Resources N.L. (2004):  Debarwa and Adi Nefas Projects: Sub-Sahara Resources, viewed 5 October 2006, http://www.subsahara.com.au/

Tardy, Y., Melfi, A.J. and Valeton I. (1988): Climats et Paleoclimats Periatlantiques. Role des Facteurs Climatiques et Thermodynamiques: temperatue et activity de l’eau, sur la repatition et la composition mineralogiques des bauxites et des cuirasses ferrugineuses au Bresil et en Afrique; C.R. Acad. Sci. Paris, 12, 1-2, p.283-295; in Freyssinet (1997).

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NEVSUN RESOURCES LTD. 43-101 TECHNICAL REPORT ON THE FEASIBILITY ASSESSMENT BISHA PROPERTY, GASH-BARKA DISTRICT, ERITREA

United States Department of the Interior (1990): Mineral Industries of Africa, Minerals Yearbook, Volume III, 1990 International Review, Bureau of Mines.

US Department of State, (2005): Eritrea, US Department of State website, viewed 5 October 2006, www.state.gov/p/af/ci/er

Yager, Thomas R. (2000): The Mineral Industries of Djibouti, Eritrea, Ethiopia, and Somalia, 2000.

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